PROSPECTUS	Filed pursuant to Rule 424(b)(3) Registration Statement No. 333-259954

48,413,333 Shares of Common Stock
5,013,333 Warrants to Purchase Shares of Common Stock
10,533,333 Shares of Common Stock Underlying Warrants
838,100 Shares of Common Stock Underlying Options

This prospectus relates to the offer and sale from time to time by the Selling Securityholders named in this prospectus (the “Selling Securityholders”) of (A) up to 48,413,333 shares of our common stock, par value $0.0001 per share (“Common Stock”), consisting of up to (i) 36,500,000 shares of our Common Stock (the “PIPE Shares”) issued in a private placement pursuant to subscription agreements each entered into on March 28, 2021 (“Subscription Agreements” and collectively, the “PIPE Investment”); (ii) 6,900,000 shares of our Common Stock issued in connection with the consummation of the Business Combination (as defined below), in exchange for shares of Class B common stock of CMLS II (as defined below) originally issued in a private placement to CMLS Holdings II LLC, a Delaware limited liability company (“Sponsor”), and certain directors and former directors of the Company (collectively, the “Founder Shares”); and (iii) 5,013,333 shares of our Common Stock issuable upon the exercise of the Private Placement Warrants (as defined herein); and (B) up to 5,013,333 warrants (“Private Placement Warrants”) originally issued in a private placement to the Sponsor and certain CMLS II directors (collectively, the “Initial Stockholders”) at the time of CMLS II’s initial public offering (“IPO”) of 27,600,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”).

In addition, this prospectus relates to the offer and sale of: (i) up to 5,520,000 shares of our Common Stock that are issuable by us upon the exercise of 5,520,000 warrants (“Public Warrants”) originally issued in the IPO; (ii) up to 5,013,333 shares of our Common Stock that are issuable by us upon the exercise of the Private Placement Warrants following the public resale of the Private Placement Warrants by the Selling Securityholders pursuant to this prospectus; and (iii) up to 838,100 shares of Common Stock underlying options to purchase 838,100 shares of Common Stock (the “Madryn Options”).

On September 1, 2021, we consummated the transactions (the “Business Combination”) contemplated by that certain Agreement and Plan of Merger, dated as of March 28, 2021, as amended by Amendment No. 1 and Amendment No. 2 thereto (“Amendments”), dated as of May 12, 2021 and July 15, 2021, respectively (as so amended and may be further amended from time to time, the “Merger Agreement”), by and among CM Life Sciences II Inc., our predecessor company (“CMLS II”), SomaLogic, Inc., a Delaware corporation (“Old SomaLogic”), and S-Craft Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of CMLS II (“Merger Sub”).

We are registering the offer and sale of these securities to satisfy certain registration rights we have granted. The Selling Securityholders may offer, sell or distribute all or a portion of the securities hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from such sales of the shares of our Common Stock or warrants, except with respect to amounts received by us upon the exercise of the warrants or the Madryn Options for cash. We will bear all costs, expenses and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sale of shares of our Common Stock or warrants. See section entitled “Plan of Distribution” beginning on page 118 of this prospectus.

Our Common Stock and Public Warrants are listed on the Nasdaq Capital Market of The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “SLGC” and “SLGCW” respectively. On October 21, 2022, the last quoted sale price for our Common Stock and Public Warrants as reported on Nasdaq were $2.82 and $0.35 respectively.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, have elected to avail ourselves of certain reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in the section entitled “Risk Factors” beginning on page 7 of this prospectus.

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 24, 2022.

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us or on our behalf. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (“SEC”) using the “shelf” registration process. Under this shelf registration process, the Selling Securityholders hereunder may, from time to time, sell the securities offered by them described in this prospectus. We will not receive any proceeds from the sale by such Selling Securityholders of the securities offered by them described in this prospectus. This prospectus also relates to the issuance by us of shares of Common Stock issuable upon the exercise of the Public Warrants, Private Placement Warrants, and Madryn Options. We will receive proceeds from any exercise of the warrants for cash.

Neither we nor the Selling Securityholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the Selling Securityholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the Selling Securityholders will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus. You should assume that the information appearing in this prospectus or any prospectus supplement is accurate as of the date on the front of those documents only, regardless of the time of delivery of this prospectus or any applicable prospectus supplement, or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

The Selling Securityholders and their permitted transferees may use the shelf registration statement of which this prospectus forms a part to sell securities from time to time through any means described in the section entitled “Plan of Distribution.” More specific terms of any securities that the Selling Securityholders and their permitted transferees offer and sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering.

We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus supplement or post-effective amendment modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the sections of this prospectus entitled “Where You Can Find Additional Information.”

Unless expressly indicated or the context otherwise requires, references in this prospectus to “SomaLogic,” the “Company,” the “Registrant,” “we,” “us” and “our” in this prospectus refer to SomaLogic, Inc., a Delaware corporation, the parent entity formerly named CM Life Sciences II, Inc. after giving effect to the Business Combination, and as renamed SomaLogic, Inc., and where appropriate our wholly-owned subsidiaries (including SomaLogic, Inc. prior to giving effect to the Business Combination (“Old SomaLogic”)). References to the consummation of the Business Combination shall be as of the “Closing,” and such date of the consummation of the Business Combination, the “Closing Date.”

MARKET AND INDUSTRY DATA

This prospectus contains estimates and information concerning our industry, our business, and the market for our products and services, including our general expectations of our market position, market growth forecasts, our market opportunity, and size of the markets in which we participate, that are based on industry publications, surveys, and reports that have been prepared by independent third parties. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Although we have not independently verified the accuracy or completeness of the data contained in these industry publications, surveys, and reports, we believe the publications, surveys, and reports are generally reliable, although such information is inherently subject to uncertainties and imprecision. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

TRADEMARKS

This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of it by, any other companies.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words ““will be,” “will,” “expect,” “anticipate,” “continue,” “project,” “believe,” “plan,” “could,” “estimate,” “forecast,” “guidance,” “intend,” “may,” “plan,” “possible,” “potential,” “predict,” “pursue,” “should,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events.

These statements include, but are not limited to the following:

●	the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against the Company;

●	the ability to maintain the listing of the Company’s Common Stock on the Nasdaq;

●	the risk of disruption, including to the Company’s information technology systems, to the Company’s current plans and operations;

●	the ability to protect the Company’s intellectual property;

●	the Company’s plans to engage in acquisition activities and the anticipated impact of such activities on the Company’s financial results;

●	the impact of the procurement and budgetary cycles of customers;

●	the ability to recognize the anticipated benefits of the Company’s business, which may be affected by, among other things, competition and the ability to grow and manage growth profitably and retain its key employees;

●	costs related to the Company’s business;

●	changes in applicable laws or regulations;

●	the ability of the Company to raise financing in the future;

●	the success, cost and timing of the Company’s product development, sales and marketing, and research and development activities;

●	the Company’s ability to obtain and maintain regulatory approval for its products, and any related restrictions and limitations of any approved product;

●	the Company’s ability to maintain existing license agreements and manufacturing arrangements;

●	the Company’s ability to attract or retain sales and distribution partners;

●	the Company’s ability to compete with other companies currently marketing or engaged in the development of products and services that serve customers engaged in proteomic analysis, many of which have greater financial and marketing resources than the Company;

●	the size and growth potential of the markets for the Company’s products, and the ability of each to serve those markets, either alone or in partnership with others;

●	the Company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

●	the ability to use net operating losses and certain other tax attributes;

●	the Company’s financial performance;

●	the impact of the COVID-19 pandemic on the Company; and

●	other factors detailed under the section entitled “Risk Factors.”

The forward-looking statements contained in this registration statement are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under section entitled “Risk Factors” in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. The Company will not and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Common Stock. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Overview

We are a leading commercial-stage proteomics company. We have built an integrated proteomics platform that we believe is capable of robust, high throughput proteomics analysis with broad proteome coverage, low limits of detection, high reproducibility and at low costs. We designed our platform with the goal of being a universal proteomics platform, with the breadth (number of proteins measured) and precision (accuracy of measurement) important for discovery and research applications, and both the reproducibility and robustness important for clinical applications. Our platform is underpinned by our proprietary assay technology, our protein database (which we believe is one of the largest proteomics databases worldwide), and artificial intelligence and machine learning capabilities. As of December 31, 2021, our assay can measure approximately 7,000 protein target measurements in a single sample using only approximately 55 µL of plasma or serum. Our proteomics database matches proteomics and clinical information and contains over 2.5 billion protein measurements with over 675,000 participant-years of clinical follow-up. Leveraging our artificial intelligence-enabled bioinformatics capability, we use our database to power diagnostic product development for our research and clinical customers. We currently run our platform within our own laboratory, receive samples from customers and perform proteomics analysis on their behalf.

Our proprietary platform is built upon our assay technology, our proprietary database and artificial intelligence and machine learning bioinformatics capabilities. Our foundational assay technology includes our library of modified aptamer protein identification reagents, referred to as “SOMAmer® reagents,” and our SomaScan® assay. Our SOMAmer® reagents are proprietary “slow off-rate modified aptamers” which are short, synthetic single stranded DNA (ssDNA) sequences developed to bind specific protein targets with high affinity and specificity across the proteome. As of December 31, 2021, we have reagents targeting approximately 7,000 protein target measurements of the approximately 20,000 canonical human proteins included in our current SomaScan® assay, and plan to increase this number to approximately 10,000 in 2023 for commercial availability. The SomaScan® assay is utilized for Research Use Only (“RUO”) applications and SomaSignal™ tests, run on the SomaScan® Platform, and are also available as a Laboratory-Developed Tests (“LDT”) in the United States.

Our business model is currently focused on research and clinical customers. We continue to work with collaborators to explore new areas of application for research and clinical proteomics. As a result of our significant government- or grant-funded customer base, whose cycles often coincide with government fiscal year ends, our business is subject to significant seasonal factors which may cause sales of our products to vary on a quarterly or yearly basis and increase the magnitude of quarterly or annual fluctuations in our operating results.

Our assay services delivered to the research market are focused on pharmaceutical and biotechnology companies, and academic and government research institutions. We facilitate drug development, analysis of clinical trials and new human biology insights by assessing protein-protein and protein-gene networks. In addition to providing protein data for research customer use, as of December 31, 2021 we have released 20 SomaSignal™ RUO protein-pattern recognition tests covering multiple applications, including facilitation of clinical trials (patient inclusion/exclusion, therapeutic effects of pharmaceuticals during trials, and other use cases).

Our services and products delivered into the clinical market are focused on providing data-driven diagnostic tests aimed at enabling high predictive power of biological disease and risks to patients based on high-plex proteomic measurement and bioinformatics predictive model development. We have released 16 SomaSignal™ tests for use as LDTs under our Clinical Laboratory Improvement Amendments (“CLIA”) certification since late 2019. We also have a pipeline of over 100 unique tests that could be developed and use claims targeting multiple applications, including offerings for health and wellness, preventative medical and disease management for pharmaceutical companies, health system providers and payors. We have developed a number of health system partnerships in the United States which we are studying use cases and benefits for SomaSignal™ tests for patient populations.

We generated $37 million of revenue during the six months ended June 30, 2022 and over $81 million of revenue in 2021, almost entirely from our research market. Our cash and cash equivalents balance as of June 30, 2022 is $418 million.

Our investor relations website is located at http://www.somalogic.com/investors/. We use our investor relations website to post important information for investors, including news releases, analyst presentations, and supplemental financial information, and as a means of disclosing material non-public information and for complying with its disclosure obligations under Regulation FD. Accordingly, investors should monitor our investor relations website, in addition to following press releases, SEC filings and public conference calls and webcasts. We also make available, free of charge, on our investor relations website under “Financial Information-SEC Filings,” our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports as soon as reasonably practicable after electronically filing or furnishing those reports to the SEC.

Recent Developments

Merger with Palamedrix, Inc.

On August 31, 2022, SomaLogic completed its merger with Palamedrix, Inc. (“Palamedrix”). Pursuant to the Agreement and Plan of Merger, dated as of July 25, 2022 (the “Palamedrix Merger Agreement”), by and among SomaLogic, Panther Merger Subsidiary I, LLC, a Delaware limited liability company and wholly-owned subsidiary of SomaLogic (“Merger Sub I”), Panther Merger Subsidiary II, LLC, a Delaware limited liability company and wholly-owned subsidiary of SomaLogic (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), Palamedrix, and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the Securityholder Representative, Merger Sub I merged with and into Palamedrix, with Palamedrix continuing as the surviving company (the “First Merger”). Immediately following the First Merger, Palamedrix merged with and into Merger Sub II (the “Second Merger” and, together with the First Merger, collectively, the “Palamedrix Merger”), with Merger Sub II continuing as the surviving company and a wholly owned subsidiary of SomaLogic.

Pursuant to the Palamedrix Merger Agreement, and subject to the terms and conditions thereof, SomaLogic paid Palamedrix’s securityholders (the “Palamedrix Securityholders”) upfront consideration in an aggregate amount of approximately $14.0 million payable in cash, subject to customary purchase price adjustments, and 4,030,472 shares of SomaLogic Common Stock. With respect to certain Palamedrix Securityholders, the shares of Common Stock payable as part of the upfront consideration are subject to vesting over the three years following the consummation of the Palamedrix Merger. In addition, certain Palamedrix Securityholders are eligible to receive up to an additional $17.5 million in milestone payments upon the achievement of certain pre-specified revenue milestones, payable through a combination of cash and Common Stock. The shares of Common Stock payable as milestone consideration will be valued using the volume-weighted average price of the Common Stock over the five (5) consecutive trading day period beginning on the trading day that is six (6) trading days immediately preceding the date that the applicable milestone was achieved and ending on and including the trading day that is immediately prior to the date that the applicable milestone was achieved. Within 60 days following the consummation of the Palamedrix Merger, SomaLogic has agreed to file a registration statement to register for resale with the SEC the shares of Common Stock issuable pursuant to the Palamedrix Merger.

Lease Terminations – Louisville, Colorado

On August 25, 2022 (the “Termination Date”), SomaLogic Operating Co., Inc. (“SomaLogic Opco”), a wholly owned subsidiary of SomaLogic, agreed with Louisville 1 Industrial Owner, LLC (“Landlord 1”) and Louisville 2 Industrial Owner, LLC (“Landlord 2” and together with Landlord 1, collectively, the “Landlord”) to terminate that certain Lease Agreement between SomaLogic Opco and Landlord 1 relating to the lease of a building (“Building 1”) at 1350 South 96th Street in Louisville, Colorado (“Lease 1”) and that certain Lease Agreement between SomaLogic Opco and Landlord 2 relating to the lease of a building (“Building 2”) at 1452 South 96th Street in Louisville, Colorado (“Lease 2” and together with Lease 1, collectively, the “Leases”). Building 1 and Building 2, comprise 100,080 square feet and 98,640 square feet, respectively, of planned office, warehouse, laboratory and other space and was intended to serve as the Company’s future headquarters. The Company evaluated the cost of the Leases and determined that it would be in the best interest of the Company to terminate these agreements and maintain the location of its current headquarters at this time.

As consideration for the termination of the Leases, SomaLogic Opco agreed to pay to the Landlord a termination fee of $6.0 million (the “Termination Fee”) to be paid as follows: (i) $2.5 million on the Termination Date or within one business day of the Termination Date and (ii) $3.5 million (the “Final Payment”) on January 2, 2023. In the event the Landlord enters into a subsequent lease agreement for either the entirety of Building 1 or the entirety of Building 2 with certain counterparties on or before January 2, 2023, then the Final Payment shall be reduced by $1.0 million so that the total Termination Fee paid by SomaLogic Opco is $5.0 million. If SomaLogic Opco fails to make the Final Payment as and when due, interest shall thereafter accrue at a rate of 12% per annum until it is paid.

Under the terms of the Leases, SomaLogic Opco was required to deliver a letter of credit in the amount of approximately $2.0 million for each of Lease 1 and Lease 2 to secure the obligations under each of the Leases (the “Security Deposit”). As a result of the termination of the Leases, the Security Deposit shall remain in place to guarantee the payment of the Termination Fee. The Security Deposit shall be released upon SomaLogic Opco’s full performance of the Termination Agreement, including full payment of the Termination Fee.

Appointment of Executive Chairman

On October 17, 2022, the Company announced the appointment of Troy Cox, a current member of the Company’s Board of Directors, as Executive Chair of the Board. Effective as of the same date, Charles M. Lillis stepped down as Chairman of the Board but continues to serve as a member of the Board. Effective as of his appointment as Executive Chair, Mr. Cox assumed the responsibilities of the Company’s principal executive officer for purposes of the rules and regulations of the Securities and Exchange Commission. Roy Smythe retained his current title as the Company’s Chief Executive Officer.

Corporate Information

SomaLogic Operating Co., Inc. (formerly SomaLogic, Inc., and herein “SomaLogic Operating”) was incorporated in the state of Delaware on October 13, 1999 and is headquartered in Boulder, Colorado. SomaLogic Operating is a protein biomarker discovery and clinical diagnostics company that develops slow off-rate modified aptamers (“SOMAmers®”), which are modified nucleic acid-based protein binding reagents that are specific for their cognate protein, and offers proprietary SomaScan® services, which provide multiplex protein detection and quantification of protein levels in complex biological samples.

CM Life Sciences II Inc. (“CMLS II”) was incorporated in Delaware as a blank check company on December 15, 2020. CMLS II was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses.

On September 1, 2021, we consummated the business combination (the “Business Combination”) contemplated by the Merger Agreement (as amended, the “Merger Agreement”), dated March 28, 2021, by and among CMLS II, S-Craft Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of CMLS II (“Merger Sub”), and SomaLogic Operating (“Old SomaLogic”). Pursuant to the Merger Agreement, Merger Sub merged with and into Old SomaLogic, with Old SomaLogic surviving the merger as a wholly-owned subsidiary of CMLS II. Upon the closing of the Business Combination, CMLS II changed its name to SomaLogic, Inc., and Old SomaLogic changed its name to SomaLogic Operating Co., Inc.

Our principal executive offices are located at 2945 Wilderness Place, Boulder, Colorado 80301, and our telephone number at that address is (303) 625-9000.

Our website address is http://www.somalogic.com. The information on, or that can be accessed through, our website is not part of this prospectus, and you should not consider information contained on our website in deciding whether to purchase shares of our Common Stock. We have included our website address in this prospectus solely as an inactive textual reference.

We use the SomaLogic logo and other marks as trademarks in the United States and other countries. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without a trademark symbol, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.07 billion in annual revenues; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of CMLS II’s initial public offering.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (“Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our ordinary shares held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) our annual revenue exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the prior June 30.

Unless expressly indicated or the context requires otherwise, the terms “SomaLogic,” the “Company,” the “Registrant,” “we,” “us” and “our” in this prospectus refer to SomaLogic, Inc., the parent entity formerly named CM Life Sciences II Inc., after giving effect to the Business Combination, and as renamed SomaLogic, Inc., and where appropriate, our wholly-owned subsidiaries (including Old SomaLogic).

Summary of Risk Factors

In evaluating an investment in our securities, investors should carefully read the risks described below, this prospectus and especially consider the factors discussed in the section entitled “Risk Factors.” If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

●	We expect to make significant investments in our continued research and development of new services and products, which may not be successful.

●	We have incurred losses since we were formed and we may incur losses in the future.

●	Seasonality may cause fluctuations in our revenue and results of operations.

●	We may need to raise additional capital to fund commercialization plans for our services and products, including manufacturing, sales and marketing activities, expand investments in research and development and commercialize new products and applications.

●	Our ability to use our net operating losses and certain other tax attributes may be limited.

●	Our operating results have in the past fluctuated significantly and may continue to fluctuate significantly in the future, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

●	Our current and future services and products may never achieve significant commercial market acceptance.

●	Errors or defects in our services or products could harm our reputation, decrease market acceptance of our services or products or expose us to product liability claims.

●	Our business will depend significantly on research and development spending by pharmaceuticals, biotechnology, and academic, governmental and other research institutions, and any reduction in spending could limit demand for our services and products and adversely affect our business, results of operations, financial condition and prospects.

●	The life sciences industry is subject to rapid change, which could make our proteomics platform and related services and products that we develop obsolete.

●	Any disruption at our current headquarters and laboratory facility could negatively impact our business.

●	Our reliance on distributors for sales of our services and products in certain geographies outside of the United States could limit or prevent us from selling our services and products and impact our revenue.

●	A significant disruption in our information technology systems or the failure to maintain the integrity of our computer hardware, software and internet applications and related tools and functions could result in damage to our reputation, data integrity and/or subject us to costs, fines or lawsuits under data privacy or other laws or contractual requirements.

●	We rely on assumptions and estimates and data to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

●	Our current revenues are derived almost entirely from our research-based business operations with a limited number of customers and collaborators in a concentrated and competitive business sector.

●	Old SomaLogic identified a material weakness in its internal control over financial reporting. If our remediation measures are ineffective, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to report our financial condition or results of operations accurately or on a timely basis, which may adversely affect the value of our Common Stock.

●	We rely on certain scientific methodologies and metrics to evaluate our services and products, and real or perceived inaccuracies in such metrics or new developments in the industry may adversely affect our reputation and business.

●	We have limited experience producing and supplying our products. We may be unable to consistently manufacture our products or source our components to the necessary specifications or in quantities necessary to meet demand.

●	Our research and development efforts will be hindered if we are not able to contract with third parties for access to samples.

●	We rely on a limited number of suppliers for some of the equipment and materials, or components thereof, that we use for our services and products and the loss of such suppliers could adversely impact our business.

●	Certain aspects of our business rely on relationships with collaborative partners, distributors and other third parties and such collaborative partners or other third parties could fail to perform sufficiently.

●	We may experience problems with supply chain efficiencies, manufacturing processes, or logistical management, which could adversely affect our business operations.

●	Unfavorable United States or global economic conditions as a result of the COVID-19 pandemic, or otherwise, could adversely affect our ability to raise capital and our business, results of operations and financial condition.

●	Intellectual property rights do not necessarily protect us from all potential threats.

●	Claims by third parties that we infringe or misuse their proprietary technology could subject us to significant liability.

●	Involvement in lawsuits to defend against third-party claims of intellectual property infringement, or to enforce or defend our intellectual property rights against infringers, could be time-intensive and costly.

●	Confidentiality and trade secret protection agreements with employees and others may not adequately prevent disclosure of trade secrets and protect other proprietary information.

●	If we cannot license rights to use technologies on reasonable terms, we may not be able to commercialize new services and products in the future.

●	Our use of open source software could compromise our ability to offer our services and subject us to possible litigation.

●	We may depend on proprietary technology licensed from others in the future. If we are unable to acquire or license additional proprietary rights from third parties, we may not be able to develop our potential services and products.

●	We rely on strategic collaboration and licensing arrangements with third parties for research and development of commercial products and to further develop intellectual property. We may not be able to successfully establish and maintain such intellectual property.

●	Our business is subject to state, federal and foreign regulations, including regulations related to data privacy and security, intellectual property, environmental health and safety, consumer protection, false or fraudulent claims, anti-bribery, and laboratory licensing, that could result in compliance costs.

●	Changes in regulations or violations of regulations may, directly or indirectly, reduce our revenue, adversely affect our results of operations and financial condition and harm our business.

●	The United States Food and Drug Administration (“FDA”) may require us to obtain premarket authorizations and comply with the FDA requirements for some of our products and services. Failure to do so may delay or prevent the marketing of our products and services.

●	We expect to rely on third parties in conducting any required future studies of diagnostic services and products that may be required by the FDA or other regulatory authorities, and those third parties may not perform satisfactorily.

●	Our employees, principal investigators, consultants and collaborators may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

●	We or our strategic partners or licensees may fail to successfully petition the Japanese National Health Services for use of the SomaSignal™ tests in the annual government-funded health check, which may harm our business..

●	Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

●	The requirements of being a public company may strain our resources.

●	Our principal stockholders and management own a significant percentage of our Common Stock and will be able to exercise significant influence over matters subject to stockholder approval.

●	We do not expect to pay dividends for the foreseeable future. Investors may never obtain a return on their investment.

●	The price of our Common Stock and Public Warrants may be volatile.

The Offering

Issuer	SomaLogic, Inc.

Issuance of Common Stock

Shares of Common Stock offered by us

Up to 10,533,333 shares of Common Stock issuable upon exercise of warrants, consisting of:

a. up to 5,520,000 shares of Common Stock that are issuable upon the exercise of the Public Warrants;

b. up to 5,013,333 shares of Common Stock that are issuable upon the exercise of the Private Placement Warrants following the public resale of the Private Placement Warrants by the Selling Securityholders; and

c. up to 838,100 shares of Common Stock underlying options to purchase 838,100 shares of Common Stock.

Exercise price of Public Warrants and Private Placement Warrants	$11.50 per share, subject to adjustments as described herein

Exercise price of Madryn Options	$4.77 per share, subject to adjustments as described herein

Resale of Common Stock and Private Placement Warrants

Shares of Common Stock offered by the Selling Securityholders

Up to 48,413,333 shares of Common Stock, consisting of:

a. up to 36,500,000 PIPE Shares;

b. up to 6,900,000 Founder Shares; and

c. up to 5,013,333 shares of our Common Stock issuable upon the exercise of the Private Placement Warrants.

Warrants offered by the Selling Securityholders	Up to 5,013,333 Private Placement Warrants.

Terms of the offering	The Selling Securityholders will determine when and how they will dispose of the shares of Common Stock and Private Placement Warrants registered under this prospectus for resale.

Use of proceeds	We will not receive any proceeds from the sale of shares of Common Stock or Private Placement Warrants by the Selling Securityholders.

Lock-up restrictions	Certain of our stockholders are subject to certain restrictions on transfer until the termination of applicable lock-up periods. See the section entitled “Certain Relationships, Related Party and Other Transactions.”

Nasdaq symbols	Our Common Stock and Public Warrants are listed on the Nasdaq under the symbols “SLGC” and “SLGCW,” respectively.

Risk Factors	See the section entitled “Risk Factors” and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our securities.

RISK FACTORS

You should carefully review and consider the following risk factors and the other information contained in this prospectus, including the financial statements and notes to the financial statements included herein and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our securities. We cannot assure you that any of the events discussed below will not occur. These events could have a material and adverse impact on our business, financial condition, results of operations and prospects. In such event, the trading price of our Common Stock could decline, and you could lose all or part of your investment. The risks and uncertainties described below represent the material risks known to us, but they are not the only ones we face. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business or financial condition. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included herein. Unless expressly indicated or the context requires otherwise, the terms “SomaLogic,” the “Company,” the “Registrant,” “we,” “us” and “our” in this prospectus refer to SomaLogic, Inc., and where appropriate, our wholly-owned subsidiaries. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

We expect to make significant investments in our continued research and development of new services and products, which may not be successful

As of December 31, 2021, we have a library of approximately 7,000 protein target measurements and plan to increase our library to approximately 10,000 protein target measurements in 2023, and an even greater number over time. We also plan to invest in our sales and marketing infrastructure to grow our customer base and sell more products and services to existing customers. We expect to incur significant expenses to advance these development efforts, but they may not be successful. Even if we are ultimately successful in these efforts, our gross margins may suffer as we invest in advance of potential revenue growth. Further, despite our plans to increase our library of protein targets over time, we cannot guarantee this trajectory.

Products, services or software that initially show promise may fail to achieve the desired results or may not achieve acceptable levels of analytical accuracy or clinical utility. We may need to alter our products in development and repeat studies before we identify a potentially successful product or service. Product development is expensive, may take years to complete and can have uncertain outcomes. Failure can occur at any stage of the development. If, after development, a product appears successful, we or our collaborators may, depending on the nature of the product, need to obtain the FDA, European Medicines Agency (“EMA”) and other regulatory clearances, authorizations or approvals before we can market the product. The FDA’s and EMA’s clearance, authorization or approval pathways are likely to involve significant time, as well as additional research, development and clinical study expenditures. The FDA, EMA or other applicable regulatory authority may not clear, authorize or approve any future product we develop. Even if we develop a product that receives regulatory clearance, authorization or approval, we or our collaborators would need to commit substantial resources to commercialize, sell and market the product before it could be profitable, and the product or service may never be commercially successful. Additionally, development of any product or service may be disrupted or made less viable by the development of competing products or services.

New potential products and services may fail at any stage of development or commercialization and if we determine that any of our current or future services, products or software is unlikely to succeed, we may abandon them without any return on our investment. If we are unsuccessful in developing additional services, products or software, our potential for growth may be impaired.

We have incurred losses since we were formed and we may incur losses in the future.

We incurred net losses since we were formed. We may incur additional losses in the future as we plan to invest significant additional funds toward expansion of our commercial organization, the improvement and development of our technology and new product and service development. We may incur additional losses in the future for a number of other reasons, many of which are beyond our control, including the other risks described in this “Risk Factors” section, the market acceptance of our new services, future service development and our market penetration and margins. Our failure to become profitable could depress the value of our Common Stock could impair our ability to raise capital, expand our business, maintain our research and development efforts or continue our operations. A decline in the value of our Common Stock could also cause you to lose all or part of your investment.

Seasonality may cause fluctuations in our revenue and results of operations.

We operate on a December 31 fiscal year end and believe that there are significant seasonal factors which may cause sales of our products to vary on a quarterly or yearly basis and increase the magnitude of quarterly or annual fluctuations in our operating results. We believe that this seasonality results from a number of factors, such as customer purchasing cycles-the procurement and budgeting cycles of many of our customers, especially government- or grant-funded customers, whose cycles often coincide with government fiscal year ends or biopharmaceutical companies whose approved budget expires by year end. These factors have contributed, and may contribute in the future, to substantial fluctuations in our quarterly operating results, which may cause our operating results in some quarters to fall below the expectations of securities analysts or investors. These fluctuations, among other factors, also mean that our operating results in any particular period may not be relied upon as an indication of future performance. Seasonal or cyclical variations in our sales have in the past, and may in the future, become more or less pronounced over time, and have in the past materially affected, and may in the future materially affect, our business, financial condition, results of operations and prospects.

We may need to raise additional capital to fund commercialization plans for our services and products, including manufacturing, sales and marketing activities, expand investments in research, and development and commercialize new products and applications.

Our operations have consumed substantial amounts of cash since inception. We expect to expend substantial additional amounts to continue to commercialize our services and products and to develop new ones, and may require additional capital to do so. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned.

We cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any future financing may adversely affect the holdings or the rights of new stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our Common Stock to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or products or otherwise agree to terms that are unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. In addition, raising additional capital through the issuance of equity or convertible debt securities would cause dilution to holders of our equity securities, and may affect the rights of then-existing holders of our equity securities. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if it has specific strategic considerations.

Our ability to use our net operating losses and certain other tax attributes may be limited.

Under legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, as modified by the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, unused federal net operating losses (“NOLs”) generated in tax years beginning after December 31, 2017, will not expire and may be carried forward indefinitely, and generally may not be carried back to prior taxable years, except that under the CARES Act, net operating losses generated in 2018, 2019 and 2020 may be carried back five taxable years. Additionally, the deductibility of such federal NOLs in tax years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the Tax Cuts and Jobs Act, or the CARES Act. In addition, under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” generally defined as a cumulative change of more than 50 percentage points (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income or taxes may be limited. We may experience ownership changes in the future as a result of shifts in our stock ownership (some of which may be outside our control). As a result, if we earn net taxable income, our ability to use our pre-change NOL carryforwards to offset such taxable income may be subject to limitations. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. For example, California recently imposed limits on the usability of California state NOLs to offset taxable income in tax years beginning after 2019 and before 2022. As a result, even if we attain profitability, we may be unable to use a material portion of our NOL carryforwards and other tax attributes, which could adversely affect our future cash flows.

Our operating results have in the past fluctuated significantly and may continue to fluctuate significantly in the future, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to the various other factors described in this “Risk Factors” section.

The cumulative effects of such factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period.

Our current and future services and products may never achieve and sustain sufficient commercial market acceptance.

Our success depends on the market’s confidence that we can provide research and diagnostic products and services that improve clinical outcomes, lower healthcare costs, aid in research efforts directed at the better understanding of human biology, and enable better biopharmaceutical development. Failure of our services and products, or those jointly developed with our collaborators, to perform as expected could significantly impair our operating results and our reputation. We believe academic institutions and biopharmaceutical companies are likely to be particularly sensitive to defects, errors, inaccuracies, delays in or associated with our services. We and our collaborators may not succeed in achieving and sustaining sufficient commercial market acceptance for our current or future services and products due to a number of factors, including:

●	the impact of our investments in service and product innovation and commercial growth;

●	our ability to demonstrate the utility of our platform and related services and their potential advantages over existing technologies to academic institutions, biopharmaceutical companies and the medical community;

●	our ability, and that of our collaborators, to comply with regulatory requirements; and

●	the rate of adoption of our services and products by academic institutions, key opinion leaders, advocacy groups and key customers and potential customers.

Additionally, our customers and collaborators may decide to decrease or discontinue their use of our services due to changes in their research and development plans, financial constraints, the regulatory environment, negative publicity about our services or competing products both of which are circumstances outside of our control. We may not be successful in addressing these or other factors that might affect the market acceptance of our services and technologies. Failure to achieve widespread market acceptance of our services and products could materially harm our business, revenues, financial condition and results of operations.

Errors or defects in our services or products could harm our reputation, decrease market acceptance of our services or products or expose us to product liability claims.

We are creating new services and products. The testing processes utilize a number of complex and sophisticated biochemical, informatics, optical and mechanical processes, many of which are highly sensitive to external factors. An operational or technology failure in one of these complex processes or fluctuations in external factors may result in less efficient processing or variation between testing runs. Refinements to our processes may initially result in unanticipated issues that reduce the efficiency or increase variability. In particular, sequencing, which is a key component of these processes, could be inefficient with higher than expected variability thereby increasing total sequencing costs and reducing the number of samples we can process in a given time period. Therefore, inefficient or variable processes can cause variability in our operating results and damage our reputation.

In addition, our laboratory operations could result in any number of errors or defects. Our quality assurance system may fail to prevent us from inadvertent problems with samples, sample quality, lab processes including sequencing, software, data upload or analysis, raw materials, reagent manufacturing, assay quality or design, or other components or processes. In addition, our assays may have quality or design errors, and we may have inadequate procedures or instrumentation to process samples, assemble our proprietary primer mixes and commercial materials, upload and analyze data, or otherwise conduct our laboratory operations. If we provide services with undiscovered errors to our customers, our clinical diagnostics may falsely indicate a patient has a disease or fail to detect disease in a patient who requires treatment. We believe our customers are likely to be particularly sensitive to service and product defects, errors and delays, including if our services and products fail to indicate the presence of residual disease with high accuracy from clinical specimens or if we fail to list or inaccurately indicate the presence or absence of disease in our test report. In drug discovery, such errors may interfere with our customers’ clinical studies or result in adverse safety or efficacy profiles for their products in development. This may harm our customers’ businesses and may cause us to incur significant costs, divert the attention of key personnel, encourage regulatory enforcement action against us, create a significant customer relations problem for us and cause our reputation to suffer. We may also be subject to warranty and liability claims for damages related to errors or defects in our services or products. Any of these developments could harm our business and operating results.

Our business will depend significantly on research and development spending by pharmaceuticals, biotechnology, and academic, governmental and other research institutions, and any reduction in spending could limit demand for our services and products and adversely affect our business, results of operations, financial condition and prospects.

We expect that substantially all of our sales revenue in the near term will be generated from sales to pharmaceuticals, biotechnology, and academic, governmental and other research institutions. Much of these customers’ funding will be provided by various state, federal and international government agencies. As a result, the demand for our services and products will depend upon the research and development budgets of these customers, which are impacted by factors beyond our control, such as:

●	decreases in government funding of research and development;

●	changes to programs that provide funding to research laboratories and institutions, including changes in the amount of funds allocated to different areas of research or changes that have the effect of increasing the length of the funding process;

●	macroeconomic conditions and the political climate;

●	researchers’ opinions of the utility of our technology platform;

●	citation of our technology platform in published research;

●	potential changes in the regulatory environment;

●	differences in budgetary cycles, especially government- or grant-funded customers, whose cycles often coincide with government fiscal year ends;

●	competitor services and product offerings or pricing;

●	market-driven pressures to consolidate operations and reduce costs; and

●	market acceptance of relatively new technologies.

In addition, various state, federal and international government agencies that provide grants and other funding may be subject to stringent budgetary constraints that could result in spending reductions, reduced grant making, reduced allocations or budget cutbacks, which could jeopardize the ability of these customers, or the customers to whom they provide funding, to purchase our assay services. There is no guarantee that the National Institutes of Health (“NIH”) appropriations will not decrease in the future. A decrease in the amount of, or delay in the approval of, appropriations to, or a decrease in the aggregate amount of grants awarded for life sciences research or the redirection of existing funding to other projects or priorities by, NIH or other similar United States or international organizations, such as the Medical Research Council in the United Kingdom, could result in fewer grants benefiting life sciences research. Our operating results may fluctuate substantially due to any such reductions and delays.

The life sciences industry is subject to rapid change, which could make our proteomics platform and related services and products that we develop obsolete. Our long-term results depend upon our ability to improve existing services and products, and our ability to introduce and market new services and products successfully.

Our business is dependent on the continued improvement of our existing services and products and our development of new services and products utilizing our existing technology or other potential future technology. As we introduce new services and products or refine, improve or upgrade versions of existing services and products, we cannot predict the level of market acceptance or the amount of market share these services and products will achieve, if any. We cannot assure you that we will not experience material delays in the introduction of new services and products in the future.

We generally sell our services and products in industries that are characterized by rapid technological changes, frequent new product introductions and changing industry standards. If we do not develop new services and products and service enhancements based on technological innovation on a timely basis, our services and products may become obsolete over time and our revenues, cash flow, profitability and competitive position will suffer. Our success will depend on several factors, including our ability to:

●	correctly identify customer needs and preferences and predict future needs and preferences;

●	allocate our research and development funding to services and products with higher growth prospects;

●	anticipate and respond to our competitors’ development of new services and products and technological innovations;

●	innovate and develop new technologies and applications, and acquire or obtain rights to third party technologies that may have valuable applications in the markets we serve;

●	successfully commercialize new technologies in a timely manner, price them competitively and manufacture and deliver sufficient volumes of new services and products of appropriate quality on time; and

●	convince customers to adopt new technologies.

In addition, if we fail to accurately predict future customer needs and preferences or fail to produce viable technologies, we may invest heavily in research and development of services and products that do not lead to significant revenue. Even if we successfully innovate and develop new services and products and service enhancements, we may incur substantial costs in doing so, and our profitability may suffer.

Our ability to develop new services and products based on innovation can affect our competitive position and often requires the investment of significant resources. Difficulties or delays in research, development or production of new products and services or failure to gain market acceptance of new services and products and technologies may reduce future revenues and adversely affect our competitive position.

The majority of our operations and laboratory processes are currently conducted at a single location and any disruption at our facility could negatively impact our operations and increase our expenses.

Our headquarters in Boulder, Colorado contains nearly all of our corporate and administrative functions, the majority of our research, laboratory facilities, and all of our in-house manufacturing. A natural or man-made disaster or casualty event could cause substantial delays or other disruptions in our operations, damage or destroy our manufacturing equipment or inventory, and cause us to incur additional expenses. The inability to perform our laboratory processes or to reduce the backlog that could develop if our facilities are inoperable, for even a short period of time, may result in the loss of customers or harm to our reputation, and we may be unable to regain those customers or repair our reputation in the future.

Additionally, although we maintain insurance that may cover certain losses in connection with a fire and certain types of other casualty events, we cannot be certain our insurance coverage will be adequate for losses actually incurred, that insurance will continue to be available to us on commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future losses. One or more large losses that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible requirements, could have a material adverse effect on our business, including our financial condition, results of operations and reputation.

If we are unable to support demand for our commercial assay services, our business could suffer.

As demand for our assay services grows, we will need to continue to scale our assay capacity and processing technology in order to support our data retention. We will also need to expand customer service, billing and systems processes and enhance our internal quality assurance program in order to support demand for assay services. We will also need additional certified laboratory scientists and other scientific and technical personnel to process higher volumes of samples. We cannot assure you that any increases in scale, related improvements and quality assurance will be successfully implemented or that appropriate personnel will be available.

Further, our data and bioinformatics platform leverages third-parties heavily for day-to-day operations. If we cannot expand capabilities or have any issues relying on third-parties it could negatively impact our growth and our business. Additionally, if there are advancements in artificial intelligence technologies that we do not have access to or the ability to use and our competitors can use them then they may create a superior or more desirable service.

Failure to implement necessary procedures, transition to new processes or hire the necessary personnel could result in higher costs of processing samples, quality control issues or inability to meet demand. There can be no assurance that we will be able to perform our assay services on a timely basis at a level consistent with demand, or that our efforts to scale our operations will not negatively affect the quality of assay services results. If we encounter difficulty meeting market demand or quality standards, our reputation could be harmed and our future prospects and our business could suffer.

Our reliance on distributors for sales of our services and products in certain geographies outside of the United States could limit or prevent us from selling our services and products and impact our revenue.

In Asia and certain regions of Europe, we sell our services and products through third-party distributors, and we intend to continue to grow our business internationally and to do so we must attract additional distributors and retain existing distributors to maximize the commercial opportunity for our services. There is no guarantee that we will be successful in attracting or retaining desirable sales and distribution partners or that we will be able to enter into such arrangements on favorable terms. Most of our distribution relationships are non-exclusive and permit such distributors to distribute competing services. As such, our distributors may not commit the necessary resources to market our services to the level of our expectations or may choose to favor marketing the services of our competitors. If current or future distributors do not perform adequately or we are unable to enter into effective arrangements with distributors in particular geographic areas, we may not realize long-term international revenue growth.

A significant disruption in our information technology systems or the failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions, could result in damage to our reputation, data integrity and/or subject us to costs, fines or lawsuits under data privacy or other laws or contractual requirements.

We rely on information technology (“IT”) systems to keep financial records, manage our manufacturing operations, fulfill customer orders, capture laboratory data, maintain corporate records, communicate with staff and external parties and operate other critical functions. Our IT systems, and those of our vendors, are potentially vulnerable to disruption due to breakdown, malicious intrusion and computer viruses or other disruptive events including but not limited to natural disaster. If we were to experience a prolonged system disruption in our IT systems or those of certain of our vendors, it could negatively impact our ability to serve our customers, which could adversely impact our business. Although we maintain offsite back-ups of our data, if operations at our facilities were disrupted, it could cause a material disruption in our business if we are not capable of restoring function on an acceptable timeframe.

In addition, our IT systems, and those of our vendors, are potentially vulnerable to hacking, social engineering, phishing, or other causes could lead to the accidental or unlawful destruction, loss, alteration, unauthorized disclosure of, or access to confidential information, trade secrets or other intellectual property, or personal information (including sensitive personal information) of our employees, customers and others (“Security Incident”). The techniques used by criminal elements to attack computer systems are sophisticated, change frequently and may originate from less regulated and remote areas of the world. As a result, we may not be able to address these techniques proactively or implement adequate preventative measures. We are also reliant on the quality of our training of employees to allow them to spot and appropriately respond to cyber security threats. We have been subject to a number of phishing attempts and require employees to remain vigilant to ensure that such attempts are unsuccessful. A Security Incident could have a material adverse effect on our business, reputation, financial condition and results of operations. In addition, a Security Incident could result in legal claims, investigations or proceedings by governmental entities or private parties and/or related fines and penalties, and liability under laws or regulations, including US federal and state data protection regulations and the GDPR (as defined below), and other regulations. For extensive breaches, notice may need to be made to the media or state attorneys general (“AG”). Such a notice could harm our brand and reputation and adversely affect our ability to compete. These breaches and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm of the types described above. We expect to continue to expend significant resources to protect against, and where appropriate respond to and remediate, Security Incidents.

Although we maintain insurance that may cover certain liabilities and losses in connection with a security breach or other security incident, we cannot be certain our insurance coverage will be adequate for liabilities or losses actually incurred, that insurance will continue to be available to us on commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us or experience of losses that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible requirements, could have a material adverse effect on our business, including our financial condition, results of operations and reputation.

We rely on assumptions and estimates and data to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

In addition to our financial results, our management regularly reviews a number of operating and financial metrics, including a breakdown of assay services revenue, product revenue and other revenue, and status of pipeline opportunities that represent customers in test, trials, pilots and full deployments, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. As both the industry in which we operate and our businesses continue to evolve, so too might the metrics by which we evaluate our businesses. While the calculation of the metrics we use is based on what we believe to be reasonable estimates, our internal tools are not independently verified by a third party and have a number of limitations and our methodologies for tracking these metrics may change over time. Further, our pipeline opportunities may fail to materialize, which may lead to an inability to develop our business at all. Accordingly, investors should not place undue reliance on these metrics.

Our current revenues are derived almost entirely from our research-based business operations with a limited number of customers and collaborators in a concentrated and competitive business sector.

Our current and largest customer base is primarily composed of pharmaceutical and academic institutions, as well as biopharmaceutical organizations. Given that our current revenues are derived from these concentrated business sectors and a limited number of customers and collaborators our ability to conduct our business and generate revenue could be harmed by the loss of major customers in our research-based business operations, and any events or circumstances that broadly affect research-based sectors within our customer base, including pharmaceuticals, biotechnology, contracted research and academia. Although research-based business is a large sector of the life sciences industry, it is a concentrated sector and our future revenues and success will depend upon our ability to respond to the evolving needs of the marketplace, including among existing customers and collaborators, and through increasing our customer base both in our research-based business and other sectors of the life-sciences industry, such as our clinical-based business and direct-to-consumer business operations. Although we have recently experienced success in the life sciences industry, which we believe is in part due to a growing customer base and wider acceptance of our technology, it is not advisable to rely on our past results as an indication of our future performance in a competitive industry where our continued success will be dependent upon our ability to expand our existing customer base and attracting new types of customers.

Our warrants are accounted for as liabilities and the changes in value of our warrants could have a material effect on our financial results.

Our 5,519,991 Public Warrants and 5,013,333 Private Placement Warrants are classified as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings. Accounting Standards Codification 815, Derivatives and Hedging, provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly, based on factors, which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our warrants each reporting period and that the amount of such gains or losses could be material.

Old SomaLogic identified a material weakness in its internal control over financial reporting. If our remediation measures are ineffective, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to report our financial condition or results of operations accurately or on a timely basis, which may adversely affect investor confidence in us and, as a result, the value of our Common Stock.

Old SomaLogic identified a material weakness in its internal control over financial reporting for the years ended December 31, 2020 and December 31, 2021 due to ineffective controls over the financial statement close process and lack of sufficient accounting and financial reporting personnel to ensure consistent application of GAAP and compliance with SEC rules and regulations.

We are in the process of remediating the deficiency. We cannot assure you that the material weakness will be remediated by us on the timelines currently anticipated, or at all, and/or that there will not be additional material weaknesses in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows.

If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Common Stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

If we were to be sued for product liability or professional liability, we could face substantial liabilities that exceed our resources.

The marketing, sale and use of our services and products could lead to the filing of product or professional liability claims were someone to allege that our services or products identified inaccurate, incomplete or untimely information regarding the binding specificity and/or performance of our reagents for their respective protein targets, the performance consistency of our SomaScan® assay and SomaSignal™ tests, or that our services or products otherwise failed to perform as designed or intended. We may also be subject to liability for errors in, a misunderstanding of or inappropriate reliance upon, the information we provide in the ordinary course of our business activities. A product liability or professional liability claim, regardless of merit or eventual outcome, could result in substantial damages and be costly and time-consuming for us to defend, and such claims may result in loss of revenue, injury to our reputation and significant negative media attention, and/or decreased demand for, or inability to commercialize, any products, services or clinical solutions that we have developed or may develop.

Although we maintain insurance that may cover certain product liability and professional liability claims, we cannot be certain our insurance coverage will be adequate for claims actually asserted, that insurance will continue to be available to us on commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future liabilities. One or more large claims that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible requirements, could have a material adverse effect on our business, including our financial condition, results of operations and reputation. Any product liability or professional liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could cause current collaborators to terminate existing agreements or potential collaborators to seek other companies, any of which could impact our results of operations.

We rely on certain scientific methodologies and metrics to evaluate our services and products, and real or perceived inaccuracies in such metrics or new developments in the industry may adversely affect our reputation and business.

As part of achieving commercial market acceptance for our current and future services and products, our management and experts regularly review and use a number of methodologies and metrics, including affinity levels, to evaluate and measure the performance of our services and products. Although we believe that the current science and data available to us, including metrics such as affinity levels, demonstrates that our services and products are superior in the proteomics field, there is always potential that through discoveries, innovations and advances in technology in an emerging field like proteomics, the metrics underlying our assumptions and estimations could be perceived to be inaccurate or misplaced, or our services and products could be proved to be outdated or inferior to new technologies. As both the industry in which we operate and our business continues to evolve, so too might the methodologies and metrics by which we evaluate our services and products. If we do not continue to improve our methodologies and metrics and our ability to evaluate our services and products against other technologies, or such efforts are outpaced by our competitors, it could ultimately have a negative effect on our business and reputation which we believe to be a leader in the field of proteomics. Additionally, while the scientific methodologies and calculation of the metrics we use is based on established science and current technology and data to inform what we believe to be reasonable estimates about our services and products, there could be limitations or superior methods we are not aware of and, further, our current practices for tracking these methodologies and metrics and may change over time, as new technologies, innovations and discoveries are adopted or become generally accepted in the scientific community. Accordingly, investors should not place undue reliance on the scientific metrics and methodologies that we use to evaluate the performance of our services and products given the evolving proteomics field and innovative nature of the life sciences industry.

If we fail to offer high-quality customer service, our business and reputation could suffer.

We will continue to differentiate ourselves from our competition through our commitment to an exceptional customer experience. Accordingly, high-quality customer service is important for the growth of our business and any failure to maintain such standards of customer service, or a related market perception, could affect our ability to sell services and products to existing and prospective customers. Therefore, failure to scale our customer service organization adequately may adversely impact our business results and financial condition.

Customers utilize our service teams and online content for help with a variety of topics, including how to use our services and products efficiently, how to integrate our services and products into existing workflows, how to determine which of our other services may be needed for a given experiment and how to resolve technical, analysis and operational issues if and when they arise. As we introduce new services and enhance existing services and products, we expect utilization of our customer service teams to increase. In particular, the introduction of new or improved services that utilize different workflows or variations on existing workflows may require additional customer service efforts to ensure customers use such services correctly and efficiently. Additionally, as our business scales, we may need to engage third-party customer service providers, which could increase our costs and negatively impact the quality of the customer experience if such third parties are unable to provide service levels equivalent to ours.

The number of our customers has grown significantly and such growth, as well as any future growth, will put additional pressure on our customer service organization. We may be unable to hire qualified staff quickly enough or to the extent necessary to accommodate increases in demand.

In addition, as we continue to grow our operations and reach a global customer base, we need to be able to provide efficient customer service that meets our customers’ needs globally at scale. In geographies where we sell through distributors, we rely on those distributors to provide customer service. If these third-party distributors do not provide a high-quality customer experience, our business operations and reputation may suffer.

We have limited experience producing and supplying our products, we may be unable to consistently manufacture our products or source our components to the necessary specifications or in quantities necessary to meet demand at an acceptable cost or at an acceptable performance level.

Our SomaScan® assay requires an integrated workstation with many different components that work together. As such, a quality defect in a single component can compromise the performance of the entire solution. In order to successfully generate revenue from our SomaScan® assay services, we need to acquire products that meet our expectations for quality and functionality in accordance with established specifications on a timely basis. Our equipment and components are manufactured with complex processes, sophisticated equipment and strict adherence to specifications and quality systems procedures.

In order to successfully generate revenue from our services and products, we need to supply our customers with services and products that meet their expectations for quality and functionality in accordance with established specifications. While customer complaints regarding defects in our services and products have historically been low, we have experienced quality control and manufacturing defects in the past. Our ability to generate revenue could be impacted by any future quality control issues.

As we continue to grow and introduce new services and products, and as our services and products incorporate increasingly sophisticated technology, it will be increasingly difficult to ensure our services and products are produced in the necessary quantities without sacrificing quality. There is no assurance that we or our third-party suppliers will be able to continue to manufacture our services, products and components thereof so that they consistently achieve the product specifications and quality that our customers expect. Certain of our raw materials are subjected to a shelf life, after which their performance is not ensured. While we have implemented liquid stability and expiry standards, our long-term stability studies are underway and not complete. Use of raw materials that effectively expire early or shipment of defective products or components to customers, or using such defective supplies, products or components in our own labs may result in incorrect assay results, which could increase our costs or damage our reputation with customers, and depending upon current inventory levels and the availability and lead time for additional inventory, could lead to availability issues. Any future design issues, unforeseen manufacturing problems, such as contamination of facilities, equipment malfunctions, aging components, quality issues with components and materials sourced from third-party suppliers, or failures to strictly follow procedures or meet specifications, may have a material adverse effect on our brand, business, financial condition and operating results. If we or our third-party suppliers fail to maintain quality standards or certifications, our customers might choose not to purchase services or products from us.

In addition, as we increase manufacturing capacity, we will also need to make corresponding improvements to other operational functions, such as our customer service and billing systems, compliance programs and our internal quality assurance programs. We will also need additional equipment, manufacturing time, warehouse space and trained personnel to process higher volumes of services and products. We cannot assure that any increases in scale, related improvements and quality assurance will be successfully implemented or that equipment, manufacturing and warehouse space and appropriate personnel will be available. As we develop additional services and products, we may need to bring new equipment on-line, implement new systems, technology, controls and procedures and hire personnel with different qualifications. Our ability to increase our manufacturing capacity at our Boulder, Colorado location and in supplying services and products to our customers is complicated by the use of our proprietary equipment that is not readily available from third-party manufacturers.

Development of new SomaSignal™ tests, is a complex process, and we may be unable to commercialize new diagnostic tests on a timely basis, or at all.

We cannot assure you that we will be able to develop and commercialize new diagnostic tests on a timely basis. Before we can commercialize any new diagnostic tests, we will need to expend significant funds in order to conduct research and development, further develop and scale our laboratory processes and further develop and scale our infrastructure to be able to analyze increasingly larger and more diverse amounts of data.

Our testing service development process involves risk, and development efforts may fail for many reasons, including failure of any test to perform as expected, lack of validation or reference data, and failure to demonstrate utility of a test.

As we develop tests, we will have to make significant investments in development resources, especially if we discover that proteomic signatures are not adequate for certain tests that we are creating or might attempt to create in the future. Further, some new tests we are developing may require biological signatures that are not available yet, or are not adequate to allow for an effective test. Finally, there may be protein target classes that are more difficult to achieve high affinity measurements and test results. In addition, competitors may develop and commercialize competing tests faster than we are able to do so, which may result in an adverse effect on our business or financial condition

If we cannot obtain enough samples, it will limit our ability to grow the business. If there is a change in public confidence in personal data management, it could lead to us not being able to store or have access to enough data. If we cannot develop strong enough insights from the data collected, then we might not grow our business.

Our research and development efforts could be hindered if we are not able to contract with third parties for access to samples, including sources such as biobanks.

Under standard clinical practice, samples collected from patients, including serum, plasma, blood and other tissues, are preserved and stored onsite. We rely on our ability to secure access to these archived samples, as well as information pertaining to the clinical outcomes of the patients from which they were derived for our clinical development activities. Others compete with us for access to these samples. Additionally, the process of negotiating access to archived samples is lengthy because it typically involves numerous parties and approval levels to resolve complex issues such as usage rights, institutional review board approval, privacy rights, publication rights, intellectual property ownership and research parameters.

Furthermore, existing legal requirements concerning the collection and archiving of human samples and privacy related thereto, or other legal factors arising in the future, may impact our ability to negotiate access to samples with biobanks, hospitals, clinical partners, pharmaceutical companies, or companies developing diagnostics or therapeutics on a timely basis or on commercially reasonable terms. Other laboratories or our competitors may secure access to archived samples before us, and may therefore delay or limit our ability to research, develop and commercialize future services or products.

We rely on a limited number of suppliers, or in some cases, a sole supplier, for some of the equipment and materials, or components thereof, that we use for our services and products and the loss of such suppliers or the need to find replacements or immediately transition to alternative suppliers could adversely impact our business.

We rely on a limited number of suppliers for equipment and materials, or components thereof, that we use in our services and products or laboratory operations. See “Business-Manufacturing and Supply” for additional details. Any disruption in certain of our supplier’s operations, or our inability to negotiate an extension to the applicable agreements on acceptable terms, or at all, or any competitive pressures, could negatively impact our supply chain and operations and our ability to conduct our business and generate revenue. Our suppliers could cease supplying these materials and equipment, or components thereof, at any time, or fail to provide us with sufficient quantities to meet our specifications. Any such interruption could significantly affect our business, financial condition, results of operations, and reputation.

We believe that there are only a select number of manufacturers other than those we rely on that are currently capable of supplying and servicing the arrays and other equipment and materials necessary for our operations. In the event it becomes necessary to utilize a different contract manufacturer for our products, we would experience additional costs, delays and difficulties in doing so as a result of identifying and entering into an agreement with a new manufacturer as well as preparing such new manufacturer to meet the logistical requirements associated with manufacturing our services and products, and our business would suffer.

Additionally, the use of equipment or materials provided by these replacement suppliers could require us to alter our current operations, establish new quality or performance standards, or revalidate our tests. Transitioning to new suppliers could also result in interruptions to our operations and affect our ability to service our customers and collaborators if we encounter delays or difficulties in securing these components, or if the quality of the components supplied do not meet specifications, or if we cannot then obtain an acceptable substitute. Therefore, we cannot assure you that, if we were forced to replace any of our limited or sole suppliers on which we rely, we would be able to secure alternative equipment and materials, or components thereof, or integrate such alternatives or replacements into our business without affecting our services and products or interrupting our current operations and business. If we encounter delays or difficulties in securing, replacing, reconfiguring, or revalidating the equipment and materials, or components thereof, and other supplies we require for our services and products and operations, it could adversely affect our business, revenue, financial condition and reputation.

Our suppliers have also been impacted by the COVID-19 pandemic, and we have also experienced supply delays for certain equipment, instrumentation and other supplies that we use for our services and products, as certain medical and testing supplies are otherwise diverted to COVID-19-related uses. If any of these events occur, our business, results of operations, financial condition and prospects could be harmed.

Certain aspects of our business rely on relationships with collaborative partners, distributors and other third parties for development, supply and marketing of certain services and potential services, and such collaborative partners or other third parties could fail to perform sufficiently.

We believe that success in penetrating certain geographic markets depends in part on our ability to develop and maintain relationships with key distributors of our services and products. Relying on distribution relationships is risky because, among other things, our distributors may: not devote sufficient resources to the sales of our services and products; fail to obtain approvals necessary to distribute our services and products; be acquired by other companies and terminate our distribution agreements or become insolvent; or decline to renew existing agreements on acceptable terms. Because these and other factors may be beyond our control, the distribution of our services and products in certain jurisdictions may be delayed or otherwise adversely affected. If we or any of our distributors terminate a distribution agreement, we may be required to devote additional resources to commercialization and distribution, which could adversely affect our business, financial condition and results of operations.

Certain disruptions in supply of, and changes in the competitive environment for, raw materials integral to the manufacturing of our services and products may adversely affect our profitability.

We use a broad range of materials and supplies, including metals, chemicals and other electronic components, in our services and products. A significant disruption in the supply of these materials could decrease production and shipping levels, materially increase our operating costs and materially adversely affect our profit margins. Shortages of materials or interruptions in transportation systems, labor strikes, work stoppages, war, acts of terrorism or other interruptions to or difficulties in the employment of labor or transportation in the markets in which we purchase materials, components and supplies for the production of our services and products, in each case may adversely affect our ability to maintain production of our services and products and sustain profitability. Unforeseen end-of-life for certain components, such as enzymes, could cause backorders as we modify our product specifications to accommodate replacement components. If we were to experience a significant or prolonged shortage of critical components from any of our suppliers and could not procure the components from other sources, we would be unable to manufacture our services and products and to ship such services and products to our customers in a timely fashion, which would adversely affect our sales, margins and customer relations.

We may experience problems with supply chain efficiencies or logistical management, which could adversely affect our business operations.

Certain aspects of our business depend upon supply chain efficiencies and logistical management of samples. For example, our technology and assay services depend on processing specifically sized samples from multiple locations while maintaining the integrity of the samples such they remain free from corruption or contamination. If there are interruptions to the supply chain or sample logistics, including circumstances that cause the improper handling of the samples, it would limit our ability to complete high quality assays and properly service our customers and collaborators. Therefore, unlike some of our competitors, which do not need high-quality, uncorrupted samples of the size that we require, our supply chain operations and logistical management are more integral to our sample processing and testing, and the breakdown of the supply chain or sample logistics would negatively impact our business operations. Likewise, if there are technological advancements that improve our competitors business operations, but which we are unable to utilize due to our specific requirements for the supply chain and sample logistics, we would be at a competitive disadvantage which could harm our business, revenue and reputation.

We may experience manufacturing problems or delays that could limit our growth or adversely affect our operating results.

Our products and services are manufactured or performed at our facilities located in Boulder, Colorado using complex processes, sophisticated equipment and strict adherence to specifications and quality systems procedures. Any unforeseen manufacturing problems, such as contamination of our facilities, equipment malfunction, quality issues with components and materials sourced from third-party suppliers or failure to strictly follow procedures or meet specifications, could result in delays or shortfalls in performance. Identifying and resolving the cause of any such manufacturing or supplier issues could require substantial time and resources. If we are unable to keep up with demand for our products or services by successfully manufacturing and delivering our products or services in a timely manner, our revenue could be impaired, market acceptance for our products or services could be adversely affected and our customers might instead purchase our competitors’ products or services.

We have multi-step manufacturing processes some with long cycle times (months/years) that will continue to expand as our platform content expands. We will need to begin outsourcing some unit operations over time to ensure raw material availability and that has risks associated with it, as these are complex process chemistry operations with quality and yield requirements. Our batch sizes for key internal manufactured items are relatively fixed and generate multiple years of production in single lots. This may lead to inventory write-offs if technology advancements occur at a faster pace than our consumption of existing inventories allow generating early obsolescence. Additionally, we are reliant on a number of sole or single-sourced vendors for key raw material and those have relatively long lead times which may limit our ability to quickly respond to market changes without large inventory investments. We have scalable service capacity as adequate raw materials are available for surge capacities as we currently are not running a 24/7 operating model.

In addition, the introduction of new products and services may require the development of new manufacturing processes and procedures as well as new suppliers. While all of our assay services are performed using the same basic processes, significant variations may be required to meet new product or service specifications. Developing new processes and negotiating supply agreements can be very time consuming, and any unexpected difficulty in doing so could delay the introduction of a product or service.

Unfavorable United States or global economic conditions as a result of the COVID-19 pandemic, or otherwise, could adversely affect our ability to raise capital and our business, results of operations and financial condition.

While the potential economic impact brought by, and the duration of, the COVID-19 pandemic is difficult to assess or predict, the COVID-19 pandemic has resulted in, and may continue to result in, extreme volatility and disruptions in the capital and credit markets, reducing our ability to raise additional capital through equity, equity-linked or debt financings, which could negatively impact our short-term and long-term liquidity and our ability to operate in accordance with our operating plan, or at all.

Expansion of our business exposes us to business, regulatory, political, operational, financial and economic risks.

In addition to pursuing organic growth in the United States and internationally, we may also acquire other businesses, products or technologies as well as pursue strategic alliances, joint ventures, technology licenses or investments in complementary businesses. The anticipated benefit of any strategic transaction may not materialize and our ability to successfully pursue such transactions is unproven. Any of these transactions could be material to our financial condition and operating results and expose us to many risks, including disruptions to our commercial relationships, acquiring unanticipated liabilities, difficulties integrating acquired businesses, diversion of management time and focus from operating our business, increases in our expenses and reductions in our cash available for operations and other uses, and possible write-offs or impairment charges relating to acquired businesses. Furthermore, foreign acquisitions involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries. Additionally, because we and our collaborators currently market our services and products outside of the United States and may market future services and products outside of the United States, if cleared, authorized or approved, our business is subject to risks associated with doing business outside of the United States, including an increase in our expenses and diversion of our management’s attention from the development of future services and products. Accordingly, our business and financial results in the future could be adversely affected due to a variety of factors, including:

●	multiple, conflicting and changing laws and regulations such as privacy, security and data use regulations, tax laws, export and import restrictions, economic sanctions and embargoes, employment laws, anticorruption laws, regulatory requirements, and other governmental approvals, permits and licenses;

●	failure by us, our collaborators or our distributors to obtain regulatory clearance, authorization or approval for the use of our services and products in various countries;

●	additional potentially relevant third-party patent rights;

●	complexities and difficulties in obtaining intellectual property protection and enforcing our intellectual property;

●	difficulties in attracting talent, staffing, and retention, and managing foreign operations;

●	logistics and regulations associated with shipping samples, including infrastructure conditions and transportation delays;

●	limits in our ability to penetrate international markets if we are not able to conduct our immunosequencing or clinical diagnostic services locally;

●	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our services and products and exposure to foreign currency exchange rate fluctuations;

●	natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, retaliatory measures or economic sanctions imposed by governments, curtailment of trade and other business restrictions;

●	regulatory and compliance risks that relate to maintaining accurate information and control over sales and distributors’ activities that may fall within the purview of the United States Foreign Corrupt Practices Act (“FCPA”), its books and records provisions, or its anti-bribery provisions, or laws similar to the FCPA in other jurisdictions in which we may now or in the future operate; and

●	anti-bribery requirements of several member states in the European Union (“EU”) and other countries, such as the United Kingdom’s Bribery Act of 2010, that are constantly changing and require disclosure of information to which United States legal privilege may not extend.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our revenue and results of operations.

Implementing and maintaining compliance with applicable laws, regulations, standards and obligations relating to data privacy and security is operationally and financially taxing and the failure to comply could result in damage to our reputation and/or subject us to costs, fines or lawsuits under data privacy or other laws or contractual requirements.

As an organization with a global impact, we are subject to data privacy and security laws, regulations, and customer-imposed controls in numerous jurisdictions as a result of having access to and processing confidential, personal and/or sensitive data in the course of our business. There are numerous United States federal and state laws and regulations related to the privacy and security of personal information. In particular, regulations promulgated pursuant to the federal Health Insurance Portability and Accountability Act (“HIPAA”) of 1996, as amended by the American Recovery and Reinvestment Act of 2009, and implementing regulations, establish privacy and security standards that limit the use and disclosure of individually identifiable health information, known as “protected health information” (“PHI”) and require the implementation of administrative, physical and technological safeguards to protect the privacy of PHI and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether PHI has been handled in compliance with applicable privacy standards and our contractual obligations can require complex factual and statistical analyses and may be subject to changing interpretation.

In addition, many states in the United States in which we operate now or may operate in the future have laws that protect the privacy and security of sensitive and personal information. Certain state laws in the United States may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, the California Consumer Privacy Act of 2018 (“CCPA”), which went into effect on January 1, 2020, imposes stringent data privacy and security requirements and obligations with respect to the personal information of California residents and households. Among other things, it requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information that may increase the likelihood of, and risks associated with, data breach litigation. In November 2020, California voters passed by ballot referendum the California Privacy Rights Act (“CPRA”), which supersedes the CCPA and will be fully operative on January 1, 2023. The CPRA draws California law closer to core concepts that were first articulated in the EU’s GDPR (discussed below) and imposes new obligations on covered entities. It remains unclear how various provisions of the CRPA will be interpreted and enforced, and multiple states have enacted or are expected to enact similar laws. The effects of the CCPA and other similar state laws on our business are potentially significant and may require us to modify our data processing practices and policies and to incur costs and expenses in an effort to comply. State laws are changing rapidly, and there is discussion in the United States Congress of a new federal data protection and privacy law to which we may be subject.

In Europe, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, in the European Economic Area (“EEA”) and the United Kingdom (“UK”), the collection and use of personal data is governed by the EU General Data Protection Regulation - 2016/679 (“EU GDPR”) and related guidance together with the UK General Data Protection Regulation (“UK GDPR,” collectively with the EU GDPR, the “GDPR”). The GDPR, together with national legislation, regulations and guidelines of the EU member states and the UK govern the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the EEA or the UK, data breach notifications and the security and confidentiality of personal data. Both the EU and the UK GDPR authorize fines for certain violations of up to 4% of a company’s global annual revenue or €20 million/£17.5 million, whichever is greater. Such fines are in addition to any civil litigation claims by customers and data subjects. European data protection authorities may interpret the GDPR and national laws differently and impose additional requirements, which contributes to the complexity of processing personal data in or from the EEA or UK. Guidance on implementation and compliance practices is often updated or otherwise revised. Several other countries, such as Brazil and Japan, have enacted or amended omnibus laws and others, such as China and Russia, have also passed laws that require personal data relating to their citizens to be maintained on in the country under certain circumstances and impose additional data transfer restrictions. Implementing and maintaining compliance with applicable security and privacy regulations may increase our operating costs, increase the complexity of delivering our services, and/or adversely impact our ability to market our services and products to customers.

Complying with all applicable laws, regulations, standards and obligations relating to data privacy, security and transfers may cause us to incur substantial operational costs or require us to modify our data processing practices and processes. Government enforcement actions can be costly and interrupt the regular operation of our business, and violations of data privacy laws can result in significant fines, reputational damage and civil lawsuits, any of which may adversely affect our business, financial condition and results of operations. We may not be able to respond quickly or effectively to regulatory, legislative and other developments, and these changes may in turn impair our ability to commercialize our assay services or increase our cost of doing business. In addition, if our practices are not consistent or viewed as not consistent with legal and regulatory requirements, including changes in laws, regulations and standards or new interpretations or applications of existing laws, regulations and standards, we may become subject to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions or reputational damage. Any of the foregoing could have an adverse effect on our competitive position, business, financial condition, results of operations and prospects.

We depend on our key personnel and other highly qualified personnel, and if we are unable to recruit, train and retain our personnel, we may not achieve our goals.

Our future success depends on our ability to recruit, train, retain and motivate key personnel, including our senior management, research and development, manufacturing and sales, customer service and marketing personnel. In particular, Troy Cox, our Executive Chairman, and Roy Smythe, our Chief Executive Officer, , are critical to our vision, strategic direction, culture and products. Competition for qualified personnel is intense, particularly in the areas of Molecular Biology, Software and BioInformatics. As we grow, we may continue to make changes to our management team, which could make it difficult to execute on our business plans and strategies. New hires also require significant training and, in most cases, take significant time before they achieve full productivity. Our failure to successfully integrate these key personnel into our business could adversely affect our business.

Our continued growth depends, in part, on attracting, retaining and motivating highly trained sales personnel with the necessary scientific background and ability to understand our systems at a technical level to effectively identify and sell to potential new customers. In addition, the continued development of complementary software tools, such as our analysis tools and visualization software, requires us to compete for highly trained software engineers and for highly trained sales and customer service personnel globally. We also compete for computational biologists and qualified scientific personnel with other life sciences companies, academic institutions and research institutions.

We do not maintain key person life insurance or fixed term employment contracts with any of our employees. As a result, our employees could leave the Company with little or no prior notice and would be free to work for a competitor. Because of the complex and technical nature of our services and products and the dynamic market in which we compete, any failure to attract, train, retain and motivate qualified personnel could materially harm our operating results and growth prospects.

Risks Related to Intellectual Property

If we are unable to protect our intellectual property effectively, our business would be harmed.

We rely on patent protection as well as protection afforded by trademark, copyright, trade secret and other intellectual property rights and contractual restrictions to protect our proprietary technologies, all of which provide limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Our proprietary, foundational aptamer-based technology and processes are supported by approximately 800 patents (issued or pending) and support unparalleled sensitivity and specificity, and dynamic range. We continue to file new patent applications to attempt to obtain further legal protection of the full range of our technologies. If we fail to protect our intellectual property, third parties may be able to compete more effectively against us and we may incur substantial litigation costs in our attempts to recover or restrict the use of our intellectual property.

Our success depends in part on obtaining patent protection for our services and processes, preserving trade secrets, registering copyrights and trademarks, operating without infringing the proprietary rights of third parties and if needed acquiring licenses for certain aspects of our technology or services. We may exercise our business judgment and choose to not pursue trade secret protection but file patent applications that disclose and describe our inventions to seek patent protection for our services and technology. We cannot assure investors that any of our currently pending or future patent applications will result in issued patents and we cannot predict how long it will take for such patent applications to issue as patents. Further, securing patent protection may require us to participate in interference proceedings, derivation proceedings or other post-grant proceedings declared by the United States Patent and Trademark Office (“USPTO”) that could result in substantial cost to us. The outcome of such proceedings is uncertain. If third parties bring post-grant opposition proceedings against our patents, we could experience significant costs and management distraction. Further, in some cases, we have only filed provisional patent applications on certain aspects of our services and technologies and each of these provisional patent applications is not eligible to become an issued patent until, among other things, we file a non-provisional patent application within 12 months of the filing date of the applicable provisional patent application. Such provisional patent applications may not become issued patents for a variety of reasons, including our failure to file a non-provisional patent application within the permitted timeframe or a decision that doing so no longer makes business or financial sense.

Further, we cannot assure investors that other parties will not challenge any patents issued to us or that courts or regulatory agencies will hold our patents to be valid or enforceable. We cannot guarantee investors that we will be successful in defending challenges made against our patents and patent applications. Any successful third-party challenge to our patents could result in the unenforceability or invalidity of such patents and could deprive us of the ability to prevent others from using the technologies claimed in such issued patents.

Further, certain services and technology may not be able to be patented, or cannot reasonably become patented due to the extensive scope and nature of the relevant technology. As a result, we often can only rely on trade secrets to protect this technology. If we cannot protect our un-patentable trade secrets or keep them confidential, our business results of operation will be adversely impacted.

With respect to all categories of intellectual property protection, our competitors could purchase our services and products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights. In addition, competitors may develop their own versions of our services and products in countries where we did not apply for patents, where our patents have not issued or where our intellectual property rights are not recognized and compete with us in those countries and markets.

Issued patents covering our services and products could be found invalid or unenforceable if challenged.

Although patents granted by the USPTO or other patent granting authority are generally entitled to a presumption of validity and enforceability, a granted patent’s scope, validity or enforceability can still be challenged. Some of our patents or patent applications (including in-bound licensed patents) have been or may be challenged at a future point in time in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings. Any successful third-party challenge to our patents in this or any other proceeding could result in the unenforceability or invalidity of such patents, which may lead to increased competition to our business, which could harm our business. In addition, in patent litigation in the United States, defendant affirmative defenses and counterclaims alleging invalidity and unenforceability are commonplace. Therefore, if we enforced our patents against an infringing third party, it is very likely that the validity and unenforceability of our patents asserted in litigation would be challenged. The outcome of such assertions of invalidity and unenforceability during patent litigation is unpredictable. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on certain aspects of our technologies. In addition, if the breadth or strength of protection provided by our patents is threatened by such invalidity or unenforceability contentions, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop, or commercialize current or future services and products. We may not be aware of all third-party intellectual property rights potentially relating to our services and products.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected. We currently own issued trademark registrations and have trademark applications pending, any of which may be the subject of a governmental or third-party objection, which could prevent the registration or maintenance of the same. We cannot assure you that any currently pending trademark applications or any trademark applications we may file in the future will be approved. During trademark registration proceedings, we may receive rejections and although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in proceedings before the USPTO and in proceedings before comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unsuccessful in obtaining trademark protection for our primary brand, we may be required to change our brand name, which could adversely affect our business.

We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations. We own the following registered or pending trademarks: SomaLogic®, SomaScan®, SOMAmer®, SomaSignal™, Power by SomaLogic™ and corresponding and related logos.

Claims by third parties that we infringe or misuse their proprietary technology could subject us to significant liability and could force us to redesign our services and products or to incur significant costs.

Our competitors protect their intellectual property rights by means such as trade secrets, patents, copyrights and trademarks. Although we have not been involved in any litigation related to intellectual property rights of others, from time to time we receive letters from third parties alleging, or inquiring about, violations of their intellectual property rights. Any third party asserting that our services and products infringe their intellectual property rights would force us to defend ourselves, and possibly defend our customers, against the alleged infringement claims. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and could enjoin us from manufacturing and selling our infringing services and products. The risk of such a lawsuit will likely increase as our size and the number and scope of our services and products increase, as our geographic presence and market share expand and as the number of competitors in our market increases. Any such claims or litigation could:

●	require us to stop selling, incorporating or using our services and products that use the other party’s intellectual property;

●	require us to enter into royalty or licensing agreements with third parties, which may not be available on terms that we deem acceptable, if at all;

●	prevent us from operating all or a portion of our business or force us to redesign our services and products, which could be difficult and expensive and may degrade performance of our services and products, or withdraw one or more of our services and products altogether;

●	subject us to significant liability for damages or result in significant settlement payments;

●	require us to indemnify our customers, distribution partners or suppliers; and

●	refund deposits and other amounts received for allegedly infringing technology or services and products.

Intellectual property litigation can be costly. Even if we prevail, the cost of such litigation could deplete our financial resources. Litigation is also time-consuming and could divert management’s attention and resources away from our business. Furthermore, during the course of litigation, confidential information will be disclosed in the form of documents or testimony in connection with discovery requests, depositions or trial testimony under a protective order. Inadvertent disclosure of our confidential information despite an attorney’s eyes only protective order and our involvement in intellectual property litigation could materially adversely affect our business. Some of our competitors may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could significantly limit our ability to continue our operations. Any of the foregoing could disrupt our business and have a material adverse effect on our operating results and financial condition.

Involvement in lawsuits to defend against third-party claims of intellectual property infringement, or to enforce or defend our intellectual property rights against infringers, could be time-intensive and costly and may adversely impact our business or stock price.

Numerous significant intellectual property claims have been litigated, and will likely continue to be litigated, between existing and new participants in our existing and targeted markets. Our success depends in part on our non-infringement of patents and proprietary rights of third parties. We develop complex services and products that integrate a wide range of technologies which may impact our ability to do so clear of third-party intellectual property rights and therefore may require a license to intellectual property rights of a third party or a successful challenge to the validity of the intellectual property rights of a third party to achieve clearance to commercialize future services and products. As we develop new technologies and move into new markets and applications for our services and products, we expect that incumbent participants in such markets may assert their patents and other proprietary rights against us as part of a business strategy to slow our entry into such markets, impede our successful competition and/or extract substantial license and royalty payments from us. In addition, we may be unaware of pending third-party patent applications that relate to our technology and our competitors and others may have patents or may in the future obtain patents and claim that use of our services and products infringes these patents. Our competitors and others may now, and in the future, have significantly larger and more mature patent portfolios than we currently have. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenue and against whom our own patents may provide little or no deterrence or protection. Therefore, our commercial success may depend in part on our non-infringement of the patents or proprietary rights of third parties. Thus, litigation may be necessary to defend ourselves from third-party claims against us.

We have received notices of claims of infringement and misappropriation or misuse of other parties’ intellectual property in the past and may from time to time receive additional notices. We cannot assure investors that we will prevail in such actions, or that other actions alleging misappropriation or misuse by us of third-party trade secrets, infringement by us of third-party patents and trademarks or other rights, will not be asserted or prosecuted against us in the future.

In addition, it may be necessary to enforce our intellectual property against third-party infringers. Typically, defendants named in intellectual property lawsuits challenge the validity of the asserted intellectual property as a defense. Thus, any enforcement litigation we may assert against an infringer could put our intellectual property at risk, including by adversely affecting the scope of our patent protection or invalidating our patents.

Litigation could result in substantial legal fees and could adversely affect our ability to compete in the marketplace. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have an adverse impact on our stock price, which may be disproportionate to the actual impact of the ruling itself. Parties making claims against us may be able to obtain injunctive or other relief, which could block our ability to develop, commercialize and sell products, and could result in the award of substantial damages against us. In the event of a successful claim of infringement against us, we may be required to pay damages and obtain one or more licenses from third parties, or be prohibited from selling certain services and products. We may not be able to obtain these licenses at a reasonable cost, if at all. We could therefore incur substantial costs related to royalty payments for licenses obtained from third parties, which could negatively affect our gross margins. In addition, we could encounter delays in product introductions while we attempt to develop alternative methods or products to avoid infringing third-party patents or proprietary rights. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing services and products, and the prohibition of sale of any of our services and products could materially affect our ability to grow and gain market acceptance for our services and products.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our Common Stock.

In addition, our agreements with some of our suppliers, distributors, customers, collaborators and other entities with whom we do business require us to defend or indemnify these parties to the extent they become involved in infringement claims against us, including the claims described above. We could also voluntarily agree to defend or indemnify third parties in instances where we are not obligated to do so if we determine it would be important to our business relationships. If we are required or agree to defend or indemnify any of these third parties in connection with any infringement claims, we could incur significant costs and expenses that could adversely affect our business, operating results, or financial condition.

Confidentiality and trade secret protection agreements with employees and others may not adequately prevent disclosure of trade secrets and protect other proprietary information.

We consider proprietary trade secrets, confidential know-how and unpatented know-how to be important to our business. We may rely on trade secrets or confidential know-how to protect our technology, especially where patent protection is believed to be of limited value. However, trade secrets and confidential know-how are difficult to maintain as confidential.

To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality and trade secret protection agreements with us. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third party obtained illegally and is using trade secrets or confidential know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction. Furthermore, if a competitor lawfully obtained or independently developed any of our trade secrets, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret.

Failure to obtain or maintain trade secrets or confidential know-how trade protection could adversely affect our competitive position. Moreover, our competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets or confidential know-how.

Under certain circumstances, we may also decide to publish some know-how to attempt to prevent others from obtaining patent rights covering such know-how.

Intellectual property rights do not necessarily protect us from all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

●	others may be able to make products that are similar to any products and potential services and products we may develop or utilize similar technology that are not covered by the claims of the patents that we own or license now or in the future;

●	we, our licensors or current or future collaboration partners might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or may own in the future;

●	we or our licensors or current or future collaboration partners, might not have been the first to file patent applications covering certain of our or their inventions;

●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing, misappropriating or otherwise violating our owned or licensed intellectual property rights;

●	our competitors or other third parties might conduct research and development activities in jurisdictions where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

●	we may not develop additional proprietary technologies that are patentable;

●	the patents of others may harm our business; and

●	we may choose not to file a patent for certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have an adverse effect on our competitive position, business, financial condition or results of operations.

Obtaining and maintaining our patent protection depends on compliance with various required procedures, document submissions, fee payments and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States at several stages over the lifetime of the patents and/or pendency of the patent applications. We have systems in place to remind us to pay these fees, and we engage an outside service and rely on our outside counsel to pay these fees due to non-United States patent agencies. The USPTO and various non-United States governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors may be able to enter the market without infringing our patents and this circumstance could have a material adverse effect on our business.

Our inability to effectively protect our proprietary technologies, including the confidentiality of our trade secrets, could harm our competitive position.

We currently rely upon trade secret protection and copyright, as well as non-disclosure agreements and invention assignment agreements with our employees, consultants and third parties, and to a limited extent patent protection, to protect our confidential and proprietary information. Although our competitors have utilized and are expected to continue utilizing similar methods and have aggregated and are expected to continue to aggregate similar databases of proteomic testing information, our success will depend upon our ability to develop proprietary methods and databases and to protect any advantages afforded to us by such methods and databases relative to our competitors. If we do not protect our intellectual property adequately, competitors may be able to use our methods and databases and thereby erode any competitive advantages we may have.

We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. In this regard, we have applied, and we intend to continue applying, for patents covering such aspects of our technologies as we deem appropriate. However, we expect that potential patent coverage we may obtain will not be sufficient to prevent substantial competition. In this regard, we believe it is probable that others will independently develop similar or alternative technologies or design around those technologies for which we may obtain patent protection. In addition, any patent applications we file may be challenged and may not result in issued patents or may be invalidated or narrowed in scope after they are issued. Questions as to inventorship or ownership may also arise. Any finding that our patents are unenforceable could harm our ability to prevent others from practicing the related technology, and a finding that others have inventorship or ownership rights to our patents and patent applications could require us to obtain certain rights to practice related technologies, which may not be available on favorable terms, if at all. If we initiate lawsuits to protect or enforce our patents, or litigate against third-party claims, which would be expensive, and, if we lose, we may lose some of our intellectual property rights. Furthermore, these lawsuits may divert the attention of our management and technical personnel.

We expect to rely primarily upon trade secrets and proprietary know-how protection for our confidential and proprietary information, and we have taken security measures to protect this information. These measures, however, may not provide adequate protection for our trade secrets, know-how or other confidential information. Among other things, we seek to protect our trade secrets and confidential information by entering into confidentiality and trade secret protection agreements with employees and consultants. There can be no assurance that any confidentiality agreements that we have with our employees and consultants will provide meaningful protection for our trade secrets and confidential information or will provide adequate remedies in the event of unauthorized use or disclosure of such information. Accordingly, there also can be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position could be harmed.

Patent terms may be inadequate to protect our competitive position on our services and products for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest United States non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our services and products are obtained, once the patent life has expired, we may be open to competition from competitive services and products. If one of our services or products requires extended development, testing, regulatory review and/or examination by a patent granting authority, patents protecting such services or products might expire before or shortly after such services or products are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing services and products similar or identical to ours.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our services and products and technologies in every country throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and we and our licensor may encounter difficulties in protecting and defending such rights in foreign jurisdictions. Consequently, we and our licensor may not be able to prevent third parties from practicing our inventions in some or all countries outside the United States, or from selling or importing services and products made using our or our licensor’s inventions in and into the United States or other jurisdictions. Competitors and other third parties may use our technologies in jurisdictions where we have not obtained patent protection to develop their own services and products and technologies and may also export infringing services and products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These services and products may compete with our services and products. Our and our licensor’s patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. In addition, certain countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to other parties. Furthermore, many countries limit the enforceability of patents against other parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of any patents.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. In some countries, local authorities retain broad discretion to compel technology transfer or disclosure of proprietary trade secrets on the basis of national interests or national security, cybersecurity or data protection, regulatory requirements pertaining to foreign direct investments or joint ventures, or other regulations governing foreign companies’ business activities in these countries The legal systems of many other countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the misappropriation or other violations of our intellectual property rights including infringement of our patents in such countries. The legal systems in certain countries may also favor state-sponsored or companies headquartered in particular jurisdictions over our first-in-time patents and other intellectual property protection. The absence of harmonized intellectual property protection laws and effective enforcement makes it difficult to ensure consistent respect for patent, trade secret, and other intellectual property rights on a worldwide basis. As a result, it is possible that we will not be able to enforce our rights against third parties that misappropriate our proprietary technology in those countries.

Proceedings to enforce our or our licensor’s patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business, could put our and our licensor’s patents at risk of being invalidated or interpreted narrowly and our and our licensor’s patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We and our licensors may not prevail in any lawsuits that we or our licensor initiate, or that are initiated against us or our licensor, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our services and products, services and other technologies and the enforcement of intellectual property. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. Any of the foregoing events could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our services and products.

Changes in either the patent laws or in interpretations of patent laws in the United States or other countries or regions may diminish the value of our intellectual property. We cannot predict the breadth of the claims that may be allowed by the USPTO nor scope and meaning of issued claims by a court during enforcement of our patents or in third party patents. We may not develop additional proprietary products, methods and technologies that are patentable. Assuming that other requirements for patentability are met, prior to March 16, 2013, in the United States, the first to invent the claimed invention was entitled to a patent, while outside the United States, the first to file a patent application for the invention was entitled to a patent. On or after March 16, 2013, under the Leahy-Smith America Invents Act (“AIA”), enacted in September 16, 2011, the United States transitioned from a first-to-invent to a first-to-file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application for a particular invention will be entitled to a patent regardless of whether a third-party was the first to invent the claimed invention. A third party that files a patent application in the USPTO on or after March 16, 2013, but before us could therefore be awarded a patent covering an invention similar to or the same as our invention, even if we had made the invention before such third party. This requires us to be cognizant of the conception of an invention and the time it takes to filing a patent application on that invention. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our services and products or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications.

The AIA also includes a number of significant changes that affect the way patent applications are prosecuted and also affects adversarial patent proceedings at the Patent Trials and Appeals Board (“PTAB”). These changes include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent in post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because there is a lower evidentiary standard needed to invalidate a patent in these USPTO proceedings as compared to the evidentiary standard in a United States federal court, a third party could successfully invalidate a patent before the PTAB on less evidence than would be required to meet the higher evidentiary standard to invalidate a patent in a federal district court. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party in a district court action. Therefore, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in-bound licensed patents or patent applications and the enforcement or defense of our owned or in-bound licensed issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, the patent position of companies in the biotechnology field is particularly uncertain. Various courts, including the United States Supreme Court, have rendered decisions that affect the scope of patentability of certain inventions or discoveries relating to biotechnology. These decisions state, among other things, that a patent claim that recites an abstract idea, natural phenomenon or law of nature are not themselves patentable. Precisely what constitutes a law of nature or abstract idea is uncertain, and it is possible that certain aspects of our technology could be considered natural laws. Accordingly, the evolving case law in the United States could adversely affect our ability to obtain patents and may facilitate third party challenges to any owned or licensed patents.

If we cannot license rights to use technologies on reasonable terms, we may not be able to commercialize new services and products in the future.

In the future, we may identify additional third-party intellectual property we may need to license in order to engage in our business, including to develop or commercialize new products or services. However, such licenses may not be available on acceptable terms or at all. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on sales of our products and services. Such royalties are a component of the cost of our products or services and may affect the margins on our products and services. In addition, such licenses may be nonexclusive, which could give our competitors access to the same intellectual property licensed to us. If we are unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if our licensors fail to abide by the terms of the licenses, if our licensors fail to prevent infringement by third parties, or if the licensed patents or other rights are found to be invalid or unenforceable, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

If licenses to third-party intellectual property rights are or become required for us to engage in our business, the rights may be non-exclusive, which could give our competitors access to the same technology or intellectual property rights licensed to us. Moreover, we could encounter delays in the introduction of tests while we attempt to develop alternatives. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing tests, which could materially affect our ability to grow and thus adversely affect our business and financial condition.

Our use of open source software could compromise our ability to offer our services and subject us to possible litigation.

We use open source software in connection with our services and products. Companies that incorporate open source software into their products have, from time to time, faced claims challenging their use of open source software and compliance with open source license terms. As a result, we could be subject to lawsuits and other allegations by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses require users who distribute software containing open source software to publicly disclose all or part of the source code to the licensee’s software that incorporates, links or uses such open source software, and make available to third parties for no cost, any derivative works of the open source code created by the licensee, which could include the licensee’s own valuable proprietary code. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms can be ambiguous. Legal precedent in this area is not well established and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours. Any of the foregoing could harm our business, financial condition, results of operations, and prospects.

We may depend on proprietary technology licensed from others in the future. If we are unable to acquire or license additional proprietary rights from third parties, we may not be able to continue developing our potential services and products.

We may enter into agreements, including license agreements, with other parties in the future that impose diligence, development and commercialization timelines, milestone payments, royalties, insurance and other obligations on us. If we fail to comply with our obligations to our licensors or any of our other current or future collaborators, our counterparties may have the right to terminate these agreements, in which event we might not be able to develop, manufacture or market any potential services and products or other technology that is covered by these agreements, which could adversely affect the value of the potential services and products being developed under any such agreement, or we may face claims for monetary damages or other penalties under these agreements. Termination of these agreements or reduction or elimination of our rights under these agreements may result in us having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology. In addition, such an event may cause us to experience significant delays in the development and commercialization of our services, potential services or technologies or incur liability for damages. If any such license is terminated, our competitors or other third parties could have the freedom to seek regulatory approval of, and to market, products and technologies identical or competitive to ours, and we may be required to cease our development and commercialization of certain of our services and products, potential services and products or technologies.

The growth of our business may depend in part on our ability to acquire or in-license additional proprietary rights. We may be unable to acquire or in-license any relevant third-party intellectual property rights that we identify as necessary or important to our business operations. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all, which would harm our business. In that event, we may be required to expend significant time and resources to redesign our services and products, potential services and products or technologies or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected services and products, potential services and products or technologies, which could adversely impact our business, financial condition, results of operations and prospects. Even if we are able to obtain a license under such intellectual property rights, any such license may be non-exclusive, which may allow our competitors access to the same technologies licensed to us.

We may need or may choose to obtain licenses from third parties to advance our research or allow commercialization of our current or future services and products, and we cannot provide any assurances that we would be able to do so.

We may need or may choose to obtain licenses from third parties to advance our research or allow commercialization of our current or future services and products, and we cannot provide any assurances that third party patents do not exist that might be enforced against our current or future services and products in the absence of such a license. We may fail to obtain any of these licenses on commercially reasonable terms, if at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. If we could not obtain a license, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we may be unable to develop or commercialize the affected services and products, which could materially harm our business and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation.

Licensing of intellectual property involves complex legal, business and scientific issues. Disputes may arise between us and our licensors regarding intellectual property subject to a license agreement, including:

●	the scope of rights granted under the license agreement and other interpretation related issues;

●	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

●	our right to sublicense patent and other rights to third parties under collaborative development relationships;

●	our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our services and products, and what activities satisfy those diligence obligations; and

●	the ownership of inventions and know how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain the licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected services and products, or the dispute may have an adverse effect on our results of operation.

In addition to agreements pursuant to which we in license intellectual property, we have in the past and expect to in the future to grant licenses under our intellectual property. Like in licenses, out licenses are complex, and disputes may arise between us and our licensees, such as the types of disputes described above. Moreover, our licensees may breach their obligations, or we may be exposed to liability due to our failure or alleged failure to satisfy our obligations. Any such occurrence could have an adverse effect on our business.

We rely on strategic collaboration and licensing arrangements with third parties for research and development of commercial products and to further develop intellectual property. We may not be able to successfully establish and maintain such intellectual property.

Our research and development of our services and products relies, directly or indirectly, upon strategic collaborations and licensing agreements with third parties. We have collaboration and licensing arrangements with numerous academics, pharmaceutical companies, and others, under which the collaborator provides us with biological samples and associated clinical information. We use the biological samples for research and development by generating SomaScan® data (typically owned by SomaLogic) and obtaining relevant clinical information related to each biological sample (typically owned by the collaborator). Our collaboration and licensing arrangements also contain cross-licenses to permit the collaborator to use our SomaScan® data for limited purposes, e.g., drug development or academic research, and the collaborator grants us the right to use the clinical data for our products and services. Some collaborators limit our right to use their clinical data.

The development and commercialization of our products and services outside the United States rely upon strategic collaboration and licensing agreements with third parties. We have a collaborative arrangement with NEC Solution Innovators, Ltd. (“NES”), a wholly-owned subsidiary of NEC Corporation (“NEC”), under which NES was granted an exclusive license under SomaLogic’s intellectual property to develop and commercialize tests for human healthcare management and a non-exclusive license to develop and commercialize SomaScan® services in Japan. Under the agreement, NES grants SomaLogic an exclusive license under NES’ and its affiliates’ technology and under any joint technology or patents to develop and commercialize tests in the rest of the world. This arrangement is exclusive for a period of ten years.

In December 2021, SomaLogic entered into the Collaboration Agreement with Illumina to develop co-branded, distributable NGS-based proteomic products. As part of the Collaboration Agreement, Illumina will develop and deploy NGS-based protein identification and measurement tools into laboratories worldwide, and facilitate the development and use of high-plex protein pattern recognition tests.

There can be no assurance that any current contractual arrangements between us and third parties , such as Illumina, for example, or between our strategic partners and other third parties will be continued on materially similar terms and will not be breached or terminated early. Any failure to obtain or retain the rights to necessary technologies on acceptable commercial terms could require us to re-configure our products and services, which could negatively impact their commercial sale or increase the associated costs, either of which could materially harm our business and adversely affect our future revenues and ability to achieve sustained profitability.

We expect to continue and expand our reliance on collaboration and licensing arrangements. Establishing new strategic collaboration and licensing arrangements is difficult and time-consuming. Discussions with potential collaborators or licensors may not lead to the establishment of collaborations on favorable terms, if at all. To the extent we agree to work exclusively with one collaborator in a given area, our opportunities to collaborate with other entities could be limited. Potential collaborators or licensors may reject collaborations with us based upon their assessment of our financial, regulatory or intellectual property position or other factors. Even if we successfully establish new collaborations, these relationships may never result in the successful commercialization of any product or service. In addition, the success of the projects that require collaboration with third parties will be dependent on the continued success of such collaborators. There is no guarantee that our collaborators will continue to be successful and, as a result, we could expend considerable time and resources developing products or services that will not ultimately be commercialized.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

We employ, and expect to employ in the future, individuals who were previously employed at universities or other companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or other third parties, or to claims that we have improperly used or obtained such trade secrets. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. A loss of key research personnel work product could hamper or prevent our ability to commercialize potential products and services, which could harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and other employees.

Risks Related to Government Regulation

The FDA may require us to obtain premarket authorizations and comply with the FDA requirements for some of our products and services. Failure to obtain such authorizations or failure to comply with FDA requirements may delay or prevent the marketing of our products and services.

We believe that our services are not presently regulated as medical devices by the FDA. However, the FDA’s policies may change or the FDA may disagree with our conclusion, and the agency may require us to obtain a premarket authorization. Failure to comply with such requirements or the additional, extensive and ongoing post-marketing obligations imposed by the FDA or other regulatory requirements of other regulatory agencies could result in unanticipated compliance expenditures, a range of administrative enforcement actions, injunctions, and/or criminal prosecution. FDA post-market obligations include, among other things, compliance with the FDA Quality System Regulations (“QSR”), establishing registration and device listings, labeling requirements, reporting of certain adverse events and malfunctions, and reporting of certain recalls. In addition, circumstances may arise that cause us to recall equipment used in connection with our products and services. Such recalls could have an adverse effect on our ability to provide those products and services, which in turn would adversely affect our financial condition. Our collaborators may also be required to maintain FDA clearance, authorization or approval for the products and services that we jointly develop. Any failure by us or our collaborators to maintain such clearance, authorization or approval could impair or cause a delay in our ability to profit from these collaborations.

We conduct our business in a heavily regulated industry, and changes in regulations or violations of regulations may, directly or indirectly, reduce our revenue, adversely affect our results of operations and financial condition and harm our business.

The life sciences industry is highly regulated, and the regulatory environment in which we operate may change significantly and adversely to us in the future. Areas of the regulatory environment that may affect our ability to conduct business include, without limitation, federal and state laws relating to:

●	laboratory testing, including Clinical Laboratory Improvement Amendments (“CLIA”) and state laboratory licensing laws;

●	the development, testing, use, distribution, promotion and advertising of research services, kits, clinical diagnostics and cellular therapies, including certain Laboratory-Developed Tests (“LDT”), which are regulated by the FDA under the Food, Drug, and Cosmetic Act (“FDCA”);

●	cellular therapies, medical device and in vitro diagnostic clearance, marketing authorization or approval;

●	laboratory anti-mark-up laws;

●	the handling and disposal of medical and hazardous waste;

●	Occupational Safety and Health Administration rules and regulations;

●	HIPAA and other federal and state medical data privacy and security laws; and

●	the Genetic Information Nondiscrimination Act (“GINA”) and similar state laws.

In particular, while we believe that our services are not presently regulated as medical devices because they are Research Use Only (“RUO”) or LDTs, the laws, regulations and policies of the FDA and non-United States regulators governing the marketing of RUO products, LDTs, and clinical diagnostic tests and services are extremely complex and the regulatory or judicial interpretations of the relevant laws and regulations may change in the future. For example, our SomaScan® assay services and kits offered as RUO could, in the future, be subject to greater regulation by the FDA pursuant to the medical device provisions of the FDCA beyond the current regulations governing RUO labeling. In addition, while we believe certain of our services are LDTs and thus not subject to premarket review requirements, FDA may disagree with our assessment or change its position in the future and assert that our products are medical devices that must receive FDA’s premarket review, as discussed under “Risk Factors - The FDA may require us to obtain premarket authorizations and comply with the FDA requirements for some of our products and services. Failure to obtain such authorizations or failure to comply with FDA requirements may delay or prevent the marketing of our products and services.”.

If we fail to comply with federal and state laboratory licensing requirements, we could lose the ability to perform our tests or experience disruptions to our business.

We are subject to CLIA, a federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. CLIA regulations establish specific standards with respect to personnel qualifications, facility administration, proficiency testing, quality control, quality assurance and inspections. CLIA certification is also required in order for us to be eligible to bill state and federal healthcare programs, as well as many private third-party payers, for our tests. We have current CLIA certifications to conduct our tests at our laboratory in Boulder, Colorado. To renew these certifications, we are subject to survey and inspection every two years. Moreover, CLIA inspectors may make random inspections of our clinical reference laboratories.

We also maintain out-of-state laboratory licenses to conduct testing on specimens from California, Maryland, Pennsylvania and Rhode Island.

States may currently have or later adopt laboratory licensure requirements, which, if operating in those states, may require us to modify, delay or stop our operations in such jurisdictions. We may also be subject to regulation in foreign jurisdictions as we seek to expand international utilization of our assay and tests or such jurisdictions adopt new licensure requirements, which may require review of our assay and tests in order to offer them or may have other limitations such as restrictions on the transport of samples necessary for us to perform our assay or tests that may limit our ability to make our tests available outside of the United States. Complying with licensure requirements in new jurisdictions may be expensive, time-consuming, and subject us to significant and unanticipated delays.

Failure to comply with applicable clinical laboratory licensure requirements may result in a range of enforcement actions, including license suspension, limitation, or revocation, directed plan of action, onsite monitoring, civil monetary penalties, criminal sanctions, and cancellation of the laboratory’s approval to receive Medicare and Medicaid payment for its services, as well as significant adverse publicity. Any sanction imposed under CLIA, its implementing regulations, or state or foreign laws or regulations governing clinical laboratory licensure, or our failure to renew our CLIA certificate, a state or foreign license, or accreditation, could have a material adverse effect on our business, financial condition and results of operations. Even if we were able to bring our laboratory back into compliance, we could incur significant expenses and potentially lose revenue in doing so.

The College of American Pathologists (“CAP”), maintains a clinical laboratory accreditation program. CAP asserts that its program is “designed to go well beyond regulatory compliance” and helps laboratories achieve the highest standards of excellence to positively impact patient care. While not required to operate a CLIA-certified laboratory, many private insurers require CAP accreditation as a condition to contracting with clinical laboratories to cover their tests. In addition, some countries outside the United States require CAP accreditation as a condition to permitting clinical laboratories to test samples taken from their citizens. We have CAP accreditations for our laboratories. Failure to maintain CAP accreditation could have a material adverse effect on the sales of our tests and the results of our operations.

Some of our activities may subject us to risks under federal and state laws prohibiting ‘kickbacks’ and false or fraudulent claims.

In addition to FDA marketing and promotion restrictions, several other types of state and federal healthcare fraud and abuse laws have been applied in recent years to restrict certain marketing practices in the healthcare industry, and to regulate billing practices and financial relationships with healthcare providers. These laws include a federal law commonly known as the Medicare/Medicaid Anti-Kickback Statute, and numerous similar state laws, which prohibit payments intended to induce healthcare providers or others to refer patients or to acquire, arrange for or recommend the acquisition of healthcare products or services. The Anti-Kickback Statute prohibits knowingly and willfully making a payment to induce patient referrals or generate business in connection with any governmental heath care program, state laws, however, may apply regardless of whether state or federal funds are involved. These laws generally constrain the sales, marketing and other promotional activities of providers of laboratory services by limiting the kinds of financial arrangements, including sales programs, that may be used with hospitals, healthcare providers, laboratories and other potential purchasers or prescribers of medical devices and laboratory services.

In 2018, Congress passed the Eliminating Kickbacks in Recovery Act (“EKRA”) as part of the Substance Use-Disorder Prevention that Promotes Opioid Recovery and Treatment for Patients and Communities Act. EKRA is broader and imposes more restrictions than the federal Anti-Kickback Statute. Like the Anti-Kickback Statute, EKRA imposes criminal penalties for knowing or willful payment or offer, or solicitation or receipt, of any remuneration, whether directly or indirectly, overtly or covertly, in cash or in kind, in exchange for the referral or inducement of laboratory testing (among other healthcare services) unless a specific exception applies. EKRA is applicable to all “services covered by a health care benefit program” and does not differentiate between governmental programs and private programs. As a result, the federal government is fully within its authority to investigate and prosecute suspicious payments involving services reimbursed by either governmental health plans and private health plans. In addition, while the Anti-Kickback Statute includes certain exceptions that are widely relied upon in the healthcare industry, not all of those same exceptions apply under EKRA. For example, under the Anti-Kickback Statute, there is a safe harbor exception for bona fide employees. EKRA, however, does not differentiate between employee-based commissions and independent contractor-based commissions. This means that if a laboratory pays its employee a commission with respect to a referral, the laboratory would be exposed to EKRA liability.

Because EKRA is a relatively new law, there is no agency guidance or court precedent to indicate how and to what extent it will be applied and enforced. We cannot assure you that our relationships with healthcare providers, sales representatives, hospitals, customers, or any other party will not be subject to scrutiny or will survive regulatory challenge under EKRA.

The federal False Claims Act and similar state laws prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payers that are false or fraudulent, or are for items or services that were not provided as claimed. Medicare payments are subject to audit, including through the Comprehensive Error Rate Testing (“CERT”) program, and payments may be recouped by Centers for Medicare and Medicaid (“CMS”) if it is determined that they were improperly made.

The federal Anti-Kickback Statute and False Claims Act prescribe civil and criminal penalties (including fines) for noncompliance that can be substantial. While we continually strive to comply with these complex requirements, interpretations of the applicability of these laws to marketing and billing practices are constantly evolving and even an unsuccessful challenge could cause adverse publicity and be costly to respond to, and thus could harm our business and prospects. Our failure to comply with applicable laws could result in various adverse consequences that could have a material adverse effect upon our business, including the exclusion of our products and services from government programs and the imposition of civil or criminal sanctions.

RUO products and services may be subject to regulatory scrutiny.

Certain of our services and products are currently labeled and sold for RUO and not for the diagnosis or treatment of disease. Because such products are not intended for diagnostic use, and the products do not include clinical or diagnostic claims or provide directions for use as diagnostic products, they are not subject to the same level of regulation by the FDA or by regulatory agencies of the EU as medical devices. In particular, while the FDA regulations require that RUO products be appropriately labeled, “For Research Use Only,” the regulations do not subject such products to the FDA’s pre- and post-market controls for medical devices provided that certain conditions are met. Pursuant to FDA guidance on RUO products, a company may not make clinical or diagnostic claims about an RUO product or provide clinical directions or clinical support services to customers of RUO products. A product labeled RUO but deemed by the FDA to be intended for clinical diagnostic use may be viewed by the FDA as adulterated and misbranded under the FDCA and subject to FDA enforcement action. The FDA considers the totality of the circumstances surrounding distribution and use of a product labeled as RUO, including how the product is marketed and to whom, when determining its intended use. If the FDA were to disagree with our RUO classification or modify its approach to regulating products labeled for RUO, we could experience reduced revenue or increased compliance and other costs, which could adversely affect our business, prospects, results of operations and financial condition. In the event that the FDA requires marketing authorization of our RUO products in the future, the FDA may not ultimately grant any clearance, authorization or approval requested by us in a timely manner, or at all.

We expect to rely on third parties in conducting any required future studies of diagnostic services and products that may be required by the FDA or other regulatory authorities, and those third parties may not perform satisfactorily.

We do not currently have the ability to independently conduct clinical trials or other studies that may be required to obtain FDA and other regulatory clearance or approval for future diagnostic services and products, if such clearance or approval is required. Accordingly, we expect that we would rely on third parties, such as clinical investigators, consultants, and collaborators to conduct such studies if needed. Our reliance on these third parties for clinical and other development activities would reduce our control over these activities. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised, we may not be able to obtain regulatory clearance or approval.

Our employees, principal investigators, consultants and collaborators may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, consultants and those of our collaborators. Misconduct by these parties could include intentional failures to comply with the regulations of the FDA and non-United States regulators, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent improper marketing, fraud, misconduct, kickbacks, bribery, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and cause serious harm to our reputation. We currently have a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct. In addition, our code of conduct and the other precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such investigations or actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, which could have a significant impact on our business. We currently have a compliance program in accordance with the elements of an effective program outlined by the Office of Inspector General, which could help mitigate damages, but cannot prevent all misconduct. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees, suffer adverse publicity and reputational harm, and have the attention of management diverted in defending ourselves against any of these claims or investigations.

We could be adversely affected by violations of the FCPA and other worldwide anti-bribery laws by us or our agents.

We are subject to the FCPA which prohibits companies and their intermediaries from making payments in violation of law to non-United States government officials for the purpose of obtaining or retaining business or securing any other improper advantage. Our reliance on independent distributors to sell our assay services internationally demands a high degree of vigilance in maintaining our policy against participation in corrupt activity, because these distributors could be deemed to be our agents, and we could be held responsible for their actions. We are also subject to similar antibribery laws in the jurisdictions in which we operate, including the United Kingdom’s Bribery Act of 2010, which also prohibits commercial bribery and makes it a crime for companies to fail to prevent bribery. We have limited experience in complying with these laws and in developing procedures to monitor compliance with these laws by our agents. These laws are complex and far-reaching in nature, and, as a result, we cannot assure you that we would not be required in the future to alter one or more of our practices to be in compliance with these laws or any changes in these laws or the interpretation thereof. Any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction, involve significant costs and expenses, including legal fees, and could result in a material adverse effect on our business, prospects, financial condition, or results of operations. We could also incur severe penalties, including criminal and civil penalties, disgorgement, and other remedial measures.

If we elect to label and promote any of our products or services as medical devices, we may be required to obtain prior approval or clearance by the FDA, which would take significant time and expense and could fail to result in FDA clearance or approval for the intended uses we believe are commercially attractive.

Our services and products are currently labeled and promoted, and are, and in the near-future will be, sold primarily to academic and research institutions and research companies as RUO products, and are not currently designed, or intended to be used as medical devices. If we elect to label and market our products for broader use as medical devices, we may be required to obtain premarket 510(k) clearance or premarket approval from the FDA, unless an exception applies.

We may in the future register with the FDA. We would be subject to ongoing FDA “general controls,” which include compliance with FDA regulations for labeling, inspections by the FDA, complaint evaluation, corrections and removals reporting, promotional restrictions, reporting adverse events or malfunctions for our products, and general prohibitions against misbranding and adulteration.

In addition, we may in the future submit 510(k) premarket notifications to the FDA to obtain FDA clearance of certain of our products on a selective basis. It is possible, in the event we elect to submit 510(k) applications for certain of our products, that the FDA would take the position that a more burdensome premarket application, such as a premarket approval application (“PMA”) or a De Novo classification request is required for some of our products. If such applications were required, greater time and investment would be required to obtain FDA approval. Even if the FDA agreed that a 510(k) was appropriate, FDA clearance can be expensive and time consuming. It generally takes a significant amount of time to prepare a 510(k), including conducting appropriate testing on our products, and several months to years for the FDA to review a submission. Notwithstanding the effort and expense, FDA clearance or approval could be denied for some or all of our products for which we choose to market as medical devices. Even if we were to seek and obtain regulatory approval or clearance, it may not be for the intended uses we request or that we believe are important or commercially attractive. There can be no assurance that future products for which we may seek premarket clearance or approval will be approved or cleared by FDA or a comparable foreign regulatory authority on a timely basis, if at all, nor can there be assurance that labeling claims will be consistent with our anticipated claims or adequate to support continued adoption of such products. Compliance with FDA or comparable foreign regulatory authority regulations will require substantial costs, and subject us to heightened scrutiny by regulators and substantial penalties for failure to comply with such requirements or the inability to market our products. The lengthy and unpredictable premarket clearance or approval process, as well as the unpredictability of the results of any required clinical studies, may result in our failing to obtain regulatory clearance or approval to market such products, which would significantly harm our business, results of operations, reputation, and prospects.

In addition, even if we obtain an approval or clearance, we must be cautious in ensuring that the promotion of our products and services remains within the scope of the approval or clearance because FDA’s regulations applicable to our products and services prohibit them from being promoted for uses not within the scope of a given product’s intended use(s), among other promotional and labeling rules applicable to products subject to the FDCA.

Even after we receive an approval or clearance, we would be subject to ongoing FDA obligations and continued regulatory oversight and review, including the general controls listed above and the FDA’s QSRs for our development and manufacturing operations. In addition, we would be required to obtain a new 510(k) clearance before we could introduce subsequent modifications or improvements to such products. We could also be subject to additional FDA post-marketing obligations for such products, any or all of which would increase our costs and divert resources away from other projects. If we sought and received regulatory clearance or approval and are not able to maintain regulatory compliance with applicable laws, we could be prohibited from marketing our products for use as, or in the performance of, clinical diagnostics and/or could be subject to enforcement actions, including warning letters and adverse publicity, fines, injunctions, and civil penalties; recall or seizure of products; operating restrictions; and criminal prosecution.

In addition, we could decide to seek regulatory clearance or approval for certain of our products in countries outside of the United States. Sales of such products outside the United States will likely be subject to foreign regulatory requirements, which can vary greatly from country to country. As a result, the time required to obtain clearances or approvals outside the United States may differ from that required to obtain FDA clearance or approval and we may not be able to obtain foreign regulatory approvals on a timely basis or at all. In Europe, we would need to comply with the new In Vitro Diagnostic Regulation 2017/746, which became effective May 26, 2017, with application date of May 26, 2022. This will increase the difficulty of regulatory approvals in Europe in the future. Failure to comply with these regulatory requirements or obtain and maintain required approvals, clearances and certifications could impair our ability to commercialize our products for diagnostic use outside of the United States.

Our services and products could become subject to government regulation as medical devices by the FDA and other regulatory agencies even if we do not elect to seek regulatory clearance or approval to market our services for diagnostic purposes, which would adversely impact our ability to market and sell our services and harm our business. If our services become subject to FDA regulation, the regulatory clearance or approval and the maintenance of continued and post-market regulatory compliance for such services will be expensive, time-consuming, and uncertain both in timing and in outcome.

As we expand our product line and the applications and uses of our current services and products into new fields, certain of our future services and products could become subject to regulation by the FDA, or comparable international agencies, including requirements for regulatory clearance or approval of such services and products before they can be marketed. Also, even if our services and products are labeled, promoted, and intended as RUO or LDT, the FDA or comparable agencies of other countries could disagree with our conclusion that our services and products are intended for research use only or otherwise not subject to marketing authorization requirements, and deem our sales, marketing and promotional efforts as being inconsistent with the applicable legal requirements. For example, our customers may independently elect to use our RUO labeled services and products for clinical diagnostic use without our consent, which could subject our services and products to government regulation. The regulatory clearance or approval and maintenance process for services and products may be uncertain, expensive, and time-consuming, and could adversely affect our business, financial condition, or results of operations. The FDA has historically exercised enforcement discretion in not enforcing the premarket authorization and quality system regulations against laboratories offering LDTs. However, on October 3, 2014, the FDA issued two draft guidance documents that set forth the FDA’s proposed risk-based framework for regulating LDTs, which are designed, manufactured, and used within a single laboratory. The draft guidance documents provide the anticipated details through which the FDA would propose to establish an LDT oversight framework, including premarket review for higher-risk LDTs, such as those that have the same intended use as FDA-approved or cleared companion diagnostic tests currently on the market. In January 2017, the FDA announced that it would not issue final guidance on the oversight of LDTs and manufacturers of products used for LDTs, but would seek further public discussion on an appropriate oversight approach, and give Congress an opportunity to develop a legislative solution. More recently, the FDA has issued warning letters to certain labs for illegally marketing materials. The FDA has not created a legal “carve-out” for LDTs and retains discretion to take action when appropriate, such as when certain materials raise significant public health concerns.

Future legislative or administrative rule making or oversight of LDTs may impact the sales of our services and products and how customers use our services and products, and may require us to change our business model in order to maintain compliance with these laws. We cannot predict how Congress or the FDA will regulate LDTs in the future, or how that regulatory system will impact our business. Changes to the current regulatory framework, including the imposition of additional or new regulations, including regulation of our services and products, could arise at any time during the development or marketing of our services and products, which may negatively affect our ability to obtain or maintain FDA or comparable regulatory approval of our services and products, if required. Further, sales of our products and services for diagnostic applications in certain instances, or other uses that fit the FDA’s definition for “device,” may subject us to additional healthcare regulation and enforcement by the applicable government agencies.

In 2020, the Department of Health and Human Services (“HHS”) announced rescission of guidance and other informal issuances of the FDA regarding premarket review of LDTs absent notice-and-comment rulemaking, stating that, absent notice-and-comment rulemaking, those seeking approval or clearance of, or an emergency use authorization for, an LDT may nonetheless voluntarily submit a PMA, premarket notification or an Emergency Use Authorization request, respectively, but are not required to do so. However, laboratories opting to use LDTs without FDA premarket review or authorization would not be eligible for liability protection under the Public Readiness and Emergency Preparedness (“PREP”) Act that is normally provided to certain countermeasures that are approved, cleared, licensed, or otherwise authorized to fight against a pandemic or an epidemic.

While this action by HHS is expected to reduce the regulatory burden on clinical laboratories certified under the Clinical Laboratory Improvement Amendments of 1988 that develop LDTs, it is unclear how this action as well as future legislation by federal and state governments and the FDA will impact the industry, including our business and that of our customers. Such HHS measure may compel the FDA to formalize earlier enforcement discretionary policies and informal guidance through notice-and-comment rulemaking and/or impose further restrictions on LDTs. HHS’s rescission policy may change over time. Congress could also enact legislation restricting LDTs. Any restrictions on LDTs by the FDA, HHS, Congress, or state regulatory authorities may decrease the demand for our products. The adoption of new restrictions on RUO products, whether by the FDA or Congress, could adversely affect demand for our specialized reagents and instruments. Further, we could be required to obtain premarket clearance or approval before we can sell our services and products to certain customers. If we market countermeasures to a pandemic or an epidemic, such as COVID-19, and we decide to forgo the FDA’s premarket review per the HHS’s policy, our countermeasures will not receive the immunity protection under the PREP Act.

If we or our strategic partners or licensees fail to obtain regulatory approvals in other countries for service and product candidates under development, we will not be able to generate revenue in such countries from the commercialization of service and product candidates.

In order for us to market our services and products outside of the United States and the EU, we and our strategic partners and licensees must comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional assay services and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval or EMA approval. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA approval in the United States and EMA approval in the EU. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory review processes in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects detailed above regarding FDA approval in the United States and EMA approval in the EU. The adverse effects include the risk that our service and product candidate may not be approved for all indications that we request, which could limit the uses of our service and product and adversely impact our potential royalties and sales, and the risk that such approval may be subject to limitations on the indicated uses for which the service or product may be marketed or require costly, post-marketing follow-up studies.

If we fail to comply with applicable foreign regulatory requirements, we could be subject to penalties and suspension or withdrawal of regulatory approvals.

We or our strategic partners or licensees may fail to successfully petition the Japanese National Health Services for use of the SomaSignal™ tests in the annual government-funded health check. Failure to do so may adversely affect our business and we may not be able to achieve meaningful adoption of SomaSignal™ tests in Japan, which could stunt our growth.

Our strategic partner in Japan, NEC Solution Innovators, Ltd., established a wholly owned subsidiary in Japan for the purpose of pursuing increased adoption and expansion of our service offerings in Japan. As a part of this plan, the wholly owned subsidiary plans to petition the Japanese National Health Services to include the SomaSignal™ tests in the annual government-funded health check. Successful implementation of this plan requires an agreement by government agencies such as the Central Social Insurance Medical Counsel, which makes the decision on whether to reimburse for the services based on the recommendations that are made by the Ministry of Health, Labor and Welfare’s expert panel. To our knowledge, the wholly owned subsidiary has not begun the petition process. There is no guarantee that we will be able to obtain this approval and successfully include the SomaSignal™ tests in the annual government-funded health check. However, the successful petition with the Japanese National Health Services does not impact SomaLogic’s ability to execute the NEC contract or to generate revenue through this strategic partnership.

We could be adversely affected by alleged violations of the Federal Trade Commission Act or other truth-in-advertising and consumer protection laws.

Our advertising for current and future assay services is subject to federal and state laws that prohibit deceptive or unfair advertising and marketing practices. Under federal and state law, regulators such as the Federal Trade Commission (“FTC”) and the AG of the various states or district attorneys in some states have authority to bring actions against firms that engage in false or deceptive advertising or marketing practices. The FTC’s authority emanates from the Federal Trade Commission Act (“FTC Act”), which empowers the FTC to investigate and seek injunctive relief against deceptive or unfair acts or practices, including the dissemination of advertising claims without possession at the time of dissemination of a reasonable basis for belief that the claims are true and non-deceptive. Substantiation in the case of efficacy claims pertaining to health, safety, and life sciences generally must take the form of competent and reliable scientific evidence. Failure to have substantiation of this type is deceptive under the FTC Act and may subject the advertiser to an injunction to stop the advertising and possibly to engage in other remedial steps such as corrective advertising. Failure to comply with an FTC administrative order subjects the advertiser to significant civil penalties. States have similar unfair and deceptive acts and practices statutes (sometimes called “little FTC Acts” or “UDAP” statutes). They vary, but often the state regulator can seek monetary relief along with an order of discontinuance.

Both the FTC and the state AGs have broad powers, and failure to abide by the substantive requirements of the FTC Act and other consumer protection laws can result in administrative or judicial penalties, including civil penalties, injunctions affecting the manner in which we would be able to market services or products in the future, or in extreme instances criminal prosecution if significant fraud is involved. These laws relate not only to the advertising produced and disseminated by us but also to statements made by endorsers or others in third-party testimonials that are used by us in advertising in any form, including but not limited to social media.

Federal and state laws also give causes of action to competitors to seek injunctive and monetary relief for false and misleading advertising statements. Any person who is or may be likely to be damaged by false or misleading advertising statement may bring an action in federal court pursuant to the Lanham Act, § 43(a). Proven damages may be trebled and attorney’s fees and costs may be awarded in appropriate cases. There are state analogs of this sort of unfair competition statute as well.

Under state UDAP statutes, consumers can bring private claims against companies who disseminate false or deceptive advertising claims. Although those UDAP statutes often provide for statutory damages in the case of individual consumers, more often such cases take the form of class actions, which can lead to massive damages awards and significant awards of attorney’s fees.

We are also subject to self-regulatory risks. The BBB National Programs, Inc. operates the National Advertising Division (“NAD”), which is the country’s leading self-regulatory body dedicated to truth and accuracy in advertising. A competitor can challenge advertising before the NAD. The process is non-public until the decision is rendered by the NAD, at which point the BBB National Programs issues a press release about the decision. Most advertisers comply with the recommendations of the NAD; those that refuse to comply can be referred to the FTC for investigation.

Any of the potential action described above if brought against us could disrupt our business operations, cause damage to our reputation, and result in a material adverse effects on our business.

Our business is subject to environmental regulation and regulations relating to the protection of health and safety matters that could result in compliance costs. Any violation or liability under environmental laws or health and safety regulations could harm our business.

We are subject to environmental and safety laws and regulations governing the use, storage and disposal of hazardous substances or wastes, including radioactive materials and wastes, and imposing liability for the cleanup of contamination from these substances. We handle hazardous substances in our manufacturing processes and in the compilation of our chemical library, and we could be liable for any improper use, storage, or disposal of such substances. We cannot completely eliminate the risk of contamination or injury from hazardous substances or wastes, and, in the event of such an incident, we could be held liable for any damages that result. In addition, we may be required to incur significant additional costs to comply with environmental laws and regulations in the future. The failure to comply with environmental or safety regulations could also result in fines by government authorities and payment of damages to private litigants, which could harm our business.

The Occupational Safety and Health Act of 1970 (“OSHA”), establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the Occupational Safety and Health Administration and various record keeping, disclosure and procedural requirements. Various OSHA standards may apply to our operations. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of our business in complying with OSHA and other state and local laws and regulations.

Risks Related to SomaLogic Being a Public Company

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are in the process of implementing disclosure controls and procedures designed to provide reasonable assurance that information we must disclose in reports we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. As a result, because of these inherent limitations in our control system, misstatements or omissions due to error or fraud may occur and may not be detected, which could result in failures to file required reports in a timely manner and filing reports containing incorrect information. Any of these outcomes could result in SEC enforcement actions, monetary fines or other penalties, damage to our reputation, and harm to our financial condition.

The requirements of being a public company may strain our resources, result in litigation and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Complying with these rules and regulations has increased and will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” as defined in the JOBS Act. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are required to disclose changes made in our internal control and procedures on a quarterly basis. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may need to hire additional employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming.

These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment will result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected. By disclosing information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If those claims are successful, our business could be seriously harmed. Even if the claims do not result in litigation or are resolved in our favor, the time and resources needed to resolve them could divert our management’s resources and seriously harm our business. We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance and, in the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

In addition, as a result of our disclosure obligations as a public company, we have reduced strategic flexibility and may be under pressure to focus on short-term results, which may materially and adversely affect our ability to achieve long-term profitability.

Risks Related to Our Common Stock and Public Warrants

Our principal stockholders and management own a significant percentage of our Common Stock and will be able to exercise significant influence over matters subject to stockholder approval.

As of June 30, 2022, our directors, executive officers, holders of more than 5% of our outstanding shares of Common Stock and their respective affiliates beneficially owned, collectively, approximately 23% of the outstanding shares of Common Stock. As a result, these stockholders, if they act together, may significantly influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company that our other stockholders may believe is in their best interests. This in turn could have a material adverse effect on our stock price and may prevent attempts by our stockholders to replace or remove the board of directors or management.

We do not expect to pay any dividends for the foreseeable future. Investors may never obtain a return on their investment.

You should not rely on an investment in our Common Stock to provide dividend income. We do not anticipate that we will pay any dividends to holders of our Common Stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations, fund our research and development programs and continue to invest in our commercial infrastructure. In addition, any future credit facility or financing we obtain may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our Common Stock. Accordingly, investors must rely on sales of our Common Stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our Common Stock.

We may amend the terms of the Public Warrants with the approval by the holders of at least 50% of the then-outstanding Public Warrants in a manner that may be adverse to holders. As a result, the exercise price of a holder’s Public Warrants could be increased, the exercise period could be shortened and/or the number of shares of our Common Stock purchasable upon exercise of a Public Warrant could be decreased, all without the approval of that warrant holder.

Our Public Warrants were issued in registered form under a warrant agreement between CMLS II and Continental Stock Transfer & Trust Company, as warrant agent. The warrant agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then-outstanding Public Warrants to make any change that adversely affects the interests of the registered holders. Accordingly, we may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding Public Warrants approve of such amendment. Although our ability to amend the terms of the Public Warrants with the consent of at least 50% of the then-outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Public Warrants, convert the warrants into cash or stock, shorten the exercise period or decrease the number of shares of Common Stock purchasable upon exercise of a Public Warrant.

We may redeem unexpired Public Warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their Public Warrants worthless.

We have the ability to redeem outstanding Public Warrants (i) at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Public Warrant; provided that the last reported sales price of our Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give notice of such redemption to the warrant holders; and (ii) at any time after they become exercisable and prior to their expiration, at a price of $0.10 per Public Warrant; provided that the last reported sales price of our Common Stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we give notice of such redemption to the warrant holders; provided further that, if the last reported sales price of our Common Stock is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we give notice of such redemption to the warrant holders, the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

If and when the Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. We will use our best efforts to register or qualify such shares of Common Stock under the blue sky laws of the state of residence in those states in which the warrants were offered by us. Redemption of the outstanding Public Warrants could force the warrant holders: (i) to exercise their Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so; (ii) to sell their Public Warrants at the then-current market price when they might otherwise wish to hold their Public Warrants; or (iii) to accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of their Public Warrants. None of the Private Placement Warrants will be redeemable by us (except as described in the section entitled “Redemption of Warrants When the Price per Share of Common Stock Equals or Exceeds $10.00”) so long as they are held by the Sponsor or its permitted transferees.

Our warrants are exercisable for our Common Stock, which will increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

Our Public Warrants are exercisable for up to 5,519,991 shares of Common Stock at $11.50 per share. Our Private Placement Warrants are exercisable for up to 5,013,333 shares of Common Stock at $11.50 per share. The additional shares of our Common Stock issuable upon exercise of our warrants will result in dilution to the then existing holders of our Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our Common Stock.

USE OF PROCEEDS

All of the securities offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective accounts. We will not receive any of the proceeds from the sale of the securities hereunder.

Assuming the exercise of all outstanding warrants for cash and the exercise of all outstanding Madryn Options for cash, we will receive an aggregate of approximately $125.1 million, but will not receive any proceeds from the sale of the shares of Common Stock issuable upon such exercise. We expect to use the net proceeds from the exercise of the warrants and the Madryn Options, if any, for investment in growth, and general corporate purposes. We will have broad discretion over the use of any proceeds from the exercise of the warrants and the Madryn Options. There is no assurance that the holders of the warrants or holders of the Madryn Options will elect to exercise for cash any or all of such warrants or Madryn Options. To the extent that any warrants or Madryn Options are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the warrants or Madryn Options will decrease.

The Selling Securityholders will pay any underwriting discounts and commissions and expenses incurred by the Selling Securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Securityholders in disposing of the securities. We will bear the costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our independent registered public accounting firm.

DETERMINATION OF OFFERING PRICE

The offering price of the shares of Common Stock underlying the Public Warrants, the Private Placement Warrants, and the Madryn Options offered hereby is determined by reference to the exercise price of the warrants of $11.50 per share and the exercise price of the Madryn Options of $4.77 per share. The Public Warrants are listed on the Nasdaq under the symbol “SLGCW.”

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS

Market Information and Holders

Our Common Stock and Public Warrants are currently listed on the Nasdaq under the symbols “SLGC” and “SLGCW,” respectively.

On October 21, 2022, the closing sale price of our Common Stock was $2.82 per share and the closing price of the Public Warrants was $0.35 per Public Warrant.

As of October 21, 2022, there were approximately 247 holders of record of our Common Stock and 6 holders of record of our Public Warrants. Such numbers do not include beneficial owners holding our securities through nominee names.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends for the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our Common Stock will be at the discretion of our board of directors and will depend upon, among other factors, our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors may deem relevant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of SomaLogic’s results of operations and financial condition should be read in conjunction with the information set forth in SomaLogic’s audited consolidated financial statements as of and for the years ended December 31, 2021 and 2020 and the unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2022 and 2021, and the related respective notes thereto, included elsewhere in this prospectus. This discussion contains forward-looking statements based upon SomaLogic’s current expectations, estimates and projections that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements due to, among other considerations, the matters discussed under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus. Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to the business of Old SomaLogic prior to the consummation of the Business Combination, and to the Company and its consolidated subsidiaries following the consummation of the Business Combination.

Business Overview

SomaLogic is a leading commercial-stage proteomics company. We have built an integrated proteomics platform capable of robust, high throughput proteomics analysis with broad proteome coverage, low limits of detection, high reproducibility and at low costs. We designed our platform with the goal of being a universal proteomics platform, with the breadth (number of proteins measured) and precision (accuracy of measurement) important for discovery and research applications, and both the reproducibility and robustness important for clinical applications. Our platform is underpinned by our extensive global patent portfolio protecting our proteomics platform, products and services, our proprietary assay technology, our proteomics database (which we believe is one of the largest proteomics databases worldwide), and artificial intelligence and machine learning capabilities. As of December 31, 2021, our assay can measure approximately 7,000 protein target measurements in a single sample using only approximately 55µL of plasma or serum. Our proteomics database matches proteomics and clinical information and contains over 2.5 billion protein measurements with over 675,000 participant-years of longitudinal clinical data from follow-up. Leveraging our artificial intelligence-enabled bioinformatics capability, we use our database to power diagnostic product development for our research and clinical customers. We currently run our platform within our own laboratory, receive samples from customers and provide them proteomics analysis services. We are also developing an integrated solution comprising kits and select equipment that would enable customers to perform our proteomics assay at their own sites and leverage our bioinformatics capabilities to analyze the data.

Currently, we primarily generate revenue through our assay services, which consists primarily of a service model whereby we receive samples from pharmaceutical, biotechnology or academic clients, perform the SomaScan® assay, and subsequently use bioinformatics and analytics to further refine the collected data and deliver the results back to the customer. In the years ended December 31, 2021 and 2020, approximately 70% and 85%, respectively, of our assay services sales were generated by pharmaceutical customers. In mid-2020, we re-introduced a simple fee-for-service offering, in addition to our previous data-sharing model that has proven popular among customers. We expect our customer base to continue to grow in 2022 as a result of the fee-for-service offering and an expanded commercial development team.

In addition to the SomaScan® assay, we have developed and released SomaSignal™ tests into an observation market. The SomaSignal™ tests are data-driven diagnostic tests with high predictive power of biological disease and risks to patients that have a wide range of potential applications. We are currently evaluating a variety of different partnerships to drive adoption of SomaSignal™ tests.

We also generate product revenue, which primarily consists of the sale of SomaScan® kits. Our assay kits are aimed at enabling our customers to bring our proteomic platform in-house. Historically, we have sold our kits to a limited number of primarily academic customers.

As of December 31, 2021, we had approximately 320 full-time employees, including a commercial team of more than 60 employees and a research and development team of more than 60 employees. We plan to continue expanding our commercial team significantly in the coming years.

Our commercial and product development teams are consistently partnering with our customers to develop products and services that speed up the adoption of proteomics for our customers, including data analysis, data integration and ease of use tool sets. We are also actively exploring several potential co-marketing and new channel and product development opportunities with various partners in closely aligned scientific verticals, such as genomics.

We have historically and will continue to invest heavily in new products and solutions. Our research and development efforts are primarily focused on developing new proteomic content and additional SomaSignal™ tests as well as developing new applications for existing technologies.

Since our inception, we have incurred net losses in each year. Our net losses were $87.5 million and $53.0 million for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, we had an accumulated deficit of $498.9 million, cash and cash equivalents of $439.5 million, and short-term investments of $218.2 million. We expect to continue to incur significant expenses for the foreseeable future and to incur operating losses. We expect our expenses will increase in connection with our ongoing activities as we:

●	expand our sales and marketing efforts to further commercialize our products;

●	expand our research and development efforts to improve our existing products and develop and launch new products;

●	invest in processes, tools and infrastructure to support the growth of our business, including incurring costs related to operating as a public company;

●	attract, hire and retain qualified personnel; and

●	protect and defend our intellectual property.

Business Combination

On September 1, 2021 (the “Closing Date”), we consummated the Business Combination contemplated by the Merger Agreement, by and among CMLS II, Merger Sub, and Old SomaLogic. Pursuant to the Merger Agreement, Merger Sub merged with and into Old SomaLogic, with Old SomaLogic surviving the merger as a wholly-owned subsidiary of CMLS II. Upon the closing of the Business Combination, CMLS II changed its name to SomaLogic, Inc., and Old SomaLogic changed its name to SomaLogic Operating Co., Inc.

Unless the context otherwise requires, the terms “we,” “us,” “our,” “SomaLogic” and the “Company” refer to, for periods prior to the completion of the Business Combination, SomaLogic, Inc. and its subsidiaries, and, for periods upon or after the completion of the Business Combination, SomaLogic, Inc., the combined company and its subsidiaries. See Note 2, Summary of Significant Accounting Policies-Presentation of Amounts After the Business Combination, and Note 3, Business Combination, to our consolidated financial statements included elsewhere in this prospectus for more details of the Business Combination and the presentation of historical amounts and balances after the Business Combination. The Company’s Common Stock and warrants to purchase Common Stock are listed on the Nasdaq under the ticker symbols “SLGC” and “SLGCW,” respectively.

Impact of the COVID-19 Pandemic

In March 2020, the World Health Organization declared the Coronavirus Disease 2019 (COVID-19) outbreak to be a global pandemic. Since then, COVID-19 has continued to spread throughout much of the United States and the world causing uncertainty and disruption to business activities.

Our suppliers and customers have been impacted by the COVID-19 pandemic, and we have experienced supply delays for certain equipment, instrumentation and other supplies that we use for our services and products as well as delays in customer sample receipt.

The COVID-19 pandemic continues to be dynamic and near-term challenges across the economy remain. We expect continued volatility and unpredictability related to the impact of COVID-19 on our business results. We continue to actively monitor the pandemic and we will continue to take appropriate steps to mitigate the adverse impacts on our business posed by the on-going spread of COVID-19.

Effects of Inflation

Inflation has impacted our results of operations for the six-month period ended June 30, 2022, and our business could continue to be affected by inflation in the future.

Factors Affecting Our Performance

The following factors have been important to our business and we expect them to impact our results of operations and financial condition in future periods:

Continued adoption of our services and products

Our performance depends on our ability to drive adoption of our integrated platform of proteomic solutions and services, initially in the research and clinical markets. We have a well-established base of marquee customer and Key Opinion Leaders (“KOL”) relationships in place, and as we grow further, we expect to win contracts with new customers and expand the scope of existing contracts with existing customers. To facilitate this growth, we will grow our commercial organization and raise awareness through all available channels, including our KOL relationships and relevant publications. We plan to develop and grow our offering of reagents and corresponding solutions, including both small and large plex capabilities, site-of-service deployed assay options, and bioinformatics offerings to attract additional customers and cross-sell to existing customers. Additionally, we have an ongoing focus on growing our proteomics database and artificial intelligence and machine learning analytics to drive value and market opportunities. We expect our total revenue may vary from period to period based on, among other things, the timing and size of new contracts, fluctuations in customer consumption of and adoption trends, ramp time and productivity of our salesforce, the impact of significant transactions, and seasonality. Failure to effectively develop and expand our sales and marketing capabilities or improve the productivity of our sales and marketing organization could harm our ability to expand our potential customer and sales pipeline, increase our customer base, and achieve broader market acceptance of our offering.

Continued investment in growth

Our significant revenue growth has been driven by rapid innovation towards novel solutions that command price premiums and quick adoption of our solutions by our customer base. We intend to continue to make focused investments to increase revenue and scale operations to support growth and therefore expect expenses in this area to increase. We have invested, and will continue to invest, significantly in our laboratory process and commercial infrastructure. Investments in research and development will include hiring of employees with the necessary scientific and technical backgrounds to enable enhancements to our existing services and products and bring new services and products to market. Additionally, we plan to invest in sales and marketing activities, and expect to incur additional general and administrative expenses. To support the expansion, expenditures to develop and mature operational processes, financial and management information systems are expected to be incurred. As cost of revenue, operating expenses and capital expenditures fluctuate over time, we may experience short-term, negative impacts to our results of operations and cash flows, but we are undertaking such investments in the belief that they will contribute to long-term growth.

We have made, and intend to continue to make, investments that meet management’s criteria to expand or add key technologies we believe will facilitate the development and commercialization of new products or services in the future. Such investments could take the form of an asset acquisition, the acquisition of a business or the exclusive or non-exclusive license of patented technology. Any acquisitions we make may affect our future financial results.

Ability to lower the costs associated with performing the assay

Reducing the costs associated with performing our assay is both our focus and strategic objective. Over the long term, our objective is to reduce the cost of raw materials by improving the output efficiency of our assays and laboratory processes. Our approach to reducing these costs include, but are not limited to, modifying our assays and laboratory processes to use materials and technologies that provide equal or greater quality at lower cost, improving how we manage our materials and negotiating favorable terms for our materials purchases. We plan to reduce the cost of performing our SomaScan® assay as we move to either a less expensive array or Next Generation Sequencing system for our DNA readout of the protein concentrations present in a sample.

Seasonality

Our revenue can be seasonal dependent upon the spending patterns of our customers. Seasonality results from a number of factors, including the procurement and budgeting cycles of many of our customers, especially government- or grant-funded customers, whose cycles often coincide with government fiscal year ends. For example, the academic budgetary cycle requires grantees to “use or lose” their grant funding, which seems to be tied disproportionately to the end of the calendar year, driving sales higher during the fourth quarter. Similarly, our biopharmaceutical customers typically have calendar year fiscal years which also result in a disproportionate amount of their purchasing activity occurring during our fourth quarter.

Development and commercialization of clinical diagnostic tests

To facilitate a more complete understanding of human biology and improve human wellness, we aim to continue to advance our portfolio of clinical diagnostic tests that leverage our proprietary proteomics platform and artificial intelligence-enabled bioinformatics. By developing additional tests, the Company can provide more options to customers and collaborators and further commercialize our platform driving growth in revenue.

We have released 16 SomaSignal™ tests as LDTs under our CLIA license as of December 31, 2021. We have also developed 20 tests for the RUO market, most of which are directed at characterizing individuals in clinical trials. We continue to invest in our SomaSignal™ test pipeline, largely directed at tests helping to manage chronic disease and will be of significant interest to health system providers. We anticipate approximately four to eight additional LDT SomaSignal™ tests and approximately five to 10 SomaSignal™ tests for the RUO market to clear our development and validation process during 2022.

We are working closely with our clinical implementation partners and prioritizing the test pipeline to have the greatest impact on their business. Our plan is for these tests to focus on disease management and facilitate early intervention in diseases with the highest morbidity and mortality burden, such as type 2 diabetes, obesity, and cardiovascular disease.

Working in conjunction with our proteomics database and bioinformatics capabilities, our broad and versatile foundational assay, SomaScan®, enables the natural expansion of our test menu given the continuous incorporation of real-world data into our growing foundational assay. We believe this dynamic will support continuous and long-term growth of our research and clinical diagnostics business. Additionally, with our growing foundational assay in place as the single source for all new test menus, we believe we are well positioned to expand to additional adjacent markets within proteomics and genomics.

Expansion of our proteomic content

As of December 31, 2021, we have a library of slow off-rate modified aptamers, SOMAmers® reagents against approximately 7,000 protein target measurements of the 20,000 known canonical proteins encoded in the human genome. We believe the breadth (number of proteins measured) of our SomaScan® assay is superior to other technologies in an aspect that is vital to customers. For each protein, we typically have a collection of 100’s to 1000’s of proprietary “monoclonal” SOMAmer® reagents (reagents with unique and defined sequences) from which we select and place one, or in some cases several, reagents on our SomaScan® assay. Any follow-up studies, which are of interest to many of our customers and partners, are facilitated with these collections of reagents, which is uniquely possible with our technology. To maintain our competitive advantage, we plan to increase the number of protein reagents to approximately 10,000 in 2023 for commercial availability based on allocated funding, resource availability, and the successful validation of new reagents. Upon successful commercialization of the new reagents, the impact to cost of revenue for the new proteomic content is estimated to be offset by the increased efficiencies we may gain from sample volume growth and value engineering initiatives.

Macroeconomic conditions

A deterioration in macroeconomic economic conditions including risk of recession, effects of inflation, labor shortages, supply chain issues and higher interest rates could impact both our and our customers’ operations. We could experience pricing pressure and decreased demand as a result.

Components of Results of Operations

Revenue

We derive our revenue from four primary sources: (1) assay services revenue, (2) product revenue, (3) collaboration revenue, and (4) other revenue. Customers include top biopharmaceutical companies and leading academic research universities.

Assay services revenue

We generate assay services revenue primarily from the sale of SomaScan® services. SomaScan® service revenue is derived from performing the SomaScan® assay on customer samples to generate data on protein biomarkers. We expect assay services revenue to increase over the long-term with new and recurring sales opportunities. With the enhancement of our proteomic services, we expect to capture more market opportunities outside of the United States region, as well as winning contracts with new customers and expanding the scope of sales with existing customers.

Product revenue

Product revenue primarily consists of equipment and kit sales, which enable our customers to bring the SomaScan® proteomic platform in-house and to build lines of business based on this technology. In preparation for a full-scale re-launch, we are establishing agreements with several sites to deploy kits in the future. This will allow SomaLogic to quickly grow into new geographic regions and expand our customer base.

Collaboration revenue

Collaboration revenue consists of fees earned for research and development services, except for grant revenue research and development services that are classified in other revenue. Collaboration revenue currently relates to an arrangement with one customer, NES, a wholly owned subsidiary of NEC. We believe expanding collaborative arrangements with KOLs will allow for further enhancements of our integrated platform, lower barriers to adoption and introduce or expand new market channels and customers within geographic regions and markets we do not currently operate in.

Other revenue

Other revenue includes royalty revenue and revenue received from research grants. The Company recognizes royalty revenue for fees paid by customers in return for the exclusive license to make, use or sell certain licensed products in certain geographic areas. Grant revenue represents funding under cost reimbursement programs from government agencies, and non-profit foundations for qualified research and development activities performed by the Company. We expect other revenue to continue to grow as we expand our commercial team and continue to pursue additional licensing relationships.

Cost of revenue

Cost of assay services revenue

Cost of assay services revenue consists of raw materials and production costs, salaries and other personnel costs, overhead and other direct costs related to assay services revenue. It also includes provisions for excess or obsolete inventory and costs for production variances, such as yield losses, material usages, spending and capacity variances. Cost of assay services revenue also includes royalty fees that the Company owes to third parties related to assay services.

We expect cost of assay services revenue to increase as we grow our sample volume. We expect the cost per sample to decrease over the long term due to the efficiencies we may gain as sample volume increases from improved utilization of our laboratory capacity and other value engineering initiatives. If our sample volume throughput is reduced as a result of the COVID-19 pandemic or otherwise, cost of revenue as a percentage of total revenue may be adversely impacted due to fixed overhead cost.

Cost of product revenue

Cost of product revenue consists of raw materials and production costs, salaries and other personnel costs, overhead and other direct costs related to product revenue. Cost of product revenue is recognized in the period the related revenue is recognized. Shipping and handling costs incurred for product shipments are included in cost of product revenue in the consolidated statements of operations and comprehensive loss. Cost of product revenue also includes royalty fees that the Company owes to third parties related to the sale of products.

Research and development

Research and development expenses consist primarily of salaries and benefits, laboratory supplies, clinical study costs, consulting fees and related costs. We believe that our continued investment in research and development is essential to our long-term competitive position. We plan to continue to invest significantly in our research and development efforts, including hiring additional employees, with an expected focus on advancing our assay and our bioinformatics platform, new clinical studies, as well as lowering the cost of assays. As a result of these and other initiatives, we expect research and development expenses will increase in absolute dollars in future periods and vary from period to period as a percentage of revenue.

Selling, general and administrative

Selling expenses consist primarily of personnel and marketing related costs. General and administrative expenses consist primarily of personnel costs for our finance, human resources, business development and general management, as well as professional services, such as legal and accounting services.

As we continue to introduce new services and products, broaden our customer base and grow our business, we expect selling, general and administrative expenses to increase in future periods as the number of sales and marketing and administrative personnel grows. We also anticipate incurring increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs, as well as, investor and public relations expenses associated with operating as a public company.

Interest income and other, net

Interest income and other, net primarily consists of interest earned on our cash equivalents and investments, which are invested in money market funds, commercial paper, corporate bonds, agency bonds, United States Treasuries, asset-backed securities, and international government securities.

Interest expense

Prior to the Business Combination, we had received various forms of financing including convertible debt, a credit agreement, and funds issued through the Paycheck Protection Program (“PPP”). Prior to the consummation of the Business Combination, these forms of debt were settled or forgiven. Interest expense is attributable to our borrowings under these debt agreements, as well as the change in fair value of the compound derivative liability and non-cash amortization of debt issuance costs.

Change in fair value of warrant liabilities

Change in fair value of warrant liabilities consists of changes in fair value related to the Public Warrant and Private Warrant liabilities. The warrant liabilities are classified as marked-to-market liabilities pursuant to ASC 815, Derivatives and Hedging (“ASC 815”), and the corresponding increase or decrease in value impacts our net loss.

Change in fair value of earn-out liability

Change in fair value of earn-out liability consists of changes in the earn-out liability related to Earn-Out Shares issued as part of the Business Combination. The earn-out liability is classified as a marked-to-market liability pursuant to ASC 815 and the corresponding increase or decrease in value impacts our net loss.

Loss on extinguishment of debt, net

Loss on extinguishment of debt, net consists of a loss on extinguishment of debt due to conversion of the Convertible Debt and repayment of the Amended and Restated Credit Agreement, and offset by a gain on extinguishment of debt due to forgiveness of the PPP loan during the year ended December 31, 2021. Loss on extinguishment of debt, net for the year ended December 31, 2020 is due to the partial prepayment of the Amended and Restated Credit Agreement in November 2020.

Results of Operations

Comparison of the three months ended June 30, 2022 versus the three months ended June 30, 2021

Revenue

	Three Months Ended June 30,		Change
(in thousands)	2022	2021	$	%
Assay services revenue	$10,931	$16,236	$(5,305)	(33)%
Product revenue	714	462	252	55%
Collaboration revenue	762	762	-	-%
Other revenue	1,737	2,320	(583)	(25)%
Total revenue	$14,144	$19,780	$(5,636)	(28)%

Total revenue decreased by $5.6 million, or 28%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021.

The $5.3 million, or 33%, decrease in assay services revenue for the three months ended June 30, 2022 compared to the three months ended June 30, 2021 was primarily due to a decrease in sample volumes resulting from fluctuations in consumer consumption, offset partially by an increase in average selling price driven by customer mix.

Product revenue increased by $0.3 million, or 55%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021 primarily due to the sale of equipment to new kits customers.

Other revenue decreased by $0.6 million, or 25%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021 primarily due to a $1.1 million decrease in royalty revenue driven by a decrease in COVID-19 research funding, offset by a $0.5 million increase in grant revenue.

Cost of revenue

	Three Months Ended June 30,		Change
(in thousands)	2022	2021	$	%
Cost of assay services revenue	$6,571	7,656	(1,085)	(14)%
Cost of product revenue	506	329	177	54%
Total cost of revenue	$7,077	7,985	(908)	(11)%

Total cost of revenue decreased by $0.9 million, or 11%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021.

Cost of assay services revenue decreased by $1.1 million, or 14%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. The decrease in cost of assay services revenue was primarily due to a decrease in sample volumes resulting from fluctuations in consumer consumption. This decrease was offset by varying degrees of production inefficiencies due to delays in sample receipts.

Cost of product revenue increased by $0.2 million, or 54%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021 primarily due to the sale of equipment to new kits customers.

Research and development

	Three Months Ended June 30,		Change
(in thousands)	2022	2021	$	%
Research and development	$17,636	$8,590	$9,046	105%

Research and development increased by $9.0 million, or 105%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. The increase in research and development was primarily due to a $4.7 million increase in professional services and supplies related to projects for reducing costs and content expansion, a $1.9 million increase related to increase in internal clinical studies, a $1.7 million increase in wages and benefits due to increased headcount in our research and development team and a $0.8 million increase in stock-based compensation expense due to new option and RSU grants and Earn-Out Shares issued to certain employees and directors of SomaLogic (“Earn-Out Service Providers”).

Selling, general, and administrative

	Three Months Ended June 30,		Change
(in thousands)	2022	2021	$	%
Selling, general and administrative	$36,812	$14,833	$21,979	148%

Selling, general, and administrative increased by $22.0 million, or 148%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. The increase in selling, general and administrative was primarily due to a $4.4 million increase in advisory and management services incurred in relation to public-company compliance and other transactions, including costs incurred in relation to the Palamedrix Merger, a $7.5 million increase in wages and benefits due to increased headcount in our commercial and administrative teams, a $6.4 million increase in services incurred related to marketing initiatives and product development, a $3.7 million increase in stock-based compensation expense due to new option, RSU grants and Earn-Out Shares issued to Earn-Out Service Providers.

Other income (expense)

	Three Months Ended June 30,		Change
(in thousands)	2022	2021	$	%
Other income (expense):
Interest income and other, net	$833	$69	$764	NM
Interest expense	-	(148)	148	(100)%
Change in fair value of warrant liabilities	14,536	-	14,536	NM
Change in fair value of earn-out liability	9,027	-	9,027	NM
Loss on extinguishment of debt, net	-	(1,630)	1,630	(100)%
Total other income (expense)	$24,396	$(1,709)	$26,105

NM	A percentage calculation is not meaningful due to change in signs, a zero-value denominator or a percentage change greater than 200.

Interest income and other, net increased by $0.8 million for the three months ended June 30, 2022 compared to the three months ended June 30, 2021 due to an average higher cash equivalents and investment balances as well as rising interest rates during the three months ended June 30, 2022 compared to the three months ended June 30, 2021.

Interest expense decreased by $0.1 million, or 100%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021 primarily due to the interest on the credit agreement during the three months ended June 30, 2021. The credit agreement was paid back in full in April 2021.

The change in fair value of warrant liabilities resulted in a gain of $14.5 million during the three months ended June 30, 2022, due to the quarterly remeasurement of the warrant liabilities. The warrant liabilities were recorded as part of the Business Combination and did not exist during the three months ended June 30, 2021. Therefore no remeasurement of the warrant liabilities was recorded in the prior period.

The change in fair value of the earn-out liability resulted in a gain of $9.0 million for the three months ended June 30, 2022, due to the quarterly remeasurement of the earn-out liability. The earn-out liability was recorded as part of the Business Combination and did not exist during the three months ended June 30, 2021. Therefore no remeasurement of the earn-out liability was recorded in the prior period.

Loss on extinguishment of debt, net of $1.6 million for the three months ended June 30, 2021 is due to a $5.2 million loss on extinguishment of debt as a result of the repayment of the Amended and Restated Credit Agreement in April 2021, offset by a $3.6 million gain on extinguishment of debt as of result of the forgiveness of the PPP loan in June 2021.

Comparison of the six months ended June 30, 2022 versus the six months ended June 30, 2021

Revenue

	Six Months Ended June 30,		Change
(in thousands)	2022	2021	$	%

Assay services revenue	$29,731	$30,809	$(1,078)	(3)%
Product revenue	1,167	655	512	78%
Collaboration revenue	1,525	1,525	-	-%
Other revenue	4,701	5,651	(950)	(17)%
Total revenue	$37,124	$38,640	$(1,516)	(4)%

Total revenue decreased by $1.5 million, or 4%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021.

The $1.1 million, or 3%, decrease in assay services revenue for the six months ended June 30, 2022 compared to the six months ended June 30, 2021 was primarily due to a decrease in sample volumes resulting from fluctuations in consumer consumption.

Product revenue increased by $0.5 million, or 78%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021 primarily due to the sale of equipment to new kits customers.

Other revenue decreased by $1.0 million, or 17%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021 primarily due to a decrease in royalty revenue driven by a decrease in COVID research funding, offset by a slight increase in grant revenue.

Cost of revenue

	Six Months Ended June 30,		Change
(in thousands)	2022	2021	$	%
Cost of assay services revenue	$17,951	$13,811	$4,140	30%
Cost of product revenue	778	419	359	86%
Total cost of revenue	$18,729	$14,230	$4,499	32%

Total cost of revenue increased by $4.5 million, or 32%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021.

Cost of assay services revenue increased by $4.1 million, or 30%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. The increase in cost of assay services revenue was primarily due to varying degrees of production inefficiencies due to delays in sample receipts.

Cost of product revenue increased by $0.4 million, or 86%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021 primarily due to the sale of equipment to new kits customers.

Research and development

	Six Months Ended June 30,		Change
(in thousands)	2022	2021	$	%
Research and development	$31,436	$16,708	$14,728	88%

Research and development increased by $14.7 million, or 88%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. The increase in research and development was primarily due to a $8.8 million increase in professional services and supplies related to projects for reducing costs and content expansion, a $0.9 million increase in internal clinical studies, a $3.3 million increase in wages and benefits due to increased headcount in our research and development team and a $1.7 million increase in stock-based compensation expense due to new option and RSU grants and Earn-Out Shares issued to Earn-Out Service Providers.

Selling, general, and administrative

	Six Months Ended June 30,		Change
(in thousands)	2022	2021	$	%
Selling, general and administrative	$67,627	$27,642	$39,985	145%

Selling, general, and administrative increased by $40.0 million, or 145%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. The increase in selling, general and administrative was primarily due to a $6.4 million increase in advisory and management services incurred in relation to public-company compliance and other transactions, including costs incurred in relation to the Palamedrix acquisition, a $14.9 million increase in wages and benefits due to increased headcount in our commercial team, a $10.7 million increase in services incurred related to marketing initiatives and product development, and a $8.0 million increase in stock-based compensation expense due to new option and RSU grants and Earn-Out Shares issued to Earn-Out Service Providers.

Other income (expense)

	Six Months Ended June 30,		Change
(in thousands)	2022	2021	$	%
Other income (expense):
Interest income and other, net	$1,039	$71	$968	NM
Interest expense	-	(1,322)	1,322	(100)%
Change in fair value of warrant liabilities	27,176	-	27,176	NM
Change in fair value of earn-out liability	25,489	-	25,489	NM
Loss on extinguishment of debt, net	-	(1,630)	1,630	(100)%
Total other income (expense)	$53,704	$(2,881)	$56,585

NM	A percentage calculation is not meaningful due to change in signs, a zero-value denominator or a percentage change greater than 200.

Interest income and other, net increased by $1.0 million for the six months ended June 30, 2022 compared to the six months ended June 30, 2021 due to an average higher cash equivalents and investment balances as well as rising interest rates during the six months ended June 30, 2022 compared to the six months ended June 30, 2021.

Interest expense decreased by $1.3 million, or 100%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021 primarily due to the interest on the credit agreement during the three months ended June 30, 2021. The credit agreement was paid back in full in April 2021.

The change in fair value of warrant liabilities resulted in a gain of $27.2 million during the six months ended June 30, 2022, due to the quarterly remeasurement of the warrant liabilities. The warrant liabilities were recorded as part of the Business Combination and did not exist during the six months ended June 30, 2021. Therefore no remeasurement of the warrant liabilities was recorded in the prior period.

The change in fair value of the earn-out liability resulted in a gain of $25.5 million for the six months ended June 30, 2022, due to the quarterly remeasurement of the earn-out liability. The earn-out liability was recorded as part of the Business Combination and did not exist during the six months ended June 30, 2021. Therefore no remeasurement of the earn-out liability was recorded in the prior period.

Loss on extinguishment of debt, net of $1.6 million for the six months ended June 30, 2021 is due to a $5.2 million loss on extinguishment of debt as a result of the repayment of the Amended and Restated Credit Agreement in April 2021, offset by a $3.6 million gain on extinguishment of debt as of result of the forgiveness of the PPP loan in June 2021.

Comparison of Year Ended December 31, 2021 to Year Ended December 31, 2020

Revenue

	Year Ended December 31,		Change
(in thousands)	2021	2020	$	%
Revenue:
Assay services revenue	$68,038	$45,827	$22,211	48%
Product revenue	1,277	1,907	(630)	(33)%
Collaboration revenue	3,051	2,483	568	23%
Other revenue	9,260	5,672	3,588	63%
Total revenue	$81,626	$55,889	$25,737	46%

Total revenue increased by $25.7 million, or 46%, for the year ended December 31, 2021 compared to the year ended December 31, 2020.

Assay services revenue increased by $22.2 million, or 48%, for the year ended December 31, 2021 compared to the year ended December 31, 2020 primarily due to a $20.8 million increase related to sample volumes and a $1.4 million increase related to higher-than-average price per sample as a result of the reintroduction of the fee-for-service model in the second half of 2020.

Product revenue decreased by $0.6 million, or 33%, for the year ended December 31, 2021 compared to the year ended December 31, 2020 primarily due to a reduction in the volume of kits sold as we discontinue sales of kits on our previous platform and prepare to re-launch kits on our upgraded platform.

Collaboration revenue increased by $0.6 million, or 23%, for the year ended December 31, 2021 compared to the year ended December 31, 2020 primarily due to the modification of our existing collaborative arrangement to develop a professional software tool to enable SomaScan® customers to easily access and interpret the highly multiplexed proteomic data generated by SomaLogic’s SomaScan® assay technology in March 2020. SomaLogic and NEC modified the collaboration agreement by entering into a new collaborative arrangement with NES in March 2020 to develop and commercialize SomaScan® services in Japan.

Other revenue increased by $3.6 million, or 63%, for the year ended December 31, 2021 compared to the year ended December 31, 2020 primarily due to a $3.3 million increase in royalty income related to an exclusive license to provide specific SOMAmers® in certain current and future products and a $0.3 million increase related to grant revenue arrangements.

Cost of revenue

	Year Ended December 31,		Change
(in thousands)	2021	2020	$	%
Cost of assay services revenue	$32,782	$21,857	$10,925	50%
Cost of product revenue	681	757	(76)	(10)%
Total cost of revenue	$33,463	$22,614	$10,849	48%

Total cost of revenue increased by $10.8 million, or 48%, for the year ended December 31, 2021 compared to the year ended December 31, 2020.

Cost of assay services revenue increased by $10.9 million, or 50%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase in cost of assay services revenue was primarily due to an increase in manufacturing costs as a result of volume increases.

Cost of product revenue decreased by $0.1 million, or 10%, for the year ended December 31, 2021 compared to the year ended December 31, 2020 primarily due to a reduction in the volume of kits sold, partly offset by an increase in the cost of materials.

Research and development

	Year Ended December 31,		Change
(in thousands)	2021	2020	$	%
Research and development	$43,496	$30,749	$12,747	41%

Research and development increased by $12.7 million, or 41%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase in research and development was primarily due to an $6.5 million non-recurring, non-cash stock-based compensation expense related to the sale of common stock and vested options by an employee to an economic interest holder in excess of fair value, a $4.5 million increase in professional services and supplies related to projects for reducing costs and content expansion, and a $1.7 million increase in wages and benefits due to increased headcount in our research and development team.

Selling, general, and administrative

	Year Ended December 31,		Change
(in thousands)	2021	2020	$	%
Selling, general and administrative	$77,971	$36,882	$41,089	111%

Selling, general, and administrative increased by $41.1 million, or 111%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase in selling, general and administrative was primarily due to a $17.2 million increase in advisory and management services incurred in relation to public-readiness preparations and other transactions, a $10.9 million increase in wages and benefits due to increased headcount in our commercial team, a $5.5 million increase in stock-based compensation expense due to new option grants, Earn-Out Shares issued to Earn-Out Service Providers and option modifications, a $6.7 million increase in services incurred related to market research and marketing initiatives, and a $0.8 million increase in stock-based compensation expense for consulting services.

Other expense

	Year Ended December 31,		Change
(in thousands)	2021	2020	$	%
Other expense:
Interest income and other, net	$225	$230	$(5)	(2)%
Interest expense	(1,324)	(18,338)	17,014	(93)%
Change in fair value of warrant liabilities	(6,952)	-	(6,952)	100%
Change in fair value of earn-out liability	(1,869)	-	(1,869)	100%
Loss on extinguishment of debt, net	(4,323)	(551)	(3,772)	685
Total other expense	$(14,243)	$(18,659)	$4,416	(24)%

Total other expense decreased by $4.4 million, or 24%, for the year ended December 31, 2021 compared to the year ended December 31, 2020.

Interest income and other, net decreased by less than $0.1 million, or 2%, for the year ended December 31, 2021 compared to the year ended December 31, 2020 primarily due to lower interest rates on investments, partly offset by an average higher cash equivalents and investment balances during the year ended December 31, 2021 compared to the year ended December 31, 2020.

Interest expense decreased by $17.0 million, or 93%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The decrease in interest expense was primarily due to a $12.3 million change in the fair value of the compound derivative liability for the year ended December 31, 2020. In April 2021, the Company repaid the Amended and Restated Credit Agreement in full and the fair value of the compound derivative liability was included in the net carrying amount of the debt used to determine the loss on extinguishment of debt. As a result, interest expense related to the Amended and Restated Credit Agreement was $4.6 million less during the year ended December 31, 2021 compared to the year ended December 31, 2020. Additionally, the Convertible Debt was converted into equity in July 2021, and as a result the interest expense related to the Convertible Debt was $0.1 million less during the year ended December 31, 2021 compared to the year ended December 31, 2020.

Change in fair value of warrant liabilities of $7.0 million for the year ended December 31, 2021 is due to an increase in the fair value of the warrant liabilities as of December 31, 2021 compared to the Closing Date of the Business Combination. The warrant liabilities were recorded as part of the Business Combination and therefore did not exist in the prior year.

Change in fair value of the earn-out liability of $1.9 million for the year ended December 31, 2021 is due to an increase in the fair value of the earn-out liability as of December 31, 2021 compared to the Closing Date of the Business Combination. The earn-out liability was recorded as part of the Business Combination and therefore did not exist in the prior year.

Loss on extinguishment of debt, net of $3.8 million for the year ended December 31, 2021 is due to a $5.2 million loss on extinguishment of debt as a result of the repayment of the Amended and Restated Credit Agreement in April 2021 and a $2.7 million loss on extinguishment of debt as a result of the conversion of the Convertible Debt in July 2021, offset by a $3.6 million gain on extinguishment of debt as of result of the forgiveness of the PPP loan in June 2021. Loss on extinguishment of debt, net of $0.6 million for the year ended December 31, 2020 is due to the partial prepayment of the Amended and Restated Credit Agreement in November 2020.

Non-GAAP Financial Measures

We present non-GAAP financial measures in order to assist readers of our consolidated financial statements in understanding the core operating results used by management to evaluate and run the business, as well as, for financial planning purposes. Our non-GAAP financial measure, Adjusted EBITDA, provides an additional tool for investors to use in comparing our financial performance over multiple periods.

Adjusted EBITDA is a key performance measure that our management uses to assess its operating performance. Adjusted EBITDA facilitates internal comparisons of our operating performance on a more consistent basis, and we use this measure for business planning, forecasting, and decision-making. We believe that Adjusted EBITDA enhances an investor’s understanding of our financial performance as it is useful in assessing our operating performance from period-to-period by excluding certain items that we believe are not representative of our core business.

Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net loss as determined in accordance with GAAP or as an indicator of our operating performance. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance. Our presentation of Adjusted EBITDA should not be construed as an inference that our results will be unaffected by those adjusted items. Our Adjusted EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate this measure in the same manner.

Adjusted EBITDA

We calculate Adjusted EBITDA as net loss adjusted to exclude interest expense, net, depreciation and amortization, and other non-recurring items. The other non-recurring items include the loss on extinguishment of debt, net, a one-time non-cash stock-based compensation expense, and change in the fair value of warrant liabilities and the earn-out liability.

The following table is a reconciliation of net loss in accordance with GAAP to non-GAAP adjusted EBITDA for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2022	2021	2022	2021
Net loss	$(22,985)	$(13,337)	$(26,964)	$(22,821)
Adjustments to reconcile to EBITDA:
Interest income and other, net	(833)	(69)	(1,039)	(71)
Interest expense	—	148	—	1,322
Depreciation and amortization	963	674	1,718	1,377
EBITDA	(22,855)	(12,584)	(26,285)	(20,193)
Adjustments to reconcile to Adjusted EBITDA:
Loss on extinguishment debt, net (1)	—	1,630	—	1,630
Change in fair value of warrant liabilities (2)	(14,536)	—	(27,176)	—
Change in fair value of earn-out liability (3)	(9,027)	—	(25,489)	—
Adjusted EBITDA	$(46,418)	$(10,954)	$(78,950)	$(18,563)

(1)	Represents the $5.2 million loss on extinguishment of debt as a result of the repayment of the Amended and Restated Credit Agreement in April 2021 and offset by the $3.6 million gain on extinguishment of debt as a result of the forgiveness of the PPP loan in June 2021.

(2)	Represents change in fair value of warrant liabilities. See Note 4, Fair Value Measurements, for more details.

(3)	Represents change in fair value of earn-out liability. See Note 4, Fair Value Measurements, for more details.

The following table is a reconciliation of net loss in accordance with GAAP to non-GAAP adjusted EBITDA for the year ended December 31, 2021 and 2020:

	Year Ended December 31,
(in thousands)	2021	2020
Net loss	$(87,547)	$(53,015)
Adjustments to reconcile to EBITDA:
Interest expense, net	1,099	18,108
Depreciation and amortization	2,569	2,823
EBITDA	(83,879)	(32,084)
Adjustments to reconcile to Adjusted EBITDA:
Loss on extinguishment debt, net (1)	4,323	551
One-time non-cash stock-based compensation (2)	6,461	-
Change in fair value of warrant liabilities (3)	6,952	-
Change in fair value of earn-out liability (4)	1,869	-
Adjusted EBITDA	$(64,274)	$(31,533)

(1)	For the year ended December 31, 2021 represents the $5.2 million loss on extinguishment of debt as a result of the repayment of the Amended and Restated Credit Agreement in April 2021, the $2.7 million loss on extinguishment of debt as a result of the conversion of the Convertible Debt in July 2021, and offset by the $3.6 million gain on extinguishment of debt as a result of the forgiveness of the PPP loan in June 2021. For the year ended December 31, 2020, represents the $0.6 million loss on extinguishment of debt as a result of a partial prepayment of the Amended and Restated Credit Agreement in November 2020. See Note 10, Debt to our consolidated financial statements included elsewhere in this prospectus, for more details.

(2)	Represents a one-time non-cash stock-based compensation expense of $6.5 million related to the sale of stock and vested options by an employee to an economic interest holder in excess of fair value. See Note 13, Stock-based Compensation, to our consolidated financial statements included elsewhere in this prospectus, for more details on this secondary sale transaction.

(3)	Represents fair value adjustments to warrant liabilities. See Note 5, Fair Value Measurements to our consolidated financial statements included elsewhere in this prospectus, for more details.

(4)	Represents fair value adjustments to earn-out liability. See Note 5, Fair Value Measurements to our consolidated financial statements included elsewhere in this prospectus, for more details.

Liquidity and Capital Resources

Liquidity Outlook

We believe that our existing cash and cash equivalents and investments will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our sample volume growth rate, the pace of expansion of sales and marketing activities, the timing and extent of spending to supporting research and development efforts, the introduction of new and enhanced products and services, and the level of costs to operate as a public company. We may, in the future, enter into arrangements to acquire or invest in complementary businesses, products and technologies.

Cash Sources

Historically, our primary sources of liquidity have been proceeds from the Business Combination, cash collected from our customers, net proceeds from sale of our capital stock, and borrowings from debt facilities. During the first six months of 2022, our primary source of liquidity was cash collected from our customers in the amount of $72.3 million.

As of June 30, 2022, we did not have any outstanding debt.

Cash Uses

Historically, our primary use of cash has been to investment in research and development, our laboratory process, commercial infrastructure and scale our operations to support growth.

We may be required to seek additional equity or debt financing. In the event we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, operations, and financial condition.

We also have entered into various non-cancelable operating lease agreements for administrative and laboratory facilities. As of June 30, 2022, our total future minimum lease commitments were $4.6 million, and we have two lease agreements for buildings to be constructed in Louisville, Colorado, with lease terms that are expected to commence in 2023. See Note 5, Leases to our consolidated financial statements included elsewhere in this prospectus, for more information on our lease commitments.

Cash flows

Comparison of Six Months Ended June 30, 2022 to Six Months Ended June 30, 2021

The following table summarizes our cash flows for the periods presented:

	Six Months Ended June 30,
(in thousands)	2022	2021
Net cash used in operating activities	$(30,937)	$(6,625)
Net cash provided by (used in) investing activities	8,886	(72,188)
Net cash provided by (used in) financing activities	4,885	(38,460)
Effect of exchange rates on cash, cash equivalents and restricted cash	(20)	(3)
Net decrease in cash, cash equivalents and restricted cash	$(17,186)	$(117,276)

Cash flows from operating activities

Cash used in operating activities for the six months ended June 30, 2022 was $30.9 million, and was primarily attributable to a net loss of $27.0 million, which included a non-cash gain on the change in fair value of the earn-out liability of $25.5 million and a non-cash gain on the change in fair value of warrant liabilities of $27.2 million. This was partially offset by non-cash stock-based compensation expense of $18.1 million, non-cash depreciation and amortization of $1.7 million, non-cash lease expense of right of use asset of $0.7 million, non-cash provision for excess and obsolete inventory of $0.1 million, and non-cash amortization of premium on available-for-sale securities, net, of $0.1 million. Additionally, we experienced a net increase in our operating assets and liabilities of $29.3 million, which was primarily due to the $31.8 million increase in deferred revenue, a $3.5 million increase in accounts payable, and a $3.4 million decrease in accounts receivable. These changes were partially offset by a $2.7 million decrease in accrued and other liabilities and a $8.2 million increase in inventory.

Cash used in operating activities for the six months ended June 30, 2021 was $6.6 million, which was primarily attributable to a net loss of $22.8 million and was partially offset by non-cash stock-based compensation expense of $8.0 million, non-cash loss on extinguishment of debt, net of $1.6 million, non-cash depreciation and amortization of $1.4 million, non-cash provision for excess and obsolete inventory of $0.4 million, non-cash amortization of debt issuance costs, discounts and premiums of $0.3 million, non-cash amortization of premium on available-for-sale securities, net, of $0.2 million, and non-cash paid-in-kind interest of $0.2 million. Additionally, we experienced a net increase in our operating assets and liabilities of $4.2 million, which was primarily due to the $3.9 million decrease in accounts receivable and a $2.5 million increase in deferred revenue. These changes were partially offset by a $0.9 million decrease in accrued and other liabilities, the payment of paid-in-kind interest on extinguishment of debt of $0.8 million, and a $0.6 million increase in prepaid expenses and other current assets.

Cash flows from investing activities

Cash provided by investing activities for the six months ended June 30, 2022 was $8.9 million, consisting of $16.4 million for the proceeds from sales and maturities of available-for-sale securities, net of purchase of available-for-sale securities, and $7.5 million for the purchase of property and equipment.

Cash used in investing activities for the six months ended June 30, 2021 was $72.2 million, consisting of $71.2 million for the purchase of available-for-sale securities, net of proceeds from sales and maturities of available-for-sale securities, and $1.0 million for the purchase of property and equipment.

Cash flows from financing activities

Cash provided by financing activities for the six months ended June 30, 2022 was $4.9 million, which was attributable to the proceeds from the exercise of options to purchase our common stock.

Cash used in financing activities for the six months ended June 30, 2021 was $38.5 million, consisting of $36.5 million for the repayment of long-term debt and $4.7 million of deferred transaction costs related to the Business Combination, partially offset by $2.7 million in proceeds from the exercise of options to purchase our common stock.

Comparison of Year Ended December 31, 2021 to Year Ended December 31, 2020

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
(in thousands)	2021	2020
Net cash used in operating activities	$(36,972)	$(28,338)
Net cash used in investing activities	(185,431)	(9,535)
Net cash provided by financing activities	497,491	188,766
Effect of exchange rates on cash, cash equivalents and restricted cash	(14)	(9)
Net increase in cash, cash equivalents and restricted cash	$275,074	$150,884

Cash flows from operating activities

Cash used in operating activities for the year ended December 31, 2021 was $37.0 million, which was primarily attributable to a net loss of $87.5 million and was partially offset by non-cash stock-based compensation expense of $28.4 million, non-cash change in the fair value of the warrant liabilities of $7.0 million, non-cash change in the fair value of the earn-out liability of $1.9 million, loss on extinguishment of debt, net of $4.3 million, non-cash depreciation and amortization of $2.6 million, non-cash PIK interest expense of $0.2 million, non-cash provision for excess and obsolete inventory of $0.7 million, non-cash amortization of premium on available-for-sale securities, net, of $0.4 million, non-cash amortization of debt issuance costs, discounts and premiums of $0.3 million. The cash used in operating activities was also partially offset by a net increase in our operating assets and liabilities of $4.9 million.

Cash used in operating activities for the year ended December 31, 2020 was $28.3 million, which was primarily attributable to a net loss of $53.0 million and a net decrease in our operating assets and liabilities of $8.7 million, which were partially offset by non-cash stock-based compensation expense of $15.2 million, non-cash change in fair value of the compound derivative liability of $12.3 million, non-cash depreciation and amortization of $2.8 million, non-cash amortization of debt issuance costs, discounts, and premiums of $1.7 million. The net decrease in our operating assets and liabilities was primarily due to the $13.3 million increase in accounts receivable and a $1.2 million increase in deferred costs of services. These changes were offset by a $4.0 million increase in accounts payable, a $1.2 million increase in accrued and other liabilities, and a $0.3 million decrease in deferred revenue.

Cash flows from investing activities

Cash used in investing activities for the year ended December 31, 2021 was $185.4 million, consisting of $178.7 million for the purchase of available-for-sale securities, net of proceeds from sales and maturities of available-for-sale securities, and $6.7 million for the purchase of property and equipment.

Cash provided by investing activities for the year ended December 31, 2020 was $9.5 million, consisting of $8.4 million from sales and maturities of available-for-sale securities, net of amounts related to purchases of available-for-sale securities, offset by $1.1 million for the purchase of property and equipment.

Cash flows from financing activities

Cash provided by financing activities for the year ended December 31, 2021 was $497.5 million, consisting of the $357.2 million in net proceeds from the PIPE investment, $172.9 million in net proceeds from the Business Combination, and $3.9 million in proceeds from the exercise of options to purchase our common stock. The cash provided by financing activities was partially offset by the $36.5 million repayment of the Amended and Restated Credit Agreement.

Cash provided by financing activities for the year ended December 31, 2020 was $188.8 million, consisting of $5.0 million in proceeds related to the Simple Agreement for Future Equity (“SAFE”), $3.5 million in proceeds from the PPP loan, and $1.1 million in proceeds from the exercise of options to purchase our common stock.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with United States generally accepted accounting principles, or GAAP. The preparation of the consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs, expenses and related disclosures. We evaluate our estimates and judgments on an on-going basis. We base our estimates on current facts, historical and anticipated results, trends, and other relevant assumptions that we believe are reasonable under the circumstances. Actual results could differ from these estimates, and such differences could be material to the Company’s consolidated financial position and results of operations. Within the context of these critical accounting policies, we are not currently aware of any reasonably likely event that would result in materially different amounts being reported.

Our significant accounting policies are described in more detail in Note 2, Significant Accounting Policies, in our consolidated financial statements included elsewhere in this prospectus, for more details. We believe that the following accounting policies are those most critical as they require difficult, subjective, and/or complex judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition

We recognize revenue from sales to customers under ASC 606, Revenue from Contracts with Customers (“ASC 606”). ASC 606 provides a five-step model for recognizing revenue that includes identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when, or as, an entity satisfies a performance obligation.

We recognize revenue when or as control of promised goods or services is transferred to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Sales, value add, and other taxes collected concurrent with revenue-producing activities are excluded from revenue and products are sold without the right of return.

Payment terms may vary by customer, are based on customary commercial terms, and are generally less than one year. We do not adjust revenue for the effects of a significant financing component for contracts where the period between the transfer of the goods or services and collection is one year or less. We expense incremental costs to obtain a contract as incurred since the amortization period of the asset that would otherwise be recognized is one year or less.

Assay services revenue

We generate assay services revenue primarily from the sale of SomaScan® services. SomaScan® service revenue is derived from performing the SomaScan® assay on customer samples to generate data on protein biomarkers. Revenue from SomaScan® services is recognized at the time the analysis data or report is delivered to the customer, which is when control has been transferred to the customer. SomaScan® services are sold at a fixed price per sample without any volume discounts, rebates or refunds.

The delivery of each assay data report is a separate performance obligation. For arrangements with multiple performance obligations, the transaction price must be allocated to each performance obligation based on its relative standalone selling price. When assay services are included with other products or services within a customer contract, judgment is required to determine whether the promises are distinct or should be combined and to determine the transaction price allocation and standalone selling price. Standalone selling price is primarily determined based on amounts invoiced to customers in observable transactions. Standalone selling price varies depending on customer size, volume and contract length.

Product revenue

Product revenue primarily consists of equipment and kit sales to customers who assay samples in their own laboratories. Equipment is generally accounted for as a bundle with installation, qualification and training services. Revenue is recognized over time based on the progress made toward achieving the performance obligation utilizing input methods, including costs and labor hours incurred. The Company receives fixed consideration per kit and revenue from kit sales is recognized upon transfer of control to the customer. Shipping and handling costs billed to customers are included in product revenue in the consolidated statements of operations and comprehensive loss.

Collaboration revenue

We provide research and development services that are accounted for in accordance with ASC 808, Collaborative Arrangements, because both parties are active participants and are exposed to significant risks and rewards depending on the activity’s commercial failure or success. The most critical judgments used to estimate revenue from collaborative arrangements include the determination of units of account within the scope of ASC 606, the number of distinct performance obligations, estimation of transaction price including allocation to the identified performance obligations, and determination of the pattern of recognition.

Other revenue

Other revenue includes royalty revenue and revenue received from research grants. We recognize royalty revenue for fees paid by customers in return for the exclusive license to make, use or sell certain licensed products in certain geographic areas. We recognize revenue for a sales or usage-based royalty promised in exchange for a license of intellectual property when the later of the following events occurs: (i) the subsequent sale or usage occurs, or (ii) the performance obligation to which some or all of the sales-based or usage-based royalty has been satisfied. As such, revenue is recognized in the period in which the subsequent sale or usage has occurred.

Grant revenue represents funding under cost reimbursement programs from government agencies and non-profit foundations for qualified research and development activities performed by the Company. For efforts performed under these grant agreements, our policy is to recognize revenue when it is reasonably assured that the grant funding will be received as evidenced through the existence of a grant arrangement, amounts eligible for reimbursement are determinable and have been incurred, the applicable conditions under the grant arrangements have been met, and collectability of amounts due is reasonably assured. The classification of costs incurred related to grants is based on the nature of the activities provided by the Company. Grant revenue is recognized when the related costs are incurred and recorded in other revenue in the consolidated statements of operations and comprehensive loss.

Illumina Cambridge, Ltd.

On December 31, 2021, the Company entered into a multi-year arrangement with Illumina Cambridge, Ltd. (“Illumina Agreement”) to jointly develop and commercialize co-branded kits that will combine Illumina’s Next Generation Sequencing (“NGS”) technology with SomaLogic’s SomaScan technology. Pursuant to the agreement, we received a non-refundable upfront payment of $30.0 million on January 4, 2022. This arrangement is accounted for in accordance with Topic 606 by analogy. The Company concluded there are two performance obligations: (1) combined performance obligation that includes the following material promises: licenses, patents, training, transfer of know-how and SOMAmer reagents necessary to use the SomaScan technology (“Bundled SomaScan Technology”), and (2) an option to purchase goods post-commercialization with a material right (“Material Right”). The total transaction price is subject to a constraint since it is uncertain that commercialization will be achieved; and therefore the transaction price was determined to be $30.0 million and was allocated to each of the performance obligations identified on a relative standalone selling price basis.

Bundled SomaScan Technology: Revenue is recognized as control transfers when the SOMAmer reagents are shipped. The Company estimated the standalone selling price (“SSP”) based on observable pricing of similar performance obligations.

Material Right: Revenue is recognized when Illumina exercises its option to purchase goods post-commercialization. The Company estimated the SSP based on the incremental discount adjusted for the likelihood that Illumina will exercise the option.

Contract Modification: In June 2022, Illumina issued a purchase order that changed the future obligations due from SomaLogic under the Illumina Agreement. The purchase order represents a contract modification that is accounted for prospectively as if it were a termination of the existing contract and the creation of a new contract.

As a result, the Company determined that there were three new performance obligations (total of five performance obligations): (1) equipment bundle that includes customization services, integration services, system qualification services, site initiation services and training (“Equipment Bundle”), (2) qualification kits, and (3) support services. The contract modification resulted in an increase in the transaction price of $0.5 million. The updated transaction price was allocated between the performance obligations on a relative SSP basis.

Equipment Bundle: Revenue is recognized over time based on the progress made toward achieving the performance obligation utilizing input methods, including costs and labor hours incurred. The Company estimated the SSP based on observable pricing of similar performance obligations.

Qualification Kits: Revenue is recognized as control transfers when the qualification kits are shipped. The Company estimated the SSP based on observable pricing of similar performance obligations.

Support Services: Revenue is recognized for the support services over the service period, using an input method based on time. The Company estimated the SSP based on observable pricing of similar performance obligations.

During the three and six ended June 30, 2022, the Company recognized $0.1 million of revenue pursuant to the Illumina Agreement.

Inventory

Inventory is stated at the lower of cost or net realizable value on a first-in, first-out basis. Cost is determined using a standard cost system, whereby the standard costs are updated periodically to reflect current costs. The Company estimates the recoverability of inventory by referencing estimates of future demands and product life cycles, including expiration. The Company periodically analyzes its inventory levels to identify inventory that may expire prior to expected usage, no longer meets quality specifications, or has a cost basis in excess of its estimated realizable value and records a charge to cost of revenue for such inventory as appropriate. In some cases, we have determined a certain portion of inventories to be in excess or obsolete. In those cases, we write down the value of those inventories to their net realizable value based upon judgment and estimates about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Direct and indirect manufacturing costs incurred during research and development activities are expensed to research and development as consumed. Judgment is required in determining the value of inventory that is not expected to be used in our assay services within 12 months of the current reporting period and is recorded as non-current inventory on the consolidated balance sheets.

Stock-based compensation

The Company incurs stock-based compensation expense related to stock options, and we recognize stock-based employee compensation, net of an estimated forfeiture rate over the employee’s requisite service period, which is generally the vesting period, on a straight-line basis. Stock-based compensation costs are estimated at the grant date based on the fair value of the equity for financial reporting purposes. We utilize the Black-Scholes valuation model for estimating the fair value of stock options granted. The fair value of each option is estimated on the date of grant. The model assumptions include expected volatility, term, dividend yield and the risk-free interest rate. Assumptions used in applying the Black-Scholes option-pricing model to determine the estimated fair value of stock options granted are complex, involve inherent uncertainties and the application of judgment. As a result, if factors or expected outcomes change and significantly different assumptions or estimates are used, the Company’s equity-based compensation could be materially different.

Set forth below are the assumptions used in valuing the stock options granted and a discussion of the Company’s methodology for developing each of the assumptions used:

●	Expected dividend yield - The Company did not pay regular dividends on its common stock and does not anticipate paying any dividends in the foreseeable future. Therefore, the Company used an expected dividend yield of zero in the option valuation model.

●	Expected volatility - Volatility is a measure of the amount by which a financial variable, such as share price, has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company analyzes the volatility used by similar public companies at a similar stage of development to estimate expected volatility. The comparable companies are chosen based on their similar size, stage in the life cycle or area of specialty.

●	Risk-free interest rate - We use a range of United States Treasury rates with a term that most closely resembles the expected life of the option as of the date of which the option was granted.

●	Expected average life of options - The expected life assumption is the expected time to exercise. The Company uses a simplified method to develop this assumption, which uses the average of the vesting period and the contractual terms.

Determination of Fair Value of Common Stock

As there was no public market for the Old SomaLogic common stock prior to the consummation of the Business Combination, on each grant date, Old SomaLogic developed an estimate of the fair value of the Old SomaLogic common stock based on the information known to Old SomaLogic on the date of grant, upon a review of any recent events and their potential impact on the estimated fair value per share of the Old SomaLogic common stock, and in part on input from a third-party valuation firm.

The valuations of the Old SomaLogic common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (“Practice Aid”). To determine the fair value of the Old SomaLogic common stock, Old SomaLogic utilized the probability-weighted expected return method and incorporated valuations under different scenarios and methods, included the option pricing, or “backsolve” method, which estimated the fair value of Old SomaLogic by reference to the value and preferences of its last round of financing, as well as its capitalization.

The assumptions used to determine the estimated fair value of the Old SomaLogic common stock were based on numerous objective and subjective factors, combined with management’s judgment, including:

●	the progress of Old SomaLogic’s research and development efforts, Old SomaLogic’s stage of development, and business strategy;

●	the rights, preferences, and privileges of Old SomaLogic’s redeemable convertible preferred stock relative to those of the Old SomaLogic common stock;

●	the prices at which Old SomaLogic sold shares of its redeemable convertible preferred stock;

●	Old SomaLogic’s financial condition and operating results, including its levels of available capital resources;

●	equity market conditions affecting comparable public companies; and

●	general United States market conditions and the lack of marketability of the Old SomaLogic common stock.

As the public trading market for our Common Stock has been established in connection with the consummation of the Business Combination, it is no longer necessary for our Board of Directors (“Board”) to estimate the fair value of our Common Stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our Common Stock will be determined based on the quoted market price of our Common Stock.

Warrant Liabilities

We classify the warrants as liabilities on the consolidated balance sheets as these instruments are precluded from being indexed to our own stock given that the terms allow for a settlement adjustment that does not meet the scope for the fixed-for-fixed exception in ASC 815. Since the warrants meet the definition of a derivative under ASC 815-40, the Company recorded these warrants as long-term liabilities at fair value on the date of the Business Combination, with subsequent changes in their respective fair values recognized within change in fair value of warrant liabilities in the consolidated statements of operations and comprehensive loss at each reporting date.

Earn-Out Liability

As a result of the Business Combination, the Company recognized Earn-Out Shares contingently issuable to former stockholders of Old SomaLogic as a liability in accordance with ASC 815. The liability was included as part of the consideration transferred in the Business Combination and was recorded at fair value. The earn-out liability is remeasured at the end of each reporting period, with the corresponding change in fair value recognized within change in fair value of earn-out liability in the consolidated statements of operations and comprehensive loss at each reporting date.

Recently Issued Accounting Pronouncements

Please refer to Note 2, Significant Accounting Policies - Recent Accounting Pronouncements, in our consolidated financial statements included elsewhere in this prospectus for a discussion of recent accounting pronouncements and their anticipated effect on our business.

Quantitative and Qualitative Disclosures about Market Risks

Not required for smaller reporting companies.

BUSINESS

Unless expressly indicated or the context requires otherwise, the terms “SomaLogic,” the “Company,” the “Registrant,” “we,” “us” and “our” in this prospectus refer to SomaLogic, Inc., and where appropriate, our wholly-owned subsidiaries (including Old SomaLogic).

Company Overview

Overview

SomaLogic is a leading commercial-stage proteomics company. We have built an integrated proteomics platform that we believe is capable of robust, high throughput proteomics analysis with broad proteome coverage, low limits of detection, high reproducibility and at low costs. We designed our platform with the goal of being a universal proteomics platform, with the breadth (number of proteins measured) and precision (accuracy of measurement) important for discovery and research applications, and both the reproducibility and robustness important for clinical applications. Our platform is underpinned by our proprietary assay technology, our protein database (which we believe is one of the largest proteomics databases worldwide), and artificial intelligence and machine learning capabilities. As of December 31, 2021, our assay can measure approximately 7,000 protein target measurements in a single sample using only approximately 55 µL of plasma or serum. Our proteomics database matches proteomics and clinical information and contains over 2.5 billion protein measurements with over 675,000 participant-years of clinical follow-up. Leveraging our artificial intelligence-enabled bioinformatics capability, we use our database to power diagnostic product development for our research and clinical customers. We currently run our platform within our own laboratory, receive samples from customers and perform proteomics analysis on their behalf.

Our proprietary platform is built upon our assay technology, our proprietary database, and artificial intelligence and machine learning bioinformatics capabilities. Our foundational assay technology includes our library of modified aptamer protein identification reagents, referred to as “SOMAmer® reagents,” and our SomaScan® assay. Our SOMAmer® reagents are proprietary “slow off-rate modified aptamers” which are short, synthetic single stranded DNA (ssDNA) sequences developed to bind specific protein targets with high affinity and specificity across the proteome. As of December 31, 2021, we have reagents targeting approximately 7,000 protein target measurements of the approximately 20,000 canonical human proteins included in our current SomaScan® assay, and plan to increase this number to approximately 10,000 in 2023 for commercial availability. The SomaScan® assay is utilized for RUO applications and SomaSignal™ tests, run on the SomaScan® Platform, and are also available as LDTs in the United States.

Our business model is currently focused on research and clinical customers. We continue to work with collaborators to explore new areas of application for research and clinical proteomics. As a result of our significant government- or grant-funded customer base, whose cycles often coincide with government fiscal year ends, our business is subject to significant seasonal factors which may cause sales of our products to vary on a quarterly or yearly basis and increase the magnitude of quarterly or annual fluctuations in our operating results.

Our assay services delivered to the research market are focused on pharmaceutical and biotechnology companies, and academic and government research institutions. We facilitate drug development, analysis of clinical trials and new human biology insights by assessing protein-protein and protein-gene networks. In addition to providing protein data for research customer use, as of December 31, 2021, we have released 20 SomaSignal™ RUO protein-pattern recognition tests covering multiple applications, including facilitation of clinical trials (patient inclusion/exclusion, therapeutic effects of pharmaceuticals during trials, and other use cases).

Our services and products delivered into the clinical market are focused on providing data-driven diagnostic tests aimed at enabling high predictive power of biological disease and risks to patients based on high-plex proteomic measurement and bioinformatics predictive model development. We have released 16 SomaSignal™ tests for use as LDTs under our CLIA certification since late 2019. We also have a pipeline of over 100 unique tests that could be developed and use claims targeting multiple applications, including offerings for health and wellness, preventative medical and disease management for pharmaceutical companies, health system providers and payors. We have developed a number of health system partnerships in the United States which we are studying use cases and benefits for SomaSignal™ tests for patient populations.

Recent Events

In May 2021, SomaLogic launched its SomaSignal™ Proteomics for Precision Medicine Initiative with Emory University, Intermountain Healthcare, CommonSpirit Health and UCHealth as initial partners, with University of Pittsburgh Medical Center joining in September and University Hospitals Cleveland Medical Center joining in November. These health systems will conduct trials using SomaSignal™ tests to assess current health state and disease risk based on a patient’s proteomic signature, and use the results to determine whether to change treatment.

In December 2021, SomaLogic entered into an exclusive, multi-year partnership pursuant to a Collaboration Agreement (the “Collaboration Agreement”) with Illumina Cambridge. Ltd. (“Illumina Cambridge”) and Illumina, Inc. (together with Illumina Cambridge, collectively, “Illumina”) to develop co-branded, distributable Next-Generation Sequencing (“NGS”) based proteomic products. As part of the Collaboration Agreement, Illumina will develop and deploy NGS-based protein identification and measurement tools into laboratories worldwide, and facilitate the development and use of high-plex protein pattern recognition tests. Illumina has rights to use certain of SomaLogic’s intellectual property to develop products in connection with the Collaboration Agreement.

Proteomics and Existing Technologies

Background

We believe the value of proteomics remains largely untapped. Over the past decade, the genomics revolution has led to an acceleration of biological insights arising from the development and incorporation of large-scale, high-throughput molecular profiling techniques into research and clinical medicine. Although the knowledge of biological systems from the standpoint of both genomics and transcriptomics has led to significant scientific advancements and biological discoveries, we believe the critical impact of protein function on biology remains largely unexplored due to several inherent difficulties in proteomics that do not exist in genomics and slow the technological progress to fully interrogate the proteome, such as the unique characteristics of each protein, including shapes, sizes (20,000 different structures versus the fairly simple structure of nucleic acid), half-lives, and myriad locations throughout the human body in organs, tissues and cells (versus the content localization of nucleic acid in the nuclei of cells and in mitochondria). Therefore, unlike DNA, proteins can have unstable and variable chemical structures, and their presence in various biologic matrix samples can span an exceptionally large dynamic range. This can make proteins difficult to detect and identify, especially at low concentrations. We believe that to extract the multidimensional networks of biological information encoded in proteins, researchers generally have to be able to measure many proteins at scale, over a very wide dynamic range, and with a high degree of precision (we believe to suggest otherwise would require one assume the 20,000 known protein-encoding genes selected by millions of years of human evolution are not all important to understanding human biology). In addition, we view robust and reproducible analysis as a requirement to drive adoption in the clinical setting. Although there are several approaches widely practiced today that can identify and measure a large number of proteins, the ability to capture a sufficiently broad number of proteins with high accuracy and repeatability, in order to capture a more comprehensive picture of the dynamic state of a cell, tissue or organism has largely been an ongoing, difficult challenge for the life sciences industry.

Key limitations of current proteomics technologies

We believe there are currently few widely practiced methodologies for broad interrogation of the proteome, and each can have their own specific set of limitations. The key methodologies today include mass spectrometry and antibody-based approaches. Protein sequencing and counting technologies have also been recent innovations in the field, but generally have not been applied commercially at scale.

Our Offerings

We are using our platform to target research and clinical applications. Our offerings focused on research are for basic research and discovery, as well as translational research and biopharmaceutical development applications. We also have an emerging clinical diagnostics business, through which we have established relationships with several large health systems in the United States in 2021.

SomaLogic® Offerings and Applications

We have an established revenue stream from the research market, which as of December 31, 2021 consists primarily of a service model whereby we receive samples (including, from pharmaceutical, biotechnology or academic clients), perform the SomaScan® assay, and subsequently use bioinformatics and analytics to further refine the collected data and deliver the results back to the customer.

SomaScan® Assay. As of December 31, 2021, our SomaScan® assay measures 7,000 protein target measurements in a single sample, with planned development to expand to an approximately 10,000-plex assay for release. The SomaScan® assay is designed to have breadth (or number of proteins measured), precision, specificity, dynamic range, depth (or lower limits of detection), and throughput. SomaScan® users can also gain access to individual SOMAmer® reagents for a wide range of follow-up studies which is a feature we consider as uniquely available with our research services compared to what other proteomic platforms are providing.

SomaSignal™ Tests. As of December 31, 2021, we had 16 SomaSignal™ tests currently available for use as LDT under our CLIA certification, with greater than 100 tests in various stages of development. As of December 31, 2021, we have 20 RUO tests primarily targeting clinical trial applications, such as characterizing and monitoring patients through the clinical trial cycle. We believe our SomaSignal™ tests will provide health systems and national health services with a leading-edge scientific tool set to allocate resources, risk stratify both populations and individual patients and personalize therapy.

SomaScan® Panels. As of December 31, 2021, we have launched several panel offerings to the market. There are two categories of these panels: fixed panels and custom panels. SOMAmer® Reagents. Customers have licensed our reagents and the Systematic Evolution of Ligands by Exponential enrichment (“Evolution”) technology in three ways: (i) individual reagents that have been developed by SomaLogic, (ii) custom reagents developed by SomaLogic on our clients’ behalf, and (iii) custom reagents developed by our clients through a license for both the SELEX development technology and the subsequent reagents. An example of the use of SOMAmer® reagents for commercial purposes is the inclusion of SOMAmer®-based inhibitors of thermophilic enzymes, such as polymerases used in “hot-start” PCR amplification, which are examples of the type of products offered by certain biotechnology companies.

Our Market Opportunity

Due to extensive existing applications and broad potential, we believe proteomics represents one of the largest untapped opportunities in the life sciences industry today. Currently, approximately 95% of FDA-approved drugs target a protein, and most other drugs interact with, or are influenced by signal transduction cascades mediated by proteins. Our platform aims to address a large opportunity across multiple proteomics-based markets and is uniquely designed to attract and retain customers in order to capture a substantial share in each of these markets. With our growing foundational assay of proteins in place as the single source for all new test menus, we believe we are well positioned to expand to additional adjacent markets within proteomics and genomics. Our initial target markets are research and clinical diagnostics, both for which we have already began establishing our market presence among customers and collaborators.

Our Strengths

Our historical and anticipated future growth are underpinned by a set of competitive strengths and advantages we believe will enable us to accelerate the field of proteomics, while establishing SomaLogic as the leading proteomics player. Our competitive strengths include:

●	A universal proteomics platform that can be applied across research and discovery, translational research and biopharmaceutical development, and clinical applications.

●	Providing high-multiplex and high-throughput proteomics.

●	Proprietary, foundational aptamer-based chemistry and reagents.

●	One of the largest proprietary proteomics database leveraging clinical relationships.

●	Extensive global patent portfolio protecting our proteomics platform, products and services.

●	Established, multi-year relationships with growing customer base and some of the leading KOLs across relevant disease and application areas.

●	Traction in clinical markets with a growing menu of tests and relationships.

Our Strategy

Our goal is to drive adoption of our integrated platform of proteomic solutions and services, initially in the research and clinical markets, and then expanding into other attractive markets. Our strategy centers on lowering barriers to adoption and actively engaging with our broad community of customers and KOLs to accelerate the adoption of proteomics. Our growth strategy includes:

●	Drive adoption of our platform as the industry standard with research customers.

●	Ramp our presence in the clinical market.

●	Grow our database, and artificial intelligence and machine learning capabilities to strengthen our value proposition for our customers.

●	Strengthen our partnerships and collaborations to validate our integrated platform and expand its capabilities.

●	Enhance our integrated platform for use in decentralized settings.

●	Build commercial product development and sales channel relationships with Genomics, Transcriptomics and other molecular-based testing enterprises.

Manufacturing and Supply

We depend on our manufacturing and supply chain operations for reagents and other components we use in our products and solutions. Our suppliers and manufacturer are also the primary source of the instruments required to complete our assays and tests.

We currently have supply agreements with two key single source suppliers, Agilent Technologies, Inc (“Agilent”) and Global Life Sciences Solutions USA LLC (“GLSS”). The agreement with Agilent relates to the supply of the microarray readout slide and supporting reagents and was amended in November of 2021 and has a termination date of April 2025 with the ability to be extended for an additional two years. The agreement with GLSS relates to the supply of streptavidin beads and has been extended through December 31, 2023.

Some of our products are built using unique components, such as our SomaScan® assay, but the majority of the components that make up our products and solutions are commonly sourced or off-the-shelf. While we purchase some of our components and materials used in manufacturing from single-source suppliers, we have qualified second sources for most, but not all, of our critical components and reagents. The loss of any of these suppliers could potentially harm SomaLogic. We believe alternatives would be available; however, it may take time to identify and validate replacement components, which could negatively affect our ability to supply our products on a timely basis. To mitigate this risk, we typically carry a significant inventory of our critical components. For further discussion of the risks relating to our third-party suppliers, see the section entitled “Risk Factors.”

Intellectual Property

Our success depends in part on our ability to maintain intellectual property protection for our products and technology. We utilize a variety of intellectual property protection strategies including patents, trade secrets, trademarks and other methods of protecting proprietary information.

Patents

We have an extensive global patent portfolio to protect our proteomics platform, the products and services. Our owned patents and pending applications, if issued, are expected to expire between 2022 and 2040, in each case without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other government fees. Our proprietary, foundational aptamer-based technology is supported by approximately 800 patents (issued or pending) and supports unsurpassed sensitivity and specificity, and dynamic range.

Trademarks

We own various trademarks, applications, and unregistered trademarks in the United States and in important markets outside the United States, including our own company name and product and service names, including SomaLogic®, SomaSignal™, SOMAmer®, and SomaScan®. Our trademark portfolio is designed to protect the brands for our product and services, both current and in the pipeline.

Trade Secrets

In addition to our reliance on patent protection for our inventions, products and technologies, we also rely on trade secrets, know-how, confidentiality agreements and continuing technological innovation to develop and maintain our competitive position. For example, most of our aptamers and some elements of our analytical techniques and processes, as well as some of the bioinformatic methodologies used to analyze data and software, are based on unpatented trade secrets and know-how not publicly disclosed. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees, advisors and consultants, these agreements may be breached and we may not have adequate remedies for any breach. In addition, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. As a result, we may not be able to meaningfully protect our trade secrets.

In-Licensing of Intellectual Property

We do not currently rely on any third party in-licensed intellectual property to provide any of our services or products.

Out-Licensing of Intellectual Property

In 2008, pursuant to an agreement with a certain biotechnology company, SomaLogic licensed a worldwide exclusive right (on a target by target basis), under SomaLogic’s patent portfolio (122 patents and patent applications) and proprietary information and know-how relating to its modified SELEX processes and modified aptamers technology to make, use, sell, and have made, and have sold (a) commercial products produced by or incorporating SomaLogic licensed technologies and (b) commercial products intended for use in nucleic acid amplification that are rationally designed nucleic acid sequences that are temperature dependent inhibitors of a licensed target. SomaLogic retained a non-exclusive right to make, use and have made the aptamers for internal research and development, including the right to grant non-exclusive licenses to SomaLogic collaborator for research and development purposes. The biotechnology company’s license was amended in 2012 to grant such company enforcement of licensed patent rights against third-party infringers. In 2014, the biotechnology company’s license was amended to exclude in vivo imaging applications in the licensed field and licensed product. The royalties were also amended to include in addition to the original 15% royalty on net sales on licensed products and $50,000 annual minimum per calendar year for each licensed target, a new $35,000 per calendar year payment for each new target class, plus a one-time license fee of $25,000 for each target that is added. The term of this license continues on a country-by-country basis, until the later of the expiration of the last to expire of the licensed patents having a valid claim that covers licensed products directed to a licensed target or the tenth anniversary of the first commercial sale of a licensed product under category (a) above.

On December 31, 2021, SomaLogic entered into a Collaboration Agreement with Illumina (as described in the section entitled “Recent Events” above) under which we grant to Illumina rights to use certain of our intellectual property to develop, pursuant to a mutually agreed upon development plan, co-branded NGS-based proteomic distributable kits (the “Licensed Products”).

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. We cannot provide any assurance any of our current or future patent applications will result in the issuance of patents, or any of our current or future issued patents will effectively protect any of our products, services or technology or prevent others from commercializing infringing products, services or technology. For further discussion of the risks relating to intellectual property, see the section entitled “Risk Factors — Risks Related to Intellectual Property.”

Collaboration Agreements

SomaLogic has several collaboration agreements with collaborators to facilitate various research efforts focused on proteomic profiling of several diseases and conditions. Our current collaborators include many universities and private companies in the biotechnology space.

On September 20, 2019, SomaLogic entered into a Master Collaboration Agreement (“MCA”) with Novartis Pharma AG, a Swiss company (“Novartis”), pursuant to which the parties engage in collaborative research efforts to advance the study of proteomic medicine. Under the MCA, SomaLogic agrees to provide SomaScan® assay services to Novartis upon Novartis’s submission of samples to SomaLogic. The MCA will remain in effect until December 31, 2028 unless either earlier terminated by the parties in accordance with the MCA or extended for an additional five years by mutual written agreement. Under the MCA, Novartis is expected to submit an annual minimum number of samples to SomaLogic and pay a fee per sample of which SomaLogic provides its SomaScan services to such sample.

On March 30, 2020, SomaLogic entered into a Joint Development & Commercialization Agreement Collaboration Agreement (the “JDCA”) with NES. Under the JDCA, NES was granted (1) a 10 year exclusive license to certain of SomaLogic’s intellectual property to develop and commercialize tests in Japan for human healthcare management, which will convert to a non-exclusive license at the end of the 10) year period of exclusivity and then continue for the remainder of the term of the agreement; and (2) a non-exclusive license to develop and commercialize in Japan non-healthcare life sciences tests that employ SomaScan® services in exchange for annual payments for five years and revenue sharing payments over the term of the agreement. Under the agreement, NES grants SomaLogic an exclusive license under NES’ and its affiliates’ technology and under any joint technology or patents to develop and commercialize tests in the rest of the world.

On October 13, 2020, SomaLogic entered into an Amended and Restated Master SomaScan Discovery Services Agreement (“MSDS”) with Amgen Inc., a Delaware corporation based in California (“Amgen”), pursuant to which SomaLogic agrees to use its SomaScan® assay technology to study protein samples provided by Amgen and provides reports for such studies, as outlined in individual statements of work (“SOWs”) from time to time. Each individual SOW sets forth the sample requirements, and fees payable to SomaLogic pursuant thereto, that Amgen agrees to supply to SomaLogic in order for SomaLogic to provide SomaScan® assay services. The MSDS will terminate on October 13, 2025 unless earlier terminated by the parties in accordance with the MSDS and in any event not until any open SOW is completed.

On December 31, 2021, SomaLogic entered into the Collaboration Agreement with Illumina, in connection with the development of the Licensed Products and related commercial arrangements. Under the Collaboration Agreement, SomaLogic grants to Illumina rights to use certain of the Company’s intellectual property to develop, pursuant to a mutually agreed upon development plan, the Licensed Products, in exchange for, among other things, an upfront payment and certain minimum annual royalty payments, creditable against royalties paid to the Company based on the net sales of the Licensed Products, with percentages ranging from the high-single digits to low-double digits during the co-exclusivity term and prior to the expiration of the royalty term. Unless earlier terminated in accordance with its terms, the Collaboration Agreement will remain in effect until the expiration of the last-to-expire royalty period for the Licensed Products.

Employees and Human Capital

As of December 31, 2021, we had approximately 320 full-time employees, including a commercial team of more than 60 employees and a research and development team of more than 60 employees. Most of our employees hold an academic degree, with a significant number also holding advanced degrees.

None of our employees are represented by a labor union or covered under a collective bargaining agreement. We have not experienced any material work stoppages and we consider our relationship with our employees to be good, healthy, and transparent. We actively engage with managers to collect feedback and ideas on how to improve our working environment.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining incentivizing and integrating our existing and new employees, advisors and consultants. The principal purpose of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

As we continue to monitor the global spread of COVID-19, we have implemented and will continue to implement measures to ensure the safety of our employees. We are continuously evaluating the guidance from federal and local authorities and have created strict polices and guidelines that put our employees’ health and safety first. Compliance with environmental, health and safety laws and regulations underlies the basis of applicable programs we have in place.

Facilities

Our corporate headquarters and laboratory facilities are located in Boulder, Colorado, where we lease approximately 77,000 square feet of space under three leases at 2945 Wilderness Place, 2950 Wilderness Place and 2995 Wilderness Place. One building lease terminates at the end of 2023 and the other two leases have extension options through 2026 and 2036. We also leased office and laboratory space at Warneford Hospital in Oxford, United Kingdom, under a sublease that expired in December 2021.

We do not own any real property and believe our current facilities are sufficient to meet our immediate needs, but have entered into the new leases in anticipation of future growth. If we require additional space, we believe we will be able to obtain additional facilities on commercially reasonable terms and on an acceptable timeline.

Competition

The life sciences market is highly competitive and dynamic. Other companies, both established and early-stage, have indicated they are designing, manufacturing, and marketing products and services for, among other things, multiplexed or high-throughput proteomic analysis. These companies include Nautilus, Olink, Quanterix, Quantum-Si and Seer, among others, each of which has products and services that may compete to varying degrees with some of our services and products. Some of these companies are actively executing their commercial and operating plans, actively commercializing products and services and growing established marketing and sales forces. Other competitors are developing technologies for the life sciences market which may lead to services and products that rival or replace our products over time.

We believe the principal competitive factors in our target markets include:

●	proteomic content in terms of total number of proteins measured and ease of content expansion;

●	assay sensitivity and reproducibility;

●	efficiency and speed of workflows;

●	the scale required to address the complexity and dynamic range of the proteome;

●	throughput to meet lab testing volume;

●	reputation among customers and key thought leaders;

●	innovation in product offerings (notably clinical proteomics applications);

●	accuracy and reproducibility of results;

●	strength of intellectual property portfolio;

●	operational and manufacturing footprint;

●	customer support infrastructure; and

●	a leadership and commercial team with extensive execution and scientific background.

Our commercial opportunity could be reduced if our competitors develop and commercialize products or services that offer better performance or are more convenient and cost-effective to use than our products or services. However, we believe we are substantially differentiated from our competitors for a multitude of reasons, including our novel approach and platform, the unique and proprietary nature of our aptamer-based technology (developed over more than two decades), our rigorous product development processes and quality of science, our highly experienced and multidisciplinary teams, our breadth of both proteomics research enabling and applied clinical solutions, and our access to an immediate growing market with opportunities to expand into adjacent market opportunities over time.

Government Regulation

Our products are intended for either (1) RUO or (2) clinical use applications; our RUO products are not used for clinical applications. Our customers include entities such as healthcare providers, academic institutions, research laboratories, and biopharmaceutical and biotechnology companies. Our products are used for obtaining proteomics information from pre-clinical or clinical trials, biomarker discovery, monitoring patients’ physiological states, among others.

Under a long-standing FDA regulation and policy, in vitro diagnostic (“IVD”) products intended for research use only are subject to a regulatory classification separate from classifications for products with clinical use applications. In particular, products that are RUO and that comply with certain labeling requirements (e.g., labeling that explains that the product is RUO) are typically not regulated by the FDA as medical devices and are not subject to the regulatory requirements discussed below for clinical diagnostic products. Therefore, in many cases, RUO products can be used or distributed for research use without first obtaining FDA clearance, authorization, or approval. Such products must bear the statement: “For Research Use Only. Not for Use in Diagnostic Procedures,” and comply with other legal requirements. RUO products cannot make any claims related to safety, effectiveness or diagnostic utility, and they cannot be intended for human clinical diagnostic use.

In November 2013, the FDA issued final guidance on products labeled RUO, which, among other things, reaffirmed a company may not make any clinical or diagnostic claims about an RUO product, stating that merely including a labeling statement the product is for research purposes only will not necessarily render the device exempt from the FDA’s clearance, approval, or other regulatory requirements if the totality of circumstances surrounding the distribution of the product indicates the manufacturer knows its product is being used by customers for diagnostic uses or the manufacturer intends such a use. A product labeled RUO but intended or promoted for clinical diagnostic use may be viewed by the FDA as adulterated and/or misbranded under the FDCA and subject to FDA enforcement action. The FDA will consider several factors surrounding distribution and use of an RUO product, including how the product is marketed and to whom, when determining its intended use. If the FDA disagrees with a company’s RUO status for its product, the company may be subject to FDA enforcement actions. In addition, the FDA may require the company to seek clearance, authorization or approval for the product.

Clinical Diagnostics in the United States

In the United States, the FDA defines a medical device as an instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent or other similar or related article, including any component part or accessory, which is (i) intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, in man or other animals, or (ii) intended to affect the structure or any function of the body of man or other animals and which does not achieve any of its primary intended purposes through chemical action within or on the body of man or other animals and which is not dependent upon being metabolized for the achievement of any of its primary intended purposes. Medical devices are subject to extensive regulation by the FDA under the FDCA and its implementing regulations, and other federal and state statutes and regulations. The laws and regulations govern, among other things, medical device design and development, pre-clinical and clinical testing, pre-market clearance, authorization or approval, establishment registration and product listing, product manufacturing, product packaging and labeling, product storage, advertising and promotion, product distribution, recalls and field actions, servicing and post-market clinical surveillance. A number of states in the United States also impose licensing and compliance regimes on companies that manufacture or distribute prescription devices into or within the state.

The FTC also oversees the advertising and promotion of SomaLogic’s current and future products pursuant to its broad authority to police deceptive advertising for goods or services within the United States. Under the FTC Act, the FTC is empowered, among other things, to (a) prevent unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce; (b) seek monetary redress and other relief for conduct injurious to consumers; and (c) gather and compile information and conduct investigations relating to the organization, business, practices, and management of entities engaged in commerce. In the context of performance claims for products such as SomaLogic’s goods and services, compliance with the FTC Act includes ensuring there is scientific data to substantiate the claims being made, the advertising is neither false nor misleading, and any user testimonials or endorsements SomaLogic or its agents disseminate related to the goods or services comply with disclosure and other regulatory requirements.

IVDs are a type of medical device and include reagents and instruments used in the diagnosis or detection of diseases, conditions or infections, including, without limitation, the presence of certain chemicals, genetic information or other biomarkers. Predictive, prognostic, and screening tests can also be IVDs. Most medical devices, including IVD products, must undergo pre-market review by and receive clearance, authorization, or approval from the FDA prior to commercialization, unless the device is of a type exempted from such review by statute, regulation, or an FDA exercise of enforcement discretion.

The FDA classifies medical devices into three classes based on risk. The level of regulatory control increases from Class I (lowest risk) to Class III (highest risk). Marketing of most Class II and III medical devices within the United States must be preceded either by pre-market notification and FDA clearance pursuant to Section 510(k) of the FDCA or by the granting of a PMA. Both 510(k) notifications and PMA applications must be submitted to the FDA with significant user fees, although reduced fees for small businesses are available. Class I devices are generally exempt from pre-market review and notification, as are some moderate-risk Class II devices. Manufacturers of all classes of devices must comply with the FDA’s QSR, establishment registration, medical device listing, labeling requirements, and medical device reporting regulations, which are collectively referred to as medical device general controls. Class II devices may also be subject to special controls such as performance standards, post-market surveillance, FDA guidelines, or particularized labeling. Some Class I and Class II devices can be exempted by regulation from the requirement of compliance with substantially all of the QSR. The FDA currently exercises enforcement discretion with respect to the regulation of LDTs.

Regulation of Laboratory Developed Tests in the United States

Our SomaSignal™ tests are available as LDTs for use in obtaining proteomics information from patients and monitoring patients’ physiological states, among others. LDTs have generally been considered to be tests that are designed, developed, validated and used within a single laboratory. The FDA has historically taken the position that it has the authority to regulate such tests as medical devices under the FDCA, but the FDA has exercised enforcement discretion for certain LDTs and has not required clearance, authorization, or approval of such LDTs prior to marketing, unless the product poses health or safety concerns or the product is a direct-to-consumer test. Laboratories certified as “high complexity” under CLIA may develop, manufacture, validate and run LDTs. The CLIA requirements are discussed below in the section entitled “United States Federal and State Regulation of Laboratories.”

On October 3, 2014, the FDA issued two draft guidance documents proposing a new regulatory paradigm for oversight of LDTs. These draft guidance documents proposed more active review of LDTs. The draft guidance documents were the subject of considerable controversy, and in November 2016, the FDA announced that it would not be finalizing the 2014 draft guidance documents. On January 13, 2017, the FDA issued a discussion paper which laid out elements of a possible revised future LDT regulatory framework, but did not establish any regulatory requirements. Meanwhile, the FDA issued several warning letters against marketers of LDTs, although focusing on issues that the FDA considered to pose high risks to the public. But in August 2020, the HHS declared that FDA will not be requiring premarket reviews for LDTs unless the FDA issues such a requirement by notice-and-comment rulemaking. Following the change of the administration in 2021, it is not clear what the HHS or FDA policy will be on the regulation of LDTs. Given the changing regulatory requirement, the FDA may decide to take action against certain LDTs on a case-by-case basis if the FDA views them as presenting a risk to patients. The FDA may regulate products that it does not consider to be LDTs as medical devices that are subject to the requirements that are described above.

United States Federal and State Regulation of Laboratories

Given aspects of SomaLogic’s business at certain facilities involve acting as a clinical laboratory, SomaLogic is required to hold certain federal and state licenses, certifications and permits to conduct our business. As to federal certifications, CLIA establishes rigorous quality standards for all laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease, or the impairment of, or assessment of health. As a clinical laboratory, SomaLogic must obtain a CLIA certificate based on the complexity of testing performed at the laboratory, such as a Certificate of Compliance for high-complexity testing. CLIA also mandates compliance with various operational, personnel, facilities administration, quality and proficiency requirements, intended to ensure clinical laboratory testing services are accurate, reliable and timely. CLIA compliance and certification is also a prerequisite to be eligible to bill for services provided to government payors and for many private payors. Furthermore, SomaLogic is subject to survey and inspection every two years to assess compliance with program standards, and may be subject to additional unannounced inspections. Laboratories performing high-complexity testing are required to meet more stringent requirements than laboratories performing less complex tests.

In addition to CLIA requirements, SomaLogic participates in the accreditation program of the College of American Pathologists (“CAP”). CMS, the agency that oversees CLIA, has deemed CAP standards to be equally or more stringent than CLIA regulations and has approved CAP as a recognized accrediting organization. Inspection by CAP is performed in lieu of CMS inspections for accredited laboratories. Therefore, because SomaLogic is accredited by the CAP Laboratory Accreditation Program, we are deemed to also comply with CLIA. CLIA provides a state may adopt laboratory regulations more stringent than those under federal law, and a number of states have implemented their own more stringent laboratory regulatory requirements.

Select states have laboratory regulations that have been deemed by the federal government to be at least as stringent as CLIA, and thus laboratories licensed under those state regimes are exempt from CLIA and the state Department of Health is permitted to issue a CLIA number, along with a state Medical Test Site license, rather than a certificate being issued by CMS. State laws may require that laboratory personnel meet certain qualifications, specify certain quality control procedures, facility requirements or prescribe record maintenance requirements. Several states additionally require the licensure of out-of-state laboratories that accept specimens from those states. For example, New York requires a laboratory to hold a permit, which is issued after an on-site inspection, and approval of each LDT offered by a laboratory, and has various, more stringent requirements than CLIA and CAP, including those for personnel qualifications, proficiency testing, physical facility and equipment and quality control standards.

If a clinical laboratory is found to be out of compliance with CLIA certification, CAP accreditation or a state license or permit, the applicable regulatory agency may, among other things, suspend, restrict or revoke the certification, accreditation, license or permit to operate the clinical laboratory, assess civil monetary penalties and impose specific corrective action plans, among other sanctions.

United States Fraud and Abuse Laws and Other Compliance Requirements

Successfully commercializing our clinical products and services depends on obtaining broad health insurance or third party payor coverage. Government and private payors institute coverage criteria to ensure the appropriate utilization of products and services and to control costs. Limited third party payor coverage for a technology or procedure may limit adoption and commercial viability, while broader coverage supports optimal market uptake. These laws can be implicated by inappropriate sales and marketing arrangements with healthcare providers. Many commonly accepted commercial practices are illegal in the healthcare industry and violations of these laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in United States federal and state healthcare programs, including Medicare and Medicaid.

Federal Anti-Kickback Statute. The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, receiving, offering or providing remuneration directly or indirectly to induce either the referral of an individual, or the furnishing, recommending, or arranging of a good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. The definition of “remuneration” has been broadly interpreted to include anything of value, including such items as gifts, discounts, the furnishing of supplies or equipment, credit arrangements, waiver of payments, and providing anything at less than its fair market value. The Anti-Kickback law is broadly interpreted and aggressively enforced with the result that beneficial commercial arrangements in the health care industry may be criminalized. The penalties for violating the federal Anti-Kickback Statute include imprisonment for up to ten years, fines of up to $100,000 per violation and possible exclusion from federal healthcare programs such as Medicare and Medicaid.

Federal False Claims Act. The federal False Claims Act prohibits knowingly presenting, or causing to be presented a false claim or the knowing use of false statements or records to obtain payment from the federal government. When an entity is determined to have violated the False Claims Act, it must pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $11,665 and $23,331 for each separate false claim. Suits filed under the False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government and such individuals (known as “relators” or, more commonly, as “whistleblowers”) may share in any amounts paid by the entity to the government in fines or settlement.

Federal Physician Self-Referral Law. The federal Physician Self-Referral Law, also referred to as the Stark Law, prohibits a physician (or an immediate family member of a physician) who has a financial relationship with an entity from referring patients to that entity for certain designated health services, including durable medical equipment and supplies, payable by Medicare, unless an exception applies. The Stark Law also prohibits such an entity from presenting or causing to be presented a claim to the Medicare program for such designated health services provided pursuant to a prohibited referral, and provides that certain collections related to any such claims must be refunded in a timely manner.

Civil Monetary Penalties Law. The Civil Monetary Penalties Law authorizes the imposition of substantial civil money penalties against an entity that engages in certain prohibited activities including but not limited to violations of the Stark Law or Anti-Kickback Statute, knowing submission of a false or fraudulent claim, employment of an excluded individual, and the provision or offer of anything of value to a Medicare or Medicaid beneficiary that the transferring party knows or should know is likely to influence beneficiary selection of a particular provider for which payment may be made in whole or part by a federal health care program, commonly known as the Beneficiary Inducement CMP.

State Analogs of Federal Fraud and Abuse Laws. Many states in the United States have their own laws intended to protect against fraud and abuse in the health care industry and more broadly. In some cases these laws prohibit or regulate additional conduct beyond what federal law affects. Penalties for violating these laws can range from fines to criminal sanctions.

HIPAA. The federal HIPAA, as amended by the American Recovery and Reinvestment Act of 2009, and implementing regulations, includes criminal prohibitions against healthcare fraud, embezzlement, and making false statements relating to healthcare matters. The provisions of this federal statute prohibit knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements sections of the statute prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. HIPAA also sets out privacy and security obligations for entitles governed by the statute that are discussed in more detail below.

FCPA and Other Anti-Bribery and Anti-Corruption Laws. FCPA prohibits United States corporations and their representatives from offering, promising, authorizing or making payments to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business abroad. The scope of the FCPA would include interactions with certain healthcare professionals or organizations in many countries. SomaLogic’s present and future business has been and will continue to be subject to various other United States and foreign laws, rules and/or regulations.

Physician Payment Sunshine Act. Manufacturers of United States FDA-regulated devices reimbursable by federal healthcare programs are subject to the Physician Payment Sunshine Act, which requires manufacturers to track and annually report to CMS certain payments and other transfers of value made to United States-licensed physicians or United States teaching hospitals. Manufacturers are also required to report certain ownership interests held by physicians and their immediate family members. The law carries penalties of up to $1.15 million per year for violations, depending on the circumstances, and payments reported also have the potential to draw scrutiny on payments to and relationships with physicians, which may have implications under the Anti-Kickback Statute, Stark Law and other healthcare laws.

In addition, there has been a recent trend of increased federal and state regulation of payments and other transfers of value provided to healthcare professionals and entities. Similar to the federal law, certain states also have adopted marketing and/or transparency laws relevant to device manufacturers, some of which are broader in scope. Certain states also mandate that device manufacturers implement compliance programs. Other states impose restrictions on device manufacturer marketing practices and require tracking and reporting of gifts, compensation, and other remuneration to healthcare professionals and entities. The need to build and maintain a robust compliance program with different compliance and/or reporting requirements increases the possibility that a healthcare company may violate one or more of the requirements, resulting in fines and penalties.

United States and International Data Security and Data Privacy Laws

SomaLogic is or in the future may be subject to diverse laws and regulations relating to data privacy and security, including, in the United States, HIPAA, and, in the EU, EU GDPR, which came into effect across the EEA in May 2018. Some countries, such as Brazil and Japan, have enacted or amended omnibus laws, and others, such as China and Russia, have also passed laws that require personal data relating to their citizens to be maintained in the country under certain circumstances and impose additional data transfer restrictions. Complying with these numerous, complex and often changing regulations is expensive and difficult, and failure to comply with any privacy laws or data security laws or any security incident or breach involving the misappropriation, loss or other unauthorized use or disclosure of personal data (including sensitive or confidential patient or consumer information), whether by SomaLogic or a third-party, could have a material adverse effect on SomaLogic’s business, reputation, financial condition and results of operations, including but not limited to: material fines and penalties; damages; litigation; consent orders; extensive audits and inspections; bans on all or some processing of personal data carried out by noncompliant actors; and injunctive relief. The EU GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the EU GDPR.

HIPAA, as well as a number of other federal and state privacy-related laws, extensively regulate the use and disclosure of individually identifiable health information, known as “protected health information” or “PHI.” HIPAA applies to health plans, healthcare providers who engage in certain standard healthcare transactions electronically, such as electronic billing, and healthcare clearinghouses, all of which are referred to as “covered entities” under HIPAA. HIPAA also directly regulates “business associates,” which are certain types of entities that act as service providers to covered entities and receive or have access to PHI as part of providing the relevant services to the covered entity customer. Business Associates are responsible for complying with certain provisions of HIPAA and can be subject to direct enforcement for violations of HIPAA. State imposed health information privacy and security laws typically apply based on licensure, for example, licensed providers or licensed entities are limited in their ability to use and share health information.

Additionally, many states have enacted legislation protecting the privacy and/or security of “personal information” such as identifiable financial or health information, social security number and credit card information. These laws overlap in certain circumstances and can apply simultaneously with federal privacy and security requirements and regulated entities must comply with all of them. The CCPA that went into effect January 1, 2020, is one of the most restrictive state privacy laws, protecting a wide variety of personal information and granting significant rights to California residents with respect to their personal information. In dealing with health information for the development of its technology or for commercial purposes, SomaLogic will be affected by HIPAA and state-imposed health information privacy and security laws because these laws regulate the ability of SomaLogic’s potential customers and research collaborators to share health information with SomaLogic and may in certain circumstances impose additional direct obligations on SomaLogic. Additionally, SomaLogic must also identify and comply with all applicable state laws for the protection of other types of personal information (e.g., consumer, employee, B2B information) that the company collects. In addition to the CCPA, many other states have proposed or already enacted similar data privacy and security laws, including Massachusetts’ Standards for the Protection of Personal Information (MA 201 C.M.R. §§ 17.00 et seq.) and the newly enacted Virginia Consumer Data Protection Act.

In the EU, increasingly stringent data protection and privacy rules that have and will continue to have substantial impact on the use of personal and patient data across the healthcare industry became stronger in May 2018. The EU GDPR applies across the EU (as well as the EEA) and includes, among other things, a requirement for prompt notice of data breaches to data subjects and supervisory authorities in certain circumstances and significant fines for non-compliance. The EU GDPR fine framework can be up to 20 million euros, or up to 4% of the company’s total global turnover of the preceding fiscal year, whichever is higher. The EU GDPR sets out a number of requirements that must be complied with when handling the personal data of individuals (i.e., data subjects) in the EU including: providing expanded disclosures about how their personal data will be used; higher standards for organizations to demonstrate that they have obtained valid consent or have another legal basis in place to justify their data processing activities; the obligation to appoint data protection officers in certain circumstances; new rights for individuals to be “forgotten” and rights to data portability, as well as enhanced current rights (e.g., access requests); the principal of accountability and demonstrating compliance through policies, procedures, training and audit; and the new mandatory data breach regime. In particular, medical or health data, genetic data and biometric data where the latter is used to uniquely identify an individual are all classified as “special category” data under the EU GDPR and are afforded greater protection and require additional compliance obligations. Noncompliance could result in the imposition of fines, penalties, or orders to stop noncompliant activities. SomaLogic is subject to the EU GDPR since we offer products or services to individuals in the EU or otherwise enters into contracts with EU entities that handle the collection and processing of data of individuals within the EU.

SomaLogic could also be subject to evolving EU laws on data export, for transfers of data outside the EU to itself or third parties. The GDPR only permits transfers of data outside the EU to jurisdictions that ensure an adequate level of data protection. The United States has not been deemed to offer an adequate level of protection, so in order for SomaLogic to transfer personal data from the EU to the United States, SomaLogic must identify a legal basis for data transfer (e.g., the European Union Commission approved Standard Contractual Clauses) and any supplementary measures taken, or to be taken, to provide an adequate level of protection for the data. On July 16, 2020, the Court of Justice of the European Union or the CJEU, issued a landmark opinion in the case Maximilian Schrems vs. Facebook (Case C-311/18), called Schrems II. This decision (a) calls into question commonly relied upon data transfer mechanisms as between the EU member states and the United States (such as the Standard Contractual Clauses) and (b) invalidates the EU-U.S. Privacy Shield, an adequacy decision on which many companies had relied as an acceptable mechanism for transferring such data from the EU to the United States. The CJEU is the highest court in Europe and the Schrems II decision heightens the burden on data exporters and data importers to assess United States national security laws on their business and future actions of EU data protection authorities are difficult to predict.

Further, the UK’s decision to leave the EU, often referred to as Brexit, has created uncertainty with regard to data protection regulation in the UK. At the current time, the UK GDPR that implements and complements the EU GDPR achieved Royal Assent on May 23, 2018 and is now effective in the UK . The UK authorities finalized the updated UK Standard Contractual Clauses on March 21, 2022. It is possible that additional issues may arise from a data privacy perspective between the EU and the UK.

Other Governmental Regulation

SomaLogic is subject to laws and regulations related to the protection of the environment, the health and safety of employees and the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials. For example, OSHA has established extensive requirements relating specifically to workplace safety for employers in the United States. This includes requirements to develop and implement multi-faceted programs to protect workers from exposure to blood-borne pathogens, including preventing or minimizing any exposure through needle stick injuries. For purposes of transportation, some biological materials and laboratory supplies are classified as hazardous materials and are subject to regulation by one or more of the following agencies: the United States Department of Transportation, the United States Public Health Service, the United States Postal Service and the International Air Transport Association. We generally use third-party vendors to dispose of regulated medical waste, hazardous waste and radioactive materials that we may use during our research.

International Laws and Regulations for IVD Products

Whether or not we are required to comply with requirements for marketing clinical diagnostic products in the United States, we anticipate that we will still be required to obtain the requisite approvals from regulatory authorities in non-United States countries prior to the marketing of any product for clinical diagnostic use in those countries. The regulations in other jurisdictions vary from those in the United States and may be easier or more difficult to satisfy and are subject to change. For example, the EU published in 2017 new regulations that will result in greater regulation of medical devices and IVDs. This new IVD regulation (“new IVD Regulation”) is significantly different from the European directive for in vitro diagnostic products that it replaces in that it will ensure that the new requirements apply uniformly and on the same schedule across the member states, include a risk-based classification system and increase the requirements for conformity assessment. The new IVD became applicable in May 2022, and it will increase the requirements for covered products and involve conformity assessments done by third parties that are designated under the IVD Regulation as notified bodies.

Outside of the EU, regulatory authorization needs to be sought on a country-by-country basis in order for us to market any clinical diagnostic products. Some countries have adopted medical device regulatory regimes, such as the Classification Rules for Medical Devices published by the Hong Kong Department of Health, the Health Sciences Authority of Singapore regulation of medical devices under the Health Products Act, and Health Canada’s risk classification system for invasive devices, among others, that incorporate IVD products like the FDA’s current system. Each country may have its own processes and requirements for IVD licensing, approval/clearance, and regulation, therefore requiring us to seek any regulatory approvals on a country-by-country basis.

Legal Proceedings

From time to time, we may be subject to legal proceedings. We are not currently party to or aware of any active legal proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Corporate Information

SomaLogic Operating Co., Inc. (formerly SomaLogic, Inc., and herein “SomaLogic Operating”) was incorporated in the state of Delaware on October 13, 1999 and is headquartered in Boulder, Colorado. SomaLogic Operating is a protein biomarker discovery and clinical diagnostics company that develops slow off-rate modified aptamers (“SOMAmers®”), which are modified nucleic acid-based protein binding reagents that are specific for their cognate protein, and offers proprietary SomaScan® services, which provide multiplex protein detection and quantification of protein levels in complex biological samples.

CM Life Sciences II Inc. (“CMLS II”) was incorporated in Delaware as a blank check company on December 15, 2020. CMLS II was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses.

On September 1, 2021, we consummated the business combination (the “Business Combination”) contemplated by the Merger Agreement , dated March 28, 2021, by and among CMLS II, S-Craft Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of CMLS II (“Merger Sub”), and SomaLogic Operating (“Old SomaLogic”). Pursuant to the Merger Agreement, Merger Sub merged with and into Old SomaLogic, with Old SomaLogic surviving the merger as a wholly-owned subsidiary of CMLS II. Upon the closing of the Business Combination, CMLS II changed its name to SomaLogic, Inc., and Old SomaLogic changed its name to SomaLogic Operating Co., Inc.

Our principal executive offices are located at 2945 Wilderness Place, Boulder, Colorado 80301, and our telephone number at that address is (303) 625-9000.

MANAGEMENT

The following table provides information regarding our executive officers and directors, as of September 21, 2022:

Name	Age	Position
Executive Officers:
Troy Cox	58	Executive Chairman
Roy Smythe	62	Chief Executive Officer and Director
Shaun Blakeman	44	Chief Financial Officer
Amy Graves	47	Chief Accounting Officer
Ruben Gutierrez	48	General Counsel
Directors:
Robert Barchi	75	Director
Eli Casdin	49	Director
Troy Cox	58	Executive Chairman
Charles M. Lillis	80	Director
Anne Margulies	66	Director
Ted Meisel	59	Director
Richard Post	63	Director
Roy Smythe	61	Director

Executive Officers

Troy Cox has served as a member of our board of directors since September 2021 and currently serves as our Executive Chairman. Mr. Cox has served as a director of SOPHiA GENETICS SA since July 2019 and as its chairman since February 2020, a director of LetsGetChecked Inc. since October 2019 and as its vice chairman since May 2020, and as a director at Zymeworks Inc. (NYSE: ZYME) since June 2019. Mr. Cox also serves as a director for two non-profits: Massachusetts BioTechnology Council (MassBio) and Dream Foundation. Mr. Cox previously led Foundation Medicine, Inc., a genomic profiling biotechnology company, as President and Chief Executive Officer from February 2017 to February 2019, including its acquisition by Roche in July 2018. Prior to Foundation Medicine, Mr. Cox served as Senior Vice President and Officer at Genentech, Inc., one of the world’s oldest biotechnology companies, from February 2010 to February 2017. Before joining Genentech, Mr. Cox held executive and senior roles of increasingly broad accountabilities including President of CNS operations at UCB BioPharmaceuticals, Senior Vice President at Sanofi-Aventis and diverse foundational roles at Schering-Plough. Mr. Cox received an M.B.A. at the University of Missouri and B.B.A. in Finance from the University of Kentucky. His qualifications to serve as Executive Chairman include his extensive experience in the life sciences industry as an executive and in connection with evaluation and execution of business transaction and merger opportunities.

Roy Smythe served as Old SomaLogic’s Chief Executive Officer and director since November 2018, and currently serves as our Chief Executive Officer and director following the consummation of the Business Combination. Dr. Smythe came to Old SomaLogic from Royal Philips, where he served as Global Chief Medical Officer for Strategy and Partnerships. Before joining Philips, he served as Chief Medical Officer at Valence Health, a Chicago-based healthcare company. He held the same title previously at AVIA, a healthcare technology accelerator. While in medical school at Texas A&M, he was a Charles A. Dana Foundation Scholar at the University of Pennsylvania School of Medicine and the Wharton School of Business. Following medical school, he trained in general surgery, surgical oncology and thoracic surgery and completed a postdoctoral research fellowship in molecular therapeutics at the University of Pennsylvania. His medical and translational research career then began at the University of Texas MD Anderson Cancer Center, where he was the recipient of NIH and numerous other funding awards. He subsequently chaired the Department of Surgery at Baylor Scott & White Health System and the Texas A&M Health Science Center College of Medicine, where he was the Roney Endowed Chair, and later became the Medical Director of Innovation and Executive Vice President for Institute Development before moving into expanded roles in corporate healthcare. Dr. Smythe’s qualifications to serve as part of our management include his extensive experience as a healthcare business entrepreneur, health system administrator, biomedical scientist, academician, and as an internationally recognized surgeon.

Shaun Blakeman served as Old SomaLogic’s Chief Financial Officer since August 2021 and currently serves as our Chief Financial Officer following the consummation of the Business Combination. Prior to joining Old SomaLogic, Mr. Blakeman served as Senior Vice President and Chief Financial Officer of Cantel Medical, a public company focused on global infection prevention and control in the endoscopy, hemodialysis water and dental spaces. Mr. Blakeman also served as a Senior Finance Director at Medtronic, where he oversaw finance for multiple manufacturing sites in Medtronic’s Restorative Therapies Group. Before that, he was a Vice President of Finance for Cantel, where he was the segment CFO for the company’s $500 million endoscopy platform, Medivators. Prior to his time at Medivators, Mr. Blakeman spent five years with IDEX in financial leadership positions of increasing responsibility, up to the Vice President of Finance for the company’s diaphragm and dosing pump and water platforms. Prior to IDEX, Mr. Blakeman worked for Eaton in various finance positions. He began his career as an officer in the United States Navy in both Surface Warfare and Engineering Duty specialties. Mr. Blakeman received his Bachelor of Science in economics from the University of Minnesota, his Master of Science in applied physics from the Naval Postgraduate School, and his Master of Business Administration from the Indiana University Kelley School of Business. Mr. Blakeman’s qualifications to serve as Chief Financial Officer include his demonstrated success as a key leader in business operations and overseeing finance operations.

Amy Graves served as Old SomaLogic’s Senior Corporate Controller from 2019 until April 2021, subsequently being promoted to the Senior Vice President of Finance. Ms. Graves currently serves as our Chief Accounting Officer following the consummation of the Business Combination. Previous to joining Old SomaLogic, Ms. Graves served in various roles for Medtronic PLC (NYSE: MDT), from September 2009 to June 2019, supporting key functions including; manufacturing operations, research and development, IT, internal audit and sales. Prior to that, she served in the Assurance Practice of PricewaterhouseCoopers from October 2004 to September 2009. Ms. Graves received a B.S. from Southern Oregon University and received an M.A. from John Jay College of Criminal Justice. Ms. Graves’ qualifications to serve as part of our management include her proven record of orchestrating large-scale financial ecosystems and significant leadership experience.

Ruben Gutierrez served as Old SomaLogic’s General Counsel since May 2021 and currently serves as our General Counsel following the consummation of the Business Combination. Prior to joining Old SomaLogic, Mr. Gutierrez was Vice-President, Legal and Corporate Affairs for Natera, Inc. (Nasdaq: NTRA), a genetic testing company based in San Carlos, California, from May 2019 to May 2021. From January 2018 to May 2019, Mr. Gutierrez was the General Counsel of Human Longevity, Inc., a San Diego based genomics research and health intelligence company, and served as its Deputy General Counsel from October 2015 to December 2017. Prior to that, Mr. Gutierrez served as Division Counsel, Biosciences at Thermo Fisher Scientific, Inc. (NYSE: TMO) from February 2014 to October 2015. Mr. Gutierrez received an LL.M. in Taxation from the New York University School of Law, a J.D. from the University of Southern California Gould School of Law and a B.A. from the University of California, Los Angeles. He is a member of the State Bar of California. His qualifications to serve as part of our management include his extensive legal experience and roles at several companies in the life sciences industry.

Non-Employee Directors

Robert Barchi has served as a member of our board of directors since September 2021. Dr. Barchi is currently a Distinguished University Professor at Rutgers University and previously served as its president from September 2012 to June 2020. Prior to that, Dr. Barchi served as president of Thomas Jefferson University from 2004 to 2012. He is a trustee of the RWJ/Barnabas Health system and of the RWJ University Hospitals. He previously served on the boards of Covance, Inc. (NYSE: CVD) and VWR International (Nasdaq: VWR). Dr. Barchi holds a B.S. degree and an M.S. degree from Georgetown University. He is also a board-certified neurologist and holds a Ph.D in biochemistry and an M.D. from the University of Pennsylvania. Dr. Barchi is a fellow of the American Neurological Association, the American Academy of Neurology, and the American Association for the Advancement of Science. Dr. Barchi’s qualifications to serve on our board of directors include his extensive experience as a physician, scientist, and academic.

Eli Casdin has served as a member of our board of directors since September 2021 and serves as our nominating and corporate governance committee chairperson. Since July 2020 and March 2021, Mr. Casdin has also served as Chief Executive Officer and a director of CM Life Sciences Inc. (Nasdaq: CMLF) until August 2021 and CM Life Sciences III Inc. (Nasdaq: CMLT) until December 2021, respectively, both blank check companies. Mr. Casdin serves on the boards of AbSci (Nasdaq: ABSI) (Member of Audit, Nominating and Corp Governance committees) since December 2020, Century Therapeutics (Nasdaq: IPSC) (Member of Compensation, Nominating, and Corp Governance committees) since February 2021, EQRx (Nasdaq: EQRX) (Member of Audit, Nominating, and Corporate Governance committees) since January 2020, Sema4 (Nasdaq: SMFR) since July 2021, Tenaya Therapeutics (Nasdaq: TNYA) (Member of Audit committee) since August 2019, and previously served on the board of directors of Exact Sciences Corp. (Nasdaq: EXAS) (previously member of Audit & Finance/Innovation committee). Mr. Casdin is also currently on the board of directors of the following private companies: C2i Genomics, Cedilla Therapeutics, DNA Script (member of Compensation Committee, Nominating Committee, and Environment, Social and Governance Committee) Genomatica, Genome Medical, Imagen, LetsGetChecked, Leyden Labs, Mnemo Therapeutics, Paige AI (member of Audit Committee and Nomination Committee), Prominex, and Vineti (member of Compensation Committee and Strategic Committee). Previously within the last five years, Mr. Casdin served on the following private companies’ boards of directors: Gene Matters, Sexton Biotechnologies, and Thrive Earlier Detection. Mr. Casdin holds a B.S. degree from Columbia University School of General Studies and an M.B.A. from Columbia Business School. His qualifications to serve on our Board include his extensive leadership experience as an executive officer of an investment firm, his extensive public and private company directorship experience in the life sciences and healthcare sectors, and his expertise in finance, capital markets, and the biotechnology industry.

Charles M. Lillis has served as a member of our board of directors since September 2021 and serves as the Chairman of our board of directors. Prior to the Business Combination, Mr. Lillis served as a member of Old SomaLogic’s board of directors since October 2013 and as Chair of Old SomaLogic’s board of directors since December 2020. Mr. Lillis currently serves a trustee of the Lillis Foundation, a non-profit that provides scholarships, grants and educational programming for underserved communities. Mr. Lillis also currently serves as the chair of the University of Oregon Board of Trustees. From October 2013 to July 2020, Mr. Lillis served on the board of directors of DISH Network Corporation (NASDAQ: DISH). Mr. Lillis received a B.A. in business and an M.B.A. from the University of Washington and a Ph.D. from the University of Oregon. Mr. Lillis’ qualifications to serve on our board of directors include his extensive experience serving on the boards and executive management teams of a number of companies as well as his business and finance background.

Anne Margulies has served as a member of our board of directors since September 2021 and serves as our compensation committee chairperson. Prior to the Business Combination, Ms. Margulies served as a director of Old SomaLogic since September 2019. Ms. Margulies currently serves as a member of the board of directors of Henry Schein, Inc. (Nasdaq: HSIC), a global dental and health care solutions and products company, and as an Advisor on the National Advanced Cybersecurity Center and the Massachusetts Governor’s Cyber Security Advisory Board. Ms. Margulies served as the Vice President and University Chief Information Officer of Harvard University from September 2010 to May 2021. Ms. Margulies was awarded an Honorary Doctorate from the Universitat Politecnica de Valencia in 2019 and received her B.A. from SUNY Plattsburgh. She was inducted into the CIO Hall of Fame in 2017 and was selected as the Boston CIO Leader of the Year in 2015. Ms. Margulies’ qualifications to serve on our board of directors include her extensive experience managing information technology strategy, policies, and services and developing internationally acclaimed initiatives such as the Massachusetts Institute of Technology’s OpenCourseWare program.

Ted Meisel has served as a member of our board of directors since September 2021. Mr. Meisel has served as the executive founder of AVIA Health Innovation, a purpose-built consulting firm helping healthcare systems achieve technology-enabled transformation of care delivery and operations, since 2012 and as Executive Chairman of WiserCare, a healthcare technology company, since 2010. He has also been a board member of Doctor Evidence, LLC, which offers life sciences companies an automated platform to discover, analyze and use medical evidence, since 2011. Mr. Meisel has also served as Senior Advisor to Next Equity Partners since 2016. Mr. Meisel holds a B.A. from Dartmouth College and a J.D. from Stanford Law School. His qualifications to serve on our board of directors include his extensive experience and success as an entrepreneur, executive, and investor in new healthcare models and technologies.

Richard Post has served as a member of our board of directors since September 2021 and serves as our audit committee chairperson. Prior to the Business Combination, Mr. Post served as a director of Old SomaLogic since October 2019. Mr. Post has served on the board of directors of Grand Basket, Inc., an outdoor furniture company, since 2019 and has served as the Managing Partner of Grand Basket Investments LLC, its affiliate investment company, since 2017. Mr. Post previously served as CEO of Autobytel Inc. (NASDAQ: ABTL), an internet-centric automotive media and marketing services company, from April 2005 to March 2006 and as CFO of MediaOne Group, Inc. (NYSE:UMG), an international broadband and wireless communications company, from 1998 to 2000. Mr. Post has served on the board of directors of Arbitron, Inc. (NYSE: ARB), Autobytel Inc. (NASDAQ: ABTL) and Financial Security Assurance Holdings, Inc. (NYSE: FSA). Mr. Post received both his bachelor’s degree in marketing and his M.B.A. from Delta State University. Mr. Post’s qualifications to serve on our board of directors include his experience serving on the boards of a number of public companies as well as his business and finance background.

Corporate Governance

Our business and affairs are managed under the direction of our Board, which is elected by our stockholders. Our Board currently consists of eight directors, all of whom, other than Troy Cox, Roy Smythe and Ted Meisel, qualify as “independent” under the listing standards of Nasdaq.

Board’s Role in Risk Oversight

The Board has extensive involvement in the oversight of risk management related to the Company and its business and accomplishes this oversight through the regular reporting to the Board by its standing committees that address risks inherent in their respective areas of oversight. The standing committees of our Board consist of an audit committee, a compensation committee and a nominating and corporate governance committee. Our Board may from time to time establish other committees.

The audit committee represents the Board by periodically reviewing the Company’s accounting, reporting and financial practices, including the integrity of its financial statements, the surveillance of administrative and financial controls and its compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal and information technology functions, the audit committee reviews and discusses all significant areas of the Company’s business and summarizes for the Board all areas of risk and the appropriate mitigating factors. In addition, the Board receives periodic detailed operating performance reviews from management.

Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines and director practices and evaluates the composition, functions and duties of the committees of the Board.

Our compensation committee reviews and discusses the risks arising from our compensation policies, plans and programs applicable to all employees that are reasonably likely to have a materially adverse effect on us.

The Company’s executive chairman, chief executive officer and other executive officers regularly report to the non-executive directors and the audit, compensation and nominating and corporate governance committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls.

Board Committees

Our Board has established standing committees in connection with the discharge of its responsibilities. These committees include the audit committee, the compensation committee and the nominating and corporate governance committee. Our Board may also establish such other committees as it deems appropriate, in accordance with applicable law and our corporate governance documents. A copy of each committee’s charter is posted on the corporate governance section of our website, www.somalogic.com. Members serve on these committees until their resignation or until as otherwise determined by our Board.

Audit Committee

The audit committee’s primary responsibilities include preparing the audit committee report required by the SEC to be included in any proxy statement or prospectus required to be filed by the Company under the rules and regulations of the SEC and assisting our Board in overseeing and monitoring (1) the quality and integrity of the financial statements, (2) compliance with legal and regulatory requirements, (3) the Company’s independent registered public accounting firm’s qualifications and independence, (4) the performance of the Company’s internal audit function, if any, and (5) the performance of the Company’s independent registered public accounting firm.

The audit committee consists of Richard Post, serving as the chairperson, Eli Casdin, Robert Barchi and Anne Margulies. The Board has determined that each member of the audit committee qualifies as an independent director under the listing requirements and rules of Nasdaq and the independence requirements of Rule 10A-3 under the Exchange Act. At least one member of the audit committee qualifies as an “audit committee financial expert,” as that term is defined in Item 407(d)(5) of Regulation S-K. The Board has adopted a written charter for the audit committee, which is available free of charge on our corporate website, www.somalogic.com.

Compensation Committee

The compensation committee’s responsibilities include assisting our Board in discharging its responsibilities relating to (1) setting the Company’s compensation program and compensation of its executive officers and directors, (2) monitoring the Company’s incentive and equity-based compensation plans, and (3) preparing the compensation committee report if and when required to be included in any proxy statement or prospectus required to be filed by the Company under the rules and regulations of the SEC.

The compensation committee consists of Anne Margulies, serving as the chairperson, Charles M. Lillis, and Richard Post.

The Board has adopted a written charter for the compensation committee, which is available free of charge on our corporate website, www.somalogic.com.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee’s responsibilities include: (1) overseeing all aspects of the Company’s corporate governance functions on behalf of the Board; (2) making recommendations to the Board regarding corporate governance issues; (3) identifying, reviewing and evaluating candidates to serve as directors of the Company and review and evaluate incumbent directors; (4) serving as a focal point for communication between such candidates, non-committee directors and the Company management; (5) recommending to the Board for selection candidates to serve as nominees for director for the annual meeting of stockholders; and (6) making other recommendations to the Board regarding affairs relating to the directors of the Company including director compensation.

The nominating and corporate governance committee consists of Eli Casdin, serving as the chairperson, and Anne Margulies.

The Board has adopted a written charter for the nominating and corporate governance committee, which is available free of charge on our corporate website, www.somalogic.com.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Our Board has adopted Corporate Governance Guidelines that address items such as the qualifications and responsibilities of our directors and director candidates and corporate governance policies and standards applicable to us in general. In addition, our Board has adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. A copy of our Corporate Governance Guidelines and Code of Business Conduct and Ethics will be available upon written request to our Secretary or on our website, www.somalogic.com. If we amend or grant any waiver from a provision of our Code of Business Conduct and Ethics that applies to any of our executive officers, we will publicly disclose such amendment or waiver on our website and as required by applicable law.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee was at any time during fiscal year 2021, or at any other time, one of our officers or employees. None of our executive officers have served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity, one of whose executive officers served as a director of our board of directors or member of our compensation committee.

Director Independence

Our common stock is listed on Nasdaq. Under the listing standards of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors. In addition, the listing standards of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the listing standards of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that listed company’s board of directors, that director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the additional independence criteria set forth in the Exchange Act, and the listing standards of Nasdaq. Compensation committee members must also satisfy the additional independence criteria set forth in the Exchange Act and the listing standards of Nasdaq.

Our Board has undertaken a review of the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, the Board has determined that Charles M. Lillis, Robert Barchi, Eli Casdin, Anne Margulies, and Richard Post, representing five of the Company’s eight directors, are “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the Nasdaq. Our Board also determined that Richard Post, Eli Casdin, Robert Barchi and Anne Margulies, who comprise our audit committee, and that Anne Margulies, Charles M. Lillis, and Richard Post, who comprise our compensation committee, each satisfy the independence standards for those committees established by the SEC and the listing requirements and rules of Nasdaq. In making such determinations, our Board considered the relationships that each such non-employee director has with our Company and all other facts and circumstances our Board deemed relevant in determining independence, including the beneficial ownership of our capital stock by each non-employee director and any institutional stockholder with which he or she is affiliated.

EXECUTIVE COMPENSATION

The following is a discussion and analysis of compensation arrangements of our named executive officers. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled back disclosure requirements applicable to emerging growth companies.

To achieve the Company’s goals, we have designed, and intend to modify as necessary, our compensation and benefits program to attract, retain, incentivize and reward deeply talented and qualified executives who share our philosophy and desire to work towards achieving these goals.

We believe our compensation program should promote the success of the Company and align executive incentives with the long-term interests of our stockholders. As our needs evolve, we intend to continue to evaluate our philosophy and compensation programs as circumstances require.

This section provides an overview of our executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. Our Board, with input from the Chief Executive Officer, has historically determined the compensation for our named executive officers. For the fiscal year ended December 31, 2021, our named executive officers were:

●	Roy Smythe, Chief Executive Officer;

●	Shaun Blakeman, Chief Financial Officer; and

●	Melody Harris, President and Chief Operating Officer.

Summary Compensation Table for the Fiscal Year Ended December 31, 2021

The following table shows the compensation earned by our named executive officers for the fiscal year ended December 31, 2021.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	All other Compensation(6) ($)	Total Compensation ($)
Roy Smythe Chief Executive Officer	2021	630,315	—	594,641	12,440,896	626,575	13,102	14,305,529
	2020	500,000	—	—	1,504,813	314,655	—	2,319,468

Shaun Blakeman Chief Financial Officer(4),(5)	2021	173,077	30,000	277,760	5,142,354	107,308	6,108	5,736,607

Melody Harris President & Chief Operating Officer	2021	498,506	—	300,323	5,018,611	389,719	13,225	6,220,296
	2020	360,000	150,000	—	782,734	161,675	11,108	1,465,517

(1)	The amounts reported represent the aggregate grant date fair value of the performance-based RSUs (also called Earn-Out Shares) awarded to our named executive officers in the fiscal year ended December 31, 2021, calculated in accordance with FASB ASC Topic 718. See Note 13 to our consolidated financial statements included elsewhere in this prospectus for the assumptions used in calculating the grant date fair value. The Earn-Out Shares become vested if at any time between the 13-month anniversary of the consummation of the Business Combination and the 24-month anniversary of the consummation of the Business Combination, or in connection with a subsequent change in control, our Class A common share price is greater than or equal to $20.00 for a period of at least 20 out of 30 consecutive trading days, subject to continued service through such dates.
(2)	The amounts reported represent the aggregate grant date fair value of the stock options awarded under our 2017 Equity Incentive Plan and our 2021 Omnibus Incentive Plan to our named executive officers in the fiscal year ended December 31, 2021, calculated in accordance with FASB ASC Topic 718. See Note 13 to our consolidated financial statements included elsewhere in this prospectus for the assumptions used in calculating the grant date fair value. Additionally, for Mr. Blakeman, the amounts shown also include incremental fair value of $125,115 resulting from a modification to his stock options granted in August 2021.
(3)	Annual incentive amounts for the 2021 performance year were made under individual employment agreements and are reported in the “Non-Equity Incentive Plan Compensation” column. These amounts were paid to the named executive officers in March 2022.
(4)	Mr. Blakeman assumed the position of Chief Financial Officer in August 2021.
(5)	Mr. Blakeman received a sign on bonus in the amount of $30,000 during the fiscal year ended December 31, 2021, in connection with the commencement of his employment by the Company in August 2021.
(6)	Dr. Smythe, Mr. Blakeman and Ms. Harris received 401(k) contributions in the amounts of $11,600, $3,635 and $11,600, respectively, from the Company in the fiscal year ended December 31, 2021.

Narrative to Summary Compensation Table

Base Salaries

The named executive officers receive a base salary to compensate them for services rendered to the Company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. As of December 31, 2021, the annual base salaries for Dr. Smythe, Mr. Blakeman, and Ms. Harris were equal to $660,000, $450,000 and $510,000, respectively.

Non-Equity Incentive Compensation

The Company provides non-equity incentive compensation to its employees selected by the compensation committee, including our named executive officers, based on the achievement of individual and corporate performance, as determined by the compensation committee. For the fiscal year ended December 31, 2021, the compensation committee determined the value of non-equity incentive compensation for the named executive officers based on a combination of Company strategic goals and, in the case of Mr. Blakeman, individual performance goals. The amounts of such non-equity incentive compensation awarded to the named executive officers are set forth in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table above.

Equity Compensation

Please see the section below entitled “Equity Incentive Compensation Plans” for a description of our equity compensation plans.

Employee Benefits

Our named executive officers are eligible to participate in the Company’s employee benefit plans, including our medical, dental, vision, group life, disability, and accidental death and dismemberment insurance plans, in each case, on the same basis as all of the Company’s other employees. The Company generally does not provide perquisites or personal benefits to our named executive officers, except in limited circumstances.

The Company maintains the SomaLogic, Inc. 401(k) Plan (“401(k) Plan”) that provides eligible employees, including our current named executive officers, with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation into the 401(k) Plan, subject to applicable annual Internal Revenue Code limits. Employees are always fully vested in their contributions. For the fiscal year ended December 31, 2021, the Company made safe harbor matching contributions of 100% of elective deferrals into the 401(k) Plan, up to 4% of a participant’s eligible compensation. This safe harbor matching contribution was 100% vested. We believe that providing a vehicle for tax-deferred retirement savings through the 401(k) Plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

None of our named executive officers participated in any defined benefit pension plans or any non-qualified deferred compensation plans for the fiscal year ended December 31, 2021. The Company does not make any gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by the Company.

Outstanding Equity Awards for the Fiscal Year Ended December 31, 2021

The following table sets forth the outstanding equity awards held by our named executive officers as of December 31, 2021:

	Option Awards(1)					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Roy Smythe(1)	—	1,250,000	—	$11.53	10/20/2031	—	—	—	—
Roy Smythe(1)	—	1,005,720	—	$4.77	2/19/2031	—	—	—	—
Roy Smythe(1)	1,292,072	384,128	—	$4.77	11/18/2028	—	—	—	—
Roy Smythe(1)	152,442	232,669	—	$4.77	5/11/2030	—	—	—	—
Roy Smythe	—	—	—	—	—	—	—	84,454	$983,045
Shaun Blakeman(1)	—	838,100	—	$8.10	8/5/2031	—	—	—	—
Shaun Blakeman	—	—	—	—	—	—	—	39,449	$459,186
Melody Harris(1)	—	500,000	—	$11.53	10/20/2031	—	—	—	—
Melody Harris	—	—	—	—	—	—	—	42,641	$496,341
Melody Harris(1)	—	419,050	—	$4.77	2/18/2031	—	—	—	—
Melody Harris(2)	61,115	148,410	—	$4.77	5/15/2029	—	—	—	—
Melody Harris(1)	222,622	91,665	—	$4.77	2/7/2029	—	—	—	—
Melody Harris(3)	56,310	6,547	—	$4.77	5/16/2028	—	—	—	—
Melody Harris(1)	225,240	26,190	—	$4.77	5/16/2028	—	—	—	—
Melody Harris(1)	88,997	135,825	—	$4.77	5/11/2030	—	—	—	—

(1)	Each of the stock option grants vests 25% after one year, then monthly thereafter for 36 months.
(2)	Stock option grant starts vesting one year after grant and vests monthly thereafter for 24 months.
(3)	Stock option grant vests monthly for four years.
(4)	The exercise price of each stock option is set equal to the closing price of our Class A common stock on the grant date. However, for stock options granted prior to September 2, 2021, exercise prices shown were adjusted upon the consummation of the Business Combination.
(5)	These performance-based RSUs (also called Earn-Out Shares) become vested if at any time between the 13-month anniversary of the consummation of the Business Combination and the 24-month anniversary of the consummation of the Business Combination, or in connection with a subsequent change in control, our Class A common share price is greater than or equal to $20.00 for a period of at least 20 out of 30 consecutive trading days, subject continued service through such dates.
(6)	Calculated by multiplying the number of unvested RSUs by $11.64, the closing price of our Class A common stock on the last trading day of 2021.

Executive Employment Agreements

General. The Company has entered into employment agreements with each of Roy Smythe, Shaun Blakeman, and Melody Harris, in each case, providing for the terms and conditions of their continued at-will employment with the Company. The agreements include, among other things (i) each such named executive officer’s annual base salary, (ii) eligibility for an annual incentive bonus for each of Dr. Smythe, Mr. Blakeman and Ms. Harris of up to 85%, 50% and 65% of their respective annual base salaries, subject to the achievement of certain financial targets and certain other performance metrics, (iii) eligibility to participate in the 2017 Equity Incentive Plan (and any successor equity incentive plans) and retention of their previously-granted awards under the 2009 Equity Incentive Plan, in each case, subject to the terms of the applicable plan and as determined by our Board and (iv) eligibility to participate in our employee benefit plans, as in effect from time to time.

Termination. The agreements will terminate upon the applicable named executive officer’s death, and may be terminated by the Company in the event of the applicable named executive officer’s “disability” (as defined in the agreements), or by the Company with or without “cause” (as defined in the agreements). Each such named executive officer may resign his or her employment with the Company with or without “good reason” (as defined in the agreements).

Non-Enhanced Severance. In the event that the Company terminates any such named executive officer’s employment without cause, or in the event that any such named executive officer resigns his or her employment with the Company for good reason, such named executive officer would receive, in addition to accrued but unpaid salary and vested employment benefits through the termination date (i) continuation of his or her annual base salary for a period of 12 months (in the case of Dr. Smythe and Ms. Harris) or six months (in the case of Mr. Blakeman) following the termination date, and (ii) provided that the named executive officer has properly and timely elected coverage under COBRA, a monthly COBRA premium payment for each month of monthly severance in an amount necessary to reimburse the named executive officer for continued health care coverage for the named executive officer and his or her dependents, provided that the named executive officer has not secured alternate health care coverage, and such COBRA premiums are not otherwise being paid by another entity.

Enhanced Severance. In the event that the Company terminates any such named executive officer’s employment without cause, or in the event that any such named executive officer resigns his or her employment with the Company for good reason, in either case, during the 12-month period following a “change in control” (as defined in the agreements) or the consummation of the Business Combination, such named executive officer would receive from the Company, in addition to accrued but unpaid salary and vested employment benefits through the termination date (i) continuation of his or her annual base salary for a period of 18 months (in the case of Dr. Smythe), 12 months (in the case of Mr. Blakeman), and 15 months (in the case of Ms. Harris) following such named executive officer’s termination date, (ii) payment of his or her annual bonus, without regard to the achievement of financial targets and performance metrics, payable in 18 monthly installments (in the case of Dr. Smythe), 12 months (in the case of Mr. Blakeman), and 15 monthly installments (in the case of Ms. Harris), (iii) provided that the named executive officer has properly and timely elected coverage under COBRA, a monthly COBRA premium payment for 18 months (in the case of Dr. Smythe), 12 months (in the case of Mr. Blakeman), and 15 months (in the case of Ms. Harris) following such named executive officer’s termination date, in an amount necessary to reimburse the named executive officer for continued health care coverage for the named executive officer and his or her dependents, provided that the named executive officer has not secured alternate health care coverage, and such COBRA premiums are not otherwise being paid by another entity and (iv) acceleration of all outstanding unvested stock options granted to the named executive officer, which will become exercisable for the remainder of their full term.

Conditions to Severance. Payment of the severance benefits described above is conditioned upon such named executive officer’s compliance with his or her post-employment restrictive covenants, and such named executive officer’s execution and non-revocation of a release of claims in favor of the Company and certain other parties within 60 days following the termination date.

Mr. Cox’s Employment Agreement. In connection with Mr. Cox’s transition to Executive Chair of the Board, on October 17, 2022, the Company and Mr. Cox entered into an Employment Agreement providing for the terms and conditions of his employment with the Company (the “Executive Chair Agreement”). The Executive Chair Agreement includes, among other things, Mr. Cox’s (i) annual base salary of $460,000, (ii) eligibility for an annual incentive bonus of up to 85% of his annual base salary, subject to the achievement of certain financial targets and certain other performance metrics, (iii) eligibility to participate in the Company’s 2021 Omnibus Incentive Plan (the “2021 Plan”) (and any successor equity incentive plan), subject to the terms of the 2021 Plan and as determined by the Board and (iv) eligibility to participate in the Company’s employee benefit plans, as in effect from time to time. The Executive Chair Agreement will terminate upon Mr. Cox’s death, and may be terminated by the Company in the event of his Disability (as defined in the Executive Chair Agreement) or with Cause (as defined in the Executive Chair Agreement). Mr. Cox may resign his employment with the Company with or without Good Reason (as defined in the Executive Chair Agreement). In the event the Company terminates Mr. Cox’s employment without Cause, Mr. Cox resigns his employment for Good Reason, or the Company or its successor terminates Mr. Cox without Cause or Mr. Cox resigns his employment for Good Reason during the twelve month period following a Change of Control (as defined in the Executive Chair Agreement), then Mr. Cox would receive, in addition to accrued but unpaid salary and vested employment benefits through the termination date, such termination benefits offered pursuant to the Company’s then-effective Severance Plan (as discussed below). In addition to the compensation Mr. Cox will receive pursuant to the Executive Chair Agreement, the Company also granted 885,416 stock options to Mr. Cox pursuant to the 2021 Plan, one third of which vest on the first anniversary of the grant date, with the remaining portion of the award vesting in equal monthly installments over the subsequent twenty-four months.

Incentive Compensation Plans

2009 Equity Incentive Plan

Our Board adopted the 2009 Equity Incentive Plan (the “2009 Plan”) on November 5, 2009, and our stockholders approved the 2009 Plan on March 20, 2010. The 2009 Plan was terminated on September 22, 2017, when our Board adopted the 2017 Equity Incentive Plan, and no further awards were granted under the 2009 Plan thereafter. The 2009 Plan provided for the Company’s ability to grant eligible participants equity and equity-based awards in the form of incentive and nonstatutory stock options, stock appreciation rights, restricted stock, RSUs and other stock-based awards. The 2009 Plan continues to govern the terms and conditions of outstanding awards previously granted under the 2009 Plan.

As of December 31, 2021, awards outstanding under the 2009 Plan consisted of stock options to purchase an aggregate of 1,312,556 shares of our Class A common stock and no other form of awards were outstanding under the 2009 Plan.

2017 Equity Incentive Plan

Our Board adopted the 2017 Equity Incentive Plan (the “2017 Plan”) on September 22, 2017, and our stockholders approved the 2017 Plan on October 20, 2017. The 2017 Plan provided for our ability to grant eligible participants equity and equity-based awards in the form of incentive and nonstatutory stock options, stock appreciation rights, restricted stock, RSUs and other stock-based awards. Effective as of September 1, 2021, the 2021 Omnibus Incentive Plan was adopted by our Board and the 2017 Plan was terminated such that no new awards will be available under the 2017 Plan. The 2017 Plan continues to govern the terms and conditions of outstanding awards previously granted under the 2017 Plan.

As of December 31, 2021, awards outstanding under the 2017 Plan consisted of stock options to purchase an aggregate of 10,200,302 shares of our Class A common stock and no other form of awards were outstanding under the 2017 Plan.

2021 Omnibus Incentive Plan

Our Board adopted the 2021 Omnibus Incentive Plan (the “2021 Plan”), and our stockholders approved the 2021 Plan on September 1, 2021. The 2021 Plan provided for the Company’s ability to grant eligible participants equity and equity-based awards in the form of incentive and nonstatutory stock options, stock appreciation rights, restricted stock, RSUs and other stock-based awards. The initial aggregate number of shares of our Class A common stock that could be issued under the 2021 Plan was 21,300,000 shares, plus any shares of our Class A common stock subject to stock options that were assumed in the Business Combination. In addition, the number of shares available for issuance under the 2021 Plan will be annually increased on January 1 of each calendar year beginning in 2022 by an amount equal to 5% of the total outstanding shares of our Class A common stock on the last day of the prior calendar year. The maximum number of shares of our Class A common stock with respect to which incentive stock options may be granted under the 2021 Plan is 21,300,000 shares, and will not be subject to the annual adjustment provision described above.

As of December 31, 2021, awards outstanding under the 2021 Plan consisted of stock options covering an aggregate of 2,930,909 shares of our Class A common stock. No other form of awards were outstanding under the 2021 Plan.

2021 Employee Stock Purchase Plan

Our Board adopted the 2021 Employee Stock Purchase Plan (the “ESPP”), and our stockholders approved the ESPP on September 1, 2021. The purpose of the ESPP is to provide eligible employees with an opportunity to increase their proprietary interest in the success of the Company by purchasing our Class A common stock on favorable terms and to pay for such purchases through payroll deductions. The ESPP is administered by the compensation committee and a total of 425,100 shares of our Class A common stock was initially reserved for issuance under the ESPP. The ESPP has been implemented using consecutive six-month option periods, beginning on January 1st and July 1st of each year and ending on the last day of June and December, respectively. The purchase price per share of our Class A common stock under the ESPP is 85% of the fair market value per share on the last day of the option period.

As of December 31, 2021, no awards were outstanding under the ESPP. The first offering period under the 2021 Employee Stock Purchase Plan commenced on January 1, 2022.

Awards Granted Outside of Equity Incentive Plans

Prior to the Business Combination, the Company granted stock options to certain key executive officers (including Dr. Smythe and Mr. Blakeman) outside of its equity incentive plans. Such stock option grants were approved by our Board, but not our stockholders, at the time of grant. As of December 31, 2021, there were outstanding stock options to purchase an aggregate of 5,259,078 shares of our Class A common stock that were granted outside of our equity incentive plans.

In connection with the Business Combination, the Company granted, and our stockholders approved, performance-based RSUs (also called Earn-Out Shares) to certain employees and non-employee directors, which become vested if at any time between the 13-month anniversary of the consummation of the Business Combination and the 24-month anniversary of the consummation of the Business Combination, or in connection with a subsequent change in control, our Class A common share price is greater than or equal to $20.00 for a period of at least 20 out of 30 consecutive trading days, subject to continued service through such dates. As of December 31, 2021, there were 1,447,637 Earn-Out Shares of our Class A common stock contingently issuable.

Key Employee Severance Plan

On October 17, 2022, the Company’s Compensation Committee, as part of its ongoing review of the Company’s executive compensation and retention programs, approved the SomaLogic, Inc. Key Employee Severance Plan (the “Severance Plan”) and also on October 17, 2022, the Board ratified the Committee’s approval of the Severance Plan. The Severance Plan provides for severance payments and benefits to certain eligible employees, including the Company’s named executive officers.

Under the terms of the Severance Plan, in the event that a participant experiences a Termination Without Cause (as defined in the Severance Plan) or resigns for Good Reason (as defined in the Severance Plan) in each case that is not a Change in Control Termination (as defined below), the participant will receive, subject to his or her satisfaction of the conditions to severance described below, (i) a lump sum severance payment equal to a number of months of his or her base salary, which varies based on the participant’s designated employment tier (from 4 months for “Tier 4” participants to 12 months for “Tier 1” participants), (ii) payment of the premiums for the participant’s continued post-termination health insurance coverage or continued coverage under the Company’s health insurance plans for up to the number of months in the participant’s severance period, and (iii) in the case of a “Tier 1” participant, an additional 12 months’ of vesting acceleration for the participant’s then outstanding and unvested equity awards that are subject to service-based vesting.

In addition, in the event that a participant experiences a Termination Without Cause or resigns for Good Reason within twelve (12) months after a Change in Control (a “Change in Control Termination”), the participant will receive, subject to his or her satisfaction of the conditions to severance described below, (i) a lump sum severance amount equal to a number of months of his or her base salary plus his or her target annual bonus opportunity (prorated for partial years in the severance period), which number of months varies based on the participant’s designated employment tier (from 6 months for “Tier 4” participants to 18 months for “Tier 1” participants), (ii) payment of the premiums for the participant’s continued post-termination health insurance coverage or continued coverage under the Company’s health insurance plans for up to the number of months in the participant’s severance period, and (iii) full vesting acceleration of each of the participant’s then outstanding and unvested equity awards that are subject to service-based vesting.

As a condition to a participant’s receipt of payments or benefits under the Severance Plan, the participant must execute and not revoke a general waiver and release of all claims against the Company. If the payments or benefits payable under the Severance Plan would be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended, then those payments or benefits will be reduced if such reduction would result in a higher net after tax benefit to the participant.

Potential Payments upon Termination or Change in Control

The Company does not provide “single-trigger” severance payments that are prompted solely by a change in control.

Pursuant to certain employment agreements and the Severance Plan, in the event that any executive officer party to such an employment agreement or participant in the Severance Plan experiences a qualifying termination during the 12-month period following a “change in control” (as defined in the agreements or the Severance Plan, as applicable), such person would receive the payments and benefits discussed in the sections above entitled “Executive Employment Agreements—Enhanced Severance” and “Key Employee Severance Plan”, as applicable.

NON-EMPLOYEE DIRECTOR COMPENSATION

The following table sets forth the compensation of our non-employee directors in the fiscal year ended December 31, 2021. Dr. Smythe receives no additional compensation for his services as a director of the Company. The following table does not include any directors of CMLS II prior to the Business Combination, to the extent that those directors did not become directors of the Company at any time following the Business Combination.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(4) ($)	Option Awards(5) ($)	Total ($)

Charles M. Lillis	74,500	45,499	429,410	549,409

Jessica Mathews(1)	20,000	-	261,804	281,804

Anne Margulies	51,000	26,235	429,410	506,645

Franck Moison(1)	22,375	-	49,648	72,023

Richard Post	63,750	29,100	429,410	522,260

Eli Casdin	58,000	26,453	485,395	569,848

Robert Barchi(2)	12,500	21,923	379,762	414,185

Troy Cox(2)	14,000	24,556	379,762	418,318

Stephen Quake(2)	11,250	19,732	379,762	410,744

Ted Meisel(2)	10,000	17,540	379,762	407,302

Kevin Conroy(3)	-	17,540	-	17,540

(1)	Jessica Mathews and Franck Moison resigned from the Board in June 2021.
(2)	Robert Barchi, Troy Cox, Stephen Quake and Ted Meisel joined the Board in the last quarter of 2021.
(3)	Kevin Conroy resigned from the Board in November 2021.
(4)	The amounts reported represent the aggregate grant date fair value of the performance-based RSUs, also called “Earn-Out Shares,” awarded to our directors in the fiscal year ended December 31, 2021, calculated in accordance with FASB ASC Topic 718. The amounts reported include incremental compensation due to any modifications. See Note 13 to our consolidated financial statements included elsewhere in this prospectus for the assumptions used in calculating the grant date fair value.
(5)	The amounts reported represent the aggregate grant date fair value of the stock options awarded under our 2017 Equity Incentive Plan and our 2021 Omnibus Incentive Plan to our directors in the fiscal year ended December 31, 2021, calculated in accordance with FASB ASC Topic 718. The amounts reported include incremental compensation due to any modifications. See Note 13 to our consolidated financial statements included elsewhere in this prospectus for the assumptions used in calculating the grant date fair value.

The following table sets forth the number of stock awards (consisting solely of the Earn-Out Shares) and stock options held by each non-employee director as of December 31, 2021. Ms. Mathews, Mr. Moison, and Mr. Conroy did not hold any outstanding equity awards as of December 31, 2021.

Name	Stock Awards (#)	Option Awards (#)

Charles M. Lillis	6,462	67,657
Anne Margulies	3,726	117,943
Richard Post	4,133	117,943
Eli Casdin	3,757	88,610
Robert Barchi	3,131	46,705
Troy Cox	3,507	46,705
Stephen Quake	2,818	46,705
Ted Meisel	2,505	46,705

Non-Employee Director Compensation

Our Board sets non-employee director compensation which is designed to provide competitive compensation necessary to attract and retain high quality non-employee directors and to encourage ownership of Company stock to further align their interests with those of our stockholders. Each non-employee director of the Company is eligible to receive an annual fee of $40,000, and the chairs of the Board, audit committee, compensation committee, and nominating and governance committee are eligible to receive an annual fee of $40,000, $20,000, $14,500 and $10,000, respectively. In addition, the members of the audit committee, compensation committee, and nominating and governance committee (other than the chairs) are eligible to receive an annual fee of $10,000, $6,000 and $5,000, respectively. All annual fees are paid in quarterly installments.

The Company also grants annual stock options to its non-employee directors with a target grant date value of $380,000. 25% of the stock options vest on the first anniversary of the grant date, and the remaining portion of the award vests in equal installments over the next 36 months thereafter, subject to the non-employee directors remaining on our Board through the applicable vesting dates.

In the first quarter of 2021, the Board granted stock options to each of Ms. Margulies, Mr. Moison, Mr. Post, Mr. Casdin, Mr. Lillis and Ms. Mathews in consideration for their service prior to the Business Combination. In addition, in connection with their resignation from the Board in June 2021, the Company modified options held by Ms. Mathews and Mr. Moison to accelerate the vesting and/or extend contractual terms. In connection with the Business Combination, the Company (i) adopted the 2021 Omnibus Incentive Plan, under which non-employee directors will be subject to an annual compensation limit of $700,000 and (ii) granted Earn-Out Shares to certain non-employee directors, which become vested if at any time between the 13-month anniversary of the consummation of the Business Combination and the 24-month anniversary of the consummation of the Business Combination, or in connection with a subsequent change in control, our Class A common share price is greater than or equal to $20.00 for a period of at least 20 out of 30 consecutive trading days, subject continued service through such dates.

CERTAIN RELATIONSHIPS, RELATED PARTY AND OTHER TRANSACTIONS

CMLS II’s Related Party Transactions

Founder Shares

On December 17, 2020, the Sponsor paid $25,000, or approximately $0.004 per share, to cover certain offering costs in consideration for 5,750,000 CMLS II Class B common stock, par value $0.0001 (“Founder Shares”). In January and February 2021, the Sponsor transferred 25,000 Founder Shares to certain CMLS II directors. On February 22, 2021, CMLS II effected a 1:1.2 stock split of the Class B common stock, resulting in our Sponsor holding an aggregate of 6,800,000 Founder Shares and there being an aggregate of 6,900,000 Founder Shares outstanding, including up to 900,000 Founder Shares subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option was exercised. As a result of the underwriters’ election to fully exercise their over-allotment option on February 25, 2021, none of the Class B shares were forfeited.

The Initial Stockholders agreed to (i) waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of the Business Combination, (ii) waive their redemption rights with respect to their Founder Shares and Public Shares in connection with a stockholder vote to approve an amendment to the CMLS II charter to modify the substance or timing of its obligation to redeem 100% of our Public Shares if CMLS II did not complete an initial business combination within 24 months from the closing of the IPO or to provide for redemption in connection with a business combination and (iii) waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if CMLS II failed to complete an initial business combination within 24 months from the closing of the IPO.

Private Placement Warrants

The Sponsor and CMLS II’s independent directors have purchased an aggregate of 5,013,333 Private Placement Warrants at a price of $1.50 per Private Placement Warrant, for an aggregate purchase price of $7,520,000. The Sponsor purchased 4,346,669 Private Placement Warrants, and certain CMLS II directors purchased 166,666 Private Placement Warrants each. The Private Placement Warrants are identical to the Public Warrants except that the Private Placement Warrants, so long as they are held by the Sponsor or its permitted transferees, (i) will not be redeemable by us (except as described herein), (ii) may not (including the Common Stock issuable upon exercise of these Private Placement Warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the consummation of the Business Combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to certain registration rights.

If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by us and exercisable by the holders on the same basis as the Public Warrants.

Registration Rights

The holders of the Founder Shares, Private Placement Warrants (and any shares of Common Stock issuable upon the exercise of the Private Placement Warrants) are entitled to registration rights pursuant to an Amended and Restated Registration Rights Agreement dated as of September 1, 2021 (“Amended and Restated Registration Rights Agreement”), requiring the Company to register such securities for resale. The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a business combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the Amended and Restated Registration Rights Agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Promissory Note — Related Party

On December 17, 2020, the Sponsor agreed to loan CMLS II up to $300,000 to be used for a portion of the expenses of the IPO. This loan was non-interest bearing and payable on the earlier of March 31, 2021 or the completion of the IPO. No amounts were ever borrowed under the promissory note.

Underwriting Agreement

The underwriter was entitled to a deferred fee of $0.35 per Unit, or $9,660,000 in the aggregate. The deferred fee became payable to the underwriter from the amounts held in the Trust Account solely upon the event that CMLS II completed a business combination and was paid to the underwriter at Closing.

Forward Purchase Agreement

CMLS II entered into separate forward purchase agreements with affiliates of the Sponsor, Casdin Capital, LLC (“Casdin”) and Corvex Management LP (“Corvex”), in their capacities as investment advisors on behalf of one or more investment funds, clients or accounts managed by each of Casdin and Corvex, respectively (collectively, their “Clients”), pursuant to which, subject to the conditions described below, they caused the Clients to purchase from CMLS II up to an aggregate amount of 7,500,000 shares of Common Stock, or the forward purchase shares, for $10.00 per forward purchase share, or an aggregate amount of up to $75,000,000, in the PIPE Investment. The amount of forward purchase shares sold pursuant to the forward purchase agreements was determined in CMLS II’s discretion based on CMLS II’s need for additional capital to consummate the Business Combination. Under each forward purchase agreement, CMLS II was required to approach Casdin and Corvex if it proposed to raise additional capital by issuing any equity, or securities convertible into, exchangeable or exercisable for equity securities in connection with the Business Combination. The respective obligations of Casdin and Corvex to purchase forward purchase shares was, among other things, conditioned on CMLS II completing a business combination with a company engaged in a business that is within the investment objectives of the Clients purchasing forward purchase shares and on the business combination (including the target assets or business, and the terms of the business combination) being reasonably acceptable to such Clients as determined by Casdin or Corvex, as relevant, as investment advisors on behalf of such Clients. Each of Casdin and Corvex had the right to transfer a portion of its purchase obligation under the forward purchase agreement to third parties, subject to compliance with applicable securities laws. To the extent that CMLS II obtained alternative financing to fund the initial business combination and the Clients participated in such financing, the aggregate commitment under the forward purchase agreement was reduced by the amount of such alternative financing. The Clients (directly or through one or more affiliates) agreed to purchase an aggregate of 5,000,000 shares of Common Stock in the PIPE Investment, which satisfied the obligations of Casdin and Corvex under the forward purchase agreements. As a result, CMLS II, Casdin and Corvex terminated the obligations under the forward purchase agreements at the Closing.

PIPE Subscription Agreement

In connection with the Business Combination, CMLS II entered into the Subscription Agreements each dated as of March 28, 2021 (the “Subscription Agreements”) with certain institutional and accredited investors (“PIPE Investors”), pursuant to which, among other things, CMLS II agreed to issue and sell to the PIPE Investors, in private placements to close immediately prior to the Closing, an aggregate of 36,500,000 shares of Common Stock at $10.00 per share, for an aggregate purchase price of $365,000,000. The obligations to consummate the subscriptions are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement. The PIPE Investment was consummated concurrently with the Closing.

Old SomaLogic’s Related Party Transactions

Avia Consulting Agreement

In June 2019, the Company entered into a consulting agreement (the “Master Agreement”) with Abundant Venture Innovation Accelerator (“AVIA”), a company that engages in business incubation activities. In July 2021, we entered into a consulting agreement (the “Consulting Milestone Agreement”) with AVIA, to provide services related to expanding our contractual relationships with health system providers. AVIA is a related party to the Company because Ted Meisel, a member of our Board as of September 1, 2021, also serves on the board of directors of AVIA. Pursuant to the Master Agreement and the Consulting Milestone Agreement, the Company agreed to pay AVIA for business development activities. Pursuant to the Master Agreement and the Consulting Milestone Agreement, the Company agreed to pay AVIA for business development activities. For the year ended December 31, 2021, the Company paid $0.9 million for these consulting services in addition to issuing Common Stock for an aggregate fair value of approximately $0.8 million for milestones achieved, with a remaining commitment of $0.04 million.

Eli Casdin

Prior to the consummation of the Business Combination, Eli Casdin served as a director of Old SomaLogic since December 2020 (upon being designated by the holders of Old SomaLogic’s Series A preferred stock pursuant to the terms of the Series A Financing described in this section) and also served as the Chief Executive Officer of CMLS II. Effective December 2020, Mr. Casdin was entitled to receive $56,000 annually as a director of Old SomaLogic. Additionally, Mr. Casdin is a beneficial owner of the Sponsor because Sponsor is controlled by C-LSH II LLC, an entity affiliated with Mr. Casdin. As a result, Mr. Casdin is a related party. As a result of the consummation of the transactions contemplated by the Merger, Mr. Casdin was entitled to, but did not elect to, receive a portion of the merger consideration as cash.

In view of Mr. Casdin’s role with CMLS II, Mr. Casdin did not attend any of the Old SomaLogic board of directors’ meetings that discussed the proposed Merger and Business Combination or any alternative opportunities under consideration by Old SomaLogic, nor did Mr. Casdin vote on any such matters. After the Old SomaLogic board of directors approved entering into the Merger Agreement with CMLS II, Mr. Casdin, in his capacity as an Old SomaLogic Series A preferred stock director, provided his consent to Old SomaLogic entering into the Merger Agreement.

Series A Financing

On November 20, 2020, Old SomaLogic entered into a Series A Preferred Stock Purchase Agreement, pursuant to which Old SomaLogic issued an aggregate of 31,485,973 shares of Old SomaLogic Series A preferred stock in November and December 2020 at a purchase price of $6.78 per share for aggregate consideration of approximately $213.5 million.

The participants in this preferred stock financing include certain holders of more than 5% of Old SomaLogic’s stock. The following table sets forth the aggregate number of shares of Old SomaLogic Series A preferred stock issued to these related persons in this preferred stock financing:

Name	Shares	Aggregate Purchase Price	Date of Issuance
Casdin Partners Master Fund, L.P.	4,424,778	$29,999,995	November 20, 2020
Casdin Private Growth Equity Fund, L.P.	1,474,926	9,999,998	November 20, 2020
Madryn Health Partners, LP(1)	980,936	6,650,746	November 20, 2020
Madryn Health Partners (Cayman Master), LP(1)	1,670,243	11,324,248	November 20, 2020
Novartis Pharma AG(2)	5,125,367	34,749,988	December 2020

(1)	In November 2020, Old SomaLogic signed an amendment to the Madryn Credit Agreement and issued a total of 2,651,179 shares of Series A preferred stock to Madryn Health Partners, LP, and Madryn Health Partners (Cayman Master), LP to reduce principal by $10.0 million, reduce the fixed annual interest rate and amend certain other provisions.
(2)	In December 2019, Old SomaLogic entered into a Simple Agreement for Future Equity (“SAFE”) with Novartis Pharma AG. The SAFE agreement provided Novartis Pharma AG with the right to purchase a SAFE for $5.0 million. Old SomaLogic received the $5.0 million from Novartis Pharma AG in February 2020 and, as a result, Novartis was issued 737,463 shares of Series A preferred stock in connection with the Series A preferred stock financing. Old SomaLogic received the aggregate purchase price in cash in December 2020 for the issuance of the remaining 4,387,904 shares of Series A preferred stock to Novartis Pharma AG.

Side Letters and Letter Agreements

In connection with Old SomaLogic’s Series A preferred stock financing, Old SomaLogic entered into a series of side letters containing various degrees of additional investor rights with each of the following related parties of Old SomaLogic: Casdin Partners Master Fund, L.P., Madryn Health Partners, LP, Madryn Health Partners (Cayman Master), LP and Novartis Pharma AG.

Master Collaboration Agreement

On September 20, 2019, Old SomaLogic entered into a MCA with Novartis, pursuant to which the parties engage in collaborative research efforts to advance the study of proteomic medicine. Under the MCA, Old SomaLogic agreed to provide SomaScan® assay services to Novartis upon Novartis’s submission of samples. Novartis is a related party because Novartis is a security holder of more than 5% of the issued and outstanding stock of Old SomaLogic. Under the MCA, Novartis is expected to pay the Company between $250 and $400 per sample provided to Old SomaLogic for scan services, with a minimum sample requirement of 55,000 samples total in 2020 and 60,000 samples total in 2021. The actual payment made by Novartis in 2020 was $13,768,045.

Independent Contractor Services Agreement

On July 31, 2017, Old SomaLogic entered into an Independent Contractor Services Agreement (“ICSA”) with CIO Source, LLC (“CIO Source”), pursuant to which CIO Source provides management consulting services to Old SomaLogic under individual statements of work issued under the ICSA. CIO Source is a related party because Greg Sparks, who currently serves as Chief Information Officer of Old SomaLogic, is the current founder of CIO Source. During the year 2019, Old SomaLogic paid CIO Source $1,0173,113 under the ICSA. During the year 2020, Old SomaLogic paid CIO Source $1,024,827 under the ICSA. During the year 2021, Old SomaLogic paid CIO Source $258,765 under the ICSA. The ICSA was terminated upon Mr. Spark’s acceptance of employment with Old SomaLogic.

Grant to Colorado Longitudinal Study

On March 18, 2019, Old SomaLogic committed to providing a grant of up to $1,000,000 (payable in 10 biannual installments of $100,000) to the Colorado Longitudinal Study (“COLS”), a 501(c)(3) non-profit organization, in the form of executing a Corporate Founder Pledge Agreement with COLS. The purpose of the proceeds of the grant to support the goals of COLS in creating a biobank repository of biological samples collected annually from Colorado residents. The intent is for the samples to be studied by scientific researchers. COLS is a related party to Old SomaLogic because Lawrence Gold, who previously served as Chairman of the Old SomaLogic board of directors and a member of management of Old SomaLogic (until his resignation, effective November 20, 2020), is the current Chairman of the Board of Directors of COLS. Old SomaLogic paid $200,000 pursuant to the Corporate Founder Pledge Agreement during the fiscal year ended December 31, 2019, paid $100,000 during the year ended December 31, 2020, and during the year ended December 31, 2021, we paid $0.2 million of an unconditional contribution to COLS. As of December 31, 2021, a pledge of $0.4 million remained outstanding and is expected to be paid out within the 2022 fiscal year.

Severance Agreement and First Amendment to Severance Agreement

Old SomaLogic entered into a severance agreement with Lawrence Gold, as amended effective December 4, 2020, providing for the terms and conditions of his continued service with Old SomaLogic. Pursuant to the agreement, Mr. Gold will serve as an employee of Old SomaLogic through the period ending on December 31, 2021, and during the period beginning on January 1, 2022, through June 30, 2023, Mr. Gold will serve as a consultant to Old SomaLogic pursuant to the terms of a consulting services agreement, in each case, unless Mr. Gold’s service is terminated earlier in accordance with the terms of the agreement. The agreement provides that, among other things, during the period that Mr. Gold serves as an employee, Mr. Gold will be (i) entitled to an annual base salary equal to $475,000, (ii) eligible for an annual incentive bonus equal to $200,000, with the actual amount paid based upon the achievement of certain performance metrics and (iii) entitled to salary continuation through December 31, 2021 in the event that Old SomaLogic terminates his employment other than for “cause” (as defined in the agreement), and other than in the event of his death or “disability” (as defined in the agreement), subject to Mr. Gold’s execution of a general release of claims in favor of Old SomaLogic. The agreement provides that, among other things, during the period that Mr. Gold serves as a consultant, Mr. Gold will be (i) entitled to a monthly payment equal to $39,583, (ii) for the 2022 calendar year, eligible for an annual incentive bonus equal to $200,000, with the actual amount paid based upon the achievement of certain performance metrics and (iii) entitled to a lump-sum payment in an amount equal to the remaining consulting fee through June 30, 2023 in the event that Old SomaLogic terminates his consultancy other than for cause, subject to Mr. Gold’s execution of a general release of claims in favor of Old SomaLogic.

In connection with the agreement, Mr. Gold resigned from the Old SomaLogic board of directors, effective November 20, 2020. Further, on December 4, 2020, the Old SomaLogic board of directors took action to fully accelerate the vesting of the stock options granted to Mr. Gold, and to provide that such stock options will remain outstanding for the duration of their term.

Madryn Options

The Company may, from time to time, grant nonqualified stock options to eligible individuals and incentive stock options only to eligible employees. The Company will determine the number of shares of Common Stock subject to each option, the term of each option, which may not exceed 10 years, or five years in the case of an incentive stock option granted to a 10 percent stockholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of Common Stock at the time of grant or, in the case of an incentive stock option granted to a 10 percent stockholder, 110% of such share’s fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the Administrator at grant, and the exercisability of such options may be accelerated by the Administrator.

As a result of the Business Combination, each share of Class B common stock of Old SomaLogic was cancelled and converted into a portion of the merger consideration on the terms set forth in the Merger Agreement. Pursuant to the terms of the Merger Agreement, the aggregate merger consideration paid in connection with the Business Combination (excluding any potential Earn-Out Shares) was $1,250 million, which consists of cash payments (at the election of Old SomaLogic stockholders) of $50.0 million and equity consideration in the form of (i) the issuance of shares of Common Stock of the Company and (ii) rollover of Old SomaLogic’s outstanding options. The number of shares of Common Stock issued to Old SomaLogic stockholders was based on a deemed value of $10.00 per share after giving effect to an exchange ratio of 0.8381. Accordingly, (i) $50 million cash was paid to SomaLogic stockholders (thereby reducing the aggregate number of shares issuable under the Merger Agreement at Closing from 125,000,000 to 120,000,000 shares of Common Stock), (ii) 110,973,213 shares of Common Stock were issued to Old SomaLogic stockholders on the Closing Date and (iii) the remaining balance of the 120,000,000 shares of Common Stock to be issued under the Merger Agreement may be issued in the future upon the exercise of options of the Company that were converted from Old SomaLogic options.

Pursuant to a Non-Statutory Stock Option Agreement, dated as of September 1, 2020, Old SomaLogic granted to Lawrence Gold an option to purchase 1,000,000 shares of Old SomaLogic’s Class B common stock. Pursuant to a Stock and Option Purchase Agreement, dated as of June 30, 2021, by and among Lawrence Gold and the entities set forth on Schedule I thereto (collectively, the “Sellers”), and Madryn Health Partners, LP, a Delaware limited partnership and Madryn Health Partners (Cayman Master), LP, a limited partnership formed in the Cayman Islands (collectively, “Madryn”), the Sellers transferred, on July 1, 2021, (i) 2,000,000 shares of Old SomaLogic Class B common stock at a purchase price of $10.00 per share (or 1,676,198 shares of Common Stock at a purchase price of $11.93 after giving effect to the exchange ratio of 0.8381) and (ii) options to acquire up to 1,000,000 shares of Old SomaLogic Class B common stock at purchase price of $6.00 per option (or options to acquire up to 838,100 shares of Common Stock at a purchase price of $7.16 per option after giving effect to the exchange ratio of 0.8381) to Madryn (the “Madryn Options”).

Executive Agreements

For a description of the employment agreements and compensation arrangements with our named executive officers and directors, see the section entitled “—Executive Employment Agreements.”

Related Party Transactions Entered into in Connection with the Business Combination

In connection with the Business Combination, certain agreements were entered into pursuant to the Merger Agreement. These agreements include:

Amended and Restated Registration Rights Agreement

In connection with the closing of the Business Combination, the Company, the Sponsor and certain other parties thereto (collectively, the “rights holders”) entered into the Amended and Restated Registration Rights Agreement, which amended and restated in its entirety the Registration Rights Agreement, dated February 22, 2021, by and between CMLS II and the parties thereto. Pursuant to the terms of the Amended and Restated Registration Rights Agreement, the Company must prepare and file with the SEC, no later than 30 days after the Closing Date, a shelf registration statement for an offering to be made on a continuous basis from time to time with respect to the resale of the registrable shares under the Amended and Restated Registration Rights Agreement. The Company is further required to use commercially reasonable efforts to cause such shelf registration statement to be declared effective as soon as possible after filing, but in no event later than the earlier of 60 days following the filing date thereof and five business days after the SEC notifies the Company that it will not review such registration statement, subject to extension in the event that the registration is subject comments from the SEC.

In addition, pursuant to the terms of the Amended and Restated Registration Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the rights holders may demand at any time or from time to time, that the Company file a registration statement on Form S-1 or Form S-3 to register certain shares of Common Stock held by such rights holders. The Amended and Restated Registration Rights Agreement will also provide the rights holders with “piggy-back” registration rights, subject to certain requirements and customary conditions. The Company will bear the expenses incurred in connection with the filing of any such registration statement.

Forfeiture Agreement

In connection with the execution of the Merger Agreement, CMLS II and the Sponsor entered into the Forfeiture Agreement whereby the Sponsor agreed to forfeit certain of its CMLS II Class B common stock. Under the Forfeiture Agreement, up to 33% of Sponsor’s shares were subject to forfeiture based on the extent of redemptions from the Trust Account, such that Sponsor shall forfeit the full 33% of such shares if there were redemptions for 100% of the Trust Account and no shares if there were 0% redemptions (with the portion of such 33% of Sponsor’s shares that were forfeited adjusting on a linear basis in between 100% and 0% redemptions from the Trust Account). Sponsor did not forfeit any of its CMLS II Class B common stock.

Stockholder Support Agreement

In connection with the execution of the Merger Agreement, CMLS II entered into the Stockholder Support Agreement with certain stockholders of Old SomaLogic, pursuant to which, among other things, such stockholders executed written consents with respect to their shares of Old SomaLogic stock held of record or thereafter acquired in favor of the Merger and related matters, in each case, on the terms and subject to the conditions set forth in the Stockholder Support Agreement.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, the Sponsor entered into the Sponsor Support Agreement with CMLS II and Old SomaLogic, pursuant to which, among other things, the Sponsor agreed to vote all shares of CMLS II common stock beneficially owned by the Sponsor in favor of each of the proposals and any other matters necessary or reasonably requested by Old SomaLogic for consummation of the Merger and the other transactions contemplated by the Merger Agreement, and against any other competing business combination proposal.

The Sponsor Support Agreement provided that the Sponsor would not redeem any shares of its CMLS II common stock in connection with the Merger.

The Sponsor also agreed, subject to certain exceptions, not to (a) transfer any of its CMLS II Class B common stock or Private Placement Warrants, (b) enter into any swap or other arrangement that transferred to another the Sponsor’s CMLS II Class B common stock or Private Placement Warrants, and (c) publicly announce any intention to effect any transaction specified by the foregoing until the earlier of (i) the Effective Time (as defined in the Merger Agreement), (ii) such date and time as the Merger Agreement is terminated in accordance with its terms (the earlier of (i) and (ii), the “Expiration Time”), and (iii) the liquidation of CMLS II subsequent to the Closing.

The Sponsor Support Agreement provides for the terms of the Sponsor’s lock-up period with respect to its capital stock and warrants, the agreement also provides that no amendment may be made to the Inside Letter.

The Sponsor Support Agreement shall terminate and be of no further force or effect upon the earliest of: (i) the Expiration Time (as defined in the Merger Agreement), (ii) the liquidation of the Company, and (iii) the written agreement of the Company and Sponsor. Upon such termination of the Sponsor Support Agreement, all obligations of the parties under such agreement will terminate, without any liability or other obligation on the part of any party to any person in respect hereof or the transactions contemplated hereby, and no party shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of the Sponsor Support Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Sponsor Support Agreement prior to such termination.

Insider Letter

In connection with the underwriting agreement and the IPO, CMLS II, the Sponsor and each insider entered into the Insider Letter providing for a lock-up in relation to the Sponsor’s Class B common stock of CMLS II or any shares of Class A common stock of CMLS II until the earlier of (a) one year after the completion of the Company’s initial business combination and (b) subsequent to the business combination, (x) if the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) for any 20 trading days within any 30-day trading day period commencing at least 150 days after the consummation of the Business Combination, or (y) the date following the completion of the Business Combination on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash securities or other property. The Sponsor and each insider also agreed not to transfer any Private Placement Warrants (or any share of Common Stock issued or issuable upon the exercise of the Private Placement Warrants), until 30 days after the completion of the Business Combination.

Lock-up Agreements

In connection with the execution of the Merger Agreement, Old SomaLogic agreed to use reasonable best efforts to obtain a Stockholder Lock-Up Agreement from each Old SomaLogic stockholder holding more than 1% of the outstanding capital stock of Old SomaLogic. Pursuant to such Stockholder Lock-Up Agreement, each stockholder agreed, from the Closing Date until the earliest of (a) the date that is 180 calendar days from the Closing Date, and (b) the date following the Closing Date on which the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Company capital stock for cash, securities or other property; not to (i) sell, offer to sell, contract or agree to sell, hypothecate pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to shares of Common Stock issued to such stockholder pursuant to the Merger Agreement (such shares of Common Stock, the “Lock-up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-up Shares, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii). Notwithstanding the foregoing, the referred stockholder may take any of the actions specified in clauses (i), (ii) and (iii) above at any time after the first date on which the closing price of Common Stock has equaled or exceeded $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.

Indemnification Agreements

Our Amended and Restated Certificate of Incorporation contains provisions limiting the liability of directors, and our Amended and Restated Bylaws (as amended from time to time, the “Bylaws”), provide that the Company will indemnify each of its directors to the fullest extent permitted under Delaware law. Our Amended and Restated Certificate of Incorporation and Bylaws also provide our board of directors with discretion to indemnify officers and employees when determined appropriate by the Company’s board of directors.

The Company entered into new indemnification agreements with each of its directors and executive officers and certain other key employees. The indemnification agreements provide that the Company will indemnify each of its directors, executive officers, and such other key employees against any and all expenses incurred by that director, executive officer, or other key employee because of his or her status as one of the Company’s directors, executive officers, or other key employees, to the fullest extent permitted by Delaware law, the Amended and Restated Certificate of Incorporation and the Bylaws. In addition, the indemnification agreements provide that, to the fullest extent permitted by Delaware law, the Company will advance all expenses incurred by its directors, executive officers, and other key employees in connection with a legal proceeding involving his or her status as a director, executive officer, or key employee.

Related Party Policy

Under our Code of Business Conduct and Ethics, our directors, officers, employees, and contractors are required to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by our Board (or the appropriate committee of our Board) or as disclosed in our public filings with the SEC. Conflict of interest situations include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the Company.

In addition, our audit committee, pursuant to its written charter and our Related Party Transactions Policy, is responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present is required in order to approve a related party transaction. A majority of the members of the entire audit committee constitutes a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee is required to approve a related party transaction. We also require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer. In approving or rejecting the proposed transactions, the audit committee will take into account all of the relevant facts and circumstances available, and may approve any such transaction only if it determines that, under all of the circumstances, the transaction is in the best interests of the Company.

Under Item 404 of Regulation S-K, a “Related Person Transaction” is a transaction, arrangement or relationship in which the Company or its subsidiary was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. Transactions involving compensation for services provided to the Company or its subsidiary as an employee, consultant or director will not be considered related person transactions under this policy. A “Related Person” means:

●	any person who is, or at any time during the applicable period was, one of the Company’s officers or one of the Company’s directors;

●	any person who is known by the Company to be the beneficial owner of more than 5% of its voting stock; and

●	any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of its voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of its voting stock.

The Company has policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to our Amended and Restated Certificate of Incorporation, the audit committee will have the responsibility to review related party transactions.

Under the related person transaction policy, the related person in question or, in the case of transactions with a beneficial holder of more than 5% of the Company’s voting stock, an officer with knowledge of a proposed transaction, will be required to present information regarding the proposed related person transaction to the Company’s audit committee (or to another independent body of our Board) for review. To identify related person transactions in advance, the Company will rely on information supplied by its executive officers, directors and certain significant stockholders. In considering related person transactions, the Company’s audit committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:

●	the related person’s interest in the transaction;

●	the approximate dollar value of the amount involved in the transaction;

●	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

●	whether the transaction was undertaken in the ordinary course of business of the Company;

●	whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to the Company than terms that could have been reached with an unrelated third party;

●	the purpose of, and the potential benefits to the Company of, the transaction; and

●	any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The Company’s audit committee will approve only those transactions that it determines are fair to the Company and in the Company’s best interests.

PRINCIPAL SECURITYHOLDERS

The following table sets forth information with respect to the beneficial ownership of our capital stock, as of April 14, 2022, for:

●	each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock;

●	each of our named executive officers and directors; and

●	all of our executive officers and directors as a group.

The number of shares beneficially owned by each stockholder is determined under rules of the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

We have based our calculation of the percentage of beneficial ownership on 182,217,516 shares of common stock outstanding as of April 14, 2022.

Name and Address of Beneficial Owner	Number of shares of Common Stock	% of Common Stock	% of Total Voting Power
Directors & executive officers(1)
Roy Smythe(2)	2,037,413	1.1%	1.1%
Melody Harris(3)	946,477	*	*
Shaun Blakeman	—	*	*
Charles M. Lillis(4)	410,668	*	*
Amy Graves(5)	103,461	*	*
Ruben Gutierrez	68,098	*	*
Eli Casdin(7)(8)(9)(10)	19,203,053	10.5%	10.5%
Troy Cox(11)	75,000	*	*
Stephen Quake(12)	425,000	*	*
Anne Margulies(13)	80,763	*	*
Richard Post(14)	74,763	*	*
Ted Meisel	—	*	*
Robert Barchi(15)	4,200	*	*
All directors and executive officers as a group (13 individuals)	22,428,896	12.9%	12.9%
5% beneficial owners
Casdin Private Growth Equity Fund, LP(8)(9)	12,389,082	6.8%	6.8%
Novartis(16)	10,367,340	5.7%	5.7%
Lawrence Gold and affiliates(17)	9,133,066	5.0%	5.0%

*	Indicates beneficial ownership of less than 1%.

(1)	The business address of each of these stockholders is c/o SomaLogic, 2945 Wilderness Place, Boulder, Colorado 80301.

(2)	Consists of options to purchase 2,037,413 shares of Common Stock that are exercisable within 60 days of April 14, 2022.

(3)	Consists of options to purchase 946,477 shares of Common Stock that are exercisable within 60 days of April 14, 2022.

(4)	Consists of (i) 276,573 shares of Common Stock held of record by Charles M. Lillis, (ii) 100,572 shares of Common Stock held of record by The Lillis Foundation, (iii) 12,571 shares of Common Stock held of record by CAG LLC, and (iv) options to purchase 20,952 shares of Common Stock that are exercisable within 60 days of April 14, 2022. Mr. Lillis may be deemed to be a beneficial owner of the shares held directly by CAG LLC and The Lillis Foundation as a result of Mr. Lillis’ voting and dispositive power with respect to the shares.

(5)	Consists of options to purchase 103,461 shares of Common Stock that are exercisable within 60 days of April 14, 2022.

(6)	Consists of options to purchase 68,098 shares of Common Stock that are exercisable within 60 days of April 14, 2022.

(7)	CMLS Holdings II LLC is the record holder of 6,800,000 shares of Common Stock. Eli Casdin is a member of the board of managers of CMLS Holdings II LLC and shares voting and investment discretion with respect to the Common Stock held of record by CMLS Holdings II LLC.

(8)	Consists of (i) 7,416,812 shares of Common Stock held by Casdin Partners Master Fund, L.P. and (ii) 2,472,270 shares of Common Stock held by Casdin Private Growth Equity Fund, L.P. The shares held by Casdin Partners Master Fund, L.P. may be deemed to be indirectly beneficially owned by (i) Casdin Capital, LLC, the investment adviser to Casdin Partners Master Fund, L.P., (ii) Casdin Partners GP, LLC, the general partner of Casdin Partners Master Fund L.P., and (iii) Eli Casdin, the managing member of Casdin Capital, LLC and Casdin Partners GP, LLC. The address for the Casdin entities noted herein is 1350 Avenue of the Americas, Suite 2600, New York, New York 10019.

(9)	Includes 2,500,000 shares of Common Stock issued in a private placement pursuant to subscription agreements each entered into on March 28, 2021 (the “PIPE Investment”) to Casdin Partners Master Fund, L.P. The shares may be deemed to be indirectly beneficially owned by (i) Casdin Capital, LLC, the investment adviser to Casdin Partners Master Fund, L.P., (ii) Casdin Partners GP, LLC, the general partner of Casdin Partners Master Fund L.P., and (iii) Eli Casdin, the managing member of Casdin Capital, LLC and Casdin Partners GP, LLC.

(10)	Consists of options to purchase 13,971 shares of Common Stock that are exercisable within 60 days of April 14, 2022.

(11)	Consists of (i) 25,000 shares of Common Stock held of record by Troy Cox and (ii) 50,000 shares of Common Stock issued in the PIPE Investment to Mr. Cox.

(12)	Consists of (i) 25,000 shares of Common Stock held of record by Stephen Quake, (ii) 150,000 shares of Common Stock held of record by Quake 2017 Charitable Remainder Unitrust, (iii) 150,000 shares of Common Stock held of record by The Eleftheria Foundation, and (iv) 100,000 shares of Common Stock held of record by DeltaXDeltaP Hbar Trust. Mr. Quake may be deemed to be a beneficial owner of the shares held directly by Quake 2017 Charitable Remainder Unitrust, The Eleftheria Foundation and DeltaXDeltaP Hbar Trust as a result of Mr. Quake’s voting and dispositive power with respect to the shares.

(13)	Consists of (i) 20,000 shares of Common Stock held of record by Anne Margulies and (ii) options to purchase 60,763 shares of Common Stock that are exercisable within 60 days of April 14, 2022.

(14)	Consists of (i) 54,000 shares of Common Stock held of record by Richard Post and (ii) options to purchase 20,763 shares of Common Stock that are exercisable within 60 days of April 14, 2022.

(15)	Consists of options to purchase 4,200 shares of Common Stock that are exercisable within 60 days of April 14, 2022.

(16)	Consists of (i) 1,676,200 shares of Common Stock held of record by Novartis Institutes for BioMedical Research, Inc. (“Novartis Research”) and (ii) 8,591,140 shares of Common Stock held of record by Novartis Pharma AG. Also includes 100,000 shares of Common Stock issued to Novartis Pharma AG in the PIPE Investment. The business address for Novartis Research is 700 Main Street 421Q, Cambridge, MA 02139. The business address for Novartis Pharma AG is Lichstrasse 35, Basel, Switzerland 4056.

(17)	Consists of (i) 437,822 shares of Common Stock jointly held with his wife, (ii) 3,713,076 shares of Common Stock held of record by MorrGold Holdings, LLC and (iii) 4,982,168 shares of Common Stock held of record by MorrGold II, LLC. Mr. Gold and his wife are the managers of MorrGold Holdings, LLC and MorrGold II, LLC. Mr. Gold shares voting and dispositive power with respect to all such shares. The principal business address of the Reporting Person is 1033 5th Street, Boulder, CO 80302.

SELLING SECURITYHOLDERS

The Selling Securityholders may offer and sell, from time to time, any or all of the shares of Common Stock or Private Placement Warrants being offered for resale by this prospectus, which consists of:

●	up to 36,500,000 PIPE Shares;

●	up to 6,900,000 Founder Shares;

●	up to 5,013,333 shares of Common Stock issuable upon the exercise of Private Placement Warrants; and

●	up to 5,013,333 Private Placement Warrants.

The Selling Securityholders may from time to time offer and sell any or all of the shares of Common Stock or Private Placement Warrants set forth below pursuant to this prospectus. In this prospectus, the term “Selling Securityholders” includes (i) the entities identified in the table below (as such table may be amended from time to time by means of an amendment to the registration statement of which this prospectus forms a part or by a supplement to this prospectus) and (ii) any donees, pledgees, transferees or other successors-in-interest that acquire any of the securities covered by this prospectus after October 15, 2021 from the named Selling Securityholders as a gift, pledge, partnership distribution or other non-sale related transfer.

The following tables provide, as of October 15, 2021, information regarding the beneficial ownership of our Common Stock and Private Placement Warrants of each Selling Securityholder, the number of shares of Common Stock and number of Private Placement Warrants that may be sold by each Selling Securityholder under this prospectus and that each Selling Securityholder will beneficially own after this offering.

Because each Selling Securityholder may dispose of all, none or some portion of their securities, no estimate can be given as to the number of securities that will be beneficially owned by a Selling Securityholder upon termination of this offering. For purposes of the tables below, however, we have assumed that after termination of this offering none of the securities covered by this prospectus will be beneficially owned by the Selling Securityholders and further assumed that the Selling Securityholders will not acquire beneficial ownership of any additional securities during the offering. In addition, the Selling Securityholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, our securities in transactions exempt from the registration requirements of the Securities Act after the date on which the information in the tables is presented.

Selling Securityholder information for each additional Selling Securityholder, if any, will be set forth by a prospectus supplement to the extent required prior to the time of any offer or sale of such Selling Securityholder’s securities pursuant to this prospectus. Any prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of each Selling Securityholder and the number of shares of Common Stock or Private Placement Warrants registered on its behalf.

Please see the section entitled “Plan of Distribution” for further information regarding the Selling Securityholders’ method of distributing these shares of Common Stock and Private Placement Warrants.

	Shares of Common Stock
Name of Selling Securityholder	Number Beneficially Owned Prior to Offering(1)	Number Registered for Sale Hereby	Number Beneficially Owned After Offering	Percentage Beneficially Owned After Offering(2)
Ally Bridge MedAlpha Master Fund L.P.(3)	800,000	800,000	—	—
Alyeska Master Fund, L.P.(4)	500,000	500,000	—	—
ARK PIPE Fund I LLC(5)	5,477,867	1,500,000	—	—
Boston Millennia Partners IV Limited Partnership and certain of its affiliates(6)	582,535	200,000	—	—
Casdin Private Growth Equity Fund, L.P. and certain of its affiliates(7)	12,701,006	2,500,000	—	—
Chimera Investment LLC(8)	600,000	600,000	—	—
CMLS Holdings II LLC(9)	11,146,669	11,146,669	—	—
Corvex Master Fund LP and certain of its affiliates(10)	2,500,000	2,500,000	—	—
Certain entities within the D. E. Shaw group(11)	1,438,834	800,000	—	—
Declaration Capital Fund SPV XI LLC(12)	650,000	650,000	—	—
Dendur Master Fund Ltd.(13)	530,613	200,000	—	—
Driehaus Life Sciences Master Fund, L.P. and certain of its affiliates(14)	1,611,345	1,000,000	—	—
Farallon Capital Partners, L.P. and certain of its affiliates(15)	5,962,939	1,500,000	—	—
Foresite Capital Fund V, L.P.(16)	5,462,938	1,000,000	—	—
Illumina, Inc.(17)	2,500,000	2,500,000	—	—
Janus Capital Management LLC, as investment advisor for its clients(18)	2,999,900	3,000,000	—	—
Jason Kelly(19)	191,666	191,666	—	—
JS Capital LLC(20)	1,000,000	1,000,000	—	—
Kevin Conroy(21)	191,666	191,666	—	—
Magnetar Capital Master Fund Ltd and certain of its affiliates(22)	599,481	500,000	—	—
Howard Hoffen and Sandra Hoffen, Tenants in Common(23)	225,000	225,000	—	—
Entities affiliated with Millennium Management LLC(24)	2,273,021	750,000	—	—
Monashee Solitario Fund LP(25)	1,525,125	250,000	—	—
Mossrock Capital, LLC(26)	177,512	50,000	—	—
Morgan Stanley entities(27)	1,454,916	1,000,000	—	—
Novartis Pharma AG and certain of its affiliates(28)	10,691,195	100,000	—	—
Perceptive Life Sciences Master Fund, Ltd.(29)	2,160,000	1,500,000	—	—
Pura Vida Investments, LLC and certain of its affiliates(30)	3,044,689	1,500,000	—	—
Stephen Quake and certain affiliates(31)	591,666	591,666	—	—
Redmile Group, LLC and certain of its affiliates(32)	1,577,980	1,500,000	—	—
Sachem Head LP and certain of its affiliates(33)	660,000	500,000	—	—
SB Northstar LP(34)	2,200,000	2,200,000	—	—
Soleus Capital Master Fund, L.P. and certain of its affiliates(35)	438,990	400,000	—	—
T. Rowe Price New Horizons Fund, Inc. and certain of its affiliates(36)	7,162,914	2,700,000	—	—
TBC 222 LLC(37)	400,000	400,000	—	—
Certain funds and accounts managed by TOMS Capital Investment Management LP(38)	500,000	500,000
Troy M. Cox(39)	241,666	241,666
Velan Capital Partners, LP(40)	441,760	225,000
Ziff Capital Healthcare Ventures-SL, LLC(41)	2,775,125	1,500,000

Total

*	Less than 1%

(1)	The first table includes PIPE Shares, Founder Shares, Earn-Out Shares (includes both shares beneficially owned as determined in accordance with Rule 13d-3 of the Exchange Act and shares which the holder has a contingent right to receive and assumes that none of the restricted stock units in respect of the Earn-Out Shares granted pursuant to the earn-out award agreement were forfeited), shares of Common Stock issuable upon exercise of the Private Placement Warrants (including both shares beneficially owned as determined in accordance with Rule 13d-3 of the Exchange Act and additional shares underlying the Private Placement Warrants to purchase Common Stock which may be exercisable or vest within one year following the Closing), shares of Common Stock issuable upon exercise of the Public Warrants (including both shares beneficially owned as determined in accordance with Rule 13d-3 of the Exchange Act and additional shares underlying the Public Warrants to purchase Common Stock which may be exercisable or vest within one year following the IPO), and the second table includes the Private Placement Warrants included in this table (collectively, the “Resale Securities”). We do not know when or in what amounts the Selling Securityholders will offer the Resale Securities for sale, if at all.

(2)	The percentage of shares or warrants to be beneficially owned after completion of the offering is calculated on the basis of 181,163,363 shares of Common Stock outstanding at the Closing Date, which excludes all currently outstanding warrants and Earn-Out Shares.

(3)	Includes 800,000 PIPE Shares.

(4)	Includes 500,000 PIPE Shares.

(5)	Includes (i) 1,500,000 PIPE Shares, (ii) 548,745 shares of Common Stock issuable upon exercise of the Public Warrants, and (iii) 3,429,122 shares of Common Stock.

(6)	Includes (i) 200,000 PIPE Shares held by Boston Millennia Partners IV Limited Partnership, (ii) 342,297 shares of Common Stock held by Boston Millennia Partners IV Limited Partnership, (iii) 11,112 Earn-Out Shares to be issued to Boston Millennia Partners IV Limited Partnership, (iv) 28,542 shares of Common Stock held by Boston Millennia Associates IV Partnership and (v) 584 Earn-Out Shares to be issued to Boston Millennia Associates IV Partnership.

(7)	Includes (i) 2,500,000 PIPE Shares held by Casdin Partners Master Fund, L.P, (ii) 7,416,812 shares of Common Stock held by Casdin Partners Master Fund, L.P., (iii) 233,943 Earn-Out Shares to be issued to Casdin Partners Master Fund, L.P, (iv) 2,472,270 shares of Common Stock held by Casdin Private Growth Equity Fund, L.P., and (v) 77,981 Earn-Out Shares to be issued to Casdin Private Growth Equity Fund, L.P.

(8)	Includes 600,000 PIPE Shares.

(9)	Includes 4,346,669 shares of Common Stock issuable upon exercise of the Private Placement Warrants and 6,800,000 Founder Shares.

(10)	Includes (i) 125,000 PIPE Shares held by Corvex Master Fund LP, (ii) 2,335,000 PIPE Shares held by Corvex Select Equity Master Fund LP, and (iii) 40,000 PIPE Shares held by Corvex Dynamic Equity Select Master Fund LP.

(11)	Includes (i) 200,000 PIPE Shares held by D. E. Shaw Oculus Portfolios, L.L.C., and (ii) 600,000 PIPE Shares held by D. E. Shaw Valence Portfolios, L.L.C. (together with D. E. Shaw Oculus Portfolios, L.L.C., the “D. E. Shaw Entities”), (iii) 106,472 shares of Common Stock issuable upon exercise of the Public Warrants held by D. E. Shaw Valence Portfolios, L.L.C., and (iv) 532,362 shares of Common Stock held by D. E. Shaw Valence Portfolios, L.L.C. Each of the D. E. Shaw Entities has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares directly owned by it. D. E. Shaw & Co., L.P. (“DESCO LP”), as the investment adviser of the D. E. Shaw Entities, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares owned by the D. E. Shaw Entities. D. E. Shaw & Co., L.L.C. (“DESCO LLC”), as the manager of the D. E. Shaw Entities, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares owned by the D. E. Shaw Entities. Julius Gaudio, Maximilian Stone, and Eric Wepsic, or their designees, exercise voting and investment control over the shares owned by the D. E. Shaw Entities on DESCO LP’s and DESCO LLC’s behalf. D. E. Shaw & Co., Inc. (“DESCO Inc.”), as general partner of DESCO LP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares owned by the D. E. Shaw Entities. D. E. Shaw & Co. II, Inc. (“DESCO II Inc.”), as managing member of DESCO LLC, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares owned by the D. E. Shaw Entities. None of DESCO LP, DESCO LLC, DESCO Inc., or DESCO II Inc. owns any shares of the Company directly, and each such entity disclaims beneficial ownership of the shares owned by the D. E. Shaw Entities. David E. Shaw does not own any shares of the Company directly. By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as President and sole shareholder of DESCO II Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares owned by the D. E. Shaw Entities and, therefore, David E. Shaw may be deemed to be the beneficial owner of the shares owned by the D. E. Shaw Entities. David E. Shaw disclaims beneficial ownership of the shares owned by the D. E. Shaw Entities. The business address of each of the D. E. Shaw Entities is c/o D. E. Shaw & Co., L.P., 1166 Avenue of the Americas, 9th Floor, New York, NY 10036.

(12)	Includes 650,000 PIPE Shares.

(13)	Includes (i) 200,000 PIPE Shares, (ii) 60,000 shares of Common Stock issuable upon exercise of the Public Warrants, and (iii) 270,613 shares of Common Stock.

(14)	Includes (i) 439,830 PIPE Shares held by Destinations Multi Strategy Alternatives Fund, (ii) 77,310 shares of Common Stock issuable upon exercise of the Public Warrants held by Destinations Multi Strategy Alternatives Fund; (iii) 386,550 shares of Common Stock held by Destinations Multi Strategy Alternatives Fund, (iv) 131,600 PIPE Shares held by Driehaus Event Driven Fund; (v) 22,690 shares of Common Stock issuable upon exercise of the Public Warrants Driehaus Event Driven Fund; (vi) 124,795 shares of Common Stock Driehaus Event Driven Fund; and (vii) 428,570 PIPE Shares held by Driehaus Life Sciences Master Fund, L.P.

(15)	Includes (i) 50,000 PIPE Shares held by Farallon Capital F5 Master I, L.P., (ii) 13,600 PIPE Shares held by Farallon Capital (AM) Investors, L.P., (iii) 40,900 PIPE Shares held by Farallon Capital Institutional Partners II, L.P., (iv) 186,800 PIPE Shares held by Farallon Capital Institutional Partners, L.P., (v) 26,200 PIPE Shares held by Four Crossings Institutional Partners V, L.P., (vi) 22,600 PIPE Shares held by Farallon Capital Institutional Partners III, L.P., (vii) 290,900 PIPE Shares held by Farallon Capital Offshore Investors II, L.P., (viii) 119,000 PIPE Shares held by Farallon Capital Partners, L.P., (xiv) 750,000 PIPE Shares held by Zone II Healthcare Holdings, LLC, (xv) 4,326,473 shares of Common Stock held by Zone II Healthcare Holdings, LLC, and (xvi) 136,466 Earn-Out Shares to be issued to Zone II Healthcare Holdings, LLC.

(16)	Includes (i) 1,000,000 PIPE Shares, (ii) 4,326,472 shares of Common Stock and (iii) 136,466 Earn-Out Shares to be issued.

(17)	Includes 2,500,000 PIPE Shares.

(18)	Includes (i) 2,827,394 PIPE Shares held by Janus Henderson Triton Fund, (ii) 13,411 PIPE Shares held by National Elevator Industry Health Benefit Plan, (iii) 30,686 PIPE Shares held by PENN SERIES FUND, INC. SMALL CAP GROWTH FUND, (iv) 38,826 PIPE Shares held by Migros Pensionskasse — Aktien Welt, (v) 58,963 PIPE Shares held by Nationwide Savings Plan, (vi) 15,071 PIPE Sharesheld by LIUNA National (Industrial) Pension Fund and (vii) 15,549 PIPE Shares held by LIUNA Staff & Affiliates Pension Fund. Such shares may be deemed to be beneficially owned by Janus Capital Management LLC (“Janus”), an investment adviser registered under the Investment Advisers Act of 1940, who acts as investment adviser for the Fund and has the ability to make decisions with respect to the voting and disposition of the shares subject to the oversight of the board of directors of the Fund. Under the terms of its management contract with the Fund, Janus has overall responsibility for directing the investments of the Fund in accordance with the Fund’s investment objective, policies and limitations. Each Fund has one or more portfolio managers appointed by and serving at the pleasure of Janus who makes decisions with respect to the disposition of the Shares. The address for Janus is 151 Detroit Street, Denver, CO 80206.

(19)	Includes 166,666 shares of Common Stock issuable upon exercise of the Private Placement Warrants and 25,000 Founder Shares.

(20)	Includes 1,000,000 PIPE Shares.

(21)	Includes 166,666 shares of Common Stock issuable upon exercise of the Private Placement Warrants and 25,000 Founder Shares.

(22)	Includes (i) 37,500 PIPE Shares held by Magnetar Capital Master Fund Ltd, (ii) 282 shares of Common Stock issuable upon exercise of the Public Warrants held by Magnetar Capital Master Fund Ltd, (iii) 1,488 shares of Common Stock held by Magnetar Capital Master Fund Ltd, (iv) 95,050 PIPE Shares held by Map 243 Segregated Portfoli, (v) 2,674 shares of Common Stock issuable upon exercise of the Public Warrants held by Map 243 Segregated Portfoli, (vi) 15,477 shares of Common Stock held by Map 243 Segregated Portfoli, (vii) 213,870 PIPE Shares held by NR 1 SP, (viii) 3,201 shares of Common Stock issuable upon exercise of the Public Warrants held by NR 1 SP, (vix) 18,528 shares of Common Stock held by NR 1 SP, (x) 153,580 PIPE Shares held by Magnetar Constellation Fund II-PRA LP — Series H Interests, (xi) 4,314 shares of Common Stock issuable upon exercise of the Public Warrants held by Magnetar Constellation Fund II — PRA LP — Series H Interests, (xii) 22,485 shares of Common Stock held by Magnetar Constellation Fund II — PRA LP- Series H Interests, (xiii) 11,926 shares of Common Stock held by Boothbay Absolute Return Strategies, LP, (xiv) 8,074 shares of Common Stock held by Boothbay Diversified Alpha Master Fund LP, (xv) 979 shares of Common Stock issuable upon exercise of the Public Warrants held by Corbin Hedged Equity Fund, L.P., (xvi) 5,061 shares of Common Stock held by Corbin Hedged Equity Fund, L.P., (xvii) 250 shares of Common Stock issuable upon exercise of the Public Warrants held by Magnetar Healthcare Master Fund Ltd, and (xviii) 4,742 shares of Common Stock held by Magnetar Healthcare Master Fund Ltd.

(23)	Includes 225,000 PIPE Shares.

(24)	Includes (i) 750,000 PIPE Shares held by Integrated Core Strategies (US) LLC, (ii) 1,522,175 shares of Common Stock held by Integrated Core Strategies (US) LLC, and (iii) 846 shares of Common Stock held by Integrated Assets II LLC. Integrated Assets II LLC is an affiliate of Integrated Core Strategies (US) LLC. Millennium International Management LP is the investment manager to Integrated Assets II LLC and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Assets II LLC. Millennium Management LLC is the general partner of the managing member of Integrated Core Strategies (US) LLC and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies (US) LLC. Millennium Management LLC is also the general partner of the 100% owner of Integrated Assets II LLC and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Assets II LLC. Millennium Group Management LLC is the managing member of Millennium Management LLC and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies (US) LLC. Millennium Group Management LLC is also the general partner of Millennium International Management LP and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Assets II LLC. The managing member of Millennium Group Management LLC is a trust of which Israel A. Englander (“Mr. Englander”) currently serves as the sole voting trustee. Therefore, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies (US) LLC and Integrated Assets II LLC. The foregoing should not be construed in and of itself as an admission by Millennium International Management LP, Millennium Management LLC, Millennium Group Management LLC or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies (US) LLC or Integrated Assets II LLC, as the case may be.

(25)	Includes (i) 250,000 PIPE Shares, (ii) 1,236,135 shares of Common Stock, and (iii) 38,990 Earn-Out Shares to be issued.

(26)	Includes (i) 50,000 PIPE Shares, (ii) 123,613 shares of Common Stock and (iii) 3,899 Earn-Out Shares to be issued.

(27)	Includes (i) 114,336 PIPE Shares held by EQ Advisors Trust — EQ/Morgan Stanley Small Cap Growth Portfolio, (ii) 50,597 shares of Common Stock held by EQ Advisors Trust — EQ/Morgan Stanley Small Cap Growth Portfolio, (iii) 248,614 PIPE Shares held by Inception Trust, (iv) 97,892 shares of Common Stock held by Inception Trust, (v) 469 PIPE Shares held by Morgan Stanley Investment Funds — Counterpoint Global Fund; (vi) 229 shares of Common Stock held by Morgan Stanley Investment Funds — Counterpoint Global Fund, (vii) 635,501 PIPE Shares held by Morgan Stanley Institutional Fund, Inc. — Inception Portfolio; (viii) 305,714 shares of Common Stock held by Morgan Stanley Institutional Fund, Inc. — Inception Portfolio, (vix) 1,080 PIPE Shares held by Morgan Stanley Institutional Fund, Inc. — Counterpoint Global Portfolio, and (vx) 484 shares of Common Stock held by Morgan Stanley Institutional Fund, Inc. — Counterpoint Global Portfolio.

(28)	Includes (i) 100,000 PIPE Shares held by Novartis Pharma AG, (ii) 8,591,140 shares of Common Stock held by, Novartis Pharma AG, (iii) 270,984 Earn-Out Shares to be issued to Novartis Pharma AG, (iv) 1,676,200 shares of Common Stock held by Novartis Institutes for BioMedical Research, Inc., and (v) 52,871 Earn-Out Shares to be issued to Novartis Institutes for BioMedical Research, Inc.

(29)	Includes (i) 1,500,000 PIPE Shares, (ii) 110,000 shares of Common Stock issuable upon exercise of the Public Warrants, and (iii) 550,000 shares of Common Stock.

(30)	Includes (i) 343,500 PIPE Shares held by Highmark Limited, in respect of its Segregated Account Highmark Long/Short Equity 20, (ii) 111,084 shares of Common Stock issuable upon exercise of the Public Warrants held by Highmark Limited, in respect of its Segregated Account Highmark Long/Short Equity 20, (iii) 436,673 shares of Common Stock held by Highmark Limited, in respect of its Segregated Account Highmark Long/Short Equity 20, (iv) 60,000 PIPE Shares held by Sea Hawk Multi-Strategy Master Fund Ltd, (v) 8,613 shares of Common Stock issuable upon exercise of the Public Warrants held by Sea Hawk Multi-Strategy Master Fund Ltd, (vi) 43,069 shares of Common Stock held by Sea Hawk Multi-Strategy Master Fund Ltd, (vii) 93,000 PIPE Shares held by Walleye Manager Opportunities LLC, (viii) 10,291 shares of Common Stock issuable upon exercise of the Public Warrants held by Walleye Manager Opportunities LLC, (vix) 51,460 shares of Common Stock held by Walleye Manager Opportunities LLC, (x) 141,000 PIPE Shares held by Walleye Opportunities Master Fund Ltd, (xi) 14,747 shares of Common Stock issuable upon exercise of the Public Warrants held by Walleye Opportunities Master Fund Ltd, (xii) 120,779 shares of Common Stock held by Walleye Opportunities Master Fund Ltd, (xiii) 862,500 PIPE Shares held by Pura Vida Master Fund, Ltd., (xiv) 124,662 shares of Common Stock issuable upon exercise of the Public Warrants held by Pura Vida Master Fund, Ltd., and (xv) 623,311 shares of Common Stock held by Pura Vida Master Fund, Ltd.

(31)	Includes (i) 100,000 PIPE Shares held by DeltaXDeltaP Hbar Trust, (ii) 150,000 PIPE Share held by The Eleftheria Foundation, (iii) 150,000 PIPE Shares held by Quake 2017 Charitable Remainder Unitrust, (iv) 166,666 shares of Common Stock issuable upon exercise of the Private Placement Warrants and (v) 25,000 Founder Shares held by Stephen Quake. Stephen Quake is the President of The Eleftheria Foundation and the settlor of DeltaXDeltap Hbar Trust.

(32)	Includes (i) 28,600 PIPE Shares held by Redmile Capital Offshore II Master Fund, Ltd., (ii) 35,200 PIPE Shares held by Redmile Capital Offshore Fund (ERISA), Ltd., (iii) 917,300 PIPE Shares held by Redmile Capital Offshore Master Fund, Ltd., (iv) 74,000 PIPE Shares held by Map 20 Segregated Portfolio, a Segregated Portfolio of LMA SPC, (v) 444,900 PIPE Shares held by Redmile Capital Fund, LP and (v) 11,697 Earn-Out Shares to be issued to Redmile Strategic Master Fund, LP. and (vi) 66,283 Earn-Out Shares to be issued to RAF, LP. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles listed in items (i) through (vii) (collectively, the “Redmile Funds”) and, in such capacity, exercises voting and investment power over all of the securities held by the Redmile Funds and may be deemed to be the beneficial owner of these securities. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The address of the Redmile Funds is c/o Redmile Group, LLC, One Letterman Drive, Building D, Suite D3-300, San Francisco, California 94129.

(33)	Includes (i) 297,400 PIPE Shares held by Sachem Head LP, (ii) 94,624 shares of Common Stock issuable upon exercise of the Public Warrants held by Sachem Head LP, (iii) 202,600 PIPE Shares held by Sachem Head Master LP, and (iv) 65,376 shares of Common Stock issuable upon exercise of the Public Warrants held by Sachem Head Master LP.

(34)	Includes 2,200,000 PIPE Shares.

(35)	Includes 400,000 PIPE Shares held by Soleus Capital Master Fund, L.P. (“Soleus Master Fund”). Soleus Capital, LLC (“SC LLC”) is the sole general partner of Soleus Master Fund and thus holds voting and dispositive power over the PIPE Shares held by Soleus Master Fund. Soleus Capital Group, LLC (“SCG LLC”) is the sole managing member of SC LLC. Mr. Guy Levy is the sole managing member of SCG LLC. Each of SCG LLC, SC LLC and Mr. Guy Levy disclaims beneficial ownership of the PIPE Shares held by Soleus Master Fund, except to the extent of their respective pecuniary interests therein. Also includes 38,990 Earn-Out Shares issuable to Soleus Private Equity Fund I, L.P. (“Soleus PE Fund I”). Soleus Private Equity GP I, LLC (“Soleus GP”) is the sole general partner of Soleus PE Fund I. Soleus GP holds voting and dispositive power over the Earn-Out Shares issuable to Soleus PE Fund I. Soleus PE GP I, LLC (“Soleus PE GP”) is the sole manager of Soleus GP. Mr. Guy Levy is the sole managing member of Soleus PE GP. Each of Mr. Guy Levy, Soleus PE GP and Soleus GP disclaims beneficial ownership of the Earn-Out Shares issuable to Soleus PE Fund I, except to the extent of their respective pecuniary interests therein. Soleus PE Fund I does not hold voting or dispositive power over, nor does it hold any pecuniary interest in, the PIPE Shares held by Soleus Master Fund, and Soleus Master Fund does not hold voting or dispositive power over, nor does it hold any pecuniary interest in, the Earn-Out Shares issuable to Soleus PE Fund I.

(36)	Includes (i) 1,629,162 PIPE Shares held by T. Rowe Price New Horizons Fund, Inc., (ii) 202,676 PIPE Shares held by T. Rowe Price New Horizons Trust, (iii) 9,456 PIPE Shares held by T. Rowe Price U.S. Equities Trust, (iv) 6,363 PIPE Shares held by MassMutual Select Funds, (v) 756,585 PIPE Shares held by T. Rowe Price Health Sciences Fund, Inc., (vi) 122,177 Earn-Out Shares to be issued to T. Rowe Price Health Sciences Fund, Inc., (vii) 62,011 PIPE Shares held by TD Mutual Funds — TD Health Sciences Fund, (viii) 8,783 Earn-Out Shares to be issued to TD Mutual Funds — TD Health Sciences Fund, (ix) 33,747 PIPE Shares held by T. Rowe Price Health Sciences Portfolio, (x) 5,505 Earn-Out Shares to be issued to T. Rowe Price Health Sciences Portfolio, (xi) 174,533 PIPE Shares held by HorizonBeach & Co., (xii) 3,873,442 PIPE Shares held by LobsterCrew & Co., (xiii) 278,474 PIPE Shares held by Mac & Co., LLC.

(37)	Includes 400,000 PIPE Shares.

(38)	Includes (i) 75,725 PIPE Shares held by PBCAY ONE LIMITED, (ii) 96,949 PIPE Shares held by TCIM SP Opportunities Master Fund LP, (iii) 166,419 PIPE Shares held by TOMS Capital Investments LLC, and (iv) 160,907 PIPE Shares held by TCIM Capital Opportunities I Ltd.

(39)	Includes (i) 50,000 PIPE Shares, (ii) 166,666 shares of Common Stock issuable upon exercise of the Private Placement Warrants and (iii) 25,000 Founder Shares.

(40)	Includes (i) 225,000 PIPE Shares, (ii) 2,060 shares of Common Stock issuable upon exercise of the Public Warrants and (iii) 10,300 shares of Common Stock.

(41)	Includes (i) 1,500,000 PIPE Shares, (ii) 1,236,135 shares of Common Stock and (iii) 38,990 Earn-Out Shares to be issued.

	Warrants to Purchase Common Stock
Name of Selling Securityholder	Number Beneficially Owned Prior to Offering	Number Registered for Sale Hereby	Number Beneficially Owned After Offering	Percentage Beneficially Owned After Offering(2)
CMLS Holdings II LLC(42)	4,346,669	4,346,669	—	—
Jason Kelly(43)	166,666	166,666	—	—
Kevin Conroy(44)	166,666	166,666	—	—
Stephen Quake(45)	166,666	166,666	—	—
Troy Cox(46)	166,666	166,666	—	—
Total	5,013,333	5,013,333	—	—

(42)	Includes 4,346,669 Private Placement Warrants.

(43)	Includes 166,666 Private Placement Warrants.

(44)	Includes 166,666 Private Placement Warrants.

(45)	Includes 166,666 Private Placement Warrants.

(46)	Includes 166,666 Private Placement Warrants.

DESCRIPTION OF SECURITIES

The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities. The full text of our Second Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”) is attached as an exhibit to Form 8-K filed on September 8, 2021. We urge you to read the Amended and Restated Certificate of Incorporation in its entirety for a complete description of the rights and preferences of SomaLogic’s securities.

Authorized Stock

The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock that the Company has the authority to issue is 601,000,000. The total number of shares of Common Stock that the Company is authorized to issue is 600,000,000, having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Company is authorized to issue is 1,000,000, having a par value of $0.0001 per share.

Common Stock

Our Amended and Restated Certificate of Incorporation provides that the Common Stock has the following rights, powers, preferences and privileges:

General

The voting, dividend, liquidation and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by our board of directors and outstanding from time to time.

Voting Power

Except as otherwise provided in our Amended and Restated Certificate of Incorporation or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one vote for each share of Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Amended and Restated Certificate of Incorporation (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our Amended and Restated Certificate of Incorporation (including any Certificate of Designation) or pursuant to the Delaware General Corporation Law (“DGCL”).

Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Dividends

Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by our board of directors in accordance with applicable law.

Liquidation

Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the funds and assets of the Company that may be legally distributed to the Company’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

Transfer Rights

Subject to applicable law and the transfer restrictions set forth in Article VII of the Bylaws, shares of Common Stock and the rights and obligations associated therewith shall be fully transferable to any transferee.

Preferred Stock

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by our board of directors as hereinafter provided.

Authority is expressly granted to our board of directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and our Amended and Restated Certificate of Incorporation (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by our Amended and Restated Certificate of Incorporation (including any Certificate of Designation).

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Warrants

Public Warrants

Each whole Public Warrant entitles the registered holder to purchase one share of our Common Stock at a price of $11.50 per whole share, subject to adjustment as discussed below. Pursuant to the warrant agreement, a warrant holder may exercise its Public Warrants only for a whole number of shares of Common Stock. This means that only a whole Public Warrant may be exercised at any given time by a warrant holder. No fractional Public Warrants were issued upon separation of the Units and only whole Public Warrants trade. The Public Warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We are not obligated to deliver any shares of Common Stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act with respect to the shares of Common Stock underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No Public Warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their Public Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such Public Warrant will not be entitled to exercise such Public Warrant and such Public Warrant may have no value and expire worthless. In the event that a registration statement is not effective for the exercised Public Warrants, the purchaser of a unit containing such Public Warrant will have paid the full purchase price for the unit solely for the share of Common Stock underlying such unit.

We will use our best efforts to maintain the effectiveness of our registration statement on Form S-1, as amended, and the prospectus related thereto (the “Registration Statement”), until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the foregoing, if our Common Stock is at the time of any exercise of a Public Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act (or any successor rule) and, in the event we so elect, we will not be required to maintain in effect our Registration Statement, but will use commercially reasonable efforts to register the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Warrants When the Price per Share of Common Stock Equals or Exceeds $18.00 — Once the Public Warrants become exercisable, we may redeem the outstanding Public Warrants:

●	in whole and not in part;

●	at a price of $0.01 per Public Warrant;

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

●	if, and only if, the closing price of the Common Stock equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending three trading days before sending the notice of redemption to warrant holders (“Reference Value”).

If and when the Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of Warrants When the Price per Share of Common Stock Equals or Exceeds $10.00 — Once the Public Warrants become exercisable, we may redeem the outstanding Public Warrants:

●	in whole and not in part;

●	at $0.10 per Public Warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their Public Warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the fair market value of the Common Stock;

●	if, and only if, the closing price of the Common Stock equals or exceeds $10.00 per share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders; and

●	if the closing price of the Common Stock for any 20 trading days within a 30-trading day period ending three trading days before we send notice of redemption to the warrant holders is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the IPO, except that (1) the Private Placement Warrants will be exercisable on a cashless basis, (2) the Private Placement Warrants will be non-redeemable (except as described above in “Redemption of Warrants When the Price per Share of Common Stock Equals or Exceeds $10.00”) so long as they are held by the initial purchasers or their permitted transferees, and (3) the holders of the Private Placement Warrants and the Common Stock issuable upon the exercise of the Private Placement Warrants will have certain registration rights. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Public Warrants, each warrant holder will be entitled to exercise his, her or its Public Warrant prior to the scheduled redemption date. However, the price of the Common Stock may fall below the $18.00 redemption trigger price as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption procedures and cashless exercise. If we call the Public Warrants for redemption as described above, our management will have the option, under certain circumstances as fully described in the Warrant Agreement, to require any holder that wishes to exercise his, her or its Public Warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their Public Warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of Public Warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Common Stock issuable upon the exercise of our Public Warrants. If our management takes advantage of this option, all holders of Public Warrants would pay the exercise price by surrendering their Public Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (i) the product of the number of shares of Common Stock underlying the Public Warrants, multiplied by the difference between the exercise price of the Public Warrants and the “fair market value” (defined below) by (ii) the fair market value. The “fair market value” shall mean the average reported last sale price of the Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Public Warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Common Stock to be received upon exercise of the Public Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the Public Warrants. If we call our Public Warrants for redemption and our management does not take advantage of this option, our Sponsor and its permitted transferees would still be entitled to exercise their Private Placement Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their Public Warrants on a cashless basis, as described in more detail below.

A holder of a Public Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Public Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the shares of Common Stock outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments. If the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each Public Warrant will be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering to holders of Common Stock entitling holders to purchase shares of Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Common Stock) multiplied by (ii) one minus the quotient of (a) the price per share of Common Stock paid in such rights offering divided by (b) the fair market value. For these purposes (1) if the rights offering is for securities convertible into or exercisable for Common Stock, in determining the price payable for Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) fair market value means the volume weighted average price of Common Stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Public Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Common Stock on account of such shares of Common Stock (or other shares of our capital stock into which the Public Warrants are convertible), other than (i) as described above; (ii) certain ordinary cash dividends; or (iii) in connection with the redemption of our Public Shares had CMLS II failed to complete the Business Combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Common Stock in respect of such event.

If the number of outstanding shares of our Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding shares of Common Stock.

Whenever the number of shares of Common Stock purchasable upon the exercise of the Public Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the Public Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than those described above or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Public Warrants and in lieu of the shares of our Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Public Warrants would have received if such holder had exercised their Public Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each Public Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by us in connection with redemption rights held by stockholders of the Company as provided for in our Amended and Restated Certificate of Incorporation) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act (or any successor rule)) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act (or any successor rule)) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act (or any successor rule)) more than 50% of the outstanding shares of Common Stock, the holder of a Public Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the Public Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. Additionally, if less than 70% of the consideration receivable by the holders of Common Stock in such a transaction is payable in the form of Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Public Warrant properly exercises the Public Warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the warrant agreement) of the Public Warrant.

The Public Warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and CMLS II. You should review a copy of the warrant agreement, which is filed as an exhibit to the Current Report on Form 8-K filed on February 26, 2021, for a complete description of the terms and conditions applicable to the Public Warrants. The warrant agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants.

The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of Public Warrants being exercised. The warrant holders do not have the rights or privileges of holders of Common Stock and any voting rights until they exercise their Public Warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the Public Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Warrants may be exercised only for a whole number of shares of Common Stock. No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the Public Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of Common Stock to be issued to the warrant holder.

Private Placement Warrants

Our Sponsor and certain CMLS II directors purchased an aggregate of 5,013,333 Private Placement Warrants at a price of $1.50 per Private Placement Warrant for an aggregate purchase price of $7,520,000 in a private placement. The Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants sold as part of the Units in the IPO, including as to exercisability and exercise period, except that (1) the Private Placement Warrants may be exercised on a cashless basis, (2) the Private Placement Warrants will be non-redeemable (except as described above in “Redemption of Warrants When the Price per Share of Common Stock Equals or Exceeds $10.00”) so long as they are held by the initial purchasers or their permitted transferees, and (3) the holders of the Private Placement Warrants and the Common Stock issuable upon the exercise of the Private Placement Warrants will have certain registration rights. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Madryn Options

The Company may, from time to time, grant nonqualified stock options to eligible individuals and incentive stock options only to eligible employees. The Company will determine the number of shares of Common Stock subject to each option, the term of each option, which may not exceed 10 years, or five years in the case of an incentive stock option granted to a 10 percent stockholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of Common Stock at the time of grant or, in the case of an incentive stock option granted to a 10 percent stockholder, 110% of such share’s fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the Company at grant, and the exercisability of such options may be accelerated by the Company.

As a result of the Business Combination, each share of Class B common stock of Old SomaLogic was cancelled and converted into a portion of the merger consideration on the terms set forth in the Merger Agreement. Pursuant to the terms of the Merger Agreement, the aggregate merger consideration paid in connection with the Business Combination (excluding any potential Earn-Out Shares) was $1,250 million, which consists of cash payments (at the election of Old SomaLogic stockholders) of $50.0 million and equity consideration in the form of (i) the issuance of shares of Common Stock of the Company and (ii) rollover of Old SomaLogic’s outstanding options. The number of shares of Common Stock issued to Old SomaLogic stockholders was based on a deemed value of $10.00 per share after giving effect to an exchange ratio of 0.8381. Accordingly, (i) $50 million cash was paid to SomaLogic stockholders (thereby reducing the aggregate number of shares issuable under the Merger Agreement at Closing from 125,000,000 to 120,000,000 shares of Common Stock), (ii) 110,973,213 shares of Common Stock were issued to Old SomaLogic stockholders on the Closing Date and (iii) the remaining balance of the 120,000,000 shares of Common Stock to be issued under the Merger Agreement may be issued in the future upon the exercise of options of the Company that were converted from Old SomaLogic options.

Pursuant to a Non-Statutory Stock Option Agreement, dated as of September 1, 2020, Old SomaLogic granted to Lawrence Gold an option to purchase 1,000,000 shares of Old SomaLogic’s Class B common stock. Pursuant to a Stock and Option Purchase Agreement, dated as of June 30, 2021, by and among Lawrence Gold, the Sellers and Madryn, the Sellers transferred, on July 1, 2021, (i) 2,000,000 shares of Old SomaLogic Class B common stock at a purchase price of $10.00 per share (or 1,676,198 shares of Common Stock at a purchase price of $11.93 after giving effect to the exchange ratio of 0.8381) and (ii) options to acquire up to 1,000,000 shares of Old SomaLogic Class B common stock at purchase price of $6.00 per option (or options to acquire up to 838,100 shares of Common Stock at a purchase price of $7.16 per option after giving effect to the exchange ratio of 0.8381) to Madryn (the “Madryn Options”).

Transfer Agent and Warrant Agent

The Transfer Agent for our Common Stock and warrant agent for our warrants is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct, fraud or bad faith of the indemnified person or entity.

Certain Anti-Takeover Provisions of Delaware Law, Amended and Restated Certificate of Incorporation and Bylaws

Provisions of the DGCL and our Amended and Restated Certificate of Incorporation could make it more difficult to acquire the Company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with the board of directors. We believe that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of our board of directors to maximize stockholder value. However, these provisions may delay, deter or prevent a merger or acquisition of us that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price of the Common Stock.

In addition, our Amended and Restated Certificate of Incorporation provides for certain other provisions that may have an anti-takeover effect:

●	There is no cumulative voting with respect to the election of directors.

●	Our board of directors is empowered to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death, or removal of a director in certain circumstances.

●	Directors may only be removed from our board of directors for cause.

●	Our board of directors will be classified into three classes of directors. As a result, in most circumstances, a person can gain control of our board of directors by successfully engaging in a proxy contest at two or more annual meetings.

●	A prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders.

●	A prohibition on stockholders calling a special meeting and the requirement that a meeting of stockholders may only be called by members of our board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors.

●	Our authorized but unissued Common Stock and Preferred Stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. Our board of directors is entitled, without further stockholder approval, to designate one or more series of Preferred Stock and the associated voting rights, preferences and privileges of such series of Preferred Stock. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Forum Selection Clause

Our Amended and Restated Certificate of Incorporation includes a forum selection clause. Our Amended and Restated Certificate of Incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware and federal court within the State of Delaware will be exclusive forums for any:

●	derivative action or proceeding brought on the Company’s behalf;

●	action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, or stockholder of the Company to the Company or the Company’s stockholders;

●	action arising pursuant to any provision of the DGCL, our Amended and Restated Certificate of Incorporation or Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware:

●	any action or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or

●	other action asserting a claim against the Company or any director, officer, or stockholder of the Company that is governed by the internal affairs doctrine.

This choice of forum provision does not apply to actions brought to enforce a duty or liability created by the Exchange Act or any other claim for which federal courts have exclusive jurisdiction. Furthermore, in accordance with our Amended and Restated Certificate of Incorporation, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be, to the fullest extent permitted by law, the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The Company intends for this provision to apply to any complaints asserting a cause of action under the Securities Act despite the fact that Section 22 of the Securities Act creates concurrent jurisdiction for the federal and state courts over all actions brought to enforce any duty or liability created by the Securities Act or the rules and regulations promulgated thereunder.

Rule 144 and Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

In general, Rule 144 of the Securities Act (“Rule 144”), permits the resale of restricted securities without registration under the Securities Act if certain conditions are met. Rule 144 is not available for the resale of restricted securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company, including the Company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met at the time of such resale:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

●	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Prior to the consummation of the Business Combination, CMLS II, our predecessor company, was a shell company. Following the consummation of the Business Combination, we are no longer a shell company. As long as the conditions set forth in the exceptions listed above are satisfied, Rule 144 is available for the resale of our restricted securities.

If the above conditions have been met and Rule 144 is available, a person who has beneficially owned restricted shares of our Common Stock or warrants for at least one year would be entitled to sell their securities pursuant to Rule 144, provided that such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale. If such persons are our affiliates at the time of, or at any time during the three months preceding, a sale, such persons would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	1% of the total number of shares of Common Stock or warrants, as applicable, then outstanding; or

●	the average weekly reported trading volume of the Common Stock or warrants, as applicable, during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Any securities issued to affiliates within the meaning of Rule 144 are restricted securities for purposes of Rule 144, and therefore sales of such securities under Rule 144, when available, will also be limited by manner of sale provisions and notice requirements.

As of June 30, 2022, we had 183,453,324 shares of Common Stock outstanding, of which 165,864,631 shares are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates. All of the 6,900,000 Founder Shares owned by our Initial Stockholders are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering. The shares of our Common Stock issued to the PIPE Investors pursuant to the Subscription Agreements are restricted securities for purposes of Rule 144.

As of June 30, 2022, there are 10,533,324 warrants of the Company outstanding, consisting of 5,519,991 Public Warrants originally sold as part of the Units issued in the IPO and 5,013,333 Private Placement Warrants that were issued to our Sponsor and certain CMLS II directors in a private sale concurrently with the IPO. Each warrant is exercisable for one share of our Common Stock, in accordance with the terms of the warrant agreement governing the warrants. The Public Warrants are freely tradable, except for any Public Warrants purchased by one of our “Affiliates” within the meaning of Rule 144 under the Securities Act.

Any shares issued to “Affiliates” within the meaning of Rule 144 under the Securities Act will be restricted securities for of Rule 144.

In addition, we are obligated to maintain the effectiveness of our Registration Statement until the expiration of the warrants.

We expect Rule 144 to be available for the resale of the above noted restricted securities as long as the conditions set forth in the exceptions listed above are satisfied.

Registration Rights

Company Registration Rights

The holders of the Founder Shares and Private Placement Warrants (and any shares of Common Stock issuable upon the exercise of the Private Placement Warrants) are entitled to registration rights pursuant to the Amended and Restated Registration Rights Agreement dated as of September 1, 2021, which amended and restated in its entirety the Registration Rights Agreement signed February 22, 2021, requiring the Company to register such securities for resale. The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to our Registration Statement and any subsequently filed registration statements and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the Amended and Restated Registration Rights Agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Demand Registration Rights

Following the expiration of the Founder Shares Lock-Up Period or the Private Placement Lock-Up Period (each as defined in the Amended and Restated Registration Rights Agreement) or any other applicable lock-up period, holders of at least a majority in interest of the then-outstanding number of registrable securities held by the holders or any holder expecting to sell registrable securities yielding aggregate gross proceeds in excess of $50,000,000 may make a written demand for registration of all or part of their registrable securities. The Company will within five days of the Company’s receipt of the demand, notify, in writing all other Holders of registrable securities of such demand. Each holder who will want to participate in the registration will notify the Company, in writing, within five days after the receipt by the holder of the notice from the Company. Upon receipt by the Company of any such written notification from a holder(s) to the Company such holder(s) will be entitled to have their registrable securities included in a registration more than 60 days immediately after the Company’s receipt of the demand.

Under no circumstances will the Company be obligated to effect more than an aggregate of three registrations pursuant to a demand by the existing holders and an aggregate of five registrations pursuant to a demand by the new holders with respect to any or all registrable securities.

Notwithstanding the foregoing, (i) the Company shall not be required to give effect to a demand from a holder if the Company has registered registrable securities pursuant to a demand (which has become effective) from such holder in the preceding 120 days, and (ii) the Company’s obligations with respect to any demand will be deemed satisfied so long as the registration statement filed includes all of such holder’s registrable securities and is effective.

Piggyback Registration Rights

If the Company proposes to file a registration statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company, other than a registration statement (a) filed in connection with any employee stock option or other benefit plan, (b) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (c) for an offering solely of debt that is convertible into equity securities of the Company, (d) for a dividend reinvestment plan, (e) for any issuances of securities in connection with a transaction involving a merger, consolidation, sale, exchange, issuance, transfer, reorganization or other extraordinary transaction between the Company or any of its Affiliates and any third party, or (f) filed pursuant to subsection 2.1.1 of the Amended and Restated Registration Rights Agreement, then, the Company shall give written notice of such proposed filing to all of the holders of registrable securities (excluding the Sponsor with respect to any Registrable Securities (as defined in the Amended and Restated Registration Rights Agreement), distributed by the Sponsor to its members following the expiration of the Founder Shares Lock-up Period or the Private Placement Lock-up Period, as applicable) as soon as practicable but not less than 20 days before the anticipated filing date of such registration statement. This notice will offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five days after receipt of such written notice.

The Company shall, in good faith, cause such Registrable Securities identified in a Holder’s response to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering, if any, to permit the Registrable Securities requested by the Holders to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company or Company stockholder(s) for whose account the registration statement is to be filed included in such registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering will enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

Shelf Registration Rights

The Company will, as soon as practicable, but in any event within 30 days after the Business Combination, file a registration statement under the Securities Act to permit the public resale of all the registrable securities held by the holders from time to time as permitted by Rule 415 under the Securities Act on the terms and conditions specified in the Amended and Restated Registration Rights Agreement and will use its commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable after the filing thereof, but in no event later than the earlier of (i) 60 days following the Business Combination and (ii) five business days after the SEC notifies the Company that it will not review the registration statement.

Without limiting the foregoing, as soon as practicable, but in no event later than three business days, following the resolution or clearance of all SEC comments or, if applicable, following notification by the SEC that the registration statement will not be subject to review, the Company will file a request for acceleration of effectiveness of such registration statement to a time and date not later than two business days after the submission of such request.

The registration statement filed with the SEC will be on Form S-1 or such other form of registration statement as is then available to effect a registration for resale of the registrable securities, provided, that the Company will file, within 30 days of such time as Form S-3 is available for the registration, a post-effective amendment to the registration statement then in effect, or otherwise file a registration statement on Form S-3, registering the registrable securities for resale on Form S-3 (provided that the Company will use commercially reasonable efforts to maintain the effectiveness of the registration statement then in effect until such time as a registration statement (or post-effective amendment) on Form S-3 covering such registrable securities has been declared effective by the SEC.

The registration statement will cover all registrable securities, and will contain a prospectus in such form as permits any holder to sell such registrable securities pursuant to Rule 415 under the Securities Act at any time beginning on the effective date for such registration statement and the Company will file with the SEC the final form of such prospectus pursuant to Rule 424 (or successor thereto) under the Securities Act no later than the second Business Day (as defined in the Amended and Restated Registration Rights Agreement) after the registration statement becomes effective. The registration statement will provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the holders and will include a customary “plan of distribution.” The Company will use its commercially reasonable efforts to cause the registration statement to remain effective, and to be supplemented and amended to the extent necessary to ensure that the registration statement is available or, if not available, that another registration statement is available at all times, for the public resale of all the registrable securities held by the holders until all such registrable securities have ceased to be registrable securities. As soon as practicable following the effective date of the registration statement, but in any event within three business days of such date, the Company will notify the Holders of the effectiveness of such registration statement.

PIPE Subscription Agreement

Under the terms of the Subscription Agreements, we, as soon as practicable, but in no event later than 30 calendar days after the Business Combination, will file with the SEC (at our sole cost and expense) a registration statement registering the resale of the PIPE Shares, and we will use its commercially reasonable efforts to cause the registration statement to be declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 100th calendar day if the SEC notifies us that it will “review” the registration statement) following the Business Combination and (ii) the tenth business day after the date we are notified by the SEC that the registration statement will not be “reviewed” or will not be subject to further review.

If the SEC prevents us from including any or all of the shares proposed to be registered under the registration statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the PIPE Shares by the applicable stockholders or otherwise, such registration statement will register for resale such number of PIPE Shares which is equal to the maximum number of PIPE Shares as is permitted by the SEC. In such event, the number of PIPE Shares to be registered for each selling stockholder named in the registration statement will be reduced pro rata among all such selling stockholders. In the event we amend the registration statement in accordance with the foregoing, we will use our commercially reasonable efforts to file with the SEC, as promptly as allowed by the SEC, one or more registration statements to register the resale of those Registrable Securities that were not registered on the initial registration statement. The Company will use its commercially reasonable efforts to maintain the continuous effectiveness of the registration statement until all such securities cease to be Registrable Securities or such shorter period upon which each undersigned party with Registrable Securities included in such registration statement have notified us that such Registrable Securities have actually been sold.

The Company will provide all customary and commercially reasonable cooperation necessary to enable the holders to resell Registrable Securities pursuant to the registration statement or Rule 144, as applicable, qualify the Registrable Securities for listing on the primary stock exchange on which its Common Stock are then listed, update or amend the registration statement as necessary to include Registrable Securities and provide customary notice to holders of Registrable Securities.

Public Warrants

Under the terms of the warrant agreement pursuant to which the Public Warrants were issued, we agreed that as soon as practicable, but in no event later than 15 business days after the closing of the Business Combination, we will use its best efforts to file with the SEC a registration statement for the registration under the Securities Act of the shares of Common Stock issuable upon exercise of the Public Warrants. The Company will thereafter use its best efforts to cause the same to become effective within 60 business days following the Business Combination and to maintain a current prospectus relating to the Common Stock issuable upon exercise of the Public Warrants, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. If any such registration statement has not been declared effective by the 60th Business Day following the Business Combination, holders of the Public Warrants shall have the right, during the period beginning on the sixty-first Business Day after the closing of the Business Combination and ending upon such registration statement being declared effective by the SEC, and during any other period when we failed to have maintained an effective registration statement covering the issuance of the shares of Common Stock issuable upon exercise of the Public Warrants, to exercise such Public Warrants on a “cashless basis,” by exchanging the Public Warrants (in accordance with Section 3(a)(9) of the Securities Act or another exemption) in accordance with the provisions of the warrant agreement.

If the Common Stock is at the time of any exercise of a Public Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, (i) require holders of Public Warrants who exercise Public Warrants to exercise such Public Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and (ii) in the event we so elect, we shall (x) not be required to file or maintain in effect a registration statement for the registration, under the Securities Act, of the shares of Common Stock issuable upon exercise of the Public Warrants, notwithstanding anything in the warrant agreement to the contrary, and (y) use its commercially reasonable efforts to register or qualify for sale the shares of Common Stock issuable upon exercise of the Public Warrant under applicable blue sky laws to the extent an exemption is not available.

Listing of Securities

Our Common Stock and Public Warrants are traded on Nasdaq under the symbols “SLGC” and “SLGCW,” respectively.

PLAN OF DISTRIBUTION

The Selling Securityholders, which as used herein includes donees, pledgees, transferees, distributees or other successors-in-interest selling shares of our Common Stock or Private Placement Warrants or interests in our Common Stock or Private Placement Warrants received after October 15, 2021 from the Selling Securityholders as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer, distribute or otherwise dispose of certain of their shares of Common Stock or Private Placement Warrants or interests in our Common Stock or Private Placement Warrants on any stock exchange, market or trading facility on which shares of our Common Stock or Private Placement Warrants, as applicable, are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Securityholders may use any one or more of the following methods when disposing of their shares of Common Stock or Private Placement Warrants or interests therein:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	one or more underwritten offerings;

●	block trades (which may involve crosses) in which the broker-dealer will attempt to sell the shares of Common Stock or Private Placement Warrants as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its accounts;

●	an exchange distribution and/or secondary distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	distributions to their employees, partners, members or stockholders;

●	short sales (including short sales “against the box”) effected after the date of the registration statement of which this prospectus is a part is declared effective by the SEC;

●	through the writing or settlement of standardized or over-the-counter options or other hedging transactions, whether through an options exchange or otherwise;

●	in market transactions, including transactions on a national securities exchange or quotations service or over-the-counter market;

●	by pledge to secure debts and other obligation;

●	directly to purchasers, including our affiliates and stockholders, in a rights offering or otherwise;

●	in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

●	through agents;

●	broker-dealers may agree with the Selling Securityholders to sell a specified number of such shares of Common Stock or Private Placement Warrants at a stipulated price per share or per Private Placement Warrant; and

●	through a combination of any of these methods or any other method permitted by applicable law.

The Selling Securityholders may effect the distribution of our Common Stock and Private Placement Warrants from time to time in one or more transactions either:

●	at a fixed price or prices, which may be changed from time to time;

●	at market prices prevailing at the time of sale;

●	at prices relating to the prevailing market prices; or

●	at negotiated prices.

The Selling Securityholders may, from time to time, pledge or grant a security interest in some shares of our Common Stock or Private Placement Warrants owned by them and, if a Selling Securityholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell such shares of Common Stock or Private Placement Warrants, as applicable, from time to time, under this prospectus, or under an amendment or supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of the Selling Securityholders to include the pledgee, transferee or other successors in interest as the Selling Securityholders under this prospectus. The Selling Securityholders also may transfer shares of our Common Stock or Private Placement Warrants in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

We and the Selling Securityholders may agree to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the sale of our Common Stock and Private Placement Warrants, including liabilities under the Securities Act. The Selling Securityholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their Common Stock and Private Placement Warrants. Upon our notification by a Selling Securityholder that any material arrangement has been entered into with an underwriter or broker-dealer for the sale of Common Stock and Private Placement Warrants through a block trade, special offering, exchange distribution, secondary distribution or a purchase by an underwriter or broker-dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing certain material information, including:

●	the name of the selling security holder;

●	the number of Common Stock and Private Placement Warrants being offered;

●	the terms of the offering;

●	the names of the participating underwriters, broker-dealers or agents;

●	any discounts, commissions or other compensation paid to underwriters or broker-dealers and any discounts, commissions or concessions allowed or reallowed or paid by any underwriters to dealers;

●	the public offering price;

●	the estimated net proceeds to us from the sale of the Common Stock and Private Placement Warrants;

●	any delayed delivery arrangements; and

●	other material terms of the offering.

In addition, upon being notified by a Selling Securityholder that a donee, pledgee, transferee or other successor-in-interest intends to sell Common Stock and Private Placement Warrants, we will, to the extent required, promptly file a supplement to this prospectus to name specifically such person as a Selling Securityholder.

Agents, broker-dealers and underwriters or their affiliates may engage in transactions with, or perform services for, the Selling Securityholders (or their affiliates) in the ordinary course of business. The Selling Securityholders may also use underwriters or other third parties with whom such selling stockholders have a material relationship. The Selling Securityholders (or their affiliates) will describe the nature of any such relationship in the applicable prospectus supplement.

There can be no assurances that the Selling Securityholders will sell, nor are the Selling Securityholders required to sell, any or all of the Common Stock and Private Placement Warrants offered under this prospectus.

In connection with the sale of shares of our Common Stock or Private Placement Warrants or interests therein, the Selling Securityholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our Common Stock or Private Placement Warrants in the course of hedging the positions they assume. The Selling Securityholders may also sell shares of our Common Stock or Private Placement Warrants short and deliver these securities to close out their short positions, or loan or pledge shares of our Common Stock or Private Placement Warrants to broker-dealers that in turn may sell these securities. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares of our Common Stock or Private Placement Warrants offered by this prospectus, which shares or Private Placement Warrants such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Selling Securityholders from the sale of shares of our Common Stock or Private Placement Warrants offered by them will be the purchase price of such shares of our Common Stock or Private Placement Warrants less discounts or commissions, if any. The Selling Securityholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of share of our Common Stock or Private Placement Warrants to be made directly or through agents. We will not receive any of the proceeds from any offering by the Selling Securityholders.

The Selling Securityholders also may in the future resell a portion of our Common Stock or Private Placement Warrants in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule, or pursuant to other available exemptions from the registration requirements of the Securities Act.

The Selling Securityholders and any underwriters, broker-dealers or agents that participate in the sale of shares of our Common Stock or Private Placement Warrants or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of shares of our Common Stock or Private Placement Warrants may be underwriting discounts and commissions under the Securities Act. If any Selling Securityholder is an “underwriter” within the meaning of Section 2(11) of the Securities Act, then the Selling Securityholder will be subject to the prospectus delivery requirements of the Securities Act. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with us and the Selling Securityholders, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.

To the extent required, our Common Stock or Private Placement Warrants to be sold, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable discounts, commissions, concessions or other compensation with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

To facilitate the offering of shares of our Common Stock and Private Placement Warrants offered by the Selling Securityholders, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of our Common Stock or Private Placement Warrants. This may include over-allotments or short sales, which involve the sale by persons participating in the offering of more shares of Common Stock or Private Placement Warrants than were sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of our Common Stock or Private Placement Warrants by bidding for or purchasing shares of Common Stock or Private Placement Warrants in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if shares of Common Stock or Private Placement Warrants sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of our Common Stock or Private Placement Warrants at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time. These transactions may be effected on any exchange on which the securities are traded, in the over-the-counter market or otherwise.

Under the Amended and Restated Registration Rights Agreement and the Subscription Agreements, we have agreed to indemnify the applicable Selling Securityholders party thereto against certain liabilities that they may incur in connection with the sale of the securities registered hereunder, including liabilities under the Securities Act, and to contribute to payments that the Selling Securityholders may be required to make with respect thereto. In addition, we and the Selling Securityholders may agree to indemnify any underwriter, broker-dealer or agent against certain liabilities related to the selling of the securities, including liabilities arising under the Securities Act.

Under the Amended and Restated Registration Rights Agreement, we have agreed to use our commercially reasonable efforts to cause the registration statement of which this prospectus forms a part to remain effective with respect to any securities registered hereunder pursuant to such agreement until: (i) such securities have been sold, transferred, disposed of or exchanged in accordance with such registration statement; (ii) such securities have ceased to be outstanding; (iii) such securities have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer will have been delivered by us and subsequent public distribution of such securities will not require registration under the Securities Act; (iv) with respect to a Selling Securityholder party to such agreement, all such securities held by such Selling Securityholder could be sold pursuant to Rule 144 without restriction on volume or manner of sale in any three-month period and without the requirement for us to be in compliance with the public information required under Rule 144; or (v) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction. Under each Subscription Agreement, we have agreed to our commercially reasonable efforts to maintain the continuous effectiveness of the registration statement of which this prospectus forms a part with respect to any securities registered hereunder pursuant to such agreement until: (A) with respect to a Selling Securityholder party to such agreement, such Selling Securityholder ceases to hold any such securities; (B) the date all such securities held by such Selling Securityholder may be sold without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144, and without the requirement for us to be in compliance with the current public information required under Rule 144; or (C) when such securities shall have ceased to be outstanding or three years from the date of effectiveness of such registration statement; or (B) such shorter period upon which such Selling Securityholder has notified us that such securities have actually been sold. Under the warrant agreement, we have agreed to maintain the effectiveness of this prospectus in respect of the shares of Common Stock issuable upon the exercise of the Public Warrants and the Private Placement Warrants until the expiration or redemption of such Private Placement Warrants. We have agreed to pay all expenses in connection with this offering, other than underwriting fees, discounts, selling commissions, stock transfer taxes and certain legal expenses. The Selling Securityholders will pay, on a pro rata basis, any underwriting fees, discounts, selling commissions, stock transfer taxes and certain legal expenses relating to the offering.

Selling Securityholders may use this prospectus in connection with resales of shares of our Common Stock and Private Placement Warrants. This prospectus and any accompanying prospectus supplement will identify the Selling Securityholders, the terms of our Common Stock or Private Placement Warrants and any material relationships between us and the Selling Securityholders. Selling Securityholders may be deemed to be underwriters under the Securities Act in connection with shares of our Common Stock or Private Placement Warrants they resell and any profits on the sales may be deemed to be underwriting discounts and commissions under the Securities Act. Unless otherwise set forth in a prospectus supplement, the Selling Securityholders will receive all the net proceeds from the resale of shares of our Common Stock or Private Placement Warrants.

A Selling Securityholder that is an entity may elect to make an in-kind distribution of Common Stock or Private Placement Warrants to its members, partners or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus, as amended or supplemented. To the extent that such transferees are not affiliates of ours, such transferees will receive freely tradable shares of Common Stock or Private Placement Warrants pursuant to the distribution effected through this prospectus.

 LEGAL MATTERS

The validity of the securities offered hereby has been passed upon for us by Bryan Cave Leighton Paisner LLP, Denver, CO.

EXPERTS

The consolidated financial statements of SomaLogic, Inc. at December 31, 2021 and 2020 and for each of the two years in the period ended December 31, 2021, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our Common Stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and the Securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

We are subject to the informational reporting requirements of the Exchange Act. We file reports, proxy statements and other information with the SEC under the Exchange Act. Our SEC filings are available over the Internet at the SEC’s website at http://www.sec.gov. Our website address is http://www.somalogic.com. The information on, or that can be accessed through, our website is not part of this prospectus.

SomaLogic, Inc.
Condensed Consolidated Balance Sheets
Unaudited

(in thousands, except share data)

	June 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	$418,182	$439,488
Investments	200,912	218,218
Accounts receivable, net	13,681	17,074
Inventory	20,768	11,213
Deferred costs of services	8	462
Prepaid expenses and other current assets	5,158	5,097
Total current assets	658,709	691,552
Non-current inventory	2,547	4,085
Property and equipment, net of accumulated depreciation of $16,448 and $15,244 as of June 30, 2022 and December 31, 2021, respectively	15,857	9,557
Other long-term assets	8,966	908
Total assets	$686,079	$706,102

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$19,076	$15,089
Accrued liabilities	9,305	11,109
Deferred revenue	5,300	3,021
Other current liabilities	1,250	66
Total current liabilities	34,931	29,285
Warrant liabilities	8,005	35,181
Earn-out liability	1,396	26,885
Deferred revenue, net of current portion	31,839	2,364
Other long-term liabilities	2,690	363
Total liabilities	78,861	94,078
Commitments and contingencies (Note 8)
Stockholders’ equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding at June 30, 2022 and December 31, 2021	—	—
Common stock, $0.0001 par value; 600,000,000 shares authorized; 183,453,324 and 181,552,241 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	18	18
Additional paid-in capital	1,134,024	1,110,991
Accumulated other comprehensive loss	(947)	(72)
Accumulated deficit	(525,877)	(498,913)
Total stockholders’ equity	607,218	612,024
Total liabilities and stockholders’ equity	$686,079	$706,102

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SomaLogic, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss Unaudited

(in thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenue
Assay services revenue	$10,931	$16,236	$29,731	$30,809
Product revenue	714	462	1,167	655
Collaboration revenue	762	762	1,525	1,525
Other revenue	1,737	2,320	4,701	5,651
Total revenue	14,144	19,780	37,124	38,640
Operating expenses
Cost of assay services revenue	6,571	7,656	17,951	13,811
Cost of product revenue	506	329	778	419
Research and development	17,636	8,590	31,436	16,708
Selling, general and administrative	36,812	14,833	67,627	27,642
Total operating expenses	61,525	31,408	117,792	58,580
Loss from operations	(47,381)	(11,628)	(80,668)	(19,940)
Other income (expense)
Interest income and other, net	833	69	1,039	71
Interest expense	—	(148)	—	(1,322)
Change in fair value of warrant liabilities	14,536	—	27,176	—
Change in fair value of earn-out liability	9,027	—	25,489	—
Loss on extinguishment of debt, net	—	(1,630)	—	(1,630)
Total other income (expense)	24,396	(1,709)	53,704	(2,881)
Net loss	$(22,985)	$(13,337)	$(26,964)	$(22,821)

Other comprehensive loss
Net unrealized loss on available-for-sale securities	$(209)	$14	$(861)	$8
Foreign currency translation (loss) gain	(11)	—	(14)	1
Total other comprehensive (loss) gain	(220)	14	(875)	9
Comprehensive loss	$(23,205)	$(13,323)	$(27,839)	$(22,812)

Net loss per share, basic and diluted	$(0.13)	$(0.12)	$(0.15)	$(0.20)
Weighted-average shares outstanding, basic and diluted	183,143,391	114,904,241	182,599,949	114,691,007

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SomaLogic, Inc.

Condensed Consolidated Statements of Stockholders’ Equity Unaudited

(in thousands, except share amounts)

	Three Months Ended June 30, 2022
					Additional	Accumulated Other		Total
	Common Stock		Treasury Stock		Paid-In	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Income	Deficit	Equity (Deficit)
Balance at March 31, 2022	182,176,926	$18	—	$—	$1,120,910	$(727)	$(502,892)	$617,309
Issuance of Common Stock upon exercise of options	1,241,871	—	—	—	3,510	—	—	3,510
Shares issued under employee stock purchase plan	34,527	—	—	—	133	—	—	133
Stock-based compensation	—	—	—	—	9,471	—	—	9,471
Net unrealized loss on available-for-sale securities	—	—	—	—	—	(209)	—	(209)
Foreign currency translation loss	—	—	—	—	—	(11)	—	(11)
Net loss	—	—	—	—	—	—	(22,985)	(22,985)
Balance at June 30, 2022	183,453,324	$18	—	$—	$1,134,024	$(947)	$(525,877)	$607,218

	Three Months Ended June 30, 2021
					Additional	Accumulated Other		Total
	Common Stock		Treasury Stock		Paid-In	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Income	Deficit	Equity (Deficit)
Balance at March 31, 2021	74,166,739	$742	(131,344)	$(408)	$398,910	$(7)	$(420,850)	$(21,613)
Retrospective application of recapitalization	40,659,113	(731)	131,344	408	202,439	—	—	202,116
Balance at March 31, 2021	114,825,852	11	—	—	601,349	(7)	(420,850)	180,503
Issuance of Common Stock upon exercise of options	545,677	—	—	—	1,915	—	—	1,915
Issuance of Common Stock for services	—	—	—	—	150	—	—	150
Stock-based compensation	—	—	—	—	4,614	—	—	4,614
Net unrealized gain on available-for-sale securities	—	—	—	—	—	14	—	14
Net loss	—	—	—	—	—	—	(13,337)	(13,337)
Balance at June 30, 2021	115,371,529	$11	—	$—	$608,028	$7	$(434,187)	$173,859

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SomaLogic, Inc.

Condensed Consolidated Statements of Stockholders’ Equity Unaudited

(in thousands, except share amounts)

	Six Months Ended June 30, 2022
					Additional	Accumulated Other		Total
	Common Stock		Treasury Stock		Paid-In	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Income	Deficit	Equity (Deficit)
Balance at December 31, 2021	181,552,241	$18	—	$—	$1,110,991	$(72)	$(498,913)	$612,024
Issuance of Common Stock upon exercise of options	1,866,556	—	—	—	4,752	—	—	4,752
Shares issued under employee stock purchase plan	34,527	—	—	—	133	—	—	133
Issuance of Common Stock for services	—	—	—	—	50	—	—	50
Stock-based compensation	—	—	—	—	18,098	—	—	18,098
Net unrealized loss on available-for-sale securities	—	—	—	—	—	(861)	—	(861)
Foreign currency translation loss	—	—	—	—	—	(14)	—	(14)
Net loss	—	—	—	—	—	—	(26,964)	(26,964)
Balance at June 30, 2022	183,453,324	$18	—	$—	$1,134,024	$(947)	$(525,877)	$607,218

	Six Months Ended June 30, 2021
					Additional	Accumulated Other		Total
	Common Stock		Treasury Stock		Paid-In	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Income	Deficit	Equity (Deficit)
Balance at December 31, 2020	73,481,228	$735	(113,220)	$(352)	$394,786	$(2)	$(411,366)	$(16,199)
Retrospective application of recapitalization	40,785,287	(724)	113,220	352	202,488	—	—	202,116
Balance at December 31, 2020	114,266,515	$11	—	$—	$597,274	$(2)	$(411,366)	$185,917
Issuance of Common Stock upon exercise of options	957,466	—	—	—	2,792	—	—	2,792
Issuance of Common Stock for services	162,737	—	—	—	264	—	—	264
Stock-based compensation	—	—	—	—	7,754	—	—	7,754
Surrender of shares in cashless exercise	(15,189)	—	—	—	(56)	—	—	(56)
Net unrealized gain on available-for-sale securities	—	—	—	—	—	8	—	8
Foreign currency translation gain	—	—	—	—	—	1	—	1
Net loss	—	—	—	—	—	—	(22,821)	(22,821)
Balance at June 30, 2021	115,371,529	$11	—	$—	$608,028	$7	$(434,187)	$173,859

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SomaLogic, Inc.

Condensed Consolidated Statements of Cash Flows

Unaudited

(in thousands)

	Six Months Ended June 30,
	2022	2021
Operating activities
Net loss	$(26,964)	$(22,821)
Adjustments to reconcile net loss to cash used in operating activities:
Stock-based compensation expense	18,131	8,016
Depreciation and amortization	1,718	1,377
Amortization of debt issuance costs, discounts and premiums	—	258
Noncash lease expense	(746)	—
Change in fair value of compound derivative liability	—	7
Change in fair value of warrant liabilities	(27,176)	—
Change in fair value of earn-out liability	(25,489)	—
Amortization of premium on available-for-sale securities, net	82	155
Provision for excess and obsolete inventory	142	385
Provision (recovery) for doubtful accounts	17	(36)
Loss on extinguishment of debt, net	—	1,630
Paid-in-kind interest	—	165
Other	6	7
Changes in operating assets and liabilities:
Accounts receivable	3,376	3,919
Inventory	(8,159)	109
Deferred costs of services	454	(271)
Prepaid expenses and other current assets	(64)	(570)
Other long-term assets	1,182	—
Accounts payable	3,454	172
Deferred revenue	31,754	2,502
Accrued and other liabilities	(2,655)	(877)
Payment of paid-in-kind interest on extinguishment of debt	—	(752)
Net cash used in operating activities	(30,937)	(6,625)
Investing activities
Proceeds from sale of property and equipment	—	8
Purchase of property and equipment	(7,477)	(962)
Purchase of available-for-sale securities	(112,287)	(102,106)
Proceeds from sales and maturities of available-for-sale securities	128,650	30,872
Net cash provided by (used in) investing activities	8,886	(72,188)
Financing activities
Repayment of long-term debt	—	(36,512)
Payment of deferred transaction costs	—	(4,686)
Proceeds from exercise of stock options	4,885	2,738
Net cash provided by (used in) financing activities	4,885	(38,460)
Effect of exchange rates on cash, cash equivalents and restricted cash	(20)	(3)
Net decrease in cash, cash equivalents and restricted cash	(17,186)	(117,276)
Cash, cash equivalents and restricted cash at beginning of period	440,268	165,194
Cash, cash equivalents and restricted cash at end of period	$423,082	$47,918
Supplemental cash flow information:
Cash paid for interest	$—	$1,627
Supplemental disclosure of non-cash investing and financing activities:
Purchase of property and equipment included in accounts payable	$533	$910
Operating lease assets obtained in exchange for lease obligations	4,134	—
Surrender of shares in cashless exercise	—	56
Issuance of Common Stock for services	50	262
Transaction costs included in accounts payable	—	685
Forgiveness of Paycheck Protection Program loan and accrued interest	—	3,561

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$418,182	$47,138
Restricted cash included in other long-term assets	4,900	780
Total cash, cash equivalents and restricted cash at end of period	$423,082	$47,918

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SomaLogic, Inc.

Notes to Condensed Consolidated Financial Statements

Unaudited

Note 1 — Description of Business

Organization and Operations

SomaLogic, Inc. (“SomaLogic” or the “Company”) was originally incorporated in Delaware on December 15, 2020 as a special purpose acquisition company under the name CM Life Sciences II Inc. (“CMLS II”) for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses.

On September 1, 2021 (the “Closing Date”), we consummated the business combination (the “Business Combination”) of SomaLogic Operating Co. Inc. (“SomaLogic Operating”), a Delaware corporation formed on October 13, 1999, wherein SomaLogic Operating became a wholly-owned subsidiary of CMLS II. In connection with the closing of the Business Combination, we changed our name from CM Life Sciences II Inc. to SomaLogic, Inc.

The Business Combination was accounted for as a reverse recapitalization in accordance with U.S. generally accepted accounting principles (“GAAP”). Under this method of accounting, CMLS II was treated as the “acquired” company for financial reporting purposes and SomaLogic Operating was treated as the accounting acquirer. Accordingly, for accounting purposes, our financial statements represent a continuation of the financial statements of SomaLogic Operating with the Business Combination being treated as the equivalent of SomaLogic Operating issuing stock for the net assets of CMLS II, accompanied by a recapitalization. The net assets of SomaLogic Operating are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination in these financial statements are those of SomaLogic Operating. The recapitalization of our Common Stock is reflected retrospectively to the earliest period presented, and is utilized for calculating net loss per share in all prior periods presented.

Other than information discussed herein, there have been no significant changes to our description of business and Business Combination disclosed in our Annual Report on Form 10-K for the year ended December 31, 2021 (the “2021 Form 10-K”).

We are a protein biomarker discovery and clinical diagnostics company that develops slow off-rate modified aptamers (“SOMAmers®”), which are modified nucleic acid-based protein binding reagents that are specific for their cognate protein, and offer proprietary SomaScan® services, which provide multiplex protein detection and quantification of protein levels in complex biological samples. The SOMAmers®/SomaScan® technology enables researchers to analyze various types of biological samples for protein biomarker signatures, which can be utilized in drug discovery and development. Biomarker discoveries from SomaScan® can lead to diagnostic applications in various areas of diseases including cardiovascular and metabolic disease, nonalcoholic steatohepatitis, and wellness, among others.

Unless the context otherwise requires, the terms “we”, “us”, “our”, “SomaLogic” and “the Company” refer to SomaLogic, Inc. and its consolidated subsidiaries.

COVID-19 Pandemic

The Company is subject to ongoing uncertainty concerning the Coronavirus Disease 2019 (“COVID-19”) pandemic, including its length and severity and its effect on the Company’s business. Our suppliers have been impacted by the COVID-19 pandemic, and we have experienced supply delays for certain equipment, instrumentation, and other supplies that we use for our services and products.

The COVID-19 pandemic continues to be dynamic and near-term challenges across the economy remain. The Company expects continued volatility and unpredictability related to the impact of COVID-19 on business results. The Company continues to actively monitor the pandemic and will continue to take appropriate steps to mitigate the adverse impacts on the business posed by the on-going spread of COVID-19.

SomaLogic, Inc.

Notes to Condensed Consolidated Financial Statements

Unaudited

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The condensed consolidated financial statements and accompanying notes include the accounts of SomaLogic and our wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The accompanying condensed consolidated financial statements have been prepared in accordance with GAAP for interim financial information. Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASUs”) of the Financial Accounting Standards Board (“FASB”).

Certain information and disclosures normally included in consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2021 included in the 2021 Form 10-K.

These unaudited condensed consolidated financial statements have been prepared on the same basis as our annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include normal recurring adjustments considered necessary for a fair presentation of interim financial information, to present fairly the Company’s condensed consolidated financial position and its results of operations and cash flows. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the year ending December 31, 2022 or for any other future annual or interim period.

Certain reclassifications have been made to prior period amounts to conform to the current presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, revenue recognition, inventory valuation, incremental borrowing rates used in the determination of lease assets and liabilities, the valuation of stock-based compensation awards, warrant liabilities valuations, and earn-out liability valuations. We base our estimates on current facts, historical and anticipated results, trends, and other relevant assumptions that we believe are reasonable under the circumstances. Actual results could differ from these estimates, and such differences could be material to the Company’s consolidated financial position and results of operations.

SomaLogic, Inc.

Notes to Condensed Consolidated Financial Statements

Unaudited

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents, investments, and accounts receivable. Our cash and cash equivalents are deposited with high-quality financial institutions. Deposits at these institutions may, at times, exceed federally insured limits.

Significant customers are those that represent more than 10% of the Company’s total revenues or gross accounts receivable balances for the periods and as of each balance sheet date presented. For each significant customer, revenue as a percentage of total revenues and gross accounts receivable as a percentage of total gross accounts receivable as of the periods presented were as follows:

	Accounts Receivable		Revenue
	June 30,	December 31,	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021	2022	2021
Customer A	*	10%	*	22%	25%	22%
Customer B	*	*	*	14%	*	25%
Customer C	28%	20%	*	10%	10%	13%
Customer D	*	26%	*	*	*	*

*	less than 10%

International sales entail a variety of risks, including currency exchange fluctuations, longer payment cycles, and greater difficulty in accounts receivable collection. The risks of international sales are mitigated in part by the fact that contracts are in U.S. dollars. Customers outside the United States collectively represent 33% and 31% of the Company’s revenues for the three months ended June 30, 2022 and 2021, respectively, and 40% and 28% for the six months ended June 30, 2022 and 2021, respectively. Customers outside of the United States collectively represented 24% and 18% of the Company’s gross accounts receivable balance as of June 30, 2022 and December 31, 2021, respectively.

Certain components included in our products require customization and are obtained from a single source or a limited number of suppliers.

Leases

Following the adoption of ASU 2016-02, Leases (Topic 842) (“ASC 842”), on January 1, 2022, we determine if an arrangement is a lease at inception of the contract. Operating lease right-of-use (“ROU”) assets are included in other long-term assets, and operating lease liabilities are included in other current liabilities and other long-term liabilities in the condensed consolidated balance sheets.

SomaLogic, Inc.

Notes to Condensed Consolidated Financial Statements

Unaudited

ROU assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at commencement date. As the implicit rate in the Company's leases is generally unknown, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. The Company gives consideration to its credit risk, term of the lease, total lease payments and adjusts for the impacts of collateral, as necessary, when calculating its incremental borrowing rates.

Operating lease ROU assets include lease incentives and initial direct costs incurred. When the lease incentives specify a maximum level of reimbursement and we are reasonably certain to incur reimbursable costs equal to or exceeding this level, we include the lease incentive in the measurement of the ROU assets and lease liabilities at commencement. The lease terms may include options to extend or terminate the lease when it is reasonably certain the Company will exercise any such options. Lease costs for our operating leases are recognized on a straight-line basis within operating expenses over the lease term in the condensed consolidated statements of operations and comprehensive loss.

We have lease agreements with lease and non-lease components. However, we have elected the practical expedient to not separate lease and non-lease components for all of our existing classes of assets. Therefore, the lease and non-lease components are accounted for as a single lease component. We have also elected to not apply the recognition requirement to any short-term leases with a term of 12 months or less.

We monitor for events or changes in circumstances that may require a reassessment or impairment of our leases, at which time our ROU assets for operating leases may be reduced by impairment losses.

Warrant Liabilities

During February 2021, in connection with CMLS II’s initial public offering, CMLS II issued 5,519,991 warrants (the “Public Warrants”) to purchase shares of Common Stock at $11.50 per share. Simultaneously, with the consummation of the CMLS II initial public offering, CMLS II issued 5,013,333 warrants through a private placement (the “Private Placement Warrants”, and together with the Public Warrants, the “Warrants”) to purchase shares of Common Stock at $11.50 per share. All of the Warrants were outstanding as of June 30, 2022.

We classify the Warrants as liabilities on our condensed balance sheets as these instruments are precluded from being indexed to our own stock given that the terms allow for a settlement adjustment that does not meet the scope for the fixed-for-fixed exception in ASC 815, Derivatives and Hedging (“ASC 815”). Since the Warrants meet the definition of a derivative under ASC 815-40, the Company recorded these warrants as long-term liabilities at fair value on the date of the Business Combination, with subsequent changes in their respective fair values recognized within change in fair value of warrant liabilities in the condensed consolidated statements of operations and comprehensive loss at each reporting date.

SomaLogic, Inc.

Notes to Condensed Consolidated Financial Statements

Unaudited

Earn-Out Liability

As a result of the Business Combination, additional shares of Common Stock were provided to SomaLogic Operating shareholders and to certain employees and directors of SomaLogic (“Earn-Out Service Providers”) of up to 3,500,125 and 1,499,875, respectively (the “Earn-Out Shares”). The Earn-Out Shares are payable if the price of our Common Stock is greater than or equal to $20.00 for a period of at least 20 out of 30 consecutive trading days at any time between the 13- and 24-month anniversary of the Closing Date (the “Triggering Event”). Any Earn-Out Shares issuable to an Earn-Out Service Provider shall be issued only if such individual continues to provide services (whether as an employee or director) through the date of occurrence of the corresponding Triggering Event (or a change in control acceleration event, if applicable) that causes such Earn-Out Shares to become issuable. Any Earn-Out Shares that are forfeited pursuant to the preceding sentence shall be reallocated to the SomaLogic Operating stockholders in accordance with their respective pro rata Earn-Out Shares.

The Earn-Out Shares were recognized as a liability in accordance with ASC 815. The liability was included as part of the consideration transferred in the Business Combination and was recorded at fair value. The earn-out liability is remeasured at the end of each reporting period, with subsequent changes in fair value recognized within change in fair value of earn-out liability in the condensed consolidated statements of operations and comprehensive loss.

Revenue Recognition

The Company recognizes revenue from sales to customers under ASC 606, Revenue from Contracts with Customers (“ASC 606”). ASC 606 provides a five-step model for recognizing revenue that includes identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when, or as, an entity satisfies a performance obligation.

The Company recognizes revenue when or as control of promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Sales, value add, and other taxes collected concurrent with revenue-producing activities are excluded from revenue and products are sold without the right of return.

Payment terms may vary by customer, are based on customary commercial terms, and are generally less than one year. The Company does not adjust revenue for the effects of a significant financing component for contracts where the period between the transfer of the good or service and collection is one year or less. The Company expenses incremental costs to obtain a contract when incurred since the amortization period of the asset that would otherwise be recognized is one year or less.

Assay Services Revenue

The Company generates assay services revenue primarily from the sale of SomaScan® services. SomaScan® service revenue is derived from performing the SomaScan® assay on customer samples to generate data on protein biomarkers. Revenue from SomaScan® services is recognized at the time the analysis data or report is delivered to the customer, which is when control has been transferred to the customer. SomaScan® services are sold at a fixed price per sample without any volume discounts, rebates, or refunds.

The delivery of each assay data report is a separate performance obligation. For arrangements with multiple performance obligations, the transaction price must be allocated to each performance obligation based on its relative standalone selling price. Judgment is required to determine the standalone selling price for each distinct performance obligation as there are few directly comparable products in the market and factors such as customer size are factored into the determination of selling price. We determine standalone selling prices based on amounts invoiced to customers in observable transactions.

SomaLogic, Inc.

Notes to Condensed Consolidated Financial Statements

Unaudited

Product Revenue

Product revenue primarily consists of equipment and kit sales to customers who assay samples in their own laboratories. Equipment is generally accounted for as a bundle with installation, qualification and training services. Revenue is recognized over time based on the progress made toward achieving the performance obligation utilizing input methods, including costs and labor hours incurred. The Company receives fixed consideration per kit and revenue from kit sales is recognized upon transfer of control to the customer. Shipping and handling costs billed to customers are included in product revenue in the condensed consolidated statements of operations and comprehensive loss.

Collaboration Revenue

In July 2011, NEC Corporation (“NEC”) and the Company entered into a Strategic Alliance Agreement (the “SAA”) to develop a professional software tool to enable SomaScan® customers to easily access and interpret the highly multiplexed proteomic data generated by SomaLogic’s SomaScan® assay technology in the United States. To support this development, NEC made an upfront payment of $12.0 million and SomaLogic agreed to pay NEC a perpetual royalty on certain SomaScan® revenues. This agreement includes a clause whereby if there is a material breach of the contract or change in control of the Company, the Company may be required to pay a fee to terminate the agreement.

The Company determined that the SAA met the criteria set forth in ASC 808, Collaborative Arrangements, (“ASC 808”) because both parties were active participants and were exposed to significant risks and rewards dependent on commercial failure or success. The Company recorded the upfront payment as deferred revenue to be recognized over the period of performance of 15 years. The revenue was recorded in collaboration revenue in the condensed consolidated statements of operations and comprehensive loss.

In March 2020, NEC and the Company mutually terminated the SAA and concurrently the Company and NEC Solution Innovators, Ltd. (“NES”), a wholly owned subsidiary of NEC, entered into a new arrangement, the JDCA, to develop and commercialize SomaScan® services in Japan, as described in the section entitled “Collaboration Agreements” above. NES agreed to make annual payments of $2.0 million for 5 years, for a total of $10.0 million, in exchange for research and development activities, as described below. The Company determined the JDCA should be accounted for as a modification of the SAA. Therefore, the remaining SAA deferred revenue balance as of the date of the modification was included as consideration under the JDCA resulting in total consideration of $15.3 million for research and development activities. We determined that this arrangement also meets the criteria set forth in ASC 808. The JDCA contains three separate performance obligations: (i) research and development activities, (ii) assay services, and (iii) a 10-year exclusive license of the Company’s intellectual property.

(i) Research and Development Activities

The Company determined that NES is not a customer with respect to the research and development activities associated with the collaboration arrangement under ASC 808. The Company’s efforts related to the research and development activities are incurred consistently throughout the performance period. As a result, the Company recognizes revenue from these activities over time on a straight-line basis and records revenue in collaboration revenue in the condensed consolidated statements of operations and comprehensive loss.

(ii) Assay Services

The Company determined that NES is a customer for the assay services performance obligation, which should be accounted for using the criteria under ASC 606. The Company receives a fixed fee (standalone selling price) per sample in exchange for assaying samples, which is a service performed for other customers in the ordinary course of business. This performance obligation is recognized at a point in time when the assay data report is delivered to the customer and recorded in assay services revenue in the condensed consolidated statements of operations and comprehensive loss.

(iii) License of Intellectual Property

The Company determined that NES is a customer for the license performance obligation, which should be accounted for using the criteria under ASC 606. The Company receives royalties based on NES’ net sales and determined the allocation of royalties solely to this performance obligation is consistent with the objectives in ASC 606. This performance obligation was satisfied at the beginning of the license term. Subject to the sales and usage-based royalty exception, revenue is recognized in the period in which the subsequent sale or usage has occurred. Royalties are recorded in other revenue in the condensed consolidated statements of operations and comprehensive loss.

SomaLogic, Inc.

Notes to Condensed Consolidated Financial Statements

Unaudited

Other Revenue

Other revenue includes royalty revenue and revenue received from research grants. The Company recognizes royalty revenue for fees paid by customers in return for the exclusive license to make, use or sell certain licensed products in certain geographic areas. These fees are equivalent to a percentage of the customer’s related revenues. The Company recognizes revenue for sales-based or usage-based royalties promised in exchange for a license of intellectual property when the later of the following events occurs: (i) the subsequent sale or usage occurs, or (ii) the performance obligation to which some or all of the sales-based or usage-based royalty has been satisfied. As such, revenue is recognized in the period in which the subsequent sale or usage has occurred.

In June 2008, the Company and New England Biolabs, Inc. (“NEB”) entered into an exclusive licensing agreement, whereby the Company provides a license to use certain proprietary information and know-how relating to its aptamer technology to make and use commercial products. In exchange, the Company receives royalties from NEB for these products.

Grant revenue represents funding under cost reimbursement programs from government agencies and non-profit foundations for qualified research and development activities performed by the Company. The Company recognizes grant revenue when it is reasonably assured that the grant funding will be received as evidenced through the existence of a grant arrangement, amounts eligible for reimbursement are determinable and have been incurred, the applicable conditions under the grant arrangements have been met, and collectability of amounts due is reasonably assured. The classification of costs incurred related to grants is based on the nature of the activities performed by the Company. Grant revenue is recognized when the related costs are incurred and recorded in other revenue in the condensed consolidated statements of operations and comprehensive loss.

Illumina Cambridge, Ltd.

On December 31, 2021, the Company entered into a multi-year arrangement with Illumina Cambridge, Ltd. (“Illumina Agreement”) to jointly develop and commercialize co-branded kits that will combine Illumina’s Next Generation Sequencing (“NGS”) technology with SomaLogic’s SomaScan technology. Pursuant to the agreement, we received a non-refundable upfront payment of $30.0 million on January 4, 2022. This arrangement is accounted for in accordance with Topic 606 by analogy. The Company concluded there are two performance obligations: (1) combined performance obligation that includes the following material promises: licenses, patents, training, transfer of know-how and SOMAmer reagents necessary to use the SomaScan technology (“Bundled SomaScan Technology”), and (2) an option to purchase goods post-commercialization with a material right (“Material Right”). The total transaction price is subject to a constraint since it is uncertain that commercialization will be achieved; and therefore the transaction price was determined to be $30.0 million and was allocated to each of the performance obligations identified on a relative standalone selling price basis.

Bundled SomaScan Technology: Revenue is recognized as control transfers when the SOMAmer reagents are shipped. The Company estimated the standalone selling price (“SSP”) based on observable pricing of similar performance obligations.

Material Right: Revenue is recognized when Illumina exercises its option to purchase goods post-commercialization. The Company estimated the SSP based on the incremental discount adjusted for the likelihood that Illumina will exercise the option.

Contract Modification: In June 2022, Illumina issued a purchase order that changed the future obligations due from SomaLogic under the Illumina Agreement. The purchase order represents a contract modification that is accounted for prospectively as if it were a termination of the existing contract and the creation of a new contract.

As a result, the Company determined that there were three new performance obligations (total of five performance obligations): (1) equipment bundle that includes customization services, integration services, system qualification services, site initiation services and training (“Equipment Bundle”), (2) qualification kits, and (3) support services. The contract modification resulted in an increase in the transaction price of $0.5 million. The updated transaction price was allocated between the performance obligations on a relative SSP basis.

SomaLogic, Inc.

Notes to Condensed Consolidated Financial Statements

Unaudited

Equipment Bundle: Revenue is recognized over time based on the progress made toward achieving the performance obligation utilizing input methods, including costs and labor hours incurred. The Company estimated the SSP based on observable pricing of similar performance obligations.

Qualification Kits: Revenue is recognized as control transfers when the qualification kits are shipped. The Company estimated the SSP based on observable pricing of similar performance obligations.

Support Services: Revenue is recognized for the support services over the service period, using an input method based on time. The Company estimated the SSP based on observable pricing of similar performance obligations.

During the three and six months ended June 30, 2022, the Company recognized $0.1 million of revenue pursuant to the Illumina Agreement.

Restricted Cash

Restricted cash represents cash on deposit with a financial institution as security for letters of credit outstanding for the benefit of the landlords related to operating leases. The restricted cash is classified as other long-term assets on the condensed consolidated balance sheets based on the terms of the underlying leases. As of June 30, 2022 and December 31, 2021, the restricted cash on deposit was $4.9 million and $0.8 million, respectively.

Segment Information

The Company has one operating segment. The Company’s chief operating decision maker (the “CODM”) role is performed by the Company’s Chief Executive Officer. The CODM manages the Company’s operations on a consolidated basis for purposes of allocating resources and assessing performance. Substantially all of the Company’s operations and decision-making functions are located in the United States.

Other Significant Accounting Policies

Our significant accounting policies are described in our 2021 Form 10-K. There have been no significant changes to those policies.

Recent Accounting Pronouncements

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies so long as we remain an emerging growth company.

Recently Adopted Accounting Standards

Leases. In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize assets and liabilities for the rights and obligations created by most leases on their balance sheet. In June 2020, the FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which extended the effective date of ASU 2016-02 for non-public business entities.

We adopted ASU 2016-02, as amended, on January 1, 2022 using a modified retrospective approach and elected to apply the legacy lease guidance and disclosure requirements (“ASC 840”) in the comparative periods presented for the year of adoption.

We elected the package of transition practical expedients, permitting us to not reassess our prior conclusions about lease identification, lease classification and initial direct costs.

SomaLogic, Inc.

Notes to Condensed Consolidated Financial Statements

Unaudited

The new lease standard impacted our condensed consolidated balance sheets as a result of the ROU assets and operating lease liabilities, but did not impact our condensed consolidated statements of operations or condensed consolidated statements of cash flows. The adoption did not require any cumulative-effect adjustments to opening accumulated deficit. We currently have no finance leases. Upon adoption, we recorded $4.1 million of ROU assets, $1.0 million of current operating lease liabilities, and $3.6 million of non-current operating lease liabilities.

For more information on our leases, refer to Note 5, Leases.

Income Taxes. In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions to the general principles of ASC 740 as part of an overall simplification initiative. We adopted ASU 2019-12 prospectively when it became effective on January 1, 2022 and the adoption did not have a material impact on our condensed consolidated financial statements and related disclosures.

Accounting Standards Not Yet Adopted

Financial Instruments — Credit Losses. In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which sets forth a “current expected credit loss” (CECL) model that requires us to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost and applies to some off-balance sheet credit exposures. In November 2019, the FASB issued ASU 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which extends the effective date of ASU 2016-13 for non-public business entities. ASU 2016-13, as amended, is effective for us on January 1, 2023, with early adoption permitted. We are currently evaluating the impact of adopting the standard on our condensed consolidated financial statements and related disclosures.

Convertible Debt, Contracts in an Entity’s Own Equity and EPS. In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in an Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible debt by removing the requirements to separately present certain conversion features in equity. In addition, the amendment also simplifies the guidance in ASC Subtopic 815-40, Derivatives and Hedging: Contracts in Entity's Own Equity, by removing certain criteria that must be satisfied in order to classify a contract as equity. Further, contracts which can be settled in cash or shares, excluding liability-classified share-based payment awards, are to be included in diluted earnings per share using the “if-converted” method if the effect is dilutive, regardless of whether the entity or the counterparty can choose between cash and share settlement. The share-settlement presumption may not be rebutted based on past experience or a stated policy. ASC 2020-06 is effective for us on January 1, 2024, although early adoption is permitted. ASU 2020-06 may be adopted through either the fully retrospective or modified retrospective method of transition. We are currently evaluating the impact of this standard on our condensed consolidated financial statements and related disclosures.

Note 3 — Revenue

The following table provides information about disaggregated revenue by product line:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2022	2021	2022	2021
Assay services revenue	$10,931	$16,236	$29,731	$30,809
Product revenue	714	462	1,167	655
Collaboration revenue	762	762	1,525	1,525
Other revenue:
Royalties	930	2,050	3,885	5,050
Other	807	270	816	601
Total other revenue	1,737	2,320	4,701	5,651
Total revenue	$14,144	$19,780	$37,124	$38,640

SomaLogic, Inc.

Notes to Condensed Consolidated Financial Statements

Unaudited

Contract Balances and Remaining Performance Obligations

As of June 30, 2022 and December 31, 2021, deferred revenue of $37.1 million and $5.4 million, respectively, was comprised of balances related to our collaboration revenue, assay services, and other revenue. As of June 30, 2022 and December 31, 2021, the portion of deferred revenue related to collaboration revenue was $4.4 million and $3.9 million, respectively, which is being recognized on a straight-line basis over the period of performance. As of June 30, 2022, the estimated remaining performance period is 2.8 years. As of June 30, 2022 and December 31, 2021, the portion of deferred revenue related to assay services and other revenue was $2.7 million and $1.5 million, respectively. As of June 30, 2022, the deferred revenue related to assay services and other revenue will be recognized within 12 months.

As of June 30, 2022 and December 31, 2021, the deferred revenue related to the Illumina Agreement amounted to $30.0 million and nil, respectively. As of June 30, 2022, the estimated remaining performance obligation period is approximately nine years.

A summary of the change in contract liabilities is as follows:

(in thousands)	June 30, 2022	December 31, 2021
Balance at beginning of period	$5,385	$5,177
Recognition of revenue included in balance at beginning of period	(1,618)	(1,762)
Revenue deferred during the period, net of revenue recognized	33,372	1,970
Balance at end of period	$37,139	$5,385

Note 4 — Fair Value Measurements

Assets measured at fair value on a recurring basis

The following tables set forth our financial assets measured at fair value on a recurring basis and the level of inputs used in such measurements:

As of June 30, 2022 (in thousands)	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Aggregate Fair Value	Fair Value Level
Cash and cash equivalents:
Cash	$76,006	$—	$—	$76,006	Level 1
Money market funds	328,933	—	—	328,933	Level 1
Commercial paper	13,246	—	(3)	13,243	Level 2
Total cash and cash equivalents	418,185	—	(3)	418,182
Investments:
Commercial paper	122,813	—	(364)	122,449	Level 2
U.S. Treasuries	60,612	—	(430)	60,182	Level 2
Asset-backed securities	4,011	—	(11)	4,000	Level 2
Corporate bonds	9,405	—	(72)	9,333	Level 2
Agency bonds	5,000	—	(52)	4,948	Level 2
Total investments	201,841	—	(929)	200,912
Total assets measured at fair value on a recurring basis	$620,026	$—	$(932)	$619,094

SomaLogic, Inc.

Notes to Condensed Consolidated Financial Statements

Unaudited

As of December 31, 2021 (in thousands)	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Aggregate Fair Value	Fair Value Level
Cash and cash equivalents:
Cash	$114,533	$—	$—	$114,533	Level 1
Money market funds	324,955	—	—	324,955	Level 1
Total cash and cash equivalents	439,488	—	—	439,488
Investments:
Commercial paper	177,852	16	(57)	177,811	Level 2
U.S. Treasuries	12,021	—	(9)	12,012	Level 2
Asset-backed securities	12,084	—	(8)	12,076	Level 2
Corporate bonds	16,332	—	(13)	16,319	Level 2
Total investments	218,289	16	(87)	218,218
Total assets measured at fair value on a recurring basis	$657,777	$16	$(87)	$657,706

All of the commercial paper, U.S. Treasuries, asset-backed securities, corporate bonds, and agency bonds that are designated as available-for-sale securities have an effective maturity date that is less than one year from the respective balance sheet date, and accordingly, have been classified as current in the condensed consolidated balance sheets.

We classify our investments in money market funds within Level 1 of the fair value hierarchy because they are valued using quoted market prices. We classify our commercial paper, U.S Treasuries, asset-backed securities, corporate bonds and agency bonds as Level 2 and obtain the fair value from a third-party pricing service, which may use quoted market prices for identical or comparable instruments or model-driven valuations using observable market data or inputs corroborated by observable market data.

As all of our available-for-sale securities have been held for less than a year as of both June 30, 2022 and December 31, 2021, no security has been in an unrealized loss position for 12 months or greater. We evaluated our securities for other-than temporary impairment and considered the decline in market value for the securities to be primarily attributed to current economic and market conditions. It is not more likely than not that we will be required to sell the securities, and we do not intend to do so prior to the recovery of the amortized cost basis. Based on this analysis, the available-for-sale securities were not considered to be other-than-temporarily impaired as of June 30, 2022 and December 31, 2021.

Liabilities measured at fair value on a recurring basis

The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

(in thousands)	June 30, 2022	December 31, 2021	Fair Value Level
Warrant liability - public warrants	$4,195	$18,437	Level 1
Warrant liability - private placement warrants	3,810	16,744	Level 2
Earn-out liability	1,396	26,885	Level 3
Total liabilities measured at fair value on a recurring basis	$9,401	$62,066

Warrant liabilities

The public warrants were valued using Level 1 inputs as they are traded in an active market. The fair value of the private placement warrants is equivalent to that of the public warrants as they have substantially the same terms; however, as they are not actively traded, they are classified as Level 2 in the hierarchy table above.

SomaLogic, Inc.

Notes to Condensed Consolidated Financial Statements

Unaudited

Earn-out liability

The fair value of the Earn-Out Shares was estimated using a Monte Carlo simulation model. The fair value is based on the simulated price of the Company over the maturity date of the contingent consideration and increased by estimated forfeitures of Earn-Out Shares issued to Earn-Out Service Providers.

The significant unobservable inputs used in the Monte Carlo simulation to measure the Earn-Out Shares that are categorized within Level 3 of the fair value hierarchy were as follows:

	June 30, 2022	December 31, 2021
Stock price on valuation date	$4.52	$11.64
Volatility	73.8%	85.6%
Risk-free rate	2.76%	0.34%
Dividend yield	—%	—%

The change in the fair value of the earn-out liability for the six months ended June 30, 2022 is summarized as follows:

(in thousands)	Fair Value
Balance as of December 31, 2021	$26,885
Change in fair value of earn-out liability	25,489
Balance as of June 30, 2022	$1,396

Note 5 — Leases

We have operating leases for certain office spaces with lease terms ranging from two to five years. These leases require monthly lease payments that may be subject to annual increases throughout the lease term. Certain of these leases also include renewal options at our election to renew or extend the leases for additional periods ranging from three to ten years. These optional periods have not been considered in the determination of the ROU assets or lease liabilities associated with these leases as we did not consider the exercise of these options to be reasonably certain.

Lease Costs

Lease costs for operating leases are recognized on a straight-line basis over the lease term. The total lease cost for the period was as follows:

	Three Months Ended	Six Months Ended
(in thousands)	June 30, 2022	June 30, 2022
Operating lease cost	$406	$807
Variable lease cost	209	390
Short-term lease cost	12	23
Total lease cost	$627	$1,220

Rent expense for the three and six months ended June 30, 2021 was $0.5 million and $0.9 million, respectively.

SomaLogic, Inc.

Notes to Condensed Consolidated Financial Statements

Unaudited

Lease Maturities

The table below reconciles the undiscounted lease payment maturities to the lease liabilities for our operating leases as of June 30, 2022:

(in thousands)	June 30, 2022
Remainder of 2022	$925
2023	1,905
2024	810
2025	834
2026	144
Total	4,618
Less: amount of lease payments representing interest	(181)
Less: tenant improvement allowance yet to be received	(534)
Present value of future minimum lease payments	3,903
Less: current operating lease liabilities (included in other current liabilities)	(1,250)
Long-term operating lease liabilities (including in other long-term liabilities)	$2,653

Supplemental Lease Information

Supplemental information related to our operating leases was as follows:

June 30, 2022
Weighted average remaining lease term	2.8 years
Weighted average discount rate	2.6%

Cash paid for amounts included in the measurement of our operating lease liabilities for the six months ended June 30, 2022 was $0.9 million.

As of June 30, 2022, we executed two separate lease agreements to lease buildings pending construction that have not yet commenced. Both leases will expire on November 30, 2033, unless extended or early terminated in accordance with the terms of the lease. In accordance with the lease agreements, we made a deposit of $4.1 million during the first quarter of 2022, which is classified as restricted cash and included in other long-term assets in the condensed consolidated balance sheets. The deposits are restricted from withdrawal and held by a bank in the form of collateral for an irrevocable standby letter of credit held as security for the lease of one of the Company’s facilities.

Our obligation to pay rent for each building will begin approximately six months following the applicable commencement date of each lease. The annual base rent for each lease is approximately $1.3 million per year. Each lease is subject to annual increases of approximately 3% per annum, up to approximately $1.8 million per year in the final year of the term. Both leases include tenant improvement allowances in the amount of approximately $3.5 million per lease. We have the right to extend the term of these leases for 3 consecutive periods of 60 months each following the end of the then-current term.

Note 6 — Inventory

Inventory was comprised of the following:

(in thousands)	June 30, 2022	December 31, 2021
Raw materials	$21,905	$15,205
Work in process	1,401	—
Finished goods	9	93
Total inventory	$23,315	$15,298
Inventory (current)	$20,768	$11,213
Non-current inventory	$2,547	$4,085

SomaLogic, Inc.

Notes to Condensed Consolidated Financial Statements

Unaudited

Note 7 — Accrued Liabilities

Accrued liabilities consisted of the following:

(in thousands)	June 30, 2022	December 31, 2021
Accrued compensation	$7,719	$9,832
Accrued charitable contributions	400	400
Accrued medical claims	567	398
Other	619	479
Total accrued liabilities	$9,305	$11,109

Note 8 — Commitments and Contingencies

Legal Proceedings

We are subject to claims and assessments from time to time in the ordinary course of business. We will accrue a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. We are not currently party to any material legal proceedings in which a potential loss is probable or reasonably estimable.

Indemnification

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but that have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

Note 9 — Debt

As of June 30, 2022 and December 31, 2021, we did not have any debt outstanding.

Prior to the Business Combination, we had received various forms of debt including convertible debt, a credit agreement, and funds issued through the Paycheck Protection Program. Prior to the consummation of the Business Combination, these forms of debt were settled or forgiven. The loan resulting from the Paycheck Protection Program was forgiven during the second quarter of 2021 and resulted in a gain on extinguishment of debt of $3.6 million for the three and six months ended June 30, 2021. The debt under the Company’s credit agreement was settled in the second quarter of 2021, which resulted in a $5.2 million loss on extinguishment of debt for the three and six months ended June 30, 2021.

Interest expense incurred during the three and six months ended June 30, 2021 was related to these forms of debt, primarily from the Company’s credit agreement.

Note 10 — Stockholders’ Equity

Under our amended and restated certificate of incorporation, we are authorized to issue 600,000,000 shares of Common Stock, par value of $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share.

As of June 30, 2022, there were an aggregate of 5,519,991 and 5,013,333 outstanding public warrants and private placement warrants, respectively. Each warrant entitles the holder to purchase one share of our Common Stock at a price of $11.50 per share at any time commencing on February 25, 2022. The warrants will expire on September 1, 2026 or earlier upon redemption or liquidation.

There have been no significant changes to our Common Stock, preferred stock, and our public and private placement warrants, including warrant redemption terms disclosed in our 2021 Form 10-K.

SomaLogic, Inc.

Notes to Condensed Consolidated Financial Statements

Unaudited

Note 11 — Stock-based Compensation

Stock-based compensation includes grants of equity incentive awards in the form of stock options and other stock-based awards as well as the issuance of common stock under a consulting agreement with a related party (see Note 14, “Related Parties”) and issuance of Earn-Out Shares to service providers in connection with the Business Combination. Stock-based compensation also includes the impact of common stock purchased through our employee stock purchase plan, which allows eligible employees to purchase shares of our common stock at a price equal to 85% of their fair market value on the last day of a defined offering period. In January 2022, we increased the reserve of Common Stock for issuance under all incentive plans by 9 million shares in accordance with our 2021 Omnibus Incentive Plan. There have been no significant changes to our equity incentive plans and types of stock-based incentive awards disclosed in our 2021 Form 10-K.

Stock-based compensation was recorded in the condensed consolidated statements of operations and comprehensive loss as shown in the following table:

	Three months ended June 30,		Six Months Ended June 30,
(in thousands)	2022	2021	2022	2021
Cost of assay services revenue	$292	$92	$583	$181
Cost of product revenue	18	5	25	6
Research and development	1,834	871	3,566	1,574
Selling, general and administrative	7,316	3,796	13,957	6,255
Total stock-based compensation	$9,460	$4,764	$18,131	$8,016

Stock-based compensation will fluctuate based on the grant-date fair value of awards, the number of awards, the requisite service period of the awards, modification of awards, employee forfeitures and the timing of the awards. Expense related to each stock option and restricted stock unit (“RSU”) award is recognized on a straight-line basis over the requisite service period of the entire award.

The following table summarizes our award activity for stock options and RSUs for the six months ended June 30, 2022:

	Stock Options(1)	RSUs(2)
Outstanding as of December 31, 2021	19,702,845	—
Granted	5,702,256	557,756
Exercised	(1,866,556)	—
Forfeited	(505,952)	(11,044)
Expired	—	n/a
Outstanding as of June 30, 2022	23,032,593	546,712

(1)	The stock options generally vest over four years, with 25% vesting upon the first-year anniversary of the grant date and the remaining options vesting ratably each month thereafter.
(2)	The RSUs vest subject to the satisfaction of service requirements. The grant date fair values of these awards are determined based on the closing price of our Common Stock on the date of grant.

Note 12 — Income Taxes

There has historically been no federal or state provision for income taxes because the Company has incurred operating losses and maintains a full valuation allowance against its net deferred tax assets in the United States. For the three and six months ended June 30, 2022 and 2021, the Company recognized no provision for income taxes in the United States. The provision for foreign income taxes was immaterial for the three and six months ended June 30, 2022 and 2021.

Utilization of the Company’s net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration or elimination of the net operating loss and tax credit carryforwards before utilization. Management believes that the limitation will not limit utilization of the carryforwards prior to their expiration.

SomaLogic, Inc.

Notes to Condensed Consolidated Financial Statements

Unaudited

Note 13 — Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except share and per share data)	2022	2021	2022	2021
Net loss	$(22,985)	$(13,337)	$(26,964)	$(22,821)
Weighted-average shares outstanding, basic and diluted	183,143,391	114,904,241	182,599,949	114,691,007
Net loss per share, basic and diluted	$(0.13)	$(0.12)	$(0.15)	$(0.20)

During periods in which the Company incurs a net loss, diluted weighted average shares outstanding are equal to basic weighted average shares outstanding because the effect of all awards is anti-dilutive. The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share for the periods presented because including them would have been anti-dilutive:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Anti-dilutive shares:
Stock options to purchase common stock	23,032,593	15,636,018	23,032,593	15,636,018
Public warrants and private placement warrants	10,533,324	—	10,533,324	—
Convertible debt (on an if-converted basis)	—	571,106	—	571,106
Unvested RSUs outstanding	546,712	—	546,712	—
Total anti-dilutive shares	34,112,629	16,207,124	34,112,629	16,207,124

Note 14 — Related Parties

The Company did not make any payments for an unconditional contribution to a related party during the six months ended June 30, 2022 or 2021. As of June 30, 2022, the remaining pledge of $0.4 million is recorded in accrued liabilities and is expected to be paid out within the next 12 months.

In June 2019, we entered into a consulting agreement (the “Master Agreement”) with Abundant Venture Innovation Accelerator (“AVIA”), a company that engages in business incubation activities. AVIA is a related party to the Company because Ted Meisel, a member of our Board of Directors as of September 1, 2021, also serves on the board of directors of AVIA. We also entered into a consulting agreement (the “Consulting Milestone Agreement”) with AVIA, to provide services related to expanding our contractual relationships with health system providers. Pursuant to the Master Agreement and the Consulting Milestone Agreement, the Company agreed to pay AVIA for business development activities. In June 2022, we amended the Consulting Milestone Agreement to redefine the milestones and payment terms. For the six months ended June 30, 2022 and 2021, we paid $0.3 million and $0.3 million, respectively for these consulting services.

Note 15 — Subsequent Events

On July 25, 2022, the Company entered into an acquisition agreement to acquire 100% of the outstanding shares of Palamedrix, Inc. (“Palamedrix”). Palamedrix is a DNA nano tech firm that provides deep scientific and engineering expertise, miniaturization technology and enhanced ease-of-use capabilities that the Company intends to leverage as it develops the next generation of SomaScan® Assay. The purchase price includes initial cash consideration of $14 million, initial stock consideration of $21 million and contingent consideration up to $17.5 million based on certain milestones. In connection with this acquisition, we incurred approximately $0.7 million and $1.8 million of transaction costs during the three and six months ended June 30, 2022, respectively. The related costs are recorded in Selling, general and administrative on the condensed consolidated statement of operations and comprehensive loss. The acquisition is expected to close during the third quarter of 2022.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of SomaLogic, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SomaLogic, Inc. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2014.

Denver, Colorado

March 29, 2022

SomaLogic, Inc.

Consolidated Balance Sheets

(in thousands, except share data)

	December 31,
	2021	2020
ASSETS
Current assets
Cash and cash equivalents	$439,488	$164,944
Investments	218,218	39,954
Accounts receivable, net	17,074	17,449
Inventory	11,213	7,020
Deferred costs of services	462	1,450
Prepaid expenses and other current assets	5,097	1,158
Total current assets	691,552	231,975
Non-current inventory	4,085	6,024
Property and equipment, net	9,557	3,913
Other long-term assets	908	378
Total assets	$706,102	$242,290

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$15,089	$7,064
Accrued liabilities	11,109	6,310
Deferred revenue	3,021	1,762
Deferred rent	66	238
Current portion of long-term debt	—	2,423
Total current liabilities	29,285	17,797
Warrant liabilities	35,181	—
Earn-out liability	26,885	—
Deferred revenue, net of current portion	2,364	3,415
Convertible debt	—	1,926
Long-term debt	—	32,326
Other long-term liabilities	363	909
Total liabilities	94,078	56,373
Commitments and contingencies (Note 9)
Stockholders’ equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding at December 31, 2021 and 2020	—	—
Common stock, $0.0001 par value; 600,000,000 shares authorized; 181,552,241 and 114,266,515 shares issued and outstanding at December 31, 2021 and 2020, respectively	18	11
Additional paid-in capital	1,110,991	597,274
Accumulated other comprehensive loss	(72)	(2)
Accumulated deficit	(498,913)	(411,366)
Total stockholders’ equity	612,024	185,917
Total liabilities and stockholders’ equity	$706,102	$242,290

The accompanying notes are an integral part of these consolidated financial statements.

SomaLogic, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2021	2020
Revenue
Assay services revenue	$68,038	$45,827
Product revenue	1,277	1,907
Collaboration revenue	3,051	2,483
Other revenue	9,260	5,672
Total revenue	81,626	55,889
Operating expenses
Cost of assay services revenue	32,782	21,857
Cost of product revenue	681	757
Research and development	43,496	30,749
Selling, general and administrative	77,971	36,882
Total operating expenses	154,930	90,245
Loss from operations	(73,304)	(34,356)
Other (expense) income
Interest income and other, net	225	230
Interest expense	(1,324)	(18,338)
Change in fair value of warrant liabilities	(6,952)	—
Change in fair value of earn-out liability	(1,869)	—
Loss on extinguishment of debt, net	(4,323)	(551)
Total other expense	(14,243)	(18,659)
Net loss	$(87,547)	$(53,015)

Other comprehensive loss
Net unrealized loss on available-for-sale securities	$(68)	$(25)
Foreign currency translation loss	(2)	(4)
Total other comprehensive loss	(70)	(29)
Comprehensive loss	$(87,617)	$(53,044)

Net loss per share, basic and diluted	$(0.64)	$(0.81)
Weighted-average shares used to compute net loss per share, basic and diluted	137,157,283	65,161,358

The accompanying notes are an integral part of these consolidated financial statements.

SomaLogic, Inc.

Consolidated Statements of Stockholders’ Equity

(in thousands, except share amounts)

	Common Stock		Treasury Stock		Additional Paid-In	Accumulated Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit	Equity
Balance at December 31, 2019	72,657,092	$727	(112,645)	$(347)	$378,364	$27	$(358,351)	$20,420
Retrospective application of recapitalization	(11,857,590)	(721)	112,645	347	374	—	—	—
Adjusted Balance at December 31, 2019	60,799,502	6	—	—	378,738	27	(358,351)	20,420
Issuance of Series A Convertible preferred stock, net of issuance costs of $11,359	52,776,787	5	—	—	202,111	—	—	202,116
Issuance of Common Stock upon exercise of options	616,955	—	—	—	1,110	—	—	1,110
Issuance of Common Stock for services	73,752	—	—	—	227	—	—	227
Stock-based compensation	—	—	—	—	14,945	—	—	14,945
Surrender of shares in cashless exercise	(481)	—	—	—	(5)	—	—	(5)
Net unrealized loss on available-for-sale securities	—	—	—	—	—	(25)	—	(25)
Foreign currency translation loss	—	—	—	—	—	(4)	—	(4)
Other	—	—	—	—	148	—	—	148
Net loss	—	—	—	—	—	—	(53,015)	(53,015)
Balance at December 31, 2020	114,266,515	$11	—	$—	$597,274	$(2)	$(411,366)	$185,917
Issuance of Common Stock upon exercise of options	1,311,326	—	—	—	4,001	—	—	4,001
Issuance of Common Stock for services	228,199	—	—	—	1,337	—	—	1,337
Issuance of Common Stock upon conversion of convertible debt	571,642	—	—	—	4,631	—	—	4,631
Stock-based compensation	—	—	—	—	27,042	—	—	27,042
Surrender of shares in cashless exercise	(15,189)	—	—	—	(56)	—	—	(56)
Issuance of Common Stock upon Business Combination, net of transaction costs of $31,511	28,689,748	3	—	—	119,568	—	—	119,571
Issuance of Common Stock upon PIPE Investment, net of transaction costs of $7,802	36,500,000	4	—	—	357,194	—	—	357,198
Net unrealized loss on available-for-sale securities	—	—	—	—	—	(68)	—	(68)
Foreign currency translation loss	—	—	—	—	—	(2)	—	(2)
Net loss	—	—	—	—	—	—	(87,547)	(87,547)
Balance at December 31, 2021	181,552,241	$18	—	$—	$1,110,991	$(72)	$(498,913)	$612,024

The accompanying notes are an integral part of these consolidated financial statements.

SomaLogic, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2021	2020
Operating activities
Net loss	$(87,547)	$(53,015)
Adjustments to reconcile net loss to cash used in operating activities:
Stock-based compensation expense	28,415	15,172
Depreciation and amortization	2,569	2,823
Amortization of debt issuance costs, discounts and premiums	258	1,670
Change in fair value of compound derivative liability	7	12,327
Change in fair value of warrant liabilities	6,952	—
Change in fair value of earn-out liability	1,869	—
Amortization of premium (accretion of discount) on available-for-sale securities, net	380	(55)
Provision for excess and obsolete inventory	703	102
(Recovery) provision for doubtful accounts	(8)	60
Loss on extinguishment of debt, net	4,323	551
Loss on disposal of equipment	—	98
Paid-in-kind interest	165	587
Other	12	9
Changes in operating assets and liabilities:
Accounts receivable	383	(13,306)
Inventory	(2,957)	483
Deferred costs of services	988	(1,194)
Prepaid expenses and other current assets	(3,909)	165
Other long-term assets	—	211
Accounts payable	6,460	4,025
Deferred revenue	208	(292)
Accrued and other liabilities	4,509	1,241
Payment of paid-in-kind interest on extinguishment of debt	(752)	—
Net cash used in operating activities	(36,972)	(28,338)
Investing activities
Proceeds from sale of property and equipment	10	51
Purchase of property and equipment	(6,729)	(1,157)
Purchase of available-for-sale securities	(279,918)	(45,702)
Proceeds from sales and maturities of available-for-sale securities	101,206	37,273
Net cash used in investing activities	(185,431)	(9,535)
Financing activities
Repayment of long-term debt	(36,512)	—
Proceeds from PIPE Investment, net of transaction costs	357,198	—
Proceeds from Business Combination, net of transaction costs	172,858	—
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	—	179,141
Proceeds from Paycheck Protection Program loan	—	3,520
Proceeds from SAFE agreement	—	5,000
Proceeds from exercise of stock options	3,947	1,105
Net cash provided by financing activities	497,491	188,766
Effect of exchange rates on cash, cash equivalents and restricted cash	(14)	(9)
Net increase in cash, cash equivalents and restricted cash	275,074	150,884
Cash, cash equivalents and restricted cash at beginning of period	165,194	14,310
Cash, cash equivalents and restricted cash at end of period	$440,268	$165,194

SomaLogic, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2021	2020
Supplemental cash flow information:
Cash paid for interest	$1,627	$3,730
Supplemental disclosure of non-cash investing and financing activities:
Purchase of property and equipment included in accounts payable	$1,492	$19
Surrender of shares in cashless exercise	56	6
Amendment fee related to extinguishment of debt financed through additional principal	—	2,500
Redeemable convertible preferred stock issued for debt prepayment penalty in connection with debt modification	—	2,500
Redeemable convertible preferred stock issued for prepayment of principal penalty in connection with debt modification	—	10,000
Redeemable convertible preferred stock issued for debt issuance costs in connection with debt modification	—	5,475
Redeemable convertible preferred stock issued for conversion of SAFE agreement	—	5,000
Redeemable convertible preferred stock issued for issuance costs	—	1,500
Redeemable convertible preferred stock issuance costs included in accounts payable	—	2,501
Issuance of Common Stock for services	1,334	227
Forgiveness of Paycheck Protection Program loan and accrued interest	3,561	—
Issuance of Common Stock for conversion of convertible debt	4,631	—

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$439,488	$164,944
Restricted cash included in other long-term assets	780	250
Total cash, cash equivalents and restricted cash at end of period	$440,268	$165,194

The accompanying notes are an integral part of these consolidated financial statements.

SomaLogic, Inc.

Notes to Consolidated Financial Statements

Note 1 — Description of Business

Organization and Operations

SomaLogic Operating Co., Inc. (formerly SomaLogic, Inc., and herein “SomaLogic Operating”) was incorporated in the state of Delaware on October 13, 1999 and is headquartered in Boulder, Colorado. SomaLogic Operating is a protein biomarker discovery and clinical diagnostics company that develops slow off-rate modified aptamers (“SOMAmers®”), which are modified nucleic acid-based protein binding reagents that are specific for their cognate protein, and offer proprietary SomaScan® services, which provide multiplex protein detection and quantification of protein levels in complex biological samples. The SOMAmers®/SomaScan® technology enables researchers to analyze various types of biological samples for protein biomarker signatures, which can be utilized in drug discovery and development. Biomarker discoveries from SomaScan® can lead to diagnostic applications in various areas of diseases including cardiovascular and metabolic disease, nonalcoholic steatohepatitis, and wellness, among others.

CM Life Sciences II Inc. (“CMLS II”) is a blank check company incorporated as a Delaware corporation on December 15, 2020. CMLS II was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses.

On September 1, 2021 (the “Closing Date”), we consummated the business combination (the “Business Combination”) contemplated by the Merger Agreement (as amended, the “Merger Agreement”), dated March 28, 2021 by and among CMLS II, S-Craft Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of CMLS II (“Merger Sub”), and SomaLogic Operating (“Old SomaLogic”). Pursuant to the Merger Agreement, Merger Sub merged with and into Old SomaLogic, with Old SomaLogic surviving the merger as a wholly-owned subsidiary of CMLS II. Upon the closing of the Business Combination (the “Closing”), CMLS II changed its name to SomaLogic, Inc., and Old SomaLogic changed its name to SomaLogic Operating Co., Inc.

Unless the context otherwise requires, the terms “we”, “us”, “our”, “SomaLogic” and “the Company” refer to Old SomaLogic, SomaLogic, Inc., or the combined company and its subsidiaries following the Business Combination. See Note 2, Summary of Significant Accounting Policies—Presentation of Amounts After the Business Combination, and Note 3, Business Combination, for more details of the Business Combination and the presentation of historical amounts and balances after the Business Combination. The Company’s Common Stock and warrants to purchase Common Stock are listed on the Nasdaq under the ticker symbols “SLGC” and “SLGCW”, respectively.

COVID-19 Pandemic

The Company is subject to ongoing uncertainty concerning the Coronavirus Disease 2019 (COVID-19) pandemic, including its length and severity and its effect on the Company’s business. The COVID-19 pandemic resulted in delays in fundraising efforts and revenue during fiscal year 2020. In response, the Company took aggressive actions to reduce spend and contain costs including implementing a hiring freeze, eliminating travel, executing early lease terminations for two administrative buildings in Boulder, Colorado, as well as closing the Company’s Oxford, United Kingdom laboratory. The Company experienced notable shifts in research funding in the pharmaceutical industry to COVID-19 research, largely delaying revenue from the first half of 2020 to the second half of 2020. The Company modified its Amended and Restated Credit Agreement in the second and fourth quarters of 2020 in order to avoid noncompliance with financial and nonfinancial covenants (see Note 10, Debt).

Our suppliers have been impacted by the COVID-19 pandemic, and we have experienced supply delays for certain equipment, instrumentation and other supplies that we use for our services and products

Despite the economic challenges due to the COVID-19 pandemic, we ended fiscal year 2020 with revenue growth of 74% year over year and we ended fiscal year 2021 with revenue growth of 46% compared to fiscal year 2020. We also benefited from our cost savings actions which included reduction in travel and non-essential spending.

The COVID-19 pandemic continues to be dynamic and near-term challenges across the economy remain. The Company expects continued volatility and unpredictability related to the impact of COVID-19 on business results. The Company continues to actively monitor the pandemic and will continue to take appropriate steps to mitigate the adverse impacts on the business posed by the on-going spread of COVID-19.

SomaLogic, Inc.

Notes to Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements and accompanying notes include the accounts of SomaLogic and our wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for financial information. Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASUs”) of the Financial Accounting Standards Board (“FASB”).

Basis for Financial Balances After the Business Combination

The Business Combination was accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, CMLS II is treated as the “acquired” company for financial reporting purposes and Old SomaLogic is treated as the accounting acquirer. This determination was primarily based on the following:

●	the Old SomaLogic stockholders hold the majority of voting rights in the Company;

●	Old SomaLogic had the right to designate a majority of members of the board of directors of the Company immediately after giving effect to the Business Combination;

●	the senior management of Old SomaLogic comprises the senior management of the Company; and

●	the operations of Old SomaLogic comprise the ongoing operations of the Company.

Accordingly, for accounting purposes, our financial statements represent a continuation of the financial statements of Old SomaLogic with the Business Combination being treated as the equivalent of Old SomaLogic issuing stock for the net assets of the CMLS II, accompanied by a recapitalization. The net assets of Old SomaLogic are stated at historical cost, with no goodwill or other intangible assets recorded.

In connection with the Business Combination each share of Old SomaLogic Class B common stock (including shares of Old SomaLogic Class B common stock resulting from the deemed conversion of Old SomaLogic redeemable convertible preferred stock) converted into the right to receive 0.8381 shares (the “Exchange Ratio”) of our Class A common stock, par value $0.0001, (“Common Stock”). The recapitalization of the number of shares of our Common Stock is reflected retrospectively to the earliest period presented, based upon the Exchange Ratio, and is utilized for calculating net loss per share in all prior periods presented.

Certain reclassifications have been made to prior period amounts to conform to the current presentation.

Correction of Error in Previously Reported 2021 Interim Consolidated Financial Statements

In connection with our year-end financial close process and related preparation of our 2021 Annual Report on Form 10-K, a misstatement of net loss per share was identified in our previously filed 2021 unaudited interim consolidated financial statements for the quarter and year-to date periods ended September 30, 2021 related to the calculation of the weighted average shares outstanding used as the denominator to calculate net loss per share in the condensed consolidated statements of operations and comprehensive loss. The weighted average shares outstanding was inconsistent with the presentation of outstanding common stock in the consolidated balance sheets and statements of stockholders’ equity, which reflected the recapitalization of common stock based on the Exchange Ratio retrospectively to the earliest period presented. For further information, see Note 19, Correction of Error in Previously Reported 2021 Interim Financial Statements (Unaudited).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, revenue recognition, inventory valuation, compound derivative liability valuation, the valuation of stock-based compensation awards, warrant liabilities valuations, and earn-out liability valuations. We base our estimates on current facts, historical and anticipated results, trends, and other relevant assumptions that we believe are reasonable under the circumstances. Actual results could differ from these estimates, and such differences could be material to the Company’s consolidated financial position and results of operations.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents, investments, and accounts receivable. Our cash and cash equivalents are deposited with high-quality financial institutions. Deposits at these institutions may, at times, exceed federally insured limits.

SomaLogic, Inc.

Notes to Consolidated Financial Statements

Significant customers are those that represent more than 10% of the Company’s total revenues or gross accounts receivable balances for the periods and as of each balance sheet date presented. For each significant customer, revenue as a percentage of total revenues and gross accounts receivable as a percentage of total gross accounts receivable as of the periods presented were as follows:

	Accounts Receivable		Revenue
	December 31,		Year Ended December 31,
	2021	2020	2021	2020
Customer A	10%	26%	21%	30%
Customer B	*	11%	13%	26%
Customer C	20%	25%	10%	*
Customer D	26%	16%	*	*

*	less than 10%

International sales entail a variety of risks, including currency exchange fluctuations, longer payment cycles, and greater difficulty in accounts receivable collection. The risks of international sales are mitigated in part by the fact that contracts are in U.S. dollars. Customers outside the United States collectively represent 31% and 35% of the Company’s revenues for the years ended December 31, 2021 and 2020, respectively. Customers outside of the United States collectively represented 18% and 23% of the Company’s gross accounts receivable balance as of December 31, 2021 and 2020, respectively.

Certain components included in our products require customization and are obtained from a single source or a limited number of suppliers.

Foreign Currency Translation

The functional currency of the Company’s foreign subsidiary is the British pound sterling. In preparing its consolidated financial statements, the Company is required to translate the financial statements of this subsidiary from British pounds sterling to U.S. dollars. Accordingly, the assets and liabilities of the Company’s subsidiary are translated into U.S. dollars at current exchange rates and the results of operations are translated at the average exchange rates for the period. Since the Company’s functional currency is deemed to be the local currency, any gain or loss associated with the translation of its consolidated financial statements is included in other comprehensive income (loss) in the consolidated statements of operations and comprehensive loss. Net foreign currency transaction gains (losses) were not significant for the years ended December 31, 2021 and 2020.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits and short-term, highly liquid investments that are readily convertible into cash, with original maturities of three months or less. Cash equivalents consist primarily of amounts invested in money market funds and commercial paper and are stated at fair value.

Restricted Cash

Restricted cash represents cash on deposit with a financial institution as security for a letter of credit outstanding for the benefit of the landlord related to an operating lease for one of the Company’s laboratory facilities. The restricted cash is classified as a long-term asset on the consolidated balance sheets based on the term of the underlying lease.

Investments

The Company has designated all investments, which consist of U.S. Treasury securities, asset-backed securities, commercial paper, and corporate bonds, as available-for-sale securities. Available-for-sale securities are reported at fair value on the consolidated balance sheets, with unrealized gains and losses excluded from earnings and reported as a component of other comprehensive (loss) income. Realized gains and losses, amortization of premiums and discounts, and interest and dividends earned on available-for-sale securities are included in interest income and other in the consolidated statements of operations and comprehensive loss. The cost of investments for purposes of computing realized and unrealized gains and losses is based on the specific identification method. The Company determines the appropriate classification of its debt securities at the time of purchase based on their maturities and re-evaluates such classification at each balance sheet date.

A decline in the fair value of a security below its cost that is deemed to be other-than-temporary is recorded as interest income and other, net and results in the establishment of a new basis for the security. Factors evaluated to determine if an investment is other-than-temporarily impaired include significant deterioration in earnings performance, credit rating, asset quality or business prospects of the issuer; adverse changes in the general market conditions in which the issuer operates; the Company’s intent to sell the security, and whether or not the Company will be required to sell the security before the recovery of its amortized cost.

SomaLogic, Inc.

Notes to Consolidated Financial Statements

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, or the exit price, in the principal or most advantageous market for that asset or liability to be transferred in an orderly transaction between market participants on the measurement date. ASC 820, Fair Value Measurements, establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs, where available, and minimize the use of unobservable inputs when measuring fair value. The hierarchy defines three levels of inputs that may be used to measure fair value:

●	Level 1 — Quoted prices in active markets for identical assets or liabilities;

●	Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

●	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument categorization within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Our financial instruments consist of Level 1, Level 2, and Level 3 assets and liabilities. The carrying amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities, approximate fair value due to their relatively short-term maturities.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the amount management expects to collect from customers based on their outstanding invoices. We review accounts receivable regularly to determine if any receivable may not be collectible. Management estimates the amount of the allowance for doubtful accounts necessary to reduce accounts receivable to its estimated net realizable value by analyzing the status of significant past due receivables and current and historical bad debt trends. The Company writes off accounts receivable against the allowance when it determines a balance is uncollectible and ceases collection efforts. We did not write off any material accounts receivable balances during the years ended December 31, 2021 and 2020.

Accounts receivable consisted of the following:

	December 31,
(in thousands)	2021	2020
Accounts receivable	$17,146	$17,529
Less: allowance for doubtful accounts	(72)	(80)
Accounts receivable, net	$17,074	$17,449

Inventory

Inventory is stated at the lower of cost (on a first-in, first-out basis) or net realizable value. Cost is determined using a standard cost system, whereby the standard costs are updated periodically to reflect current costs. The Company estimates the recoverability of inventory by referencing estimates of future demands and product life cycles, including expiration. The Company periodically analyzes its inventory levels to identify inventory that may expire prior to expected usage, no longer meets quality specifications, or has a cost basis in excess of its estimated net realizable value and records a charge to cost of revenue for such inventory as appropriate. The value of inventory that is not expected to be used within 12 months of the balance sheet date is classified as non-current inventory in the accompanying consolidated balance sheets.

Deferred Costs of Services

Deferred costs of services relate to costs incurred to run customer samples through the SomaScan® assay. These costs are deferred until the final report is provided to the customer and the related revenue is recognized.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. Additions and improvements that extend the lives of the assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation for property and equipment is recorded on a straight-line basis over the estimated useful lives of the assets, which we estimate to be: lab equipment, 1 to 5 years; computer equipment, 3 years; furniture and fixtures, 4 years; and software, the shorter of 5 years or its useful life. Leasehold improvements are amortized over the shorter of the life of the lease term or the estimated useful life of the assets.

SomaLogic, Inc.

Notes to Consolidated Financial Statements

The Company capitalizes certain internal and external costs related to the acquisition and development of internal use software during the application development stages of projects. When the software is ready for its intended use, the Company amortizes these costs using the straight-line method over the estimated useful life of the asset. Costs incurred during the preliminary project or the post-implementation/operation stages of the project are expensed as incurred.

Costs for capital assets not yet placed into service are capitalized as construction in progress and depreciated once placed into service. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in loss from operations.

Impairment of Long-Lived Assets

The Company evaluates a long-lived asset (or asset group) for impairment whenever events or changes in circumstances indicate that the carrying value of the asset (or asset group) may not be recoverable. If indicators of impairment exist and the undiscounted future cash flows that the asset is expected to generate are less than the carrying value of the asset, an impairment loss is recorded to write down the asset to its estimated fair value based on a discounted cash flow approach. There were no impairment losses recorded for the years ended December 31, 2021 and 2020.

Leases

Leases are reviewed and classified as capital or operating at their inception in accordance with ASC 840, Leases. The Company enters into lease agreements for its administrative and laboratory facilities, which are classified as operating leases. The Company records rent expense on a straight-line basis over the term of the lease, which includes the lease extension periods, if appropriate. The difference between rent payments and straight-line rent expense is recorded as deferred rent in current or other long-term liabilities, as appropriate. Lease agreements may include tenant improvement allowances from landlords. The Company recognizes these allowances as leasehold incentive obligations in deferred rent and amortizes them on a straight-line basis over the lease term as a reduction to rent expense. Leasehold improvements are capitalized and included in property and equipment on the consolidated balance sheets.

Warrant Liabilities

During February 2021, in connection with CMLS II’s initial public offering, CMLS II issued 5,519,991 warrants (the “Public Warrants”) to purchase shares of Common Stock at $11.50 per share. Simultaneously, with the consummation of the CMLS II initial public offering, CMLS II issued 5,013,333 warrants through a private placement (the “Private Placement Warrants”, and together with the Public Warrants, the “Warrants”) to purchase shares of Common Stock at $11.50 per share. All of the Warrants were outstanding as of December 31, 2021.

We classify the Warrants as liabilities on our consolidated balance sheets as these instruments are precluded from being indexed to our own stock given that the terms allow for a settlement adjustment that does not meet the scope for the fixed-for-fixed exception in ASC 815, Derivatives and Hedging (“ASC 815”). Since the Warrants meet the definition of a derivative under ASC 815-40, the Company recorded these warrants as long-term liabilities at fair value on the date of the Business Combination, with subsequent changes in their respective fair values recognized within change in fair value of warrant liabilities in the consolidated statements of operations and comprehensive loss at each reporting date. See Note 11, Stockholders’ Equity, for more information on the Warrants.

Earn-Out Liability

As a result of the Business Combination, the Company recognized Earn-Out Shares (defined below) contingently issuable to former stockholders of Old SomaLogic as a liability in accordance with ASC 815. The liability was included as part of the consideration transferred in the Business Combination and was recorded at fair value. The earn-out liability is remeasured at the end of each reporting period, with subsequent changes in fair value recognized within change in fair value of earn-out liability in the consolidated statements of operations and comprehensive loss. See Note 3, Business Combination, for more information on the Earn-Out Shares and liability.

Revenue Recognition

The Company recognizes revenue from sales to customers under ASC 606, Revenue from Contracts with Customers (“ASC 606”). ASC 606 provides a five-step model for recognizing revenue that includes identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when, or as, an entity satisfies a performance obligation.

The Company recognizes revenue when or as control of promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Sales, value add, and other taxes collected concurrent with revenue-producing activities are excluded from revenue and products are sold without the right of return.

SomaLogic, Inc.

Notes to Consolidated Financial Statements

Payment terms may vary by customer, are based on customary commercial terms, and are generally less than one year. The Company does not adjust revenue for the effects of a significant financing component for contracts where the period between the transfer of the good or service and collection is one year or less. The Company expenses incremental costs to obtain a contract when incurred since the amortization period of the asset that would otherwise be recognized is one year or less.

Assay Services Revenue

The Company generates assay services revenue primarily from the sale of SomaScan® services. SomaScan® service revenue is derived from performing the SomaScan® assay on customer samples to generate data on protein biomarkers. Revenue from SomaScan® services is recognized at the time the analysis data or report is delivered to the customer, which is when control has been transferred to the customer. SomaScan® services are sold at a fixed price per sample without any volume discounts, rebates, or refunds.

The delivery of each assay data report is a separate performance obligation. For arrangements with multiple performance obligations, the transaction price must be allocated to each performance obligation based on its relative standalone selling price. Judgment is required to determine the standalone selling price for each distinct performance obligation as there are few directly comparable products in the market and factors such as customer size are factored into the determination of selling price. We determine standalone selling prices based on amounts invoiced to customers in observable transactions.

Product Revenue

Product revenue primarily consists of kit sales to customers who assay samples in their own laboratories. The Company receives a fixed price per kit and revenue from product sales is recognized upon transfer of control to the customer. The principal terms of sale are freight on board (“FOB”) shipping point and as such, the Company transfers control and records revenue for product sales upon shipment. Shipping and handling costs billed to customers are included in product revenue in the consolidated statements of operations and comprehensive loss.

Collaboration Revenue

In July 2011, NEC Corporation (“NEC”) and the Company entered into a Strategic Alliance Agreement (the “SAA”) to develop a professional software tool to enable SomaScan® customers to easily access and interpret the highly multiplexed proteomic data generated by SomaLogic’s SomaScan® assay technology in the United States. To support this development, NEC made an upfront payment of $12.0 million and SomaLogic agreed to pay NEC a perpetual royalty on certain SomaScan® revenues. This agreement includes a clause whereby if there is a material breach of the contract or change in control of the Company, the Company may be required to pay a fee to terminate the agreement.

The Company determined that the SAA met the criteria set forth in ASC 808, Collaborative Arrangements, (“ASC 808”) because both parties were active participants and were exposed to significant risks and rewards dependent on commercial failure or success. The Company recorded the upfront payment as deferred revenue to be recognized over the period of performance of 15 years. The revenue was recorded in collaboration revenue in the consolidated statements of operations and comprehensive loss.

In March 2020, NEC and the Company mutually terminated the SAA and concurrently the Company and NEC Solution Innovators, Ltd. (“NES”), a wholly owned subsidiary of NEC, entered into a new arrangement, the JDCA, to develop and commercialize SomaScan® services in Japan, as described in the section entitled “Collaboration Agreements” above. NES agreed to make annual payments of $2 million for five years, for a total of $10.0 million, in exchange for research and development activities, as described below. The Company determined the JDCA should be accounted for as a modification of the SAA. Therefore, the remaining SAA deferred revenue balance as of the date of the modification was included as consideration under the JDCA resulting in total consideration of $15.3 million for research and development activities. We determined that this arrangement also meets the criteria set forth in ASC 808. The JDCA contains three separate performance obligations: (i) research and development activities, (ii) assay services, and (iii) a 10-year exclusive license of the Company’s intellectual property.

(i) Research and Development Activities

The Company determined that NES is not a customer with respect to the research and development activities associated with the collaboration arrangement under ASC 808. The Company’s efforts related to the research and development activities are incurred consistently throughout the performance period. As a result, the Company recognizes revenue from these activities over time on a straight-line basis and records revenue in collaboration revenue in the consolidated statements of operations and comprehensive loss.

(ii) Assay Services

The Company determined that NES is a customer for the assay services performance obligation, which should be accounted for using the criteria under ASC 606. The Company receives a fixed fee (standalone selling price) per sample in exchange for assaying samples, which is a service performed for other customers in the ordinary course of business. This performance obligation is recognized at a point in time when the assay data report is delivered to the customer and recorded in assay services revenue in the consolidated statements of operations and comprehensive loss.

SomaLogic, Inc.

Notes to Consolidated Financial Statements

(iii) License of Intellectual Property

The Company determined that NES is a customer for the license performance obligation, which should be accounted for using the criteria under ASC 606. The Company receives royalties based on NES’ net sales and determined the allocation of royalties solely to this performance obligation is consistent with the objectives in ASC 606. This performance obligation was satisfied at the beginning of the license term. Subject to the sales and usage-based royalty exception, revenue is recognized in the period in which the subsequent sale or usage has occurred. Royalties are recorded in other revenue in the consolidated statements of operations and comprehensive loss.

Other Revenue

Other revenue includes royalty revenue and revenue received from research grants. The Company recognizes royalty revenue for fees paid by customers in return for the exclusive license to make, use or sell certain licensed products in certain geographic areas. These fees are equivalent to a percentage of the customer’s related revenues. The Company recognizes revenue for sales-based or usage-based royalties promised in exchange for a license of intellectual property when the later of the following events occurs: (i) the subsequent sale or usage occurs, or (ii) the performance obligation to which some or all of the sales-based or usage-based royalty has been satisfied. As such, revenue is recognized in the period in which the subsequent sale or usage has occurred.

In June 2008, the Company and New England Biolabs, Inc. (“NEB”) entered into an exclusive licensing agreement, whereby the Company provides a license to use certain proprietary information and know-how relating to its aptamer technology to make and use commercial products. In exchange, the Company receives royalties from NEB for these products. The Company recognized royalties of approximately $8.5 million and $5.3 million for the years ended December 31, 2021 and 2020, respectively.

Grant revenue represents funding under cost reimbursement programs from government agencies and non-profit foundations for qualified research and development activities performed by the Company. The Company recognizes grant revenue when it is reasonably assured that the grant funding will be received as evidenced through the existence of a grant arrangement, amounts eligible for reimbursement are determinable and have been incurred, the applicable conditions under the grant arrangements have been met, and collectability of amounts due is reasonably assured. The classification of costs incurred related to grants is based on the nature of the activities performed by the Company. Grant revenue is recognized when the related costs are incurred and recorded in other revenue in the consolidated statements of operations and comprehensive loss.

Cost of Assay Services Revenue

Cost of assay services revenue consists of raw materials and production costs, salaries and other personnel costs, overhead and other direct costs related to assay services revenue. It also includes provisions for excess or obsolete inventory and costs for production variances, such as yield losses, material usages, spending and capacity variances. Cost of assay services revenue also includes royalty fees that the Company owes to third parties related to assay services.

Cost of Product Revenue

Cost of product revenue consists primarily of raw materials and production costs, salaries and other personnel costs, overhead and other direct costs related to product revenue. Cost of product revenue is recognized in the period the related revenue is recognized. Shipping and handling costs incurred for product shipments are included in cost of product revenue in the consolidated statements of operations and comprehensive loss. Cost of product revenue also includes royalty fees that the Company owes to third parties related to the sale of products.

Research and Development

Research and development expenses, consisting primarily of salaries and benefits, laboratory supplies, clinical study costs, consulting fees and related costs, are expensed as incurred.

Selling, General and Administrative

Selling expenses consist primarily of personnel and marketing related costs and are expensed as the related costs are incurred. Advertising costs totaled approximately $0.7 million and $0.2 million during the years ended December 31, 2021 and 2020, respectively.

SomaLogic, Inc.

Notes to Consolidated Financial Statements

General and administrative expenses consist primarily of personnel costs for the Company’s finance, human resources, business development and general management, as well as professional services, such as legal and accounting services. General and administrative expenses are expensed as incurred.

Income Taxes

The provision for income taxes is included in interest income and other, net in the consolidated statements of operations and comprehensive loss.

Deferred income tax assets and liabilities are recognized for tax consequences in future years attributable to differences between the tax bases of assets and liabilities and their respective financial reporting amounts, based on enacted tax laws and statutory tax rates applicable to the periods in which these temporary differences are expected to reverse. The Company evaluates the need to establish or release a valuation allowance based upon expected levels of taxable income, future reversals of existing temporary differences, tax planning strategies, and recent financial operations. Valuation allowances are established to reduce deferred tax assets to the amount expected to be more likely than not realized in the future.

The effect of income tax positions is recognized only when it is more likely than not to be sustained. Interest and penalties associated with uncertain tax positions are recorded in interest income and other, net in the consolidated statements of operations and comprehensive loss.

We made an accounting policy election to treat the tax effects of the global intangible low-taxed income as a component of interest income and other, net in the period incurred.

Stock-Based Compensation

The Company incurs stock-based compensation expense related to its stock options, and we recognize stock-based employee compensation, net of an estimated forfeiture rate, over the employee’s requisite service period, which is generally the vesting period, on a straight-line basis.

The Company utilizes the Black-Scholes valuation model for estimating the fair value of stock options granted. The fair value of each option is estimated on the date of grant.

Set forth below are the assumptions used in valuing the stock options granted and a discussion of the Company’s methodology for developing each of the assumptions used:

●	Expected dividend yield — The Company did not pay regular dividends on its common stock and does not anticipate paying any dividends in the foreseeable future. Therefore, the Company used an expected dividend yield of zero in the option valuation model.

●	Expected volatility — Volatility is a measure of the amount by which a financial variable, such as share price, has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company analyzes the volatility used by similar public companies at a similar stage of development to estimate expected volatility. The comparable companies are chosen based on their similar size, stage in the life cycle or area of specialty.

●	Risk-free interest rate — We use a range of United States Treasury rates with a term that most closely resembles the expected life of the option as of the date of which the option was granted.

●	Expected average life of options — The expected life assumption is the expected time to exercise. The Company uses a simplified method to develop this assumption, which uses the average of the vesting period and the contractual terms.

Fair Value of Common Stock

The grant date fair value of the shares of common stock underlying stock options had historically been determined by the Company’s Board of Directors with assistance of third-party valuation specialists prior to the Business Combination. Because there was no public market for the Company’s common stock, the Board of Directors exercised reasonable judgment and considered a number of objective and subjective factors, combined with management’s judgments, to determine the best estimate of the fair value, which include financial condition and actual operating results; the progress of the Company’s research and development efforts; its stage of development; business strategy; the rights, preferences and privileges of the Company’s redeemable convertible preferred stock relative to those of the Company’s common stock; the prices at which the Company sold shares of its redeemable convertible preferred stock; equity market conditions of comparable public companies; general U.S. market conditions; and the lack of marketability of our common stock. Following the Business Combination, the grant date fair values of these awards are determined based on the closing price of the Company’s common stock on the date of the grant.

SomaLogic, Inc.

Notes to Consolidated Financial Statements

Comprehensive Loss

Comprehensive loss is comprised of net loss and other comprehensive loss. Other comprehensive loss refers to gains and losses that are recorded as an element of stockholders’ equity but excluded from net loss. Our other comprehensive loss consists of foreign currency translation adjustments and net unrealized gain or losses on investments in available-for-sale securities.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock issued and outstanding during the period. Diluted net loss per share is similarly computed, except that the denominator includes the effect of contingently issuable shares, warrants, and stock options, using the treasury stock method, if including such potential shares of common stock is dilutive.

Segment Information

The Company has one operating segment. The Company’s chief operating decision maker (the “CODM”) role is performed by the Company’s Chief Executive Officer. The CODM manages the Company’s operations on a consolidated basis for purposes of allocating resources and assessing performance. Substantially all of the Company’s operations and decision-making functions are located in the United States.

Recent Accounting Pronouncements

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies so long as we remain an emerging growth company.

Accounting Standards Not Yet Adopted

Leases. In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize assets and liabilities for the rights and obligations created by most leases on their balance sheet. In June 2020, the FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which extended the effective date of ASU 2016-02 for non-public business entities. The amended standard is effective for the Company on January 1, 2022.

The Company will adopt ASU 2016-02, as amended, using a modified retrospective approach as permitted under ASU 2018-11, which allows the Company to apply the legacy lease guidance and disclosure requirements in the comparative periods presented prior to the year of adoption. No cumulative-effect adjustment to retained earnings is expected to be recognized upon adoption of ASU 2016-02.

As part of the adoption, the Company will elect the short-term lease recognition policy election for all leases with a term of 12 months or less, and as such, no right-of-use assets or lease liabilities will be recorded on the balance sheet for these leases. The Company also expects to elect the following practical expedients:

●	the package of transition practical expedients, permitting the Company to not reassess its prior conclusions about lease identification, lease classification and initial direct costs; and

●	the practical expedient to not separate lease and non-lease components.

We are finalizing our implementation of ASU 2016-02, but expect the adoption will result in increases to long-term assets, current liabilities and long-term liabilities on its consolidated balance sheets, related to the recognition of right-of-use assets and lease liabilities, and will require additional disclosures of key information related to its leases in the footnotes to the consolidated financial statements. As part of our implementation procedures, we have identified long-term leases for certain asset classes, including corporate office space. As of December 31, 2021, the Company’s undiscounted obligations for operating leases in the Company’s future minimum lease table totaled approximately $5.5 million (see Note 9, Commitments and Contingencies, for additional information).

Income Taxes. In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions to the general principles of ASC 740 as part of an overall simplification initiative. ASU 2019-12 is effective for the Company on January 1, 2022. The Company is currently evaluating the impact this standard, however, the Company does not believe the adoption of ASU 2019-12 will have a material impact on its consolidated financial statements and related disclosures.

SomaLogic, Inc.

Notes to Consolidated Financial Statements

Financial Instruments — Credit Losses. In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which sets forth a “current expected credit loss” (CECL) model that requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost and applies to some off-balance sheet credit exposures. In November 2019, the FASB issued ASU 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which extends the effective date of ASU 2016-13 for non-public business entities. ASU 2016-13, as amended, is effective for the Company on January 1, 2023, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on its consolidated financial statements and related disclosures.

Note 3 — Business Combination

As described in Note 1, Description of Business—Organization and Operations, we consummated the Merger Agreement on the Closing Date. Pursuant to the terms of the Merger Agreement, the merger consideration payable to stockholders of Old SomaLogic at the Closing Date was $1.25 billion, consisting of cash payments of $50 million and equity consideration in the form of (i) the issuance of shares of Common Stock and (ii) rollover of Old SomaLogic’s outstanding options. The number of shares of Common Stock issued to Old SomaLogic stockholders was based on a deemed value of $10.00 per share after giving effect to the Exchange Ratio. Each option of Old SomaLogic that was outstanding immediately prior to the Closing Date was assumed by SomaLogic and converted into an option to acquire an adjusted number of shares of Common Stock of SomaLogic at an adjusted exercise price per share based on the Exchange Ratio. These assumed options will continue to be governed by substantially the same terms and conditions, including vesting, as were applicable to the original instrument.

Earn-Out Shares

The Merger Agreement also provides additional shares of Common Stock to Old SomaLogic shareholders and to certain employees and directors of SomaLogic (“Earn-Out Service Providers”) of up to 3,500,125 and 1,499,875, respectively (the “Earn-Out Shares”). The Earn-Out Shares are payable if the price of our Common Stock is greater than or equal to $20.00 for a period of at least 20 out of 30 consecutive trading days at any time between the 13- and 24-month anniversary of the Closing Date (the “Triggering Event”). Any Earn-Out Shares issuable to an Earn-Out Service Provider shall be issued only if such individual continues to provide services (whether as an employee or director) through the date of occurrence of the corresponding Triggering Event (or a change in control acceleration event, if applicable) that causes such Earn-Out Shares to become issuable (refer to Note 13, Stock-based Compensation). Any Earn-Out Shares that are forfeited pursuant to the preceding sentence shall be reallocated to the Old SomaLogic stockholders in accordance with their respective pro rata Earn-Out Shares. As of December 31, 2021, the contingency has not been met and, accordingly, no shares of Common Stock have been issued.

PIPE (Private Investment in Public Entity) Investment

In connection with the Business Combination, CMLS II entered into subscription agreements with certain institutional and accredited investors (the “PIPE Investors”), pursuant to which the PIPE Investors purchased, concurrently with the Closing, an aggregate of 36,500,000 shares of Common Stock at a purchase price of $10.00 per share for an aggregate purchase price of $365.0 million (the “PIPE Investment”).

CMLS II Shares

In connection with the Closing, certain CMLS II holders exercised their right to redeem certain of their outstanding shares for cash, resulting in the redemption of 809,850 shares of CMLS II common stock at an approximate price of $10.00 per share, for an aggregate of approximately $8.1 million, which was paid to such holders at the Closing (the “CMLS II Redemption”). Immediately following the Closing, all of the 6,900,000 issued and outstanding shares of CMLS II Class B common stock (“CMLS II Founder Shares”), automatically converted, on a one-for-one basis, into shares of Common Stock in accordance with CMLS II’s amended and restated certificate of incorporation.

SomaLogic, Inc.

Notes to Consolidated Financial Statements

Summary of Shares Issued

The following table details the number of shares of Common Stock issued immediately following the consummation of the Business Combination:

Shares
CMLS II Class A common stock, outstanding prior to Business Combination	27,600,000
Less: CMLS II Redemption shares	(809,850)
Class A common stock of CMLS II, net of redemptions	26,790,150
Conversion of CMLS II Founder Shares for Common Stock	6,900,000
Shares issued pursuant to PIPE Investment	36,500,000
Conversion of Old SomaLogic shares for Common Stock (1)	110,973,213
Total shares of SomaLogic Common Stock, immediately after Business Combination	181,163,363

(1)	The number of Old SomaLogic shares was determined as the 75,404,883 shares of Old SomaLogic Class B common stock and 31,485,973 shares of Old SomaLogic redeemable convertible preferred stock (assuming deemed conversion to Old SomaLogic Class B common stock) outstanding immediately prior to the closing of the Business Combination multiplied by the Exchange Ratio of 0.8381.

Summary of Net Proceeds

On the Closing Date, SomaLogic received gross proceeds of $619.4 million, consisting of $365.0 million from the PIPE Investors and $254.4 million from CMLS II. The gross proceeds were reduced by $50 million of cash payments made to Old SomaLogic stockholders (based on certain Old SomaLogic stockholders’ election to receive cash instead of equity consideration) and $39.3 million of direct transaction costs incurred by the Company. These direct transaction costs were included in additional paid-in capital and reflected as an offset against the proceeds.

Note 4 — Revenue

The following table provides information about disaggregated revenue by product line:

	Year Ended December 31,
(in thousands)	2021	2020
Assay services revenue	$68,038	$45,827
Product revenue	1,277	1,907
Collaboration revenue	3,051	2,483
Other revenue:
Royalties	8,515	5,261
Other	745	411
Total other revenue	9,260	5,672
Total revenue	$81,626	$55,889

Contract Balances and Remaining Performance Obligations

Contract liabilities represent the Company’s obligation to transfer goods or services to customers from which we have received consideration. Deferred revenue is classified as current if the Company expects to be able to recognize the deferred amount as revenue within 12 months of the balance sheet date. Deferred revenue is recognized as or when the Company satisfies its performance obligations under the contract.

A summary of the change in contract liabilities is as follows:

	December 31,
(in thousands)	2021	2020
Balance at beginning of period	$5,177	$5,469
Recognition of revenue included in balance at beginning of period	(1,762)	(1,003)
Revenue deferred during the period, net of revenue recognized	1,970	711
Balance at end of period	$5,385	$5,177

SomaLogic, Inc.

Notes to Consolidated Financial Statements

At December 31, 2021 and 2020, deferred revenue of $5.4 million and $5.2 million, respectively, was comprised of balances related to our collaboration revenue, assay services, and other revenue. At December 31, 2021 and 2020, the portion of deferred revenue related to collaboration revenue was $3.9 million and $5.0 million, respectively, which is recognized on a straight-line basis over the performance period. As of December 31, 2021, the estimated remaining performance period related to the deferred collaboration revenue is approximately 3.3 years. At December 31, 2021 and 2020, the portion of deferred revenue related to assay services and other revenue was $1.5 million and $0.2 million, respectively. As of December 31, 2021, the deferred revenue related to assay services and other revenue will be recognized within 12 months.

Note 5 — Fair Value Measurements

Assets measured at fair value on a recurring basis

The following tables set forth our financial assets measured at fair value on a recurring basis and the level of inputs used in such measurements:

As of December 31, 2021 (in thousands)	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Aggregate Fair Value	Fair Value Level
Cash and cash equivalents:
Cash	$114,533	$—	$—	$114,533	Level 1
Money market funds	324,955	—	—	324,955	Level 1
Total cash and cash equivalents	439,488	—	—	439,488
Investments:
Commercial paper	177,852	16	(57)	177,811	Level 2
U.S. Treasuries	12,021	—	(9)	12,012	Level 2
Asset-backed securities	12,084	—	(8)	12,076	Level 2
Corporate bonds	16,332	—	(13)	16,319	Level 2
Total investments	218,289	16	(87)	218,218
Total assets measured at fair value on a recurring basis	$657,777	$16	$(87)	$657,706

As of December 31, 2020 (in thousands)	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Aggregate Fair Value	Fair Value Level
Cash and cash equivalents:
Cash	$138,977	$—	$—	$138,977	Level 1
Money market funds	23,568	—	—	23,568	Level 1
Commercial paper	2,399	—	—	2,399	Level 2
Total cash and cash equivalents	164,944	—	—	164,944
Investments:
Commercial paper	33,863	2	(2)	33,863	Level 2
Corporate bonds	6,093	—	(2)	6,091	Level 2
Total investments	39,956	2	(4)	39,954
Total assets measured at fair value on a recurring basis	$204,900	$2	$(4)	$204,898

All of the U.S. Treasury securities, asset-backed debt securities, commercial paper, corporate bonds, and international government securities that are designated as available-for-sale securities have an effective maturity date that is less than one year from the respective balance sheet date, and accordingly, have been classified as current in the consolidated balance sheets.

We classify our investments in money market funds within Level 1 of the fair value hierarchy because they are valued using quoted market prices. We classify our commercial paper, corporate bonds, U.S. Treasuries, asset-backed securities, and international government securities as Level 2 and obtain the fair value from a third-party pricing service, which may use quoted market prices for identical or comparable instruments or model-driven valuations using observable market data or inputs corroborated by observable market data.

As all of our available-for-sale securities have been held for less than a year as of both December 31, 2021 and 2020, no security has been in an unrealized loss position for 12 months or greater. We evaluated our securities for other-than temporary impairment and considered the decline in market value for the securities to be primarily attributed to current economic and market conditions. It is not more likely than not that we will be required to sell the securities, and we do not intend to do so prior to the recovery of the amortized cost basis. Based on this analysis, the available-for-sale securities were not considered to be other-than-temporarily impaired as of December 31, 2021 and 2020.

SomaLogic, Inc.

Notes to Consolidated Financial Statements

Liabilities measured at fair value on a recurring basis

The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

(in thousands)	December 31, 2021	December 31, 2020	Fair Value Level
Liabilities:
Warrant liability - Public Warrants	$18,437	$—	Level 1
Warrant liability - Private Placement Warrants	16,744	—	Level 2
Earn-out liability	26,885	—	Level 3
Compound derivative liability	—	425	Level 3
Total liabilities measured at fair value on a recurring basis	$62,066	$425

Warrant liabilities

The Public Warrants were valued using Level 1 inputs as they are traded in an active market. The fair value of the Private Placement Warrants is equivalent to that of the Public Warrants as they have substantially the same terms; however, as they are not actively traded, they are classified as Level 2 in the hierarchy table above.

Earn-out liability

The fair value of the Earn-Out Shares was estimated using a Monte Carlo simulation model. The fair value is based on the simulated price of the Company over the maturity date of the contingent consideration and increased by estimated forfeitures of Earn-Out Shares issued to Earn-Out Service Providers.

The significant unobservable inputs used in the Monte Carlo simulation to measure the Earn-Out Shares that are categorized within Level 3 of the fair value hierarchy as of December 31, 2021 are as follows:

December 31, 2021
Stock price on valuation date	$11.64
Volatility	85.60%
Risk-free rate	0.34%
Dividend yield	—%

The change in the fair value of the earn-out liability for the year ended December 31, 2021 is summarized as follows:

(in thousands)	Fair Value
Fair value of earn-out liability at Closing	$25,016
Change in fair value of earn-out liability	1,869
Balance as of December 31, 2021	$26,885

Compound derivative liability

The fair value of the compound derivative liability was approximately $0.4 million as of December 31, 2020 and is recorded in other long-term liabilities on the consolidated balance sheets. The compound derivative liability was measured at December 31, 2020 using a probability-weighted method with unobservable inputs, which are classified as Level 3 within the fair value hierarchy. The primary inputs for the probability-weighted valuation include the Company’s credit spread, applicable market discount rates, estimated recovery rates and U.S. Treasury rates. The credit spread assumption was approximately 8% and the recovery rate was approximately 69% as of December 31, 2020.

Due to deteriorating economic conditions and delays in fundraising efforts during the COVID-19 pandemic in the second quarter of 2020, we restructured the Amended and Restated Credit Agreement on June 29, 2020 (see Note 10, Debt). We recorded an increase in the fair value of the compound derivative of $4.8 million immediately prior to the restructuring, which was recorded as interest expense in the accompanying consolidated statements of operations and comprehensive loss. The amendment fee of $2.5 million and the present value of the additional interest of approximately $1.4 million were settled against the compound derivative liability.

On April 9, 2021, the Company repaid the Amended and Restated Credit Agreement in full and the fair value of the compound derivative liability was included in the net carrying amount of the debt used to determine the loss on extinguishment of debt. See Note 10, Debt, for more information.

SomaLogic, Inc.

Notes to Consolidated Financial Statements

Convertible debt

The fair value of the Convertible Debt was $2.3 million as of December 31, 2020, which was a Level 3 measurement based on the conversion value of the instrument. See Note 10, Debt, for more information.

Note 6 — Inventory

Inventory was comprised of the following:

	December 31,
(in thousands)	2021	2020
Raw materials	$15,205	$12,883
Finished goods	93	161
Total inventory	$15,298	$13,044
Inventory (current)	$11,213	$7,020
Non-current inventory	$4,085	$6,024

Note 7 — Property and Equipment

Property and equipment was comprised of the following:

	December 31,
(in thousands)	2021	2020
Lab equipment	$10,504	$9,865
Computer equipment	1,416	1,402
Furniture and fixtures	951	947
Software	4,866	2,657
Leasehold improvements	2,275	3,539
Construction in progress	4,789	81
Total property and equipment, at cost	24,801	18,491
Less: Accumulated depreciation and amortization	(15,244)	(14,578)
Property and equipment, net	$9,557	$3,913

Depreciation expense was $1.8 million and $2.3 million for the years ended December 31, 2021 and 2020, respectively. Amortization expense related to internal use software was $0.8 million and $0.5 million for the years ended December 31, 2021 and 2020, respectively. The unamortized internal use software costs as of December 31, 2021 and 2020 was $2.4 million and $1.0 million, respectively.

Note 8 — Accrued Liabilities

Accrued liabilities consisted of the following:

	December 31,
(in thousands)	2021	2020
Accrued compensation	$9,832	$5,378
Accrued charitable contributions	400	400
Accrued medical claims	398	307
Other	479	225
Total accrued liabilities	$11,109	$6,310

Note 9 — Commitments and Contingencies

Operating Leases

We have entered into various non-cancelable operating lease agreements for our current headquarters and laboratory facilities in Boulder, Colorado. In August 2015, the Company entered into a lease agreement for the Company’s corporate headquarters with a lease term that expires in June 2023; however, in September 2020, we agreed to terminate the lease effective June 2021. As a result, we paid a termination penalty of $0.3 million, which was recorded in selling, general and administrative expenses during the year ended December 31, 2020. A second lease, originally entered into in January 2017, expired in August 2021. This lease expired with no termination penalties.

SomaLogic, Inc.
Notes to Consolidated Financial Statements

In August 2020, we announced the closure of our Oxford, United Kingdom laboratory. The related laboratory lease term expired in December 2021.

We also have operating leases for our research and development lab facility and operations lab facility in Boulder, Colorado. During the year ended December 31, 2021, we extended the lease term on both leases until February 2026 and December 2023, respectively. The laboratory leases include escalating rent payments and options to renew the leases. We have deposits of $0.8 million and $0.3 million classified as restricted cash and included in other long-term assets as of December 31, 2021 and 2020, respectively. The deposits are restricted from withdrawal and held by a bank in the form of collateral for an irrevocable standby letter of credit held as security for the lease of one of the Company’s facilities. In December 2021, we entered into a lease for administrative offices which will expire on December 31, 2023.

On February 10, 2022, the Company entered into two separate lease agreements to lease two buildings pending construction. Both leases will expire on November 30, 2033, unless extended by the parties or earlier terminated in accordance with the terms of the lease. The Company’s obligation to pay rent for each building will begin approximately six months following the applicable commencement date of each lease. The annual base rent for each lease is approximately $1.3 million per year in the aggregate. Each lease is subject to annual increases of approximately 3% per annum and other adjustments, up to approximately $1.8 million per year in the aggregate in the final year of the term. Both leases include tenant improvement allowances in the amount of approximately $3.5 million per lease. The Company has the right to extend the term of each of the leases for three periods of sixty months each beginning immediately following the end of the then-current term.

Rent expense for the years ended December 31, 2021 and 2020 for operating leases was $1.8 million and $1.9 million, respectively. As of December 31, 2021, we have future commitments resulting from these operating lease arrangements totaling $5.5 million, which consisted of the following:

(in thousands)	December 31, 2021
2022	$1,850
2023	1,905
2024	810
2025	834
2026	143
Total future minimum lease payments	$5,542

SAFE Agreement

In December 2019, in conjunction with a revenue contract with a customer, we entered into a Simple Agreement for Future Equity (the “SAFE”). The SAFE agreement provided the customer with the right to purchase a SAFE for a fixed payment of $5.0 million that would convert into equity (variable number of shares based upon fair value at the date of issuance) upon certain specified fundraising events. The right to purchase the SAFE was contingent on the customer’s approval of our plan to move to the next version of our SomaScan® platform (the “Reversioning Plan”), which did not occur until January 2020. The obligation was classified as a liability and measured at fair value upon the customers’ approval of the Reversioning Plan in January 2020. We received $5.0 million in cash and the customer was issued 737,463 shares of Old SomaLogic redeemable convertible preferred stock, which effectively converted the liability into redeemable convertible preferred stock. The 737,463 shares of Old SomaLogic redeemable convertible preferred stock that were issued for the SAFE are presented in the consolidated statements of stockholders’ equity as 1,236,135 shares of Common Stock as a result of the reverse recapitalization.

Legal Proceedings

We are subject to claims and assessments from time to time in the ordinary course of business. We will accrue a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. We are not currently party to any material legal proceedings in which a potential loss is probable or reasonably estimable.

Indemnification

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but that have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

SomaLogic, Inc.
Notes to Consolidated Financial Statements

Note 10 — Debt

Debt consisted of the following:

	December 31,
(in thousands)	2021	2020
Paycheck Protection Program loan	$—	$3,520
Amended and Restated Credit Agreement	—	33,087
Plus: Premium	—	708
Less: Unamortized debt issuance costs	—	(2,566)
Total long-term debt	$—	$34,749
Current portion of long-term debt	$—	$2,423
Long-term debt, net of current portion	$—	$32,326

Convertible Debt

We had an unsecured convertible promissory note that was issued in March 2007, at par value, for an aggregate principal amount of $2.0 million (the “Convertible Debt”). In June 2017, the original maturity date for the Convertible Debt was extended to June 30, 2024 and the interest rate was amended to a fixed rate of 3.75%. We performed a two-step analysis in accordance with ASC 470-50, Debt — Modification and Extinguishments, and determined that the amendment should be accounted for as a modification because the present value of the cash flows under the terms of the modified agreement were not substantially different than the present value of the remaining cash flows under the terms of the original agreement and the change in the value of the conversion option was not substantially different than the carrying value of the Convertible Debt. The resulting impact was a reduction in the carrying amount of the Convertible Debt for $0.1 million and an offsetting impact to additional paid-in capital. Amortization of the discount was less than $0.1 million for the years ended December 31, 2021 and 2020.

The Convertible Debt had a voluntary conversion feature that allowed the holder, at its sole option, the right to request the Company to convert the principal, any accrued, but unpaid interest and any other unpaid amount of the obligation into our common stock or preferred stock. There was also an automatic conversion feature that permitted the Convertible Debt to be settled in common stock or cash upon certain events. The number of shares of common or preferred stock that could have been issued would have been determined based on the total outstanding obligation divided by $3.72 or $5.87, respectively.

On March 30, 2021, we issued a notice of prepayment to the holder of the Convertible Debt stating the Company intended to prepay the full outstanding Convertible Debt obligation. The holder then had the option to either request a conversion to equity pursuant to the Convertible Debt voluntary conversion provisions, described above, or accept the Company’s prepayment. On July 9, 2021, the Company and the holder of the Convertible Debt amended the conversion terms and simultaneously converted the Convertible Debt into 682,070 shares of Old SomaLogic Class B common stock. We recognized a $2.7 million loss on extinguishment of debt in the consolidated statements of operations and comprehensive loss during the year ended December 31, 2021 as a result of the conversion. Since the Convertible Debt was settled in full, there is no outstanding balance as of December 31, 2021. The 682,070 shares of Old SomaLogic Class B common stock that were issued for the conversion of Convertible Debt are presented in the consolidated statements of stockholders’ equity as 571,642 shares of Common Stock as a result of the reverse recapitalization.

Interest expense on the Convertible Debt was less than $0.1 million for the years ended December 31, 2021 and 2020.

Paycheck Protection Program

In April 2020, we received a loan in the aggregate amount of $3.5 million, pursuant to the Paycheck Protection Program (the “PPP”), established pursuant to the recently enacted Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and administered by the U.S. Small Business Administration. The PPP loan, which was in the form of a note dated April 13, 2020, matures on April 13, 2022 and bears interest at a rate of 0.98% per annum. All principal and interest payments were deferred until April 13, 2021.

Under the terms of the CARES Act, we could apply for and receive forgiveness for all, or a portion of the loans granted under the PPP. Such forgiveness was determined, subject to limitations, based on the use of loan proceeds for certain permissible purposes as set forth in the PPP, including, but not limited to, eligible payroll costs and mortgage interest, rent or utility costs, and on the maintenance or rehiring of employees and maintaining compensation levels during the eight-week period following the funding of the PPP loan. On June 21, 2021, we were notified by the lender that the PPP loan had been forgiven for the full amount borrowed under the PPP loan, including less than $0.1 million of accrued interest. In accordance with ASC 405-20, Extinguishment of Liabilities, the income from the forgiveness of the amount borrowed and the accrued interest was recognized as a gain on extinguishment of debt recorded within loss on extinguishment of debt, net in the consolidated statements of operations and comprehensive loss during the year ended December 31, 2021. As the PPP loan was forgiven, there is no outstanding balance as of December 31, 2021.

SomaLogic, Inc.
Notes to Consolidated Financial Statements

Amended and Restated Credit Agreement

In February 2016, we entered into a credit agreement (the “Credit Agreement”) with Madryn Health Partners, LP (“Madryn”), under which we received net proceeds of approximately $35.0 million, including debt issuance costs of $0.8 million. Interest on the Credit Agreement accrued at an annual floating interest rate of LIBOR (with a 1% floor) plus 12.5%, payable quarterly, of which a portion could be deferred at our option and paid together with the principal at maturity (“payment in kind” or “PIK”). The Credit Agreement had an interest-only period through March 31, 2020 and a final maturity date of December 31, 2021.

In December 2017, we entered into the Amended and Restated Credit Agreement, receiving an additional $3.4 million in proceeds. The Amended and Restated Credit Agreement reduced the floating interest rate of LIBOR plus 12.5% to 8.86%, waived revenue covenants until October 1, 2020 as long as cash and investments exceeded the principal balance of the debt, removed the option to defer a portion of the interest payment until maturity and extended the term to December 2022. As of December 31, 2017, the additional debt recorded as PIK was approximately $1.6 million. In exchange for these amendments, we issued 800,000 shares of Old SomaLogic Class B common stock to Madryn at a fair value of $12.35 per share. The fair value of the Old SomaLogic Class B common stock issued of $9.9 million, plus additional financing fees of $0.2 million, was recorded as deferred costs and is amortized to interest expense over the life of the loan using the effective interest rate method. The 800,000 shares of Old SomaLogic Class B common stock that were issued to Madryn are presented in the consolidated statements of stockholders’ equity as 670,480 shares of Common Stock as a result of the reverse recapitalization.

We determined that the Amended and Restated Credit Agreement contained put options related to early redemption mandatory prepayment terms in case of change in control or an event of default (the “Redemption Features”). The Redemption Features embedded in the Credit Agreement and Amended and Restated Credit Agreement met the requirements for separate accounting and were accounted for as a single, compound derivative instrument, in accordance with ASC 815.

On June 29, 2020, we signed an amendment to the Amended and Restated Credit Agreement. The amendment increased the fixed annual interest rate to 12%, of which 3% can be deferred at our option and paid together with the principal at maturity, waived or amended certain covenants and eliminated amortizing principal payments set to begin in March 2021. The entirety of the outstanding principal balance was due on the maturity date of December 31, 2022. Additionally, we incurred an amendment fee of $2.5 million, which was added to the outstanding principal balance. This amendment met the definition of a troubled debt restructuring under ASC 470-60, Troubled Debt Restructurings by Debtors, as the Company was experiencing financial difficulties and received concessions. The amendment did not result in a gain on restructuring because the total undiscounted cash outflows required under the Amended and Restated Credit Agreement exceeded the carrying value of the debt immediately prior to the amendment. The present value of the additional interest resulted in a premium of $1.4 million.

On November 20, 2020, we signed an additional amendment to the Amended and Restated Credit Agreement. In connection with the amendment, we issued 2,651,179 shares of Old SomaLogic redeemable convertible preferred stock to Madryn for a total fair value of approximately $18.0 million in exchange for the deemed prepayment of $10.0 million in the principal amount, a prepayment penalty of $2.5 million and amendment fees of approximately $5.5 million. This amendment also reduced the fixed annual interest rate to 11%, of which 2% can be deferred at our option and paid together with the principal at maturity and amended certain change of control provisions. We accounted for this amendment as a modification to the Amended and Restated Credit Agreement as it was determined that no substantial change occurred. We elected to write down a proportionate amount of debt issuance costs and premium related to the prepayment. As a result, we recognized $0.6 million in loss on extinguishment of debt, net in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2020. The 2,651,179 shares of Old SomaLogic redeemable convertible preferred stock that were issued for the conversion of the Convertible Debt are presented in the consolidated statements of stockholders’ equity as 4,443,906 shares of Common Stock as a result of the reverse recapitalization.

On April 9, 2021, we repaid the Amended and Restated Credit Agreement in full and the obligation was extinguished. In addition to the outstanding principal balance of $33.3 million as of that date, we also paid a prepayment penalty of approximately $4.0 million. As a result of the repayment of the Amended and Restated Credit Agreement, we recognized a $5.2 million loss on extinguishment of debt in the consolidated statements of operations and comprehensive loss during the year ended December 31, 2021.

The Company incurred $1.3 million and $5.8 million of interest expense for the years ended December 31, 2021 and 2020, respectively, under the Amended and Restated Credit Agreement. The interest expense includes noncash amortization of the debt issuance costs of approximately $0.3 million and $2.0 million for the years ended December 31, 2021 and 2020, respectively, and is net of amortization of premium of $0.1 million and $0.5 million for the years ended December 31, 2021 and 2020, respectively. During the years ended December 31, 2021 and 2020, the additional interest recorded as PIK, which was added to the principal balance of the long-term debt, was $0.2 million and $0.6 million, respectively.

SomaLogic, Inc.
Notes to Consolidated Financial Statements

Note 11 — Stockholders’ Equity

Common and Preferred Stock

On September 1, 2021, in connection with the Business Combination, the Company amended and restated its certificate of incorporation to authorize 600,000,000 shares of Common Stock, par value of $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”).

Warrants

As of December 31, 2021, there were an aggregate of 5,519,991 and 5,013,333 outstanding Public Warrants and Private Placement Warrants, respectively. Each warrant entitles the holder to purchase one share of our Common Stock at a price of $11.50 per share at any time commencing on February 25, 2022. The Warrants will expire on September 1, 2026 or earlier upon redemption or liquidation.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants, so long as they are held by CMLS Holdings II LLC, a Delaware limited liability company (the “Sponsor”) or any of its permitted transferees, (i) will not be redeemable by the Company (except as described below in “Redemption of Warrants When the Price per Share of Common Stock Equals or Exceeds $10.00”), (ii) may be exercised by the holders on a cashless basis, and (iii) will be entitled to certain registration rights. If the Private Placement Warrants are held by a holder other than the Sponsor or any of its permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios applicable to the Public Warrants and exercisable by such holders on the same basis as the Public Warrants.

Redemptions of warrants when the price per share of Common Stock equals or exceeds $18.00 - Once the warrants become exercisable, the Company may redeem the outstanding Public Warrants:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

●	if, and only if, the closing price of the Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before the Company sends to the notice of redemption to the warrant holders.

Redemptions of warrants when the price per share of Common Stock equals or exceeds $10.00 - Once the warrants become exercisable, the Company may redeem the outstanding Public Warrants:

●	in whole and not in part;

●	at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption, provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares, based on the redemption date and the “fair market value” of our Common Stock (as defined below) except as otherwise described below;

●	if, and only if, the closing price equals or exceeds $10.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

●	if the closing price of the Common Stock for any 20 trading days within a 30-trading day period ending three trading days before the Company sends notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

The “fair market value” of our Common Stock shall mean the volume weighted average price of our Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 shares of Common Stock per warrant (subject to adjustment).

SomaLogic, Inc.
Notes to Consolidated Financial Statements

We will not redeem the Warrants as described above unless an effective registration statement under the Securities Act of 1933, as amended, covering our Common Stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of Common Stock is available throughout the 30-day redemption period. If the foregoing conditions are satisfied and we issue a notice of redemption, each warrant holder will be entitled to exercise their warrants prior to the scheduled redemption date.

The Company may not redeem the Private Warrants, so long as they continue to be held by the original purchasers or permitted transferees. However, if the Private Warrants are transferred and no longer held by the original holder (or permitted transferees), such Warrants will automatically convert into Public Warrants and become subject to the same redemption provisions. Such Warrants will cease to exist as Private Warrants.

Note 12 — Redeemable Convertible Preferred Stock

In November and December 2020, Old SomaLogic issued and sold 17,842,914 shares and 13,643,059 shares, respectively, of redeemable convertible preferred stock at a price of $6.78 per share for an aggregate purchase price of $213.5 million. We incurred equity issuance costs of $11.4 million in connection with these offerings, which are reflected as a reduction to the carrying value of the redeemable convertible preferred stock. As of December 31, 2020, there were 50,000,000 shares of redeemable convertible preferred stock authorized, 31,485,973 shares of redeemable convertible preferred stock issued and outstanding and a liquidation preference of $213.5 million. Immediately prior to the Closing, the redeemable convertible preferred stock of Old SomaLogic were converted into shares of Class B common stock of Old SomaLogic on a two-for-one basis and then converted into the Company’s Common Stock at an Exchange Ratio of 0.8381. The aggregate 31,485,973 shares of redeemable preferred stock issued and sold are presented in the consolidated statements of stockholders’ equity as 52,776,787 shares of Common Stock as a result of the reverse recapitalization.

Prior to the closing of the Business Combination, there were no significant changes to the terms of the redeemable convertible preferred stock as compared to December 31, 2020. There are no shares of redeemable convertible preferred stock authorized, issued or outstanding as of December 31, 2021.

Note 13 — Stock-based Compensation

We maintained three equity incentive plans – the 2009 Equity Incentive Plan (the “2009 Plan”), the 2017 Equity Incentive Plan (the “2017 Plan”), and the 2021 Equity Incentive Plan (the “2021 Plan”) under which incentive and nonstatutory stock options to purchase shares of Old SomaLogic’s common stock were granted to employees, directors, and non-employee consultants. The 2009 Plan was terminated during 2017 upon the adoption of the 2017 Plan, and no further awards were granted under the 2009 Plan thereafter. The outstanding options previously granted under the 2009 Plan continued to remain outstanding under the 2017 Plan.

In connection with the Business Combination, we assumed the 2017 Plan, including the 2009 Plan options outstanding under the 2017 Plan, upon Closing. We terminated the 2017 Plan, provided that the outstanding awards granted under the 2009 Plan and 2017 Plan continue to remain outstanding. Upon consummation of the Business Combination, all outstanding options were converted into an option to acquire an adjusted number of shares of Common Stock of SomaLogic at an adjusted exercise price per share based on the Exchange Ratio. Such options continue to be governed by substantially the same terms and conditions, including vesting, as were applicable to the original instrument.

In September 2021, our Board of Directors adopted, and our stockholders approved, a new incentive plan (the “2021 Plan”), under which the Company may grant cash and equity incentive awards in the form of stock options, stock appreciation rights, restricted stock, other stock-based awards, other cash-based awards, and performance awards to employees, directors, and consultants of the Company. The 2021 Plan became effective upon the closing of the Business Combination. Under the 2021 Plan, as of December 31, 2021, we were authorized to issue a maximum of 21,300,000 shares of Common Stock. As of December 31, 2021, 2,944,448 awards have been granted under the 2021 Plan. As of December 31, 2021, we have reserved 38,496,936 shares of Common Stock for issuance under all incentive plans.

Stock-based compensation was recorded in the consolidated statements of operations and comprehensive loss as shown in the following table:

	Year Ended December 31,
(in thousands)	2021	2020
Cost of assay services revenue	$633	$413
Cost of product revenue	14	14
Research and development	10,958	4,173
Selling, general and administrative	16,810	10,572
Total stock-based compensation	$28,415	$15,172

SomaLogic, Inc.
Notes to Consolidated Financial Statements

Stock Options Awards

At December 31, 2021, there were 14,443,767 options outstanding within the 2009 Plan, the 2017 Plan, and the 2021 Plan and 5,259,078 options outstanding that were granted outside of the incentive plans. Generally, options vest over four years, with 25% vesting upon the first-year anniversary of the grant date and the remaining options vesting ratably each month thereafter.

The following table shows a summary of all stock option activity for the year ended December 31, 2021:

(in thousands, except share and per share data)	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2020	11,350,934	$3.92
Granted	10,271,113	$7.49
Exercised	(1,311,307)	$3.05
Forfeited	(453,551)	$4.54
Expired	(154,344)	$2.26
Outstanding as of December 31, 2021	19,702,845	$5.83	8.31	$115,314
Exercisable as of December 31, 2021	7,554,433	$3.88	6.77	$58,655
Vested and expected to vest as of December 31, 2021	17,144,896	$5.67	8.17	$103,148

The assumptions used in valuing the stock options granted are set forth in the following table:

Year Ended December 31,
	2021	2020
Expected dividend yield	—%	—%
Expected volatility	71.4 – 92.8%	83.5 – 92.0%
Risk-free interest rate	0.64 – 1.38%	0.32 – 0.54%
Expected weighted-average life of options	6.04 years	5.95 years

The total intrinsic value of options exercised during the years ended December 31, 2021 and 2020 was approximately $4.7 million and $0.4 million, respectively.

The weighted-average grant date fair value for options granted during the years ended December 31, 2021 and 2020 was $4.78 and $1.69, respectively.

Based on options granted to employees as of December 31, 2021, total compensation expense not yet recognized related to unvested options is approximately $40.2 million, which is expected to be recognized over a weighted average period of 2.97 years.

In June 2021, the Company modified options held by directors that resigned from our Board of Directors to accelerate the vesting and/or extend contractual terms. In connection with these modifications, the Company recorded incremental stock-based compensation expense of $0.7 million during the year ended December 31, 2021.

Secondary Sale Transaction

On July 1, 2021, an employee of the Company sold shares of the Company’s common stock and vested options to acquire shares of our common stock at a sales price that was above the then-current fair value. Since the purchasing parties are holders of economic interest in the Company and acquired shares and options from a current employee at a price in excess of fair value of such shares and options, the amount paid in excess of the fair value at the time of the secondary sale was recognized as stock-based compensation expense.

Total stock-based compensation expense related to the secondary sale transaction of $6.5 million included in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2021 was recorded within research and development expenses.

Performance Awards

In July 2021, we entered into a consulting agreement (the “Consulting Milestone Agreement”) with a vendor, Abundant Venture Innovation Accelerator (“AVIA”), to provide services related to expanding our contractual relationships with health system providers. AVIA is a related party (see Note 16, Related Parties). The Consulting Milestone Agreement includes a fixed amount of compensation in our Common Stock for achievement of certain milestones related to our business. We account for these awards as stock compensation liabilities with a performance condition, which are measured at fair value on the date of the grant and recognized over the expected performance period when it is probable the milestone will be achieved.

SomaLogic, Inc.
Notes to Consolidated Financial Statements

In August 2021, we issued 14,727 shares of Old SomaLogic Class B common stock related to this Consulting Milestone Agreement for milestones achieved. These shares are presented in the consolidated statements of stockholders’ equity as 12,342 shares of Common Stock as a result of the reverse recapitalization. In December 2021, we issued additional 53,120 shares of Common Stock related to the Consulting Milestone Agreement. We recognized approximately $0.8 million of stock-based compensation expense during the year ended December 31, 2021. As of December 31, 2021, the remaining commitment of $0.04 million is recorded in other long-term liabilities.

Service Provider Earn-Out Shares

Upon the consummation of the Business Combination, 1,499,875 Earn-Out Shares, subject to vesting and forfeiture conditions, were issued to Earn-Out Service Providers (the “Service Provider Earn-Outs”). As the issuance of the Service Provider Earn-Outs is contingent on services being provided, we have accounted for them in accordance with ASC 718, Compensation - Stock Compensation. As of December 31, 2021, 1,444,484 Service Provider Earn-Outs were outstanding after forfeitures. Upon forfeiture, the forfeited shares will be redistributed to the Old SomaLogic stockholders. The weighted average grant date fair value of the Service Provider Earn-Outs was $7.04 per share, and will be recognized as stock-based compensation expense on a straight-line basis over the derived service period of 1.2 years or shorter if the awards vest. The assumptions used in valuing the Service Provider Earn-Outs using the Monte Carlo simulation included volatility of 89.8%, risk-free interest rate of 0.10% to 0.11%, a stock price of $10.63 to $10.67, and a forfeiture rate of approximately 8.3%. The Company recorded $2.9 million in stock-based compensation expense related to the Service Provider Earn-Outs during the year ended December 31, 2021, and $6.7 million is expected to be recorded over the remaining estimated service period.

Note 14 — Income Taxes

The components of the Company’s provision for income taxes are as follows:

	Year Ended December 31,
(in thousands)	2021	2020
Current income tax expense (benefit)
Federal	$17	$3
State	21	20
	38	23
Deferred tax expense (benefit)
Federal	—	—
State	—	—
	—	—
Provision for income taxes	$38	$23

SomaLogic, Inc.
Notes to Consolidated Financial Statements

A reconciliation of the income tax benefit calculated at the federal statutory rate to the total income tax provision is as follows:

	Year Ended December 31,
(in thousands)	2021	2020
Income tax benefit at the federal statutory rate	$(18,404)	$(11,128)
State income taxes, net of federal income tax benefit	(3,008)	(3,003)
Nondeductible stock-based compensation	1,049	1,094
Expiration of net operating loss and research and development credits	3,244	1,056
Term loan amendment	—	19
Change in valuation allowance	15,092	14,446
Other permanent items	1,311	4
Research and development credits	(1,110)	(1,110)
Return to provision adjustments	855	(993)
Other, net	1,009	(362)
Provision for income taxes	$38	$23

The components of the deferred income tax assets and liabilities is as follows:

	December 31,
(in thousands)	2021	2020
Deferred income tax assets:
Net operating loss carryforwards	$98,032	$84,358
Research and development credits	11,264	10,590
Depreciation and amortization	598	539
Deferred revenue	1,344	1,389
Accrued expenses and non-deductible reserves	200	761
Compensation accruals	1,796	1,076
Stock-based compensation	11,952	8,731
Interest expense carryforward	6,628	3,242
Loan discount and issuance costs	—	2,333
Other	1,139	291
	132,953	113,310
Valuation allowance	(132,953)	(113,310)
Deferred income taxes, net of valuation allowance	—	—
Deferred income tax liabilities	—	—
Net deferred income tax assets (liabilities)	$—	$—

As of December 31, 2021, and 2020, a full valuation allowance of $133.0 million and $113.3 million was established against the Company’s deferred tax assets as the Company believes it is more likely than not these tax attributes would not be realizable in the future. The valuation allowance increased by $19.7 million for the year ended December 31, 2021.

The Company evaluates the need to establish a valuation allowance by considering all available positive and negative evidence, including expected levels of taxable income, future reversals of existing temporary differences, tax planning strategies, and recent financial operations. The Company establishes a valuation allowance to reduce deferred tax assets to the extent it is more likely than not that some, or all, of the deferred tax assets will not be realized. The Company determined it is more likely than not that all of its deferred tax assets would not be realized. The Company will continue to monitor its available positive and negative evidence in assessing the realization of its deferred tax assets in the future, and should there be a need to release the valuation allowance, a tax benefit will be recorded.

As of December 31, 2021, and 2020, the Company had federal net operating losses (“NOLs”) of $385.5 million and $328.6 million, respectively. Of the aggregate federal NOLs at December 31, 2021, $179.9 million can be carried forward indefinitely, and the remaining $205.5 million will begin to expire in 2022.

As of December 31, 2021, and 2020, the Company had state NOLs of $359.9 million and $340.3 million, respectively, which begin to expire in 2022.

SomaLogic, Inc.
Notes to Consolidated Financial Statements

As of December 31, 2021, and 2020, the Company had research and development credit carryforward of $12.5 million and $11.8 million, respectively, which begin to expire in 2022.

Our U.S. deferred tax assets are also subject to annual limitation under Section 382 of the Internal Revenue Code of 1986 due to stock ownership changes that have occurred, primarily as a result of the business combination completed on September 1, 2021. Based on an analysis completed during 2021, we have concluded that all of our historical U.S. deferred tax assets generated through December 31, 2020 are available to us for future use to offset taxable income. We may experience ownership changes in the future as a result of shifts in our stock ownership (some of which may be outside our control). Therefore, available U.S. deferred tax assets may be further limited in the event of another significant ownership change.

The Company files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions with varying statutes of limitations. As of December 31, 2021, the Company is not under examination in any jurisdiction and the tax years 2017 through 2020 remain open to examination in its federal and state jurisdictions. The Company believes no significant changes in the unrecognized tax benefits will occur within the next 12 months.

A reconciliation of the unrecognized tax benefits is as follows:

	December 31,
(in thousands)	2021	2020
Unrecognized tax benefit – beginning balance	$1,176	$1,071
Increase related to tax positions taken in the current year	111	111
Increase related to tax positions taken in the prior year	—	—
Decrease related to tax positions taken in the prior year	(36)	(6)
Unrecognized tax benefit – ending balance	$1,251	$1,176

The unrecognized tax benefits are classified as a reduction of deferred tax assets on the consolidated balance sheets. As of December 31, 2021, and 2020, there are $1.3 million and $1.2 million of unrecognized tax benefits that, if recognized, would favorably affect the Company’s effective tax rate, respectively.

The Company did not recognize any interests or penalties in all periods presented or accrue any interests or penalties as of December 31, 2021, and 2020.

Note 15 — Employee Benefit Plans

The Company sponsors a 401(k) plan, covering all employees in the United States. The Company matches 100% of the first 4% of employee contributions with immediate vesting. We made matching contributions of approximately $1.1 million and $0.8 million during the years ended December 31, 2021 and 2020, respectively.

Note 16 — Related Parties

The Company paid $0.2 million and $0.1 million of an unconditional contribution to a related party during the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, the remaining pledge of $0.4 million is recorded in accrued liabilities and is expected to be paid out within the next 12 months.

In June 2019, we entered into a consulting agreement (the “Master Agreement”) with AVIA, a company that engages in business incubation activities. AVIA is a related party to the Company because Ted Meisel, a member of our Board of Directors as of September 1, 2021, also serves on the board of directors of AVIA. Pursuant to the Master Agreement and the Consulting Milestone Agreement, the Company agreed to pay AVIA for business development activities. For the year ended December 31, 2021, the Company paid $0.9 million for these consulting services in addition to issuing Common Stock for an aggregate fair value of approximately $0.8 million for milestones achieved (see Note 13, Stock-based Compensation). As of December 31, 2021, the remaining commitment of $0.04 million is recorded in other long-term liabilities.

Note 17 — Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share (in thousands, except share and per share data):

	Year Ended December 31,
(in thousands, except share and per share data)	2021	2020
Net loss	$(87,547)	$(53,015)
Weighted-average shares outstanding, basic and diluted	137,157,283	65,161,358
Net loss per share, basic and diluted	$(0.64)	$(0.81)

SomaLogic, Inc.
Notes to Consolidated Financial Statements

During periods in which the Company incurs a net loss, diluted weighted average shares outstanding are equal to basic weighted average shares outstanding because the effect of all awards is anti-dilutive. The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share for the periods presented because including them would have been anti-dilutive:

	Year Ended December 31,
	2021	2020
Anti-dilutive shares:
Stock options to purchase common stock	19,702,845	11,350,934
Public Warrants and Private Placement Warrants	10,533,324	—
Convertible debt (on an if-converted basis)	—	450,591

Total anti-dilutive shares	30,236,169	11,801,525

The calculation of diluted net loss per share does not consider the effect of contingently issuable shares that are contingent on the occurrence of a future event that has not yet occurred. As of December 31, 2021, the contingency for the Earn-Out Shares had not been met and therefore the Earn-Out Shares were not considered in the computation of diluted net loss per share.

Note 18 — Subsequent Events

In February 2022 we entered into two lease agreements for commercial buildings to be constructed in Louisville, Colorado. See Note 9, Commitments and Contingencies.

Pursuant to an agreement entered into with Illumina Cambridge, Ltd. (“Illumina”) on December 31, 2021 to develop next-generation sequencing based proteomic distributable kits with SomaScan Technology and SOMAmer reagents for commercialization, we received a non-refundable, non-creditable payment of $30 million from Illumina on January 4, 2022. No activities were performed under this agreement during the fiscal year 2021.

Note 19 — Correction of Error in Previously Reported 2021 Interim Financial Statements (Unaudited)

In connection with our year-end financial close process and related preparation of our 2021 Annual Report on Form 10-K, a misstatement of net loss per share was identified in our previously filed 2021 unaudited interim financial statements for the quarter and year-to-date periods ended September 30, 2021. We assessed the materiality of this error in accordance with the U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 99, Materiality, and have concluded that our interim financial information as filed in the Quarterly Report on Form 10-Q for the quarter and year-to-date period ended September 30, 2021 should be restated. The misstatement related to the calculation of the weighted average shares outstanding. The weighted average shares outstanding was inconsistent with the presentation of outstanding common stock in the consolidated balance sheets and statements of stockholders’ equity, which reflected the recapitalization of common stock based on the Exchange Ratio retrospectively to the earliest period presented . There was no impact to our condensed consolidated balance sheets, condensed consolidated statements of stockholders’ equity (deficit), condensed consolidated statements of cash flows and the condensed consolidated statements of operations and comprehensive loss, the only exception being net loss per share and weighted average shares outstanding.

SomaLogic, Inc.
Notes to Consolidated Financial Statements

The effects of this error on our previously reported 2021 condensed consolidated statements of operations and comprehensive loss on a quarter-to-date and year-to-date basis are as follows:

	Three Months Ended September 30, 2021
(in thousands, except share and per share amounts)	Originally Reported	Adjustment	As Restated
Revenue
Assay services revenue	$17,499	$—	$17,499
Product revenue	75	—	75
Collaboration revenue	763	—	763
Other revenue	1,655	—	1,655
Total revenue	19,992	—	19,992

Operating expenses
Cost of assay services revenue	8,737	—	8,737
Cost of product revenue	33	—	33
Research and development	15,596	—	15,596
Selling, general and administrative	20,632	—	20,632
Total operating expenses	44,998	—	44,998
Loss from operations	(25,006)	—	(25,006)
Other (expense) income
Interest income and other, net	55	—	55
Interest expense	(2)	—	(2)
Change in fair value of warrant liabilities	(8,111)	—	(8,111)
Change in fair value of earn-out liability	(5,662)	—	(5,662)
Loss on extinguishment of debt, net	(2,693)	—	(2,693)
Total other expense	(16,413)	—	(16,413)
Net loss	$(41,419)	$—	$(41,419)

Other comprehensive loss
Net unrealized loss on available-for-sale securities	(15)	—	(15)
Foreign currency translation loss	(4)	—	(4)
Total other comprehensive loss	(19)	—	(19)
Comprehensive loss	$(41,438)	$—	$(41,438)

Net loss per share, basic and diluted	$(0.55)	$0.25	$(0.30)
Weighted average shares used in computing net loss per share, basic and diluted	75,684,521	61,491,707	137,176,228

SomaLogic, Inc.
Notes to Consolidated Financial Statements

	Nine Months Ended September 30, 2021
(in thousands, except share and per share amounts)	Originally Reported	Adjustment	As Restated
Revenue
Assay services revenue	$48,308	$—	$48,308
Product revenue	730	—	730
Collaboration revenue	2,288	—	2,288
Other revenue	7,306	—	7,306
Total revenue	58,632	—	58,632

Operating expenses
Cost of assay services revenue	22,548	—	22,548
Cost of product revenue	452	—	452
Research and development	32,304	—	32,304
Selling, general and administrative	48,274	—	48,274
Total operating expenses	103,578	—	103,578
Loss from operations	(44,946)	—	(44,946)
Other (expense) income
Interest income and other, net	126	—	126
Interest expense	(1,324)	—	(1,324)
Change in fair value of warrant liabilities	(8,111)	—	(8,111)
Change in fair value of earn-out liability	(5,662)	—	(5,662)
Loss on extinguishment of debt, net	(4,323)	—	(4,323)
Total other expense	(19,294)	—	(19,294)
Net loss	$(64,240)	$—	$(64,240)

Other comprehensive loss
Net unrealized loss on available-for-sale securities	(7)	—	(7)
Foreign currency translation loss	(3)	—	(3)
Total other comprehensive loss	(10)	—	(10)
Comprehensive loss	$(64,250)	$—	$(64,250)

Net loss per share, basic and diluted	$(1.01)	$0.48	$(0.53)
Weighted average shares used in computing net loss per share, basic and diluted	63,752,006	58,516,437	122,268,443